Form 40-F
period 2007-06-30
ALEXCO RESOURCE CORP
filed 2007-10-01
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
(Exact Name of Registrant as Specified in its Charter)

Yukon, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 1920-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Kenneth G. Sam
370 Seventeenth	Dorsey & Whitney LLP
Denver, Colorado 80202	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	(303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[ x ] Annual Information Form         [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 34,096,426

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [   ] Yes [ x ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [   ] Yes [ x ] No

EXPLANATORY NOTE

Alexco Resource Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act . The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to the exploration and development of our properties, including the Keno Hill Project;

  risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently or may be estimated;

  risks related to the inherently dangerous activity of mining and mine reclamation, including conditions or events beyond our control;

  risks related to governmental regulations;

  risks related to uncertainty in our ability to obtain and maintain certain permits and licenses necessary to our current and anticipated operations, including the Keno Hill Project;

  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

  risks related to our intellectual property and our ability to prevent our competitors from infringing on our patents and other intellectual property rights or developing substantially similar or superior technology;

  uncertainty relating to our ability to keep pace with the rapid technological developments in our industry;

  risks related to the future demand of reclamation services and the industry’s willingness to spend capital on mine reclamation and remediation services;

  risks related to our ability to obtain adequate financing on favorable terms to meet our future capital needs;

  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

  risks related to our officers and directors being or becoming associated with other natural resource companies which may give rise to conflicts of interests;

  risks related to our history of losses, which we may continue to incur in the future;

  risks related to our lack of insurance coverage for certain risks;

  risks related potential shortages in supplies and personnel;

  risks related to currency fluctuations;

  risks related to changes in the market price of gold, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of our operations and financial condition;

  risks related to our international operations; and

  risks related to our common shares.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 16 of the audited consolidated financial statements of the Company, filed as Exhibit 2 to this annual report.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on September 24, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.0011.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended June 30, 2007 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended June 30, 2007 and 2006, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

.MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company’s annual report or information circular. The Company is also listed on the American Stock Exchange (“AMEX”) and additionally complies as necessary with the rules and guidelines of AMEX as well as the United States Securities and Exchange Commission (“SEC”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Audit, Compensation, Corporate Governance, and Environmental and Safety Committees. The Company’s Board of Directors has determined that all the members of the Audit, Compensation, and Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the Toronto Stock Exchange and the American Stock Exchange.

Compensation Committee

Compensation of the Company’s Chief Executive Officer and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company’s Chief Executive Officer cannot be present during the Committee’s deliberations or vote.

The Compensation Committee is composed of Michael D. Winn, David H. Searle and R. Edward Flood, each of whom, in the opinion of the Board of Directors, is independent under the rules of the Toronto Stock Exchange and the American Stock Exchange.

Corporate Governance Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance Committee. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the Toronto Stock Exchange and the American Stock Exchange and any applicable securities laws.

The Corporate Governance Committee is composed of Michael D. Winn, David H. Searle and R. Edward Flood, each of whom, in the opinion of the Board of Directors, is independent under the rules of the Toronto Stock Exchange and the American Stock Exchange.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Michael D. Winn, David H. Searle and R. Edward Flood, each of whom, in the opinion of the Company’s Board of Directors, is independent, as determined under Rule 10A-3 of the Exchange Act and the rules of the Toronto Stock Exchange and the American Stock Exchange, and each of whom is financially literate.

Mr. Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming that company in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Inc.), where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California. Mr. Winn also serves as President, Chief Executive Officer and a director of Sanu Resources Ltd. and as a director of Eurasian Minerals Inc., General Minerals Corp., Lake Shore Gold Corp., Mena Resources Inc., Quest Capital Corp. and Transatlantic Petroleum Corp.

Mr. Searle is a lawyer and a recently retired partner at Fasken Martineau DuMoulin and brings to the Board 44 years of experience practicing law in western and northern Canada. He has extensive experience in environmental assessment, the permitting of major projects and in the area of mine closure and reclamation. Mr. Searle regularly appeared in all three northern jurisdictions before the Boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia.

Mr. Flood is currently a Managing Director of Investment Banking at Haywood Securities (UK) Limited. Prior to this Mr. Flood was the President of Ivanhoe Mines Ltd. from 1995 to 1999 and has been a member of the board of directors since 1995. Before joining Ivanhoe, Mr. Flood was a principal at Robertson Stephens & Co., an investment bank in San Francisco, California, USA. He was a member of the Robertson Stephens’ investment team for the Contrarian Fund, a public mutual fund concentrated on natural resources development projects around the world. Mr. Flood also has held the position of senior mining analyst with a prominent Canadian securities firm. Mr. Flood holds Bachelor and Masters Degrees in Geology from the University of Nevada and University of Montana, respectively.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Company’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each fiscal year. In addition, the Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the Toronto Stock Exchange and the American Stock Exchange and other governing regulatory authorities.

The full text of the Audit Committee Charter is stated in the Company’s Annual Information Form (filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F).

Audit Committee Financial Expert

The Board of Directors has designated Mr. Michael Winn as the Audit Committees’ “financial expert” (as defined in Item 401 of Regulation S-K under the Exchange Act) and “financially sophisticated under the rules of the American Stock Exchange.

Mr. Winn is a financial expert and financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Winn does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations. Mr. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Mr. Win has worked in the oil and gas industry since 1983 and the mining industry since 1992. He completed graduate course work in accounting and finance and received a BSc in geology from the University of Southern California. Mr. Winn has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Company and have acted as the Company's independent auditor for the fiscal year ended June 30, 2007 and for the period from incorporation to June 30, 2006. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
June 30, 2007	$107,000	$84,352	nil$	$70,270
June 30, 2006	$131,301	nil$	nil$	$8,163

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading "Audit Fees"..

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the heading "Audit Fees", "Audit Related Fees" and "Tax Fees".

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2007 fiscal year are related to quarterly reviews.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended June 30, 2007, no fees paid to PricewaterhouseCoopers LLP were approved pursuant to the de minimus exception for tax services.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board of Directors has adopted a written Code of Business Conduct and Ethics by which it and all officers and employees of the Company abide. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to the same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and senior officers of the Company. All related party transactions are subject to the review of the Company’s Audit Committee.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.alexcoresource.com.

CONTRACTUAL OBLIGATIONS

The following table lists as of June 30, 2007 information with respect to the Company’s known contractual obligations.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease Contracts	$1,019,000	$252,000	$671,000	$96,000	$-
Asset Retirement Obligation	$983,000	$628,000	$152,000	$111,000	$92,000
Other Reclamation Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP	$9,284,000	$-	$9284,000	$-	$-
TOTAL	$11,286,000	$880,000	$10,107,000	$207,000	$92,000

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its charter documents under the laws of the Yukon Territory, Canada. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.alexcoresource.com. Information contained on our website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS

1.	Annual Information Form of the Company for the year ended June 30, 2007

2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:

Auditors’ Report on Consolidated Financial Statements;

Consolidated Balance Sheets as at June 30, 2007 and 2006;

Consolidated Statements of Operations and Deficit for the years ended June 30, 2007 and 2006;

Consolidated Statements of Cash Flows for the years ended June 30, 2007 and 2006; and

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 16)

3.	Management’s Discussion and Analysis for the year ended June 30, 2007

CERTIFICATIONS

4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

8.	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

9.	Consent of Janice Fingler, M.Sc., P.Geo.

10.	Consent of Ronald G. Simpson, P.Geo., on his own behalf and on behalf of GeoSim Services Inc.

11.	Consent of Michael Stammers, P.Geo

12.	Consent of Stanton Dodd, P.Geo.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By: /s/ Clynton R. Nauman
Name: Clynton R. Nauman
Title: President and Chief Executive Officer

Date: September 28, 2007