Form 40-F
period 2008-06-30
ALEXCO RESOURCE CORP
filed 2008-09-29
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Kenneth G. Sam
370 Seventeenth	Dorsey & Whitney LLP
Denver, Colorado 80202	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth
(Name, address (including zip code) and telephone number (including area	(303) 629-3445
code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[X]   Annual Information Form                                       [X]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 35,831,014

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked,
indicate the filing number assigned to the Registrant in connection with such Rule. [   ]  Yes    [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been
subject to such filing requirements for the past 90 days.   [X] Yes     [   ] No

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

  risks related to the exploration and development of our properties, including the Bellekeno Project;

  risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

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

  risks related to uncertainty in our ability to obtain and maintain certain permits and licenses necessary to our current and anticipated operations, including the Bellekeno Project;

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

  risks related to First Nation land claims in the Yukon Territory, including the Keno Hill Project;

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including the Annual Information Form attached as Exhibit 1. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 19 of the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = CAD$1.017.

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

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended June 30, 2008 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended June 30, 2008 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 19 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of June 30, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of June 30, 2008 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended June 30, 2008. In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended June 30, 2008. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor's report on the consolidated financial statements as at and for the year ended June 30, 2008 and on the effectiveness of the Company's internal controls over financial reporting as at June 30, 2008 were delivered by PricewaterhouseCoopers LLP in connection with the audited financial statements attached to this annual report on Form 40-F as Exhibit 2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company’s annual report or information circular. The Company is also listed on the American Stock Exchange (“AMEX”) and additionally complies as necessary with the rules and guidelines of AMEX as well as the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Audit, Compensation, Corporate Governance, and Environmental and Safety Committees. The Company’s Board of Directors has determined that all the members of the Audit, Compensation, and Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the TSX and the AMEX.

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

The Compensation Committee is composed of Michael D. Winn, David H. Searle and George Brack, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the AMEX.

Corporate Governance Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance Committee. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the AMEX and any applicable securities laws.

The Corporate Governance Committee is composed of Michael D. Winn, David H. Searle and George Brack, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the AMEX.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Michael D. Winn, David H. Searle and George Brack, each of whom, in the opinion of the Company’s Board of Directors, is independent, as determined under Rule 10A-3 of the Exchange Act and Rules 121 and 803A of the AMEX and the rules of the TSX, and each of whom is financially literate.

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

Mr. George Brack is the Managing Director and Industry Head, Mining Group of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack was President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions and other advisory functions for North American resource companies. Previously, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has worked for CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the identification, evaluation and execution of strategic mergers and acquisitions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Company’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each fiscal year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the AMEX and other governing regulatory authorities.

The full text of the Audit Committee Charter is stated in the Company’s Annual Information Form (filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F).

Audit Committee Financial Expert

The Board of Directors has designated Mr. Michael Winn as the Audit Committees’ “financial expert” (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act) and “financially sophisticated under the Rule 803(B)(2)(iii) of the AMEX.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Company and have acted as the Company's independent auditor for the fiscal year ended June 30, 2008 and for the fiscal year ended June 30, 2007. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2008	$280,000	$71,452	$Nil	$Nil
June 30, 2007	$107,000	$84,352	$Nil	$70,270

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audits of the Company’s consolidated annual financial statements and internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category includes but is not limited to fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, advisory services associated with the Company’s financial reporting and fees charged for services rendered in connection with registration statements and other securities offering documents.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

"All Other Fees" include all fees charged by PricewaterhouseCoopers LLP for products or services other than those charged for "Audit Fees", "Audit-Related Fees" and "Tax Fees".

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended June 30,

2008, no fees paid to PricewaterhouseCoopers LLP were approved pursuant to the de minimus exception.

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

CONTRACTUAL OBLIGATIONS

The following table lists as of June 30, 2008 information with respect to the Company’s known contractual obligations.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease Contracts	$2,598	$383	$776	$674	$765
Asset Retirement Obligation (discounted basis)	$814	$100	$99	$77	$538
TOTAL	$3,412	$483	$875	$751	$1,303

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

In addition, the Company may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on its website at www.alexcoresource.com. Information contained on our website is not part of this annual report.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS

99.1.	Annual Information Form of the Company for the year ended June 30, 2008

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:

Auditors’ Report on Consolidated Financial Statements;

Consolidated Balance Sheets as at June 30, 2008 and 2007;

Consolidated Statements of Operations and Deficit for the years ended June 30, 2008 and 2007;

Consolidated Statements of Cash Flows for the years ended June 30, 2008 and 2007; and

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 19)

99.3.	Management’s Discussion and Analysis for the year ended June 30, 2008

CERTIFICATIONS

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

99.8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

99.9.	Consent of Janice Fingler, M.Sc., P.Geo.*

99.10.	Consent of Ronald G. Simpson, P.Geo., on his own behalf and on behalf of GeoSim Services Inc.

99.11.	Consent of Stanton Dodd, P.Geo.

99.12.	Consent of Gordon Doerksen, P.Eng.,

99.13.	Consent of G. David Keller, P.Geo.

99.14.	Consent of Joe Sedlacek, P.Eng.

99.15.	Consent of Hassan Ghaffari, P.Eng.

99.16.	Consent of Diane Lister, P.Eng.

* To be filed on amended Form 40-F upon receipt.

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

Date: September 26, 2008