Form 40-F/A
period 2008-06-30
ALEXCO RESOURCE CORP
filed 2009-02-06
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F /A
(Amendment No. 1)

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

EXPLANATORY NOTE

This amendment number one to the Annual Report on Form 40-F, as previously filed on September 29, 2008, is being filed to clarify management of the Company’s statements on disclosure controls and procedures and internal control over financial reporting and to file as an exhibit hereto the consent of an expert who was unavailable at the time of the original filing.   No other sections of the Annual Report on Form 40-F, as previously, filed has been amended, revised, or updated

Alexco Resource Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act . The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

DISCLOSURE CONTROLS AND PROCEDURES

NOTE: This section has been amended to clarify management of the Company’s determination that the Company’s disclosure controls and procedures are effective as of the end of the period covered by this Annual Report on Form 40-F.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure. Further, the Company’s management, including our CEO and CFO, has designed our disclosure controls and procedures to provide reasonable assurance of achieving the objectives evaluated above and our CEO and CFO have concluded that as of the end of the period covered by this report our disclosure controls and procedures are effective at that reasonable assurance level.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

NOTE: This section has been amended to clarify management of the Company’s determination that the Company’s internal control over financial reporting  are effective as of the end of the period covered by this Annual Report on Form 40-F.

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

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, the Company’s management designs the Company’s internal control over financial reporting to provide reasonable assurance of achieving the above-stated objectives and has evaluated such controls at the reasonable assurance level.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS

99.1.	Annual Information Form of the Company for the year ended June 30, 2008 *

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report: *

Auditors’ Report on Consolidated Financial Statements;

Consolidated Balance Sheets as at June 30, 2008 and 2007;

Consolidated Statements of Operations and Deficit for the years ended June 30, 2008 and 2007;

Consolidated Statements of Cash Flows for the years ended June 30, 2008 and 2007; and

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 19)

99.3.	Management’s Discussion and Analysis for the year ended June 30, 2008*

CERTIFICATIONS

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

99.8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants *

99.9.	Consent of Janice Fingler, M.Sc., P.Geo.

99.10.	Consent of Ronald G. Simpson, P.Geo., on his own behalf and on behalf of GeoSim Services Inc. *

99.11.	Consent of Stanton Dodd, P.Geo. *

99.12.	Consent of Gordon Doerksen, P.Eng. *

99.13.	Consent of G. David Keller, P.Geo. *

99.14.	Consent of Joe Sedlacek, P.Eng. *

99.15.	Consent of Hassan Ghaffari, P.Eng. *

99.16.	Consent of Diane Lister, P.Eng. *

* Previously filed with the Company’s Annual Report on Form 40-F, as filed September 29, 2008.

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

Date: February 6, 2009