Form 40-F
period 2009-06-30
ALEXCO RESOURCE CORP
filed 2009-09-28
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Jason K. Brenkert
370 Seventeenth	Dorsey & Whitney LLP
Denver, Colorado 80202	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth Street
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Denver, Colorado 80202
(303) 352-1133

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:
[ x ] Annual Information Form           [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at June 30, 2009, 43,079,586 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes       [     ] No

Indicate by check mark whether Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ ] Yes [ ] No

EXPLANATORY NOTE

Alexco Resource Corp. (the “Corporation” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act .. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation’s anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development activities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including the Annual Information Form attached as Exhibit 1. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 22 of the audited consolidated financial statements of the Corporation.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2009, based upon the noon rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$0.8602.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein that contain descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended June 30, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the years ended June 30, 2009 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States GAAP, see Note 22 to the Corporation’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation’s management’s discussion and analysis is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Corporation may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) under the Exchange Act). Based upon that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end the period covered by this report, the Corporation’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of June 30, 2009, the Corporation’s internal control over financial reporting was effective and no material weaknesses in the Corporation’s internal control over financial reporting were discovered.

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended June 30, 2009. In this annual report on Form 40-F, the Corporation’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Corporation’s internal control over financial reporting for the fiscal year ended June 30, 2009. PricewaterhouseCoopers LLP has audited the Corporation’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Corporation’s internal control over financial reporting.

Auditor’s Attestation Report

The attestation report of PricewaterhouseCoopers LLP on the Corporation’s consolidated financial statements as at and for the year ended June 30, 2009 and on the effectiveness of the Corporation's internal control over financial reporting as at June 30, 2009 is included in the Corporation’s audited consolidated financial statements filed as Exhibit 2 to this annual report on Form 40-F and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during its fiscal year ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Corporation is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the Corporation’s annual report or information circular. The Corporation is also listed on the NYSE Amex and additionally complies as necessary with the rules and guidelines of NYSE Amex as well as the SEC. The Corporation reviews its governance practices on an ongoing basis to ensure it is in compliance with all applicable requirements.

The Corporation’s Board of Directors is responsible for the Corporation’s Corporate Governance policies and has separately designated standing Audit, Compensation, Corporate Governance, and Environmental and Safety Committees. The Corporation’s Board of Directors has determined that all the members of the Audit, Compensation, and Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the TSX and Section 803 of the NYSE Amex Company Guide.

Compensation Committee

Compensation of the Corporation’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Corporation’s CEO cannot be present during the Compensation Committee’s deliberations or vote.

The Compensation Committee is composed of Michael D. Winn, David H. Searle and George Brack, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE Amex.

Corporate Governance Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance Committee. The Corporation has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE Amex and any applicable securities laws.

The Corporate Governance Committee is composed of Michael D. Winn, David H. Searle and George Brack, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE Amex.

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. During the Corporation’s fiscal year ended June 30, 2009, the Corporation’s Audit Committee was composed of Michael D. Winn, David H. Searle and George Brack, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE Amex Company Guide, and the rules of the TSX,) and each of whom is financially literate.

As at June 30, 2009, Mr. Michael Winn was the chair of the Corporation’s Audit Committee. Subsequent to the Corporation’s fiscal year end, on July 22, 2009, the Corporation’s Board of Directors appointed Terry Krepiakevich as a director of the Corporation and as the chair of the Corporation’s Audit Committee. While Mr. Winn is still a director of the Corporation, effective as of July 22, 2009, Mr. Krepiakevich replaced Mr. Winn as the chair of the Corporation’s Audit Committee. Consequently, Mr. Krepiakevich, as the current chair of the Corporation’s Audit Committee, is responsible for signing off on the Corporation’s financial statements for its fiscal year ended June 30, 2009 rather than Mr. Michael Winn. In the opinion of the Corporation’s Board of Directors, Mr. Krepiakevich is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE Amex Company Guide, and the rules of the TSX) and is financially literate.

Mr. Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming that company in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Inc.), where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a BSc. in geology from the University of Southern California.

Mr. David H. Searle is a lawyer and a retired partner at Fasken Martineau DuMoulin and brings to the Board 44 years of experience practicing law in western and northern Canada. He has extensive experience in environmental assessment, the permitting of major projects and in the area of mine closure and reclamation. Mr. Searle regularly appeared in all three northern jurisdictions before the boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia.

Mr. George Brack is an independent business man and was previously the Managing Director and Industry Head, Mining Group of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack was President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions and other advisory functions for North American resource companies. Previously, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has worked for CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the identification, evaluation and execution of strategic mergers and acquisitions.

Mr. Terry Krepiakevich is the Chief Financial Officer of SouthGobi Energy Resources Ltd., a publicly-listed mining company focused on exploring and developing coal deposits in Mongolia's South Gobi Region. Previously, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Prior to his position with Maynards, Mr. Krepiakevich was a senior officer in a number of private and public issuers. He is a Canadian qualified Chartered Accountant and was employed with the international accounting firm Peat Marwick Thorne (KPMG), where he worked with a number of companies in mining and related industries.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the Corporation’s President and Chief Executive Officer, the Chief Financial Officer of the Corporation and the Corporation’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Corporation’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each fiscal year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the AMEX and other governing regulatory authorities.

The full text of the Audit Committee Charter is stated in the Corporation’s Annual Information Form (filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F).

Audit Committee Financial Expert

During the Corporation’s fiscal year ended June 30, 2009, the Board of Directors determined that Mr. Michael Winn qualified as the Audit Committee’s “financial expert” (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act) and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE Amex Company Guide. Effective July, 22, 2009, the Board of Directors has determined that Mr. Terry Krepiakevich qualifies as the Audit Committee’s “financial expert” (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act) and is “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE Amex Company Guide.

Mr. Winn qualified as a financial expert and was determined to be financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Corporation's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

Mr. Krepiakevich qualifies as a financial expert and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Corporation's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Krepiakevich is the Chief Financial Officer of SouthGobi Energy Resources Ltd., a publicly-listed mining company focused on exploring and developing coal deposits in Mongolia's South Gobi Region. Mr. Krepiakevich is a Canadian qualified Chartered Accountant and was previously employed with the international accounting firm Peat Marwick Thorne (KPMG), where he worked with a number of companies in mining and related industries.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Corporation and have acted as the Corporation's independent auditor for the fiscal year ended June 30, 2009 and for the fiscal year ended June 30, 2008. The chart below sets forth the total amount billed to the Corporation by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2009	$319,000	$54,000	$Nil	$Nil
June 30, 2008	$280,000	$71,000	$Nil	$Nil

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audits of the Corporation’s consolidated annual financial statements and internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees”. This category includes but is not limited to fees billed for independent accountant review of the interim financial statements and Management’s Discussion and Analysis, advisory services associated with the Corporation’s financial reporting and fees charged for services rendered in connection with registration statements and other securities offering documents.

“Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” include all fees charged by PricewaterhouseCoopers LLP for products or services other than those charged for “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended June 30, 2009, no fees paid to PricewaterhouseCoopers LLP were approved pursuant to the de minimus exception.

OFF-BALANCE SHEET TRANSACTIONS

The Corporation does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board of Directors has adopted a written Code of Business Conduct and Ethics by which it and all officers and employees of the Corporation abide. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Corporation's high caliber management team promotes a culture of ethical business conduct throughout the Corporation's operations and is expected to monitor the activities of the Corporation’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Corporation’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to the same if the interest is material. These requirements are also contained in the Corporation's Articles, which are made available to the directors and senior officers of the Corporation. All related party transactions are subject to the review of the Corporation’s Audit Committee.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Corporation’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Corporation’s Code of Business Conduct and Ethics is located on its website at www.alexcoresource.com.

CONTRACTUAL OBLIGATIONS

The following table lists as of June 30, 2009 information with respect to the Corporation’s known contractual obligations.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$3,563	$747	$1,001	$897	$918
Asset Retirement Obligation (undiscounted basis)	$976	$Nil	$672	$89	$215
TOTAL	$4,539	$747	$1,673	$986	$1,133

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Corporation’s common shares are listed on the NYSE Amex under the trading symbol “AXU”. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its charter documents under the laws of the Yukon Territory, Canada. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Corporation may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on its website at www.alexcoresource.com. Information contained on our website is not part of this annual report.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on July 26, 2007, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS
1.	Annual Information Form of the Corporation for the year ended June 30, 2009
2.	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements;
Consolidated Balance Sheets as at June 30, 2009 and 2008;
Consolidated Statements of Operations and Deficit for the years ended June 30, 2009 and 2008;
Consolidated Statements of Cash Flows for the years ended June 30, 2009 and 2008; and
Notes to Consolidated Financial Statements (which includes a reconciliation with United States
GAAP as Note 22)
3.	Management’s Discussion and Analysis for the year ended June 30, 2009

CERTIFICATIONS
4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
9.	Consent of Stanton Dodd, P.Geo.
10.	Consent of Gordon Doerksen, P.Eng.
11.	Consent of G. David Keller, P.Geo.
12.	Consent of Joe Sedlacek, P.Eng.
13.	Consent of Hassan Ghaffari, P.Eng.
14.	Consent of Diane Lister, P.Eng.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:	/s/ Clynton R. Nauman
Name:	Clynton R. Nauman
Title:	President and Chief Executive Officer

Date: September 28, 2009