Form 40-F
period 2011-06-30
ALEXCO RESOURCE CORP
filed 2011-09-15
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Alexco Resource U.S. Corp.	Copies to:
Suite I-102, 88 Inverness Circle East	Jason K. Brenkert
Englewood, Colorado 80112	Dorsey & Whitney LLP
(303) 862-3929	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202
code) of agent for service in the United States)	(303) 352-1133

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[X}   Annual Information Form                         [X]   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at June 30, 2011, 59,937,565 common shares of the Registrant were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this annual report. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1 and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report and the exhibits attached hereto, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Bellekeno Development Plan (as hereinafter defined); (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 22 of the audited consolidated financial statements of the Corporation. Effective July 1, 2011, the Corporation will begin preparing its financial statements in accordance with International Financial Reporting Standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2011, based upon the noon rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$1.0370.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended June 30, 2011 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the years ended June 30, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States GAAP, see Note 22 to the Corporation’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation’s management’s discussion and analysis is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Corporation may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Corporation’s disclosure controls and procedures, as defined in Rule 13a–15(e) under the Exchange Act. Based upon that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end the period covered by this report, the Corporation’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of June 30, 2011, the Corporation’s internal control over financial reporting was effective and no material weaknesses in the Corporation’s internal control over financial reporting were discovered.

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended June 30, 2011. In this annual report on Form 40-F, the Corporation’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Corporation’s internal control over financial reporting for the fiscal year ended June 30, 2011. PricewaterhouseCoopers LLP has audited the Corporation’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Corporation’s internal control over financial reporting.

Auditor’s Attestation Report

The attestation report of PricewaterhouseCoopers LLP on the Corporation’s consolidated financial statements as at and for the year ended June 30, 2011 and on the effectiveness of the Corporation's internal control over financial reporting as at June 30, 2011 is included in the Corporation’s audited consolidated financial statements filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during its fiscal year ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Corporation is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to TSX guidelines by way of an annual corporate governance statement in the Corporation’s annual report or information circular filed with the appropriate securities regulators in Canada. The Corporation is also listed on the NYSE Amex and additionally complies as necessary with the rules and guidelines of the NYSE Amex as well as the SEC. The Corporation reviews its governance practices on an ongoing basis to ensure it is in compliance with all applicable requirements.

The Corporation’s Board of Directors is responsible for the Corporation’s Corporate Governance policies and has separately designated standing Audit, Compensation, Corporate Governance, and Environmental, Health and Safety Committees. The Corporation’s Board of Directors has determined that all the members of the Audit, Compensation, and Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the TSX and Section 803A of the NYSE Amex Company Guide.

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

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE Amex Company Guide. During the Corporation’s fiscal year ended June 30, 2011, the Corporation’s Audit Committee was composed of Terry Krepiakevich, David H. Searle and George Brack, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE Amex Company Guide, and the rules of the TSX,) and each of whom is financially literate.

Mr. Krepiakevich was, from June 2006 to July 2011, the Chief Financial Officer of SouthGobi Resources Ltd., a publicly-listed mining company focused on exploring and developing coal deposits in Mongolia’s South Gobi Region. Previously, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Prior to his position with Maynards, Mr. Krepiakevich was a senior officer in a number of private and public issuers. He is a Canadian qualified Chartered Accountant and was employed with the international accounting firm Peat Marwick Thorne (KPMG), where he worked with a number of companies in mining and related industries.

Mr. Brack was Managing Director and Industry Head – Mining of Scotia Capital Inc. from December 2006 to January 2009. Prior to joining Scotia Capital, he held the position of President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Mr. Brack has also held positions with Placer Dome as Vice President Corporate Development and with CIBC Wood Gundy where he was Vice President of the Investment Banking Group, and worked in Rio Algom’s corporate development department. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation. Mr. Brack is financially literate, possessing extensive experience in corporate finance and investment banking, particularly with respect to the mining sector.

Mr. Searle is a lawyer and a retired partner at Fasken Martineau DuMoulin LLP and brings to the Board 45 years of experience practicing law in western and northern Canada. He has extensive experience in environmental assessment, the permitting of major projects and in the area of mine closure and reclamation. Mr. Searle regularly appeared in all three northern jurisdictions before the Boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia. Mr. Searle is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the Corporation’s President and CEO, the Corporation’s CFO, and the Corporation’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Corporation’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each fiscal year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE Amex and other governing regulatory authorities.

The full text of the Audit Committee Charter is set forth in the Corporation’s Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

During the Corporation’s fiscal year ended June 30, 2011, the Board of Directors determined that Mr. Terry Krepiakevich qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE Amex Company Guide.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Corporation and have acted as the Corporation's independent auditor for the fiscal year ended June 30, 2011 and for the fiscal year ended June 30, 2010. The chart below sets forth the total amount billed to the Corporation by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2011	$173,000	$96,707	$Nil	$20,000
June 30, 2010	$247,500	$136,572	$Nil	$57,000

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended June 30, 2011, no fees paid to PricewaterhouseCoopers LLP were approved pursuant to the de minimus exception.

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

CONTRACTUAL OBLIGATIONS

The following table lists as of June 30, 2011 information with respect to the Corporation’s known contractual obligations.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$2,441	$510	$935	$813	$183
Purchase obligations	847	170	477	200	Nil
Asset retirement obligation (undiscounted basis)	4,459	36	110	2,733	1,580
TOTAL	$7,747	$716	$1,522	$3,746	$1,763

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

Concurrently herewith, the Corporation is filing an updated Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS

1.	Annual Information Form of the Corporation for the year ended June 30, 2011

2.	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this Report:

Auditors’ Report on Consolidated Financial Statements;

Consolidated Balance Sheets as at June 30, 2011 and 2010;

Consolidated Statements of Operations for the years ended June 30, 2011 and 2010;

Consolidated Statements of Cash Flows for the years ended June 30, 2011 and 2010;

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2011 and 2010; and

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 22)

3.	Management’s Discussion and Analysis for the year ended June 30, 2011

CERTIFICATIONS

4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

8.	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

9.	Consent of Stanton Dodd, L.Geo.

10.	Consent of Robert Vincent Scartozzi, L.Geo.

11.	Consent of G. David Keller, P.Geo.

12.	Consent of Ken Reipas, P.Eng.

13.	Consent of Bruce Murphy, FSAIMM

14.	Consent of Lars Weiershäuser, Ph.D, P.Geo.*

15.	Consent of Hassan Ghaffari, P.Eng.

16.	Consent of Gilles Arseneau, P. Geo

* To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By: /s/ Clynton R. Nauman
Name: Clynton R. Nauman
Title: President and Chief Executive Officer

Date: September 15, 2011