Form 40-F/A
period 2011-06-30
ALEXCO RESOURCE CORP
filed 2011-09-20
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on September 15, 2011, to file the consent of Consent of Lars Weiershäuser, Ph.D, P.Geo., which was previously unavailable. No other amendments are being made to the annual report on Form 40-F as originally filed.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS

1.*	Annual Information Form of the Corporation for the year ended June 30, 2011

2.*	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this Report:

Auditors’ Report on Consolidated Financial Statements;

Consolidated Balance Sheets as at June 30, 2011 and 2010;

Consolidated Statements of Operations for the years ended June 30, 2011 and 2010;

Consolidated Statements of Cash Flows for the years ended June 30, 2011 and 2010;

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2011 and 2010; and

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 22)

3.*	Management’s Discussion and Analysis for the year ended June 30, 2011

CERTIFICATIONS

4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

8*	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

9.*	Consent of Stanton Dodd, L.Geo.

10.*	Consent of Robert Vincent Scartozzi, L.Geo.

11.*	Consent of G. David Keller, P.Geo.

12.*	Consent of Ken Reipas, P.Eng.

13.*	Consent of Bruce Murphy, FSAIMM

14.	Consent of Lars Weiershäuser, Ph.D, P.Geo.

15.*	Consent of Hassan Ghaffari, P.Eng.

16.*	Consent of Gilles Arseneau, P. Geo

* Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on September 15, 2011.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By: /s/ Clynton R. Nauman
Name: Clynton R. Nauman
Title: President and Chief Executive Officer

Date: September 20, 2011