Form 40-F
period 2011-12-31
ALEXCO RESOURCE CORP
filed 2012-03-29
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the six month period ended December 31, 2011

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

Annual Information Form [ x ]	[ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 59,937,565 common shares of the Registrant were issued and outstanding.

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

Effective December 31, 2011, the Corporation changed its fiscal year end from June 30 to December 31. This annual report on Form 40-F contains (i) the audited consolidated financial statements of the Corporation for the six month transition period ended December 31, 2011 and for the year ended June 30, 2011, including the report of the independent auditor with respect thereto, (ii) the Corporation’s management’s discussion and analysis for the six month transition period ended December 31, 2011, and (iii) the Corporation’s Annual Information Form for the six month transition period ended December 31, 2011.

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

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. Effective July 1, 2010, the Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), and they are subject to international auditing and auditor independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies. Since the adoption of IFRS, the Corporation is no longer required to provide a reconciliation to United States generally accepted accounting principles (“GAAP”). Significant differences between IFRS and Canadian GAAP are described in Note 6 of the audited consolidated financial statements of the Corporation.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the noon rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$0.9833.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the six month period ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the six month period ended December 31, 2011 and for the year ended June 30, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between IFRS and Canadian GAAP, see Note 6 to the Corporation’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation’s management’s discussion and analysis for the six month period ended December 31, 2011 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Corporation’s internal control over financial reporting was effective and no material weaknesses in the Corporation’s internal control over financial reporting were discovered.

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the six month period ended December 31, 2011. In this annual report on Form 40-F, the Corporation’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Corporation’s internal control over financial reporting for the six month period ended December 31, 2011. PricewaterhouseCoopers LLP has audited the Corporation’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Corporation’s internal control over financial reporting.

Auditor’s Attestation Report

The attestation report of PricewaterhouseCoopers LLP on the Corporation’s consolidated financial statements as at and for the six month period ended December 31, 2011 and on the effectiveness of the Corporation's internal control over financial reporting as at December 31, 2011 is included in the Corporation’s audited consolidated financial statements filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during its six month period ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE Amex Company Guide. During the Corporation’s six month period ended December 31, 2011, the Corporation’s Audit Committee was composed of Terry Krepiakevich, David H. Searle and George Brack, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE Amex Company Guide, and the rules of the TSX,) and each of whom is financially literate.

Mr. Krepiakevich is a member of the Board of Directors of several publicly –listed and private companies since July 2011. From June 2006 to July 2011, Mr. Krepiakevich was the Chief Financial Officer of SouthGobi Resources Ltd., a publicly-listed mining company focused on exploring and developing coal deposits in Mongolia’s South Gobi Region. Previously, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Prior to his position with Maynards, Mr. Krepiakevich was a senior officer in a number of private and public issuers. He is a Canadian qualified Chartered Accountant and was employed with the international accounting firm Peat Marwick Thorne (KPMG), where he worked with a number of companies in mining and related industries.

Mr. Brack is a member of the Board of Directors of several publicly-listed companies since January 2009. Previously, Mr. Brack was the Managing Director and Industry Head – Mining of Scotia Capital Inc. from December 2006 to January 2009. Prior to joining Scotia Capital, he held the position of President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Mr. Brack has also held positions with Placer Dome as Vice President Corporate Development and with CIBC Wood Gundy where he was Vice President of the Investment Banking Group, and worked in Rio Algom’s corporate development department. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation. Mr. Brack is financially literate, possessing extensive experience in corporate finance and investment banking, particularly with respect to the mining sector.

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

Audit Committee Financial Expert

During the Corporation’s six month period ended December 31, 2011, the Board of Directors determined that Mr. Terry Krepiakevich qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE Amex Company Guide.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Corporation and have acted as the Corporation's independent auditor for the six month period ended December 31, 2011 and for the fiscal year ended June 30, 2011. The chart below sets forth the total amount billed to the Corporation by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Period	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Six months ended December 31, 2011	$306,000	$78,000	$Nil	$Nil
Year ended June 30, 2011	$173,000	$96,707	$Nil	$20,000

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the six month period ended December 31, 2011, no fees paid to PricewaterhouseCoopers LLP were approved pursuant to the de minimus exception.

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

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Corporation’s known contractual obligations.

	Payments due by Period (in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$2,186	$487	$919	$780	$Nil
Purchase obligations	777	100	477	200	Nil
Asset retirement obligation (undiscounted basis)	4,688	33	151	2,439	2,065
TOTAL	$7,651	$620	$1,547	$3,419	$2,065

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the six months period ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the six month period ended December 31, 2011, neither the Company nor its subsidiaries operated a mine in the United States.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS
1.	Annual Information Form of the Corporation for the six month period ended December 31, 2011
2.	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements;
Consolidated Balance Sheets as at December 31, 2011 and June 30, 2011;
Consolidated Statements of Operations for the six month period ended December 31, 2011 and for the year ended June 30, 2011;
Consolidated Statements of Cash Flows for the six month period ended December 31, 2011 and for the year ended June 30, 2011; and
Consolidated Statements of Shareholders’ Equity for the six month period ended December 31, 2011 and for the year ended June 30, 2011.
3.	Management’s Discussion and Analysis for the six month period ended December 31, 2011

CERTIFICATIONS
4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS
8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
9.	Consent of Stanton Dodd, L.Geo.
10.	Consent of Robert Vincent Scartozzi, L.Geo.
11.	Consent of G. David Keller, P.Geo.
12.	Consent of Ken Reipas, P.Eng.
13.	Consent of Bruce Murphy, FSAIMM
14.	Consent of Lars Weiershäuser, Ph.D, P.Geo.
15.	Consent of Hassan Ghaffari, P.Eng.
16.	Consent of Gilles Arseneau, P. Geo

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:	/s/ Clynton R. Nauman
Name:	Clynton R. Nauman
Title:	President and Chief Executive Officer

Date: March 28, 2012