Form 40-F/A
period 2011-12-31
ALEXCO RESOURCE CORP
filed 2012-04-19
CIK 1364128

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

The Corporation is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on March 29, 2012, to file a Revised Annual Information Form and an amended management’s discussion and analysis. In both cases, the documents are being amended solely to change their date from March 26, 2012 to March 28, 2012 to correct a technical disclosure rule under Canadian law. No other amendments, alterations or updates are being made to the annual report on Form 40-F as originally filed.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F/A and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this annual report. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in the exhibits attached to this annual report on Form 40-F/A, including the Corporation’s Revised Annual Information Form filed as Exhibit 99.1 and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report and the exhibits attached hereto, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Bellekeno Development Plan (as hereinafter defined); (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F/A, including the Corporation’s Revised Annual Information Form filed as Exhibit 99.1.

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

NOTES TO UNITED STATES READERS

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Revised Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F/A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this annual report on Form 40-F/A and the documents incorporated by reference herein that contain descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Corporation’s Revised Annual Information Form for the six month period ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F/A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation’s amended management’s discussion and analysis for the six month period ended December 31, 2011 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F/A.

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

CONSENT TO SERVICE OF PROCESS

Concurrently herewith, the Corporation is filing an updated Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F/A arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F/A.

EXHIBITS

99.1	Annual Information Form of the Corporation for the six month period ended December 31, 2011
99.2*	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements;
Consolidated Balance Sheets as at December 31, 2011 and June 30, 2011;
Consolidated Statements of Operations for the six month period ended December 31, 2011 and for the year ended June 30, 2011;
Consolidated Statements of Cash Flows for the six month period ended December 31, 2011 and for the year ended June 30, 2011;
Consolidated Statements of Shareholders’ Equity for the six month period ended December 31, 2011 and for the year ended June 30, 2011; and
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 22)
99.3	Management’s Discussion and Analysis for the six month period ended December 31, 2011

CERTIFICATIONS

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

99.8*	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
99.9*	Consent of Stanton Dodd, L.Geo.
99.10*	Consent of Robert Vincent Scartozzi, L.Geo.
99.11*	Consent of G. David Keller, P.Geo.
99.12*	Consent of Ken Reipas, P.Eng.
99.13*	Consent of Bruce Murphy, FSAIMM
99.14*	Consent of Lars Weiershäuser, Ph.D, P.Geo.
99.15*	Consent of Hassan Ghaffari, P.Eng.
99.16*	Consent of Gilles Arseneau, P. Geo

* - Previously filed with the Corporation’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 28, 2012.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:	/s/ Clynton R. Nauman
Name:	Clynton R. Nauman
Title:	President and Chief Executive Officer

Date: April 18, 2012