Form 40-F
period 2012-12-31
ALEXCO RESOURCE CORP
filed 2013-03-28
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For year period ended December 31, 2012

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Alexco Resource U.S. Corp.	Copies to:
Suite I-102, 88 Inverness Circle East	Jason K. Brenkert
Englewood, Colorado 80112	Dorsey & Whitney LLP
(303) 862-3929	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202
code) of agent for service in the United States)	(303) 352-1133

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form                               [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2012, 60,289,898 common shares of the Registrant were issued and outstanding.

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

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and they are subject to international auditing and auditor independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies. Since the Corporation has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$1.0051.

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

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 and is incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2012, the six month transitional fiscal year ended December 31 2011 and the year ended June 30, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

ADDITIONAL RISK FACTORS APPLICABLE TO UNITED STATES INVESTORS

It may be difficult to enforce judgments or bring actions outside the United States against the Corporation and certain of our directors.

The Corporation is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, are located outside the United States. As a result, it may be difficult or impossible for an investor:

  to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Corporation; or

  to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation’s management’s discussion and analysis for the year ended December 31, 2012 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Corporation may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F. Holders of the Corporation’s common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Corporation.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Corporation’s disclosure controls and procedures, as defined in Rule 13a–15(e) under the Exchange Act. Based upon that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end the period covered by this annual report on Form 40-F, the Corporation’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that, as of December 31, 2012, the Corporation’s internal control over financial reporting was effective and no material weaknesses in the Corporation’s internal control over financial reporting were discovered.

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the year ended December 31, 2012. In this annual report on Form 40-F, the Corporation’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Corporation’s internal control over financial reporting for the year ended December 31, 2012. PricewaterhouseCoopers LLP has audited the Corporation’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Corporation’s internal control over financial reporting.

Auditor’s Attestation Report

The attestation report of PricewaterhouseCoopers LLP on the Corporation’s consolidated financial statements as at and for the year ended December 31, 2012 and on the effectiveness of the Corporation's internal control over financial reporting as at December 31, 2012 is included in the Corporation’s audited consolidated financial statements filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Corporation is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to TSX guidelines by way of an annual corporate governance statement in the Corporation’s annual report or information circular filed with the appropriate securities regulators in Canada. The Corporation is also listed on the NYSE MKT and additionally complies as necessary with the rules and guidelines of the NYSE MKT as well as the SEC. The Corporation reviews its governance practices on an ongoing basis to ensure it is in compliance with all applicable requirements.

The Corporation’s Board of Directors is responsible for the Corporation’s Corporate Governance policies and has separately designated standing Audit, Compensation, Nominating & Corporate Governance, and Environmental, Health, Safety & Technical Committees. The Corporation’s Board of Directors has determined that all the members of the Audit, Compensation, and Nominating & Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the TSX and Section 803A of the NYSE MKT Company Guide.

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

The Compensation Committee is composed of David Searle, Michael Winn and George Brack, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE MKT.

Nominating & Corporate Governance Committee

Nominees for the election to the Corporation’s Board of Directors are recommended by the Nominating & Corporate Governance Committee. The Corporation has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE MKT and any applicable securities laws.

The Nominating & Corporate Governance Committee is composed of Michael Winn, David Searle and George Brack, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE MKT.

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE MKT Company Guide. During the Corporation’s year ended December 31, 2012, the Corporation’s Audit Committee was composed of Terry Krepiakevich, Michael Winn and George Brack, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE MKT Company Guide, and the rules of the TSX) and each of whom is financially literate.

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

Mr. Winn is currently President of Seabord Capital Corp., and was previously President of Terrasearch Inc., both consulting companies providing investment analysis and financial services to companies in the oil & gas, mining and energy sectors. He is also a member of the Board of Directors of several publicly-listed companies, serving for certain of which as a member of the audit committee. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992. He completed graduate course work in accounting and finance and received a BSc in geology from the University of Southern California. Mr. Winn is financially literate, possessing extensive senior management experience within the natural resource sectors including experience as a public company audit committee member.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the Corporation’s President and CEO, the Corporation’s CFO, and the Corporation’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Corporation’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each fiscal year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE MKT and other governing regulatory authorities.

The full text of the Audit Committee Charter is set forth in the Corporation’s Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

During the Corporation’s year ended December 31, 2012, the Board of Directors determined that Mr. Terry Krepiakevich qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Corporation and have acted as the Corporation's independent auditor in each of the last two years. The chart below sets forth the aggregate fees billed to the Corporation by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Period	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Year ended December 31, 2012	$395,000	$81,000	$Nil	$Nil
Six month transitional fiscal year ended December 31, 2011	$306,000	$78,000	$Nil	$Nil

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In year ended December 31, 2012, no fees paid to PricewaterhouseCoopers LLP were approved pursuant to the de minimus exception.

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

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2012 information with respect to the Corporation’s known contractual obligations.

	Payments due by Period (in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$1,540	$414	$760	$366	$Nil
Purchase obligations	620	170	350	100	Nil
Asset retirement obligation (undiscounted basis)	3,678	20	1,646	772	1,240
TOTAL	$5,838	$604	$2,756	$1,238	$1,240

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE MKT CORPORATE GOVERNANCE

The Corporation’s common shares are listed on the NYSE MKT under the trading symbol “AXU”. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement is set forth in its charter documents under the laws of the Yukon Territory, Canada. A quorum for a meeting of shareholders of the Corporation is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Corporation may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Corporation shall make the disclosure of such transactions available on its website at www.alexcoresource.com. Information contained on the Corporation’s website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the year ended December 31, 2012, neither the Company nor its subsidiaries operated a mine in the United States.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS

1.	Annual Information Form of the Corporation for the year ended December 31, 2012

2.	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this Report:

Auditors’ Report on Consolidated Financial Statements;

Consolidated Balance Sheets as at December 31, 2012 and December 31, 2011;

Consolidated Statements of Operations for year ended December 31, 2012, for the six months ended December 31, 2011 and the year ended June 30, 2011;

Consolidated Statements of Cash Flows for the year ended December 31, 2012, for the six months ended December 31, 2011 and the year ended June 30, 2011; and

Consolidated Statements of Shareholders’ Equity for year ended December 31, 2012, for the six months ended December 31, 2011 and the year ended June 30, 2011.

3.	Management’s Discussion and Analysis for the year ended December 31, 2012

CERTIFICATIONS

4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

9.	Consent of Stanton Dodd, L.Geo.

10.	Consent of Robert Vincent Scartozzi, L.Geo.

11.	Consent of G. David Keller, P.Geo.

12.	Consent of Ken Reipas, P.Eng.

13.	Consent of Bruce Murphy, FSAIMM

14.	Consent of Lars Weiershäuser, Ph.D, P.Geo.

15.	Consent of Hassan Ghaffari, P.Eng.

16.	Consent of Gilles Arseneau, P. Geo

17.	Consent of David Farrow, Pr.Sci.Nat, P.Geo.

18.	Consent of Alan McOnie, FAusIMM

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

Date: March 27, 2013