Form 40-F
period 2013-12-31
ALEXCO RESOURCE CORP
filed 2014-03-26
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For year period ended December 31, 2013

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Alexco Resource U.S. Corp.	Copies to:
7720 East Belleview Ave., Suite B-104	Jason K. Brenkert
Greenwood Village, CO 80111	Dorsey & Whitney LLP
(303) 862-3929	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202
code) of agent for service in the United States)	(303) 352-1133

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2013, 62,573,898 common shares of the Registrant were issued and outstanding.

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

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report and the exhibits attached hereto, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the December 31, 2013 financial statements; (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$0.9402.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 and is incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the years ended December 31, 2013 and 2012, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation’s management’s discussion and analysis for the year ended December 31, 2013 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

ADDITIONAL RISK FACTORS APPLICABLE TO UNITED STATES INVESTORS

It may be difficult to enforce judgments or bring actions outside the United States against the Corporation and certain of our directors.

The Corporation is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States. A substantial part of the assets of the Corporation and several of these persons are located outside the United States. As a result, it may be difficult or impossible for an investor:

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2013, the Corporation’s internal control over financial reporting was effective and no material weaknesses in the Corporation’s internal control over financial reporting were discovered.

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the year ended December 31, 2013. In this annual report on Form 40-F, the Corporation’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Corporation’s internal control over financial reporting for the year ended December 31, 2013. PricewaterhouseCoopers LLP has audited the Corporation’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Corporation’s internal control over financial reporting.

Auditor’s Attestation Report

The attestation report of PricewaterhouseCoopers LLP on the Corporation’s consolidated financial statements as at and for the year ended December 31, 2013 and on the effectiveness of the Corporation's internal control over financial reporting as at December 31, 2013 is included in the Corporation’s audited consolidated financial statements filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

The Nominating & Corporate Governance Committee is composed of Michael Winn, Rick Van Nieuwenhuyse and George Brack, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE MKT.

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE MKT Company Guide. During the Corporation’s year ended December 31, 2013, the Corporation’s Audit Committee was composed of Terry Krepiakevich, Michael Winn and George Brack, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE MKT Company Guide, and the rules of the TSX) and each of whom is financially literate.

Mr. Krepiakevich is a member of the Board of Directors of several publicly-listed and private companies since July 2011. From June 2006 to July 2011, Mr. Krepiakevich was the Chief Financial Officer of SouthGobi Resources Ltd., a publicly-listed mining company focused on exploring and developing coal deposits in Mongolia’s South Gobi Region. Previously, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Prior to his position with Maynards, Mr. Krepiakevich was a senior officer in a number of private and public issuers. He is a Canadian qualified Chartered Accountant and was employed with the international accounting firm Peat Marwick Thorne (KPMG), where he worked with a number of companies in mining and related industries.

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

Audit Committee Financial Expert

During the Corporation’s year ended December 31, 2013, the Board of Directors determined that Mr. Terry Krepiakevich qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

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

External Auditor Service Fees (By Category)

Financial Period	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Year ended December 31, 2013	$343,400	$84,200	$9,500	$Nil
Year ended December 31, 2012	$395,000	$81,000	$Nil	$Nil

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the year ended December 31, 2013, no fees paid to PricewaterhouseCoopers LLP were approved pursuant to the de minimus exception.

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

All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Corporation’s website (as provided below) and provided in print to any shareholder who requests them. The Corporation’s Code of Business Conduct and Ethics is located on its website at www.alexcoresource.com.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2013 information with respect to the Corporation’s known contractual obligations.

	Payments due by Period (in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$788	$425	$363	$Nil	$Nil
Purchase obligations	370	170	200	Nil	Nil
Decommissioning and rehabilitation provision (undiscounted basis)	4,780	24	1,261	1,279	2,216
TOTAL	$5,938	$619	$1,824	$1,279	$2,216

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement is set forth in its charter documents under the laws of the Province of British Columbia, Canada. A quorum for a meeting of shareholders of the Corporation is one person present or represented by proxy.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). During the year ended December 31, 2013, neither the Company nor its subsidiaries operated a mine in the United States, and were not subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS
1.	Annual Information Form of the Corporation for the year ended December 31, 2013
2.	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this Report:
Auditor’s Report on Consolidated Financial Statements;
Consolidated Balance Sheets as at December 31, 2013 and December 31, 2012;
Consolidated Statements of Income and Comprehensive Income for the years ended
December 31, 2013 and 2012;
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012; and
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2013 and 2012.
3.	Management’s Discussion and Analysis for the year ended December 31, 2013

CERTIFICATIONS
4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
9.	Consent of Gilles Arseneau, Ph.D., P.Geo.
10.	Consent of Ken Reipas, P.Eng.
11.	Consent of Bruce Murphy, FSAIMM
12.	Consent of Adrian Dance, P.Eng.
13.	Consent of Kelly Sexsmith, P.Geo.
14.	Consent of Stephen Taylor, P.Eng.
15.	Consent of David Farrow, Pr.Sci.Nat, P.Geo.
16.	Consent of James Richard Trimble, P.Eng.
17.	Consent of G. David Keller, P.Geo.
18.	Consent of Lars Weiershäuser, Ph.D, P.Geo.
19.	Consent of Alan McOnie, FAusIMM
20.	Consent of Laura Battison, P.Geo.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:           /s/ Clynton R. Nauman
Name: Clynton R. Nauman
Title: President and Chief Executive Officer

Date: March 25, 2014