Form 40-F/A
period 2013-12-31
ALEXCO RESOURCE CORP
filed 2014-04-03
CIK 1364128

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
[   ] Yes      [   ] No

EXPLANATORY NOTE

Alexco Resource Corp. (the “Corporation” or the “Registrant”) hereby files this Amendment No. 1 to annual report on Form 40-F, as previously filed with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2014 (the “Original Report”), to amend a typographical error in the Registrant’s Annual Information Form filed as Exhibit 99.1 to the Original Report. The cover sheet to the original Annual Information Form mistakenly had an effective date of March 25, 2013. The Registrant has filed a Revised Annual Information Form attached as Exhibit 99.1 to this amended annual report on Form 40-F to correct the error and indicate an effective date of March 25, 2014. No other changes, amendments or revisions have been made to the Original Report and its exhibits or the original Annual Information Form and the Registrant has not updated any of the information contained herein or therein since the date of the Original Report.

The Corporation is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the SEC, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F/A, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and they are subject to international auditing and auditor independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies. Since the Corporation has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F/A and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$0.9402.

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

ANNUAL INFORMATION FORM

The Corporation’s Revised Annual Information Form for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 and is incorporated by reference in this annual report on Form 40-F/A.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the years ended December 31, 2013 and 2012, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F/A.

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

TAX MATTERS

Purchasing, holding, or disposing of securities of the Corporation may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F/A. Holders of the Corporation’s common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Corporation.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Corporation’s disclosure controls and procedures, as defined in Rule 13a–15(e) under the Exchange Act. Based upon that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end the period covered by this annual report on Form 40-F/A, the Corporation’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the year ended December 31, 2013. In this annual report on Form 40-F/A, the Corporation’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Corporation’s internal control over financial reporting for the year ended December 31, 2013. PricewaterhouseCoopers LLP has audited the Corporation’s financial statements included in this annual report on Form 40-F/A and has issued an attestation report on the Corporation’s internal control over financial reporting.

Auditor’s Attestation Report

The attestation report of PricewaterhouseCoopers LLP on the Corporation’s consolidated financial statements as at and for the year ended December 31, 2013 and on the effectiveness of the Corporation's internal control over financial reporting as at December 31, 2013 is included in the Corporation’s audited consolidated financial statements filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference in this annual report on Form 40-F/A.

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

The full text of the Audit Committee Charter is set forth in the Corporation’s Revised Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F/A.

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

In addition, the Corporation may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Corporation shall make the disclosure of such transactions available on its website at www.alexcoresource.com. Information contained on the Corporation’s website is not part of this annual report on Form 40-F/A.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F/A.

EXHIBITS
1.	Revised Annual Information Form of the Corporation for the year ended December 31, 2013
2.*	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements;
Consolidated Balance Sheets as at December 31, 2013 and December 31, 2012;
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2013 and 2012;
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012; and
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2013 and 2012.
3.*	Management’s Discussion and Analysis for the year ended December 31, 2013
CERTIFICATIONS
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8.*	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
9.*	Consent of Gilles Arsenault, Ph.D., P.Geo.
10.*	Consent of Ken Reipas, P.Eng.
11.*	Consent of Bruce Murphy, FSAIMM
12.*	Consent of Adrian Dance, P.Eng.
13.*	Consent of Kelly Sexsmith, P.Geo.
14.*	Consent of Stephen Taylor, P.Eng.
15.*	Consent of David Farrow, Pr.Sci.Nat, P.Geo.
16.*	Consent of James Richard Trimble, P.Eng.
17.*	Consent of G. David Keller, P.Geo.
18.*	Consent of Lars Weiershäuser, Ph.D, P.Geo.
19.*	Consent of Alan McOnie, FAusIMM
20.*	Consent of Laura Battison, P.Geo.

* Previously filed as an Exhibit to the Corporation’s annual report on Form 40-F as filed with the SEC on March 26, 2014 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:        /s/ Clynton R. Nauman
Name:   Clynton R. Nauman
Title:     President and Chief Executive Officer

Date: April 3, 2014