Form 20-F
period 2014-12-31
ALEXCO RESOURCE CORP
filed 2015-04-24
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR

[  ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

     200 Granville Street, Suite 1150
Vancouver, British Columbia, Canada V6C 1S4
(Address of principal executive offices)

     Michael Clark, CFO 200 Granville Street, Suite 1150
Vancouver, British Columbia, Canada V6C 1S4
Tel: (604) 633-4888
Email: info@alexcoresources.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class                                          Name of Exchange

Common Shares, no par value                     NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:          None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2014, 69,588,898 common shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  [  ]  No  [ X ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes   [  ]  No  [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [ X ]  No  [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  [  ]  No  [  ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Finan cial Reporting Standards as issued [ X ]	Other [ ]
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  [  ]    Item 18  [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  [  ]  No  [ X ]

INTRODUCTION

In this Annual Report on Form 20-F, except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" or “Alexco” refers to Alexco Resource Corp. and its consolidated subsidiaries, as applicable.

CURRENCY

Unless we otherwise indicate in this Annual Report on Form 20-F, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Company’s business plans, including but not limited to anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this Form 20-F. Forward-looking statements may include, but are not limited to, statements with respect to the amendments to the Silver Streaming Agreement with Silver Wheaton Corp. (“Silver Wheaton”) and its impact on the Company, additional capital requirements to pay, if the Company so chooses, the US$20 million payment under the amendments to the Silver Streaming Agreement with Silver Wheaton, additional capital requirements to finance the capacity related refund under the Silver Streaming Agreement with Silver Wheaton, additional capital requirements to fund further exploration and development work on the Company’s properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to a lack of cash flow sufficient to sustain operations;
•	risks related to the Company’s need for further capitalization in order to maintain commercial viability
•	risks related to being in default of the Silver Streaming Agreement with Silver Wheaton;
•	risks related to the Company’s potential inability to re-start mining operations at the Bellekeno Deposit;
•	risks related to operating in the resource industry, which is highly speculative, and has certain inherent
•	exploration risks which could have a negative effect on the Company’s operations;
•	risks related to the Company’s estimates based on interpretation and assumptions and may yield less
•	mineral production under actual conditions than is currently estimated;

•	risks related to the uncertainty of the mineral deposits contained in Keno Hill District being economically recoverable;
•	risks related to failing to achieve production and capital and operating cost estimates or material increases in costs, which could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition;
•	risks related to employee recruitment and retention problems, which could negatively impact the operations of the Company;
•	risks related to environmental and regulatory requirements which could cause a restriction or suspension of Company operations;
•	risks related to market forces outside of the Company’s control which could negatively impact the Company’s operations;
•	risks related to the loss of title and ownership of its properties which would have a negative effect on the Company’s operations and valuation;
•	risks related to the inherently dangerous activities of mining exploration, development and production;
•	risks related to the Company failing to maintain insurance, which could negatively impact future profitability;
•	risks related to the natural resource industry being highly competitive, which could restrict the Company’s growth;
•	risks related to a potential shortage in equipment and supplies;;
•	risks related to the volatility of silver and other metal prices;
•	risks related to land reclamation requirements;
•	risks related to legislation regarding climate change;
•	risks related to the environmental services business associated with the Company being highly dependent upon key customers and employees
•	risks related to the Company’s plans to raise additional funds, which would likely substantially dilute the interest of the Company’s shareholders;
•	risks related to general economic conditions that may adversely affect the Company’s growth and profitability;
•	risks related to certain of the Company’s directors and officers being involved with other natural resource companies, which may create conflicts of interest;
•	risks related to the Company intending not to pay dividends;
•	risks related to failure to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act;
•	risks related to the market for the Company’s common shares, which has been subject to volume and price volatility;
•	risks related to the differences in United States and Canadian reporting of reserves and resources;
•	risks related to U.S. investors not being able to enforce their civil liabilities against the Company or its
•	directors, controlling persons and officers; and
•	risks related to the Company’s classification as “foreign private issuer” and exemption from Section 14
•	proxy rules and Section 16 of the Securities Exchange Act of 1934.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” below in this Annual Report on Form 20-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statement.

The Company qualifies all the forward-looking statements contained in this Annual Report on Form 20-F by the foregoing cautionary statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For the years ended December 31, 2014, 2013 and 2012, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

GLOSSARY OF MINING TERMS

Ag	Silver.

Assay	In economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au	Gold.

CIM	Canadian Institute of Mining and Metallurgy.

Deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Dip	The angle at which a stratum is inclined from the horizontal.

Fold	A bend in strata or any planar structure.

g/t	Grams per tonne.

Grade	The amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Hectare	An area equal to 100 meters by 100 meters.

km	Kilometers.

m	Meters.

Mineral Reserve, Proven Mineral Reserve, Probable Mineral Reserve

Under CIM standards, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by a preliminary feasibility study or feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this Form 20-F are mining terms defined under CIM standards and used in accordance with NI 43-101. Mineral Reserves, Proven Mineral Reserves and Probable Mineral Reserves presented under CIM standards may not conform with the definitions of “reserves” or “proven reserves” or “probable reserves” under SEC Industry Guide 7. See “Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates”.

Mineral Reserves under CIM standards are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ needs not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Under CIM standards, Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource

Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Form 20-F are mining terms defined under CIM standards and used in accordance with NI 43-101. They are not defined terms under SEC Industry Guide 7. See “Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization	The concentration of metals and their chemical compounds within a body of rock.

Ore	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

Ounce or oz	A troy ounce or twenty penny weights or 480 grains or 31.103 grams.

Outcrop	An exposure of bedrock at the surface.

Pb	Lead.

Quartz	A mineral composed of silicon dioxide.

Strike	Direction or trend of a geologic structure as it intersects the horizontal.

Ton	Also referred to as “short ton”, a United States unit of weight equivalent to 2000 pounds.

Tonne	A metric unit of weight equivalent to volume multiplied by specific gravity; equivalent to 1.102 tons or 1,000 kilograms (2,204.6 pounds).

Vein	Thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Zn	Zinc.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected financial data and the information in the following table of the Company as at and for the years ended December 31, 2014, 2013 and 2012, the six month transitional year ended December 31, 2011, and the year ended June 30, 2011 was derived from the audited consolidated financial statements of the Company.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled “Item 3D. Key Information –Risk Factors” and ‘‘Item 5 — Operating and Financial Review and Prospects.’’

(expressed in thousands of dollars, except per share amounts)	As at and for the year ended December 31, 2014	As at and for the year ended December 31, 2013	As at and for the year ended December 31, 2012	As at and for the six month transitional year ended December 31, 2011	As at and for the year ended June 30, 2011
Revenue from mining operations	361	43,114	76,725	38,639	38,269
Gross profit (loss) from mining operations	361	(29)	15,034	9,869	14,917
Revenue from environmental services	14,925	16,319	7,983	3,876	6,833
Gross profit (loss) from environmental services	4,888	8,849	2,886	279	(64)
Revenue from all operations	15,286	59,433	84,708	42,515	45,10
Gross profit from all operations	5,249	8,820	17,920	10,148	14,853
Net income (loss)	(32,772)	(50,450)	3,420	1,723	3,097
Earnings (loss) per share –
Basic	($0.50)	($0.81)	$0.06	$0.03	$0.05
Diluted	($0.50)	($0.81)	$0.06	$0.03	$0.05
Total assets	105,195	131,213	212,300	210,668	210,593
Total long-term liabilities	24,363	26,114	49,355	57,997	61,408
Dividends declared	Nil	Nil	Nil	Nil	Nil

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’, however, accounting policies require the application of management’s judgment in respect of the following relevant matters:

(i)

future commodity prices and foreign currency exchange rates - management’s estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements as at December 31, 2014, management has determined its best estimates of pricing for silver ranging from near-term US$16.75 to US$18.00 to long-term US$19.50 to US$20.00 per ounce; for gold ranging approximating US$1,225 per ounce near-term up to US$1,300 long-term; for lead ranging from near-term US$1.00 to US$1.05 to long-term US$0.94 per pound; for zinc ranging from near-term US$1.08 to US$1.18 to long-term US$1.00 per pound; and for the Canadian dollar ranging from near-term US$0.80 to US$0.85 to long term US$0.85.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see “Risk Factors”, including but not limited to “Potential Profitability of Mineral Properties Depends Upon Other Factors Beyond the Control of the Company” thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

(ii)

mineral resources - the Company estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by the Company in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes. Although management makes its best estimates of the Company’s mineral resources, such estimates are nonetheless subject to a significant amount of inherent uncertainty. It is possible that changes in such estimated resources over time could result in material adjustments in the future to determinations on which they are based.

(iii)

impairment of non-current non-financial assets – the Company records its interests in property, plant, equipment, mineral properties and intangible assets at cost, less related depreciation, depletion and amortization. Management reviews and evaluates the carrying value of each of its non-current non- financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the recoverable amount, being the higher of the asset’s “fair value less cost of disposal” and “value-in-use”, is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

As at December 31, 2014, the carrying amount of the Company’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, metal prices have been volatile and silver has experienced a significant decline through this period. In 2014 silver prices decreased from a high of $22.05 per ounce to a low on December 31, 2014 of $15.97 per ounce. As a result, the Company carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a cash generating unit (“CGU”) for this purpose, and recognized an impairment loss at December 31, 2014 against the mining operations segment totaling $22,921,000 before taxes, of which $18,093,000 was attributed to mineral properties and $4,828,000 to property, plant and equipment.

In addition, management conducted a review of its exploration and evaluation assets, which are each separately assessed for impairment, and are not allocated by the Company to a CGU for impairment assessment purposes. As at December 31, 2014, and pursuant to IFRS 6 Exploration For and Evaluation of Mineral Resources, indicators were identified which suggested the carrying amounts of certain exploration and evaluation assets may exceed their recoverable amount. Included in Other Keno Hill Properties were a number of exploration properties that the Company did not have any near- term plans to conduct exploration activities. As a result exploration and evaluation properties were impaired by $7,010,000.

Management’s estimates of many of the factors relevant to completing these assessments, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of these recoverable amounts.

(iv)

decommissioning and rehabilitation provision – the Company’s decommissioning and rehabilitation provision represents the present value of expected future expenditures on reclamation and closure activities associated with its property, plant, equipment and mineral properties. The Company prepares estimates of the timing and amount of expected cash flows associated with these reclamation and closure activities, retaining independent advisors where considered appropriate. The present value of the expected future expenditures is determined using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. A decommissioning and rehabilitation provision is generally recognized at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

At December 31, 2014, the Company’s decommissioning and rehabilitation provision totaled $4,151,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno, Lucky Queen and Onek mines, including site reclamation and facilities removal and post- closure monitoring.

The provision has been determined by management based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued for the mines by the Yukon Government.

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the obligation may therefore vary materially from those anticipated by the provision currently recognized in Alexco’s balance sheet, and periodic re-evaluations of that provision may result in material changes to its balance.

Recent Changes in Accounting Policy and Disclosures

New and Amended Standards Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2014, and accordingly have now been adopted by the Company. The adoption of these standards and amendments has had no significant impact on the Company’s consolidated financial statements.

•

Amendments to IAS 32, Financial Instruments: Presentation (effective January 1, 2014) clarifies the application of the offsetting rules and requires additional disclosure on financial instruments subject to netting arrangements.

•	IAS 36, Impairment of Assets (effective January 1, 2014) modifies some of the disclosure requirements regarding the recoverable amount of non-financial assets.

•	IFRIC 21, Levies (effective January 1, 2014) provides guidance on when to recognise a liability for a levy imposed by a government, other than those levies within the scope of other standards.

•

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions.

•

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014 requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the join arrangement itself.

•

IFRS 8, Operating Segments (effective for annual periods beginning on or after July 1, 2014) requires disclosure of the judgements made by management in aggregating operating segments, and a reconciliation of segment assets to the total assets when segment assets are reported.

•	IFRS 13, Fair Value Measurement (effective for annual periods beginning on or after July 1, 2014) clarifies that the portfolio exception in IFRS 13, which allows fair value measurement of a group of financial assets and liabilities on a net basis, applies to all contracts within the scope of IAS 39 or IFRS 9.

•	IAS 19 Employee Benefits (effective for annual periods beginning on or after July 1, 2014) clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service.

•	IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity

New and Amended Standards Not Yet Adopted

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2014. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

•	IFRS 7, Financial Instruments Disclosures (effective January 1, 2018) requires new disclosures resulting from the amendments to IFRS 9.

•	IFRS 9, Financial Instruments (effective January 1, 2018) introduces new requirements for the classification and measurement of financial assets and liabilities.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue Barter Transactions involving Advertising Services. IFRS 15 establishes a single fivestep model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

Non-IFRS Measures

Adjusted Income (Loss)

Adjusted loss excludes amounts recorded with respect to impairment charges, and within this MD&A is provided before tax, net of tax and on a per-share basis. These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These adjusted income (loss) measures are reconciled to financial statement loss measures for the years ending December 31, 2014, 2013 and 2012 as follows (dollar amounts in thousands, and denominated in Canadian dollars), with adjusted income (loss) per share calculated using the same weighted average number of shares outstanding as used for the financial statement measure:

	2014	2013	2012

Income (loss) before taxes	$(35,608)	$(62,079)	$7,979
Subtract:
Write-down of mineral properties	25,103	51,840	-
Write-down of property, plant and equipment	4,828	3,501	-
Write-down of long-term investments	-	1,785	-

Adjusted income (loss) before taxes	(5,677)	(4,953)	7,979

Net recovery of (provision for) income taxes, excluding deferred tax effect of above-noted write-downs	314	640	(4,559)

Adjusted net income (loss)	$(5,363)	$(4,313)	$3,420

Adjusted earnings (loss) per share (basic and diluted)	$(0.08)	$(0.07)	$0.06

Exchange Rates

The following tables set out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“Cdn$”) for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the years 2010 to 2014 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months October 2013 to March 2015.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of one United States Dollar equal to Canadian dollars.

	2015 (to April
	23)	2014	2013	2012	2011	2010
High for period	1.2803	1.1643	1.0697	1.0418	1.0604	1.0778
Low for period	1.1728	1.0614	0.9839	0.9710	0.9449	0.9946
End of period	1.2250	1.1601	1.0636	0.9949	1.0170	0.9946
Average for period	1.2415	1.1045	1.0299	0.9996	0.9891	1.0299

The following table sets forth, for each period indicated, the high and low exchange rates for one United States dollar expressed in Canadian dollars on the last day of each month during such period, based on the noon buying rate.

	October	November	December	January	February	March
	2014	2014	2014	2015	2015	2015
High	1.1289	1.1427	1.1643	1.2717	1.2717	1.2803
Low	1.1136	1.1236	1.1344	1.1728	1.2403	1.2440

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 23, 2015 as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars was US$1.00 = Cdn$1.2250.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report on Form 20-F, the following should be considered carefully in evaluating us and our business. This Annual Report on Form 20-F contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report on Form 20-F.

The activities of the Company are subject to the high risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Financing Risks

The Company has a lack of cash flow sufficient to sustain operations and may not begin receiving operating revenue in the foreseeable future.

The Company has not yet consistently achieved positive operating cash flow, and there are no assurances that the Company will not experience negative cash flow from operations in the future. The Company has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects. Such future losses could have an adverse effect on the market price of the Company’s common shares, which could cause investors to lose part or all of their investment.

The Company requires further capitalization in order to maintain commercial viability.

The Company will require additional funds to further explore, develop and mine its properties. The Company has limited financial resources, and there is no assurance that additional funding will be available to the Company to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Risks Related to the Company’s Mining Business

The Company is at risk of not completing the completion test and exposed to capacity related refund in 2017 under the Silver Streaming Agreement with Silver Wheaton.

The June 16, 2014 amendments under the Silver Streaming Agreement with Silver Wheaton (other than an extension of the 400 tonne per day mine and mill completion test date and certain subscription rights of Silver Wheaton to participate in financings) are subject to the Company making a US$20 million payment to Silver Wheaton. The Company will need to raise additional capital to finance this payment. There is no guarantee that the Company will be able to raise such additional capital. In the event that the Company cannot raise such additional capital, such amendments will not take effect. Without making the US$20 million payment to Silver Wheaton, to satisfy the completion test, the Company would need to recommence operations on the Keno Hill District property and operate the mine and mill at 400 tonnes per day on or before December 31, 2016. If the completion test is not satisfied by December 31, 2016, the Company would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million. The Company will need to raise additional capital to finance the capacity related refund and there is no guarantee that the Company will be able to raise such additional capital. In the event that the Company cannot raise such additional capital, the Company will be in default under the terms of the Silver Streaming Agreement.

The Company may not be able to re-start mining operations at the Bellekeno Deposit.

Mining operations at the Company’s Bellekeno deposit were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver and other commodity markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. There is no guarantee that these factors will be achieved and mining operations will restart.

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations.

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Company’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Company to sell, and profit from the sale of any eventual production from any of the Company’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long term viability of the Company and its operations.

Figures for the Company’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of its projects to development, the Company must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot be certain that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Company’s mineralization uneconomic and result in reduced reported mineral resources.

The Company cannot guarantee that the mineral deposits contained in the Keno Hill District are economically recoverable.

While the Company has conducted exploration activities in the Keno Hill District, other than with respect to Bellekeno, Lucky Queen and Flame & Moth, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Failure to achieve production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Decisions by the Company to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. The Company’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labor costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record. See also “The Company may not be able to re-start mining operations at the Bellekeno Deposit” above.

The Company may face employee recruitment and retention problems, which could negatively impact the operations of the Company.

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid-2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to the Company include the fact that the Company’s Keno Hill District is a fly-in/fly-out operation. The Company has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012. There can be no assurance that such challenges won’t continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration. Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.

The Company is subject to substantial environmental and regulatory requirements which could cause a restriction or suspension of Company operations.

The current or future operations of the Company, including development activities, commencement of production on its properties and activities associated with the Company’s mine reclamation and remediation business, require permits or licences from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which the Company may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Company might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Company. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Company could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Company. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations.

The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labor, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

The Company has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation.

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

The Company’s mineral properties could be subject to the rights and title of First Nations which would have a negative effect on the Company’s operations and valuation.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Company’s projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

The Company’s operations are subject to the inherent risk associated with mineral exploration, development and production activities.

Mineral exploration development and production activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land-slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration, development and production programs. Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The occurrence of such risks could cause significant delays or cancelation in the conduct of the Company’s activities which could negatively impact profitability.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability.

In the course of exploration, development and production of mineral properties, certain risks, particularly including but not limited to unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The natural resource industry is highly competitive, which could restrict the Company’s growth.

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Company. The Company may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Company’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of potential future production.

Changes in the market price of silver and other metals, which in the past has fluctuated widely, would affect the future profitability of the Company’s planned operations and financial condition.

The Company’s long-term viability and future profitability depend, in large part, upon the market price of silver and other metals and minerals from potential future production from its mineral properties. The market price of silver is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies; interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewelry and industrial products containing metals;
•	sales by central banks and other holders, speculators and producers of silver other metals in
•	response to any of the above factors; and
•	any executive order curtailing the production or sale of silver.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals could affect the commercial viability of the Company’s properties and its anticipated development of such properties in the future. Lower silver and other commodity prices could also adversely affect the Company’s ability to finance exploration and development of its properties.

Land reclamation requirements for the Company’s properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents;
•	treat ground and surface water to drinking water standards; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with its potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on the Company, and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in its industry could harm its reputation. The potential physical impacts of climate change on the Company’s operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, potential production and financial performance of the Company’s operations.

Risks Related to the Company’s Environmental Services Business

The environmental services business associated with the Company is highly dependent upon key customers and employees, the loss of either could have a significant detrimental effect of the Company.

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Two of AEG’s customers accounted for 32.4% and 30.0%, respectively, of environmental services revenues in the 2014 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on the Company’s environmental services business.

The patents which the Company owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business.

The Company may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and the Company’s failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Company to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG’s ability to service existing clients, its profitability and its ability to grow its business.

The Company’s environmental services business could be disrupted by adverse weather conditions, which could negatively affect revenue derived from that segment of the Company’s business.

The Company’s environmental services business is dependent upon certain weather conditions at the sites where its customer’s operate and require services. Adverse weather conditions could inhibit the Company from performing its services or decrease the demand for such services from the Company’s environmental services client base. Such adverse weather conditions could disrupt the Company’s environmental services business and/or reduce demand for the Company’s services which could reduce revenue.

Risks Relating to an Investment in the Common Shares of the Company

The Company plans on raising additional funds, which would likely substantially dilute the interest of the Company’s shareholders.

The Company expects to require additional funds to finance its growth and development strategy. In particular, the Company will require additional funds to satisfy its obligations under the amendments to the Silver Streaming Agreement with Silver Wheaton. If the Company elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Company’s shareholders. The Company may also issue additional securities in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Company.

General economic conditions may adversely affect the Company’s growth and profitability.

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Company’s growth and profitability. Specifically:

•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Company’s overall liquidity;

•	the volatility of silver and other commodity prices would impact the Company’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company’s operating costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Certain of the Company’s directors and officers are involved with other natural resource companies, which may create conflicts of interest.

Some of the Company’s directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions.

The Company does not intend to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the economic downturn due to the on-going credit crisis centred in the United States and Europe. Further, despite the existence of a market for trading the Company’s common shares in Canada and U.S., shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this Annual Report on Form 20-F, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

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

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.

It may be difficult to bring and enforce suits against the Company in the United States. The Company is a Company incorporated in British Columbia under the Business Companys Act. A majority of the Company’s directors and officers are residents of Canada and other countries and a majority of the Company’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the

Securities Exchange Act of 1934.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Item 4.	Information on the Company

A.	History and Development of the Company

General

The Company was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name “Alexco Resource Corp.” Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Company’s head office is located at Suite 1150, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada, and its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Canada.

At the end of its most recently completed financial year, the Company had the following wholly-owned subsidiaries:

•	Alexco Keno Hill Mining Corp., organized under the laws of British Columbia;

•	Alexco Exploration Canada Corp., organized under the laws of British Columbia;

•	Elsa Reclamation & Development Company Ltd., organized under the laws of Yukon (“ERDC”);

•	Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), organized under the laws of Yukon (“AEG Canada”);

•	Alexco Environmental Group (US) Inc. (formerly Alexco Resource U.S. Corp.), organized under the laws of Colorado (“AEG US”); and

•	Alexco Financial Guaranty Corp., organized under the laws of Colorado.

In 2005, the Company completed a series of transactions pursuant to which it acquired a number of mineral property interests and rights to certain operating contracts in Yukon Territory and British Columbia, the most significant of which properties are located in Yukon Territory’s Keno Hill Silver District (“KHSD” or the “District”).

Alexco operates two principal businesses: (i) a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and (ii) through its Alexco Environmental Group Division (through AEG Canada and AEG US), provision of a variety of mine and industrial site related environmental services including management of the regulatory and environmental permitting process, environmental assessments, and reclamation and closure planning in Canada, the United States and elsewhere.

Three Year History

The Company’s business development over the last three years is described in the following paragraphs. The Company’s current Vice President, Exploration is, and has been through its most recently completed financial year, Alan McOnie, FAusIMM, a “qualified person” as defined in NI 43-101. Until October 2013, the Company’s Bellekeno Mine Manager was Scott Smith, P. Eng., and from October 2013 and continuing through the date hereof Scott Smith has acted as a consulting engineer to the Company. Scott Smith is a “qualified person” as defined in NI 43-101. Except where specifically indicated otherwise, during its most recently completed financial year and through the date hereof, disclosures by the Company of scientific and technical information regarding exploration projects on the Company’s mineral properties have been approved by Alan McOnie, while those regarding mine development and operations have been approved by Scott Smith.

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a subsidiary agreement (the “Subsidiary Agreement”) between the Government of Canada, the Government of Yukon (collectively, the “Government Group”) and the Company, the Supreme Court of Yukon conditionally approved the purchase of the assets of UKHM by Alexco through its wholly-owned subsidiary, ERDC, final closing of which acquisition was effected in December 2007. Under the terms of the Subsidiary Agreement, the Company is indemnified by the Government of Canada for all liabilities, including environmental liabilities, arising directly or indirectly as a result of the pre-existing condition of the Keno Hill mineral rights and other assets acquired from UKHM. The Subsidiary Agreement provides that ERDC may bring any mine into production on the UKHM Mineral Rights (as hereinafter defined) by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation. The Subsidiary Agreement further requires ERDC to pay into a separate reclamation trust a 1.5% net smelter return royalty, up to an aggregate maximum of $4 million for all production units, from any future production from the UKHM Mineral Rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, up to a maximum of $6.2 million, plus actual development and construction capital.

Also under the Subsidiary Agreement, ERDC is retained through the Government Group as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM Mineral Rights. The original Subsidiary Agreement provided that ERDC was responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed commercial contractor rates. During the period required to develop the plan, the original Subsidiary Agreement also provided that ERDC was responsible for carrying out the environmental care and maintenance of the UKHM Mineral Rights for a reducing fixed annual fee adjusted each year for certain operating and inflationary factors.

In July 2013, an amended and restated Subsidiary Agreement (the “ARSA”) was executed with the Government of Canada. Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of closure plan development costs than provided for under the Subsidiary Agreement, retroactive to 2009. Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan. Furthermore, with respect to care and maintenance activity during the closure reclamation planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable care and maintenance fees.

Since 2006, the Company has carried out exploration activities on several of its properties within the Keno Hill District, with a significant component of that activity having been focused on the Bellekeno property and the Bellekeno mine, which commenced commercial production effective January 1, 2011.

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013 and March 11, 2014), the Company entered into a silver streaming agreement (the "Silver Streaming Agreement") with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Company from its KHSD properties. The Silver Streaming Agreement anticipated that the initial silver deliveries would come from the Bellekeno property.

Under the Silver Streaming Agreement, the Company received up-front deposit payments from Silver Wheaton totaling US$50 million, and received further payments of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment.

On June 16, 2014, Alexco entered into an agreement with Silver Wheaton to amend the original Silver Streaming Agreement such that, upon payment of US$20 million to Silver Wheaton, the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver.

The amended Silver Streaming Agreement will continue to apply to 25% of Alexco's payable silver produced at its Keno Hill District silver mining operations. The newly negotiated variable production payment is defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to Alexco of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. Upon payment of US$20 million to Silver Wheaton, the pricing amendment will be effective for a 10 year term from the time mining production re-commences in the district, with an option for Alexco to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively.

As noted, certain of the amendments to the underlying Silver Streaming Agreement are subject to Alexco paying Silver Wheaton US$20 million by December 31, 2015 (or such later date as the parties may agree), with Silver Wheaton taking a lead role via participation in US$5 million of any Alexco equity raise in excess of $10 million.

Upon payment of US$20 million to Silver Wheaton, the deposit owing under the original Silver Streaming Agreement will be considered reduced from US$50 million to US$30 million and the deposit would therefore be considered fully repaid.

Effective on signing the amendments, the date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2015 and later extended to December 31, 2016. If the Company makes the US$20 million payment to Silver Wheaton by December 31, 2015, the amendments provide that the deadline for this completion test would be further extended to 24 months following the recommencement date.

In addition, the Silver Wheaton area of interest is expanded to include additional Alexco currently owned and future acquired properties within one kilometer of existing Alexco holdings in the Keno Hill District.

The Company is not obligated to make the US$20 million payment to Silver Wheaton under the amendment. However, in order for certain of the amendments to take effect (including the amendment to the fixed price), the Company will need to make this payment. The Company will require additional financing to make this payment and there is no assurance that additional financing can be obtained by December 31, 2015 (or such later date as the parties may agree). If the Company chooses to not make this US$20 million payment, the terms of the original Silver Streaming Agreement will remain in effect. See "Risk Factors".

In addition to the mining business described above, the Company also operates an environmental services business through its Alexco Environmental Group division (“AEG”). Primarily through AEG Canada, AEG US and ERDC, AEG provides a variety of mine and industrial site related environmental services including management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The AEG operations also include the care and maintenance and closure reclamation activities being conducted by the Company in the Keno Hill District under the Subsidiary Agreement. Alexco also owns certain patents (the “Patents”) registered or in the process of being registered in the U.S., Canada and various other countries around the world, with terms that expire variously between 2015 and 2020. The Patents generally pertain to the in situ immobilization of metals, and are specifically suited to mine closure related remediation.

Further particulars relating to the business of AEG, including activities being conducted under the Subsidiary Agreement, are described below under “Item 4.B Business Overview – Environmental Services”.

B.	Business Overview

General

The Company operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through AEG, an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The progress on and results of work programs on the Company’s principal properties is set out in “Item 4.D Property, Plants and Equipment” of this Annual Report on Form 20-F.

Mining Business

The Company’s principal mining business activities are currently being carried out within the Keno Hill District in Yukon Territory. The District is a storied silver mining region in Canada, encompassing over 35 former mines that produced variously from approximately 1918 through 1988, with published information from the Yukon Government’s Minfile database reporting more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc.

The Company’s mineral property holdings within the District span a significant majority of the regional area, and most of the former mines. The KHSD property comprises the Flame & Moth, Bellekeno and Lucky Queen deposits as well as the Onek, Bermingham properties and Elsa Tailings properties. The Company holds several other less advanced property interests within the District, including but not limited to the Silver King, Husky and McQuesten and other properties, which may potentially become material properties depending on the results of exploration programs the Company may carry out on them in the future. In aggregate, Alexco’s various mineral properties within the District are comprised of mineral rights totaling approximately 717 surveyed quartz mining leases, 877 unsurveyed quartz mining claims, eight placer claims and two crown grants, in addition to five fee simple lots and seven surface leases. Of those, the mineral rights acquired from UKHM (the “UKHM Mineral Rights”) and therefore subject to the capped 1.5% net smelter return royalty provided for under the Subsidiary Agreement (see “Item 4.A History and Development of the Company – Three Year History”) total 673 quartz mining leases, 121 quartz mining claims and two crown grants.

Other non-material mineral property interests of the Company include the Sprogge and Harlan properties in the Yukon, and certain net smelter return royalties in respect of the Brewery Creek and Ida-Oro (formerly Klondike) properties in the Yukon and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia.

On February 15, 2012, the Company entered into a sales and purchase agreement to sell 100% of its interest in the Brewery Creek property to an unrelated third party, Till Capital Ltd. (formerly Americas Bullion Royalty Corp.). Effective September 26, 2012, the sale was completed, for proceeds of $3,205,000 cash plus 7,500,000 common shares of Till Capital Ltd. and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014, as well as a net smelter return royalty on gold production from Brewery Creek of between 2% and 2.75% .

Environmental Services

General

The Company’s environmental services division, AEG, is in the business of managing risk and unlocking value at mature, closed or abandoned sites through integration and implementation of the Corporation's core competencies, which include management of environmental services, implementation of innovative treatment technologies, execution of site reclamation and closure operations, and, if appropriate, rejuvenation of exploration and development activity. The Company’s principal markets for these services are in Canada, the United States and the Americas, with the Canadian market serviced primarily through AEG Canada and ERDC, the U.S. market through AEG US, and the balance of the Americas through either AEG Canada or AEG US. The Corporation provides its services to a range of industrial sectors, but with a particular focus on current and former mine sites.

The Company offers its clients a unique combination of environmental remediation expertise in the area of site reclamation and closure, an ability to manage complex permitting and regulatory programs on a turnkey basis, and strong operations management. In addition, the Company seeks to strategically leverage off its environmental services group, accessing opportunities to enhance asset value through effective liability risk management and efficient site operations. This is accomplished through unlocking potential exploration and development opportunities at contaminated or abandoned sites through cost effective and responsible environmental remediation and liability transfer.

The Company executes its environmental services business plan by using and applying the intellectual property assets, including the Patents, and the specialized skill sets and knowledge it maintains in-house. While there are a significant number of firms providing environmental services in North America, these assets, skill sets and knowledge provide Alexco with a strong competitive advantage. Consolidated revenue from environmental services for the year ended December 31, 2014 totaled $14,925,000, compared to $16,319,000 in 2013, all of which was derived from sales to external unrelated parties. During the year ended December 31, 2014, the Company recorded revenues from two customers representing 10% or more of total environmental services revenue, in the amounts of $4,836,000 and $4,471,000. During 2013, AEG had two customers representing 10% or more of total revenue, in the amounts of $7,200,000 and $4,020,000. AEG’s largest single customer is the Government Group, with a substantial component of Government revenues earned from the Government of Canada’s Aboriginal Affairs and Northern Development Canada.

ERDC

As described above, under the Subsidiary Agreement, Alexco’s subsidiary ERDC was retained through the Government Group as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM Mineral Rights.

Pursuant to the Subsidiary Agreement, ERDC shares the responsibility for the development of the ultimate closure reclamation plan with the Government of Canada, for which it would receive fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM Mineral Rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the Subsidiary Agreement, the portion of the annual fee amount so determined which was billable by ERDC in respect of each site reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC would revert to 85% until the Subsidiary Agreement was either amended or terminated. ERDC receives agreed commercial contractor rates when retained by the Government Group to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement. As a result of these terms, the Company has previously recognized an environmental services contract loss provision to reflect aggregate future losses estimated to be realized with respect to care and maintenance activity during the closure planning phase.

In July 2013, the Corporation executed an amended and restated Subsidiary Agreement, the ARSA, with the Government of Canada. Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of those costs than provided for under the Subsidiary Agreement, retroactive to 2009. As a result, included in revenues for AEG for 2013 is $1,983,000 in one-time retroactive fees. Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan. Furthermore, with respect to care and maintenance activity during the closure planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable fees. As a result, included in AEG cost of sales is an $850,000 reduction in the Corporation’s environmental services contract loss provision, partially offset by a $107,000 increase due to an extension of the estimated date by which the care and maintenance phase will end to August 2018.

Specialized Skills

At December 31, 2014, the Company had 66 permanent and seasonal employees. A total of 7 were employed in the care and maintenance of the Bellekeno mine and mill site care and maintenance, and a further 3 were employed in mineral exploration and evaluation activities. A total of 49 were employed in the environmental services business, with the remaining 7 employed in respect of executive management and administrative support. Significant aspects of both the mining business and the environmental services business require specialized skills and knowledge in areas that include geology, mining, metallurgy, engineering, environmental contamination treatment, permitting and regulatory compliance, as well as environmental and social policy issues. In the period 2010 through 2012, skill shortages within the mining industry in general, and particularly within Yukon Territory, made it more challenging to recruit and retain qualified employees in these fields. Alexco was generally successful in recruiting and retaining the key personnel necessary to its operating needs, though recruitment of skilled mill operators was an ongoing challenge for Bellekeno mine operations through mid-2012. By the end of 2012, the mill work force complement had stabilized. However, recruitment and retention of qualified employees in the mining sector remains a risk factor, and a re-start of Alexco’s mining operations will necessitate the re-hiring of mine and mill personnel.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Silver, lead and zinc, are the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically. With respect to the economic climate during 2014, prices for silver steadily deteriorated through course of 2014 from a high of US$22.05 on February 24, 2014 to a low of $15.28 on November 6, 2014. Prices for lead generally held steady through most of the year though it started to decline in price in December to approximately US$0.83. The price of zinc increased during the first half of the year and steadily declined in price for the second half of the year to approximately $0.97. As at the date of this Annual Report, prices are approximately US$16.00 per ounce silver, US$0.81 per pound for lead and US$1.00 per pound for zinc and the Canadian-US exchange rate is approximately US$0.80 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$17.40 per ounce, for lead average approximately US$1.02 per pound, and for US$1.11 per pound, with the Canadian-US exchange rate forecast to range from US$0.80 to US$0.90 per CAD. See “Item 3. Key Information – D. Risk Factors”.

Government Regulations

The Company’s operations are subject to certain governmental laws and regulations. The Company’s properties are affected in varying degrees by government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and production. Changes in any of these regulations or in the application of the existing regulation are beyond the control of the Company and may adversely affect its operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its activities. The effect of these regulations cannot be accurately predicted. See “Item 3.D Key Information - Risk Factors.”

Foreign Operations

Mineral exploration and mining activities in other jurisdictions in which the Company may acquire properties, could be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

The Company maintains a written Code of Business Conduct and Ethics (the “Code”), compliance with which is mandatory for all directors, officers and employees, and the full text of which may be viewed at the Company’s web site. Included within the Code is a requirement that all directors, officers and employees comply with all laws and governmental regulations applicable to the Company’s activities, including but not limited to maintaining a safe and healthy work environment, promoting a workplace that is free from discrimination or harassment and conducting all activities in full compliance with all applicable environmental laws. All directors, officers and employees are required to certify in writing their acknowledgement of and compliance with the Code, at the time of hiring and at least annually thereafter. A senior executive of the Company is formally appointed the role of Company Ethics Officer, responsible for ensuring adherence to the Code, investigating any reported violations, and ensuring appropriate responses, including corrective action and preventative measures, are taken when required.

C.	Organizational Structure

At the end of its most recently completed financial year, the Company had the following wholly-owned subsidiaries:

•	Alexco Keno Hill Mining Corp., organized under the laws of British Columbia;

•	Alexco Exploration Canada Corp., organized under the laws of British Columbia;

•	Elsa Reclamation & Development Company Ltd., organized under the laws of Yukon (“ERDC”);

•	Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), organized under the laws of Yukon (“AEG Canada”);

•	Alexco Environmental Group (US) Inc. (formerly Alexco Resource U.S. Corp.), organized under the laws of Colorado (“AEG US”); and

•	Alexco Financial Guaranty Corp., organized under the laws of Colorado.

D.	Property, Plants and Equipment

The following is a discussion of the Company’s Mineral Properties.

KHSD Property

Overview

The Company owns access to the majority of the historic KHSD, located in Yukon, Canada. It is comprised of polymetallic silver-lead-zinc deposits occurring in the historic KHSD located in the vicinity of the village of Keno City, Yukon. There are approximately 30 known deposits in the area, many of which have been subject to small scale mining operations over the last century, and numerous prospects.

The Company’s 100% owned KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits (“KHSD Properties”) and comprises 717 surveyed quartz mining leases and 877 unsurveyed quartz mining claims, approximately half of which are UKHM Mineral Rights. Prior to their amalgamation within KHSD, each of the deposits was a separate property and had been subject to numerous technical reports, all NI 43-101 compliant. All of these past technical reports have now been superseded by the current PEA (as defined below).

In December 2014, the Company completed an NI 43-101 compliant preliminary economic assessment for certain of its holdings in the KHSD (the "PEA") filed on SEDAR and dated December 10, 2014, entitled “Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada”. The PEA was compiled by SRK Consulting (Canada) Inc. (“SRK”) with contributions from a team of qualified persons.

Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada”. The PEA was compiled by SRK Consulting (Canada) Inc. (“SRK”) with contributions from a team of qualified persons.

It is noted that the PEA contains references and/or assumptions relating to the dates for re-starting or continuing mining operations or development work at certain of Alexco's mineral properties. [Readers are cautioned that] such dates were projections made at the time the PEA was prepared and are not necessarily reflective of Alexco's current plans. Re-start of mining operations and/or development work is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures. Accordingly, there is no certainty as to when these factors will be achieved or that mining operations or development work will re-start. Moreover, certain of the disclosure regarding development and scheduled production that is contained in the PEA has been updated or omitted from the PEA disclosure in the Annual Report.

The technical information regarding the KHSD Properties in this Annual Report is based upon information contained in the PEA. Readers are encouraged to read the entire PEA, which is available at www.sec.gov for detailed information regarding the KHSD Properties.

The Company’s objective is to unlock value in the silver-rich KHSD, and is focused on growth by advancing its promising district properties to development decisions.

The Bellekeno mine is one of several mineral properties held by the Company within the KHSD. The Bellekeno mine, which commenced commercial production at the beginning of calendar year 2011, operated as Canada's only primary silver mine until operations were temporarily suspended by the Company at the end of August 2013.

The current status of the Company's more advanced properties within the KHSD are listed below:

•	Bellekeno mine: In production since 2011 until temporary suspension of operations at the end of August 2013.
•	Lucky Queen mine: Reconditioning and development work was undertaken from early 2012 into Q2 2013, with operations temporarily suspended in March 2013.
•	Onek mine: Development work was undertaken from late 2012 into Q2 2013, with operations suspended at the end of May 2013. Onek is not included in the production plan presented in the PEA report but the mineral resources were updated to include the 2012 and 2013 drilling results.
•	Flame & Moth deposit: Scoping level mine planning work has been completed by SRK Consulting (Canada) Inc. (SRK), and an internal company report has been provided to the Company. The Company began surface preparations earlier in 2014 which included road upgrades, installation of services, and construction of surface infrastructure and excavation of the portal.
•	Bermingham deposit: A historical, small scale silver producer, where additional exploration drilling has been done by the Company and an updated resource block model has been completed. No mine planning has been completed on the new mineral resources. This deposit is not considered in the PEA report.

The PEA is based on the Company's plan to resume underground development activities in the eastern part of the KHSD, specifically at the Bellekeno and Lucky Queen mines and the Flame & Moth deposit. The project describing the development and production plans for these three properties that support the long range feed schedule for the Company's mill facility is referred to as the KHSD Project – Phase 2, which in this Annual Report is abbreviated as the “KHSD Project”.

Location

The KHSD project is located near the village of Keno City, approximately 350 kilometres (km) north of Whitehorse, Yukon. The Company's administration and camp facilities are located at the historic company town of Elsa.

Figure 1.1: Keno Hill Silver District Location Map (Alexco, 2013)

Ownership - Mineral Rights, Claims and Leases

Mineral exploration in the KHSD was initially permitted under the terms and conditions set out by the Yukon Government in the Class III Quartz Mining Land Use Permit – LQ00186, issued on July 5, 2006 and valid until July 4, 2011. The Company subsequently obtained a Class IV Quartz Mining Land Use Permit – LQ00240 on June 17, 2008. The two permits were amalgamated on December 8, 2008 under #LQ00240, which is valid until June 16, 2018.

All quartz mining leases have been legally surveyed; the quartz mining claims have not been legally surveyed.

The KHSD quartz mining claims and quartz mining leases are held by one of three wholly-owned subsidiaries of the Company: Elsa Reclamation & Development Company Ltd. (“ERDC”), Alexco Keno Hill Mining Company (“AKHM”), or Alexco Exploration Canada Corp. (“AECC”), except for holding a 50% share with third party individuals in three leases (Rico, Kiddo and Argentum).

The Company’s KHSD properties cover an area of 243.7 km2, and comprises 717 quartz mining leases (91.8 km2) and 877 quartz mining claims (152.0 km2) as set forth in Exhibit 15.1 hereto, which is hereby incorporated by reference.

Mineral exploration at KHSD is permitted under the terms and conditions set out by the Yukon Government in the Class IV Quartz Mining Land Use Permit – LQ00240, issued on June 17, 2008 and valid until June 16, 2018.

Central Yukon is characterized by a subarctic continental climate with cold winters and warm summers. Average temperatures in the winter are between -15 and -20 degrees Celsius (°C) while summer temperatures average around 15°C. Exploration and mining work can be carried out year-round. The landscape around the KHSD is characterized by rolling hills and mountains with a relief of up to 1,600 metres.

The Company’s rights to much of the KHSD Properties are held through ERDC. In June 2005, PricewaterhouseCoopers (“PwC”), a court appointed interim receiver and receiver-manager of United Keno Hill Mines Limited and UKH Minerals Limited (collectively “UKHM”), selected the Company as the preferred purchaser of the assets of UKHM. PwC and the Company entered into an agreement (the “Purchase Agreement”) dated August 4, 2005, as amended November 2, 2005 and January 31, 2006. The Company assigned the Purchase Agreement to its wholly owned subsidiary ERDC on February 6, 2006.

In February 2006, following the negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon, and the Company, the Supreme Court of Yukon approved the purchase of the assets of UKHM by the Company through its wholly-owned subsidiary ERDC. The UKHM assets comprised two Crown grants, 674 mining leases, 289 mineral claims, a concentration plant, various buildings and equipment, as well as partial ownership interest in three mining leases, mineral claims, in addition to a leasehold interest in one mineral claim.

Interim closing of the UKHM transaction was completed on April 18, 2006. The Company assumed responsibility for care and maintenance operations at the UKHM property. On the initial closing, among other things, the Company:

•	Deposited C$10 M in trust to be used exclusively to fund ERDC’s contribution to the cost of the reclamation of the pre-existing environmental liabilities of the UKHM property.

•	Obtained possession of the mineral claims and leases, titled property, and Crown grants of UKHM and the equipment on the UKHM properties for the purposes of contracted care and maintenance and exploration by ERDC of the UKHM property.

Title to all UKHM assets was transferred to the Company (final closing) in late November 2007, following the approval of a Type B Water Licence by the Yukon Water Board.

The Company is formulating an Existing State of Mine Closure Plan for the entire KHSD as part of its agreements with different levels of government.

Future production from the KHSD, including the Bellekeno silver mine, is subject to a 1.5% NSR royalty, capped at C$4.0 M, payable to the Government of Canada. This royalty is a condition of the Subsidiary Agreement. Payment of the royalty did not begin until all pre-production capital had been recouped plus an additional allowance for KHSD exploration of approximately C$6.2 M. As at December 31, 2014 the total amount of royalty paid was $31,658.

The Company and Silver Wheaton entered into the Silver Streaming Agreement on October 2, 2008 whereby 25% of all future silver production from KHSD properties owned or controlled by the Company at the time of the consummation of the Silver Streaming Agreement will be delivered to Silver Wheaton in exchange for a payment of US$3.90/oz as well as a payment by Silver Wheaton of US$50 M for use in the development and construction of the Bellekeno silver mine.

On June 16, 2014, the terms of this agreement were agreed to be altered, subject to as yet unfulfilled terms. The revised agreement becomes effective upon receipt by Silver Wheaton from the Company a payment of US$20,000,000. If the payment is made by Alexco on or before December 31, 2015, the agreement will be modified as follows:

During the period commencing on the earlier of (i) the first date from and after June 16, 2014 that the Owners receive payment or Refined Silver from an Offtaker for Payable Silver pursuant to and in accordance with any Mineral Offtake Agreement, and (ii) the date that is six (6) weeks from when the Mine first produced saleable concentrates at any time after June 16, 2014 (such earlier date being referred to as the “Re-Commencement Date”), which date shall be confirmed by way of written notice from the Owners to Silver Wheaton, and ending 10 years from such date (as may be adjusted pursuant to Section 5B) (the “Fixed Price Amendment Term”), the definition of “Fixed Price” set out at Section 1(nn) of this Agreement shall have the following meaning (with “Minimum Silver Price” meaning US$3.90, subject to increase by one percent annually (compounded) beginning three years after the date of completion of the 400 tonne per day final completion test):

“Fixed Price” means: (a) if the Spot Silver Price is less than or equal to US$19.45, the amount equal to the greater of: (A) (US$18.00 + (Spot Silver Price - US$19.45) x 0.91); and (B) the Minimum Silver Price; or (b) if the Spot Silver Price is greater than USUS$19.45, the amount equal to the greater of: (A) (US$18.00 - (Spot Silver Price - US$19.45) x 0.91); and (B) the Minimum Silver Price.

Physiography

The landscape around the KHSD is characterized by rolling hills and mountains with a relief of up to 1,600 metres (m) (Figure 5.1) . The highest elevation is Keno Hill at 1,975 m. Slopes are gentle except the north slopes of Keno Hill and Sourdough Hill.

Accessibility

The KHSD is located in central Yukon. The closest sizable town is Mayo, located on the Steward River, approximately 40 km to the southwest. Mayo is accessible from Whitehorse via a 460 km all-weather road and is also serviced by the Mayo airport, which is located just to the north of Mayo. An all-weather gravel road known as the Silver Trail Highway leads from Mayo to the KHSD, the historic company town of Elsa, and the village of Keno City.

Climate

The central Yukon is characterized by a subarctic continental climate with cold winters and warm summers. Average temperatures in the winter are between -15 and -20 degrees Celsius (°C) but can reach -60°C. The summers are moderately warm with average temperatures in July around 15°C. Exploration and mining work can be carried out year-round.

Because of its northern latitude, winter days are short with the sun low on the horizon such that north-facing slopes can experience ten weeks without direct sunlight around the winter solstice. Conversely, summer days are very long, especially in early summer around the summer solstice. Annual precipitation averages 28 centimetres (cm); half of this amount falls as snow, which starts to accumulate in October and remains into May or June.

Current Infrastructure

The KHSD is well connected by a network of public and private gravel roads including the Silver Trail Highway and the Bellekeno haul road, which was built to skirt the village of Keno City. A large number of roads constructed for past mining operations are still serviceable.

The historic company town of Elsa, located toward the western end of the KHSD, comprises several buildings that are currently being used for administrative offices, staff accommodations, core logging facilities, maintenance facilities, and storage. Warehousing and refueling facilities are also located at Elsa.

The main camp and kitchen are located at Flat Creek approximately 1 km west of Elsa.

The 400-tonne-per-day Keno Hill silver mill facility and associated tailings facilities are located in a valley near the village of Keno City, approximately 9.2 km east of Elsa.

Three phase power is available in many parts of the KHSD.

Radio communication is well established throughout the KHSD with phone service to key locations.

Local resources in terms of manpower, rental equipment, materials, and supplies are very limited.

Water

The Company has four water use permits in relation to the KHSD for use in relation to the Onek and Lucky Queen mine production (Type A Water Use Licence QZ09-092, amendment 1 expires 2020), the Bellekeno Mine production (Type A Water Use Licence QZ09-092, expires 2020), advanced exploration Type B Water Use Licence QZ07- 078/Amendment 1 QZ10- 0606, expires 2018) and care and maintenance (Type B Water Use Licence QZ12-057 expires 2018).

Geology

The Keno Hill mining camp is located in the northwestern part of the Selwyn Basin in an area where the northwest-trending Robert Service Thrust Sheet and the Tombstone Thrust Sheet overlap. The area is underlain by Upper Proterozoic to Mississippian rocks that were deposited in a shelf environment during the formation of the northern Cordilleran continental margin. The area underwent regional compressive tectonic stresses during the Jurassic and the Cretaceous, producing thrusts, folds, and penetrative fabrics of various scales.

The Robert Service Thrust Sheet lying to the south of the KHSD is composed of a Late Proterozoic to Cambrian coarse grained quartz rich turbidite succession with interbedded shales and locally limestone of the Hyland Group, Yusezyu Formation.

The Tombstone Thrust Sheet that lies to the north and underlies the KHSD consists of Devonian phyllite, felsic meta-tuffs, and metaclastic rocks of the Earn Group that is conformably overlain by the Mississippian Keno Hill Quartzite. This latter unit is locally thickened due to folding and/or thrusting and is the predominant host of the silver-lead-zinc mineralization of the KHSD. Four intrusive suites intrude the sedimentary sequence:

•	Late Triassic gabbro to diorite sills.
•	Early Cretaceous Tombstone granite to granodiorite.
•	Mid Cretaceous diabase dykes and sills.
•	Upper Cretaceous McQuesten peraluminous porphyritic granite.

The Mississippian Keno Hill Quartzite is composed of a thick Basal Quartzite Member that is overlain by the Sourdough Hill Member. The sequence was metamorphosed to greenschist facies during the Cretaceous. The Basal Quartzite Member is up to 1100 m thick and comprises quartzite interbedded with minor graphitic phyllite and is intruded by Triassic greenstone sills. The Basal Quartzite Member is the dominant host to the silver mineralization in the KHSD. The overlying Sourdough Hill Member comprises graphitic and sericitic phyllite, chloritic quartz augen phyllite, and thin limestone units. To the south, the Robert Service Thrust Fault separates the Keno Hill Quartzite from the overthrust Upper Proterozoic Hyland Group, which is comprised of predominantly meta-sedimentary chlorite and quartz-rich schist. The Keno Hill Quartzite is intruded by quartz-feldspar aplite sills or dykes that are correlated with the Early Cretaceous intrusive suite found elsewhere in the district.

Three phases of folding are identified in the KHSD. The two earliest phases consist of isoclinal folding with subhorizontal, east- or west-trending fold axes. The later phase consists of a subvertical axial plane and moderate southeast-trending and plunging fold axis. In the KHSD, the first phases of folding formed structurally dismembered isoclinal folds of which the Basal Quartzite Member outlines synforms at Monument Hill where the Lucky Queen mine is located and at Caribou Hill, while the Bellekeno mine and the Flame & Moth prospect are located on the upper limb of a large scale anticline that closes to the north.

Within the KHSD, up to four periods of faulting are recognized. The oldest fault set consists of south-dipping foliation-parallel structures that developed contemporaneously with the first phase folding. The Robert Service Thrust Fault truncates the top of the Keno Hill Quartzite and sets the Precambrian schist of the Yusezyu Formation of the Hyland Group above the Mississippian Sourdough Hill Member of the Keno Hill Quartzite. The mineralization in the KHSD is hosted by a series of northeast-trending pre- and syn- mineral vein faults that display apparent left lateral normal displacement. These are commonly offset by post-mineralization high angle cross faults, low angle faults, and bedding faults. Most commonly, these comprise northwest-striking cross faults that show apparent right-lateral displacement.

Mineralization

The KHSD is a polymetallic silver-lead-zinc vein district with characteristics analogous to Kokanee Range (Slocan), British Columbia; Coeur d'Alene, Idaho; Freiberg and the Harz Mountains, Germany; and Príbram, Czech Republic. Common characteristics include the proximity to crustal-scale faults, affecting thick clastic metasedimentary rocks, and intrusion of felsic rocks that may have acted as a heat source driving the hydrothermal system. In the KHSD, the largest accumulation of silver, lead, and zinc minerals occurs in faults in structurally prepared competent rocks.

In general, gangue minerals include manganiferous siderite, minor calcite, and quartz. Silver occurs in argentiferous galena and argentiferous tetrahedrite. In supergene assemblages, silver can be native or in polybasite, stephanite, and pyrargyrite. Lead occurs in galena, and zinc in iron-rich sphalerite. Other sulphides include minor pyrite, arsenopyrite, and chalcopyrite.

At the district scale, the hydrothermal system exhibits sharp lateral mineralogical changes equivocally associated with temperature gradients around magmatic rocks. The hydrothermal veins also exhibit sharp vertical mineralogical zoning, historically interpreted to be lead-rich at the top to more zinc-rich at depth.

Historical Exploration and Operations

The Keno Hill mining camp area has a rich history of exploration and mining with 21 deposits having documented silver production in excess of 3,110 kilograms (100,000 ounces). Silver was first found in 1901 but small-scale mining only began in 1913. High silver prices at the end of World War I led to renewed and ultimately successful exploration activity in the area. Since then, at least 65 deposits and prospects have been identified within the area. Many small silver deposits were mined independently of each other throughout the area between 1913 and 1925.

The Treadwell Yukon Company Limited (“TYC”) consolidated a number of small mines and properties in the area in the 1920s. TYC continued to be the dominant company in the mining camp until it ceased operations in 1942 upon the untimely death of its founder Livingston Wernecke.

Keno Hill Mining Company Limited (“KHM”) acquired the interests formerly controlled by TYC in 1945. KHM was reorganized in November 1947 as United Keno Hill Mines Limited (“UKHM”) and by 1958 UKHM had acquired several properties, interests in properties, and other companies, including the assets of Galkeno Mines Limited and Canadian Northwest Mines and Oil.

Ventures Limited (later Falconbridge Nickel Mines Limited and Falconbridge Limited) acquired a controlling interest in UKHM in 1960 and assumed management control.

UKHM ceased all production in the area in 1989 and placed the active mines on care and maintenance, but continued to conduct limited underground exploration and development at the Bellekeno and Silver King mines. On February 18, 2000, UKHM was granted bankruptcy protection with PwC being appointed by the court as the interim receiver and receiver-manager of UKHM in 2001.

In June 2005, the Company was selected as the preferred purchaser of the assets of UKHM by PwC. In February 2006, the Company's purchase of UKHM's assets through a wholly-owned subsidiary, Elsa Reclamation & Development Company Ltd. (ERDC), was approved. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development, and is not required to post security against pre-existing liabilities. ERDC received a water licence from the Yukon government in November 2007, giving the Company free and clear title to surface and subsurface claims, leases, free-hold land, buildings, and equipment at the KHSD.

The Company embarked on an aggressive surface exploration program in 2006 with continued yearly exploration programs through 2013. The Bellekeno mine reached commercial production in January 2011 with at a nominal rate of 250 tonnes per day (tpd).

Current Exploration Status

Most past exploration work in the KHSD was conducted as support to the mining activities until the mines closed in 1989. This historic work involved surface and underground drilling designed to explore areas surrounding the main underground working areas.

The current exploration program conducted by the Company is the first comprehensive exploration effort in the KHSD since 1997.

No additional surface drilling has been completed on the Lucky Queen deposit since the independent technical report was published as the intent was to access the orebody and begin development. The updated mineral resource estimate on the Bellekeno deposit incorporated the knowledge gained in the last three years of production and the results of additional underground and surface exploration drilling. The Flame & Moth updated resource estimate incorporated all drilling completed through to the end of 2012.

Current Development and Operations Status

Commercial production started at the Bellekeno silver mine on January 1, 2011 and continued at a nominal rate of 250 tpd with some 158,346 tonnes (t) being milled in 2011 and 2012. The average head grades for this period have been 794 gpt silver, 9.9% lead, and 5.3% zinc. Operations at the site were temporarily suspended at the end of August 2013.

It is noted that the PEA contains references and/or assumptions relating to the dates for re-starting or continuing mining operations or development work at certain of Alexco's mineral properties. Notwithstanding the incorporation by reference herein of the PEA and reproduction of dates below, such dates were projections made at the time the PEA was prepared and are not necessarily reflective of Alexco's current plans. Re-start of mining operations and/or development work is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures. Accordingly, there is no certainty as to when these factors will be achieved or that mining operations or development work will re-start.

The PEA is based on the Company's plan to resume production in the eastern portion of the KHSD and it describes mining plans for the Bellekeno and Lucky Queen mines, and the Flame & Moth deposit.

The permit and amendments to existing permits required to bring the Lucky Queen deposit into commercial production were received in Q4 2012.

Development of the Lucky Queen deposit began in January 2012 with the Company re-establishing the existing portal, installing services, and beginning rehabilitation of the existing drift, which was driven in the 1980's by UKHM. Reconditioning of this drift progressed more slowly than planned with a bypass driven in one caved area, and ice occupying much of the 1,000 m length ultimately reconditioned. Despite these setbacks, the reconditioning was advanced to the planned ramp collar location prior to receiving the required permits and underground development began in early November 2012. The project was temporarily suspended in early March 2013, partly due to a need to amend the mining licence to allow storage of waste rock at the site to reduce waste haulage and storage constraints. These amendments have been put in place.

Preliminary mine planning has been completed for the Flame & Moth deposit, and the required mining permit and amendments to existing permits/are expected to be received by the end of Q3, 2015.

Mined tonnes produced from these three mine sites will be trucked to the Company's nearby 400 tpd mill facility as scheduled in the PEA life-of-mine (“LoM”) plan. Prior to resuming production, several upgrades will be made to the mill including installation of a second ball mill which was purchased in 2013.

Development of the Onek deposit began in August 2012 with the building of a new road to access the proposed portal collar location, construction of a new haul road, excavation of the portal bench, establishing the ramp face, and the installation of ground support and services. The first ramp round was taken in early November 2012 and underground development began with the goal of reaching the target vein at the 960 elevation. On May 31, 2013, the Company announced that operations at Onek would be temporarily suspended. Onek is not included in the PEA production plan.

Mineral Resources and Mineral Reserve Estimates

The PEA is based on mineral resource estimates for three deposits that are part of the Company's KHSD project:

•	Bellekeno deposit;
•	Lucky Queen deposit; and
•	Flame & Moth deposit.

The mineral resources have been estimated in conformity with the generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2003) and are reported in accordance with the Canadian Securities Administrators' National Instrument 43-101. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve. See “Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates.”

In the opinion of SRK, the resource evaluations reported herein are a reasonable representation of the global polymetallic mineral resources in the Bellekeno and Lucky Queen mines, and Flame & Moth deposit at the current level of sampling.

Bellekeno Mineral Resources

The updated Bellekeno Mineral Resource Statement (Table 1.1) presented herein represents the third mineral resource evaluation prepared for the Bellekeno deposit in accordance with the Canadian Securities Administrators' National Instrument 43-101. The mineral resource model was prepared by the Company personnel under the supervision of a third party consulting geologist David Farrow, BSc (Hons), GDE, PrSciNat, PGeo (BC), of GeoStrat Consulting Services Inc. The model considers 405 core drill holes drilled by the Company during the period of 2006 to 2012 as well as historical drilling and chip data collection during production both historically and by the Company. The resource estimation work was completed by Mr. Farrow, a Qualified Person as defined in National Instrument 43-101.

Table 1.1: Updated Mineral Resource Statement for the Bellekeno Deposit, September 30, 2012

Class	Tonnes	Ag (gpt)	Pb (%)	Zn (%)
Indicated*	365,000	658	5.3	5.3
Inferred*	243,000	428	4.1	5.1

*Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
**Reported at a cut-off value of C$185 (US$1 = C$1)/t using consensus long term metal prices (US$) and recoveries of Ag US$22.50/oz, recovery 96%; Pb US$ 0.85/lb, recovery 97%; Zn US$ 0.95/lb, recovery 88%; Ag grades capped at 5,000 gpt.

SRK notes that since the date of the Bellekeno deposit mineral resource statement, the Company reports actual tonnes processed from the Bellekeno mine of 124,000 t at average grades of 701 gpt silver, 8.3% lead, and 4.3% zinc (from June 1, 2012 to the temporary shutdown on September 1, 2013).

Lucky Queen Mineral Resources

The mineral resource estimate for the Lucky Queen deposit was previously prepared by SRK and published in an independent technical report on September 8, 2011 entitled "Technical Report on the Lucky Queen Deposit, Lucky Queen Property, Keno Hill District, Yukon". The Mineral Resource Statement from this report is restated below.

Table 1.2: Mineral Resource Statement for the Lucky Queen Deposit, July 27, 2011

Class	Tonnes	Ag (gpt)	Au (gpt)	Pb (%)	Zn (%)
Indicated*	124,000	1,227	0.17	2.57	1.72
Inferred*	150,000	571	0.16	1.37	0.92

*Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
**Reported at a cut-off value of $185 (US$1 = C$1)/t using long term metal prices (US$) and recoveries developed for the nearby Bellekeno deposit (Ag US$18.50/oz, recovery 96%; Pb US$ 0.90/lb, recovery 97%; Zn US$ 0.95/lb, recovery 88%; Au US$ 1,100/oz, recovery 72%). Ag grades capped at 6,300 gpt; Pb capped at 14.8%, Zn capped at 7%, Au grades capped at 2 gpt.

Flame & Moth Mineral Resources

The mineral resource estimate for the Flame & Moth deposit was previously prepared by the Company under the supervision of Mr. Farrow and published in the technical report entitled "Updated Technical Report on the Flame & Moth Deposit, Flame & Moth Property, Keno Hill District, Yukon" (Farrow and McOnie, 2013) on March 15, 2013. The Mineral Resource Statement from this report is restated below.

Table 1.3: Mineral Resource Statement for the Flame & Moth Deposit, January 30, 2013

Class	Tonnes	Ag (gpt)	Au (gpt)	Pb (%)	Zn (%)
Indicated*	1,378,000	516	0.42	1.72	5.70
Inferred*	107,000	313	0.27	0.86	4.21

*Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
**Reported at a cut-off value of $185 (US$0.96 = C$1)/t using consensus long term metal prices (US$) and recoveries developed for the nearby Bellekeno deposit (Ag US$24.00/oz, recovery 96%; Pb US$ 0.85/lb, recovery 97%; Zn US$ 0.95/lb, recovery 88%; Au US$ 1,400/oz, recovery 72%).For all veins, Ag grades capped at 3,000 gpt; Pb and Zn capped at 15% and 20%, respectively; Au grades not capped.

Onek Mineral Resources

A mineral resource for the Onek deposit was prepared by SRK in 2011 and published in a technical report entitled "Technical report on the Onek deposit, Onek Property, Keno Hill District, Yukon". The 2011 mineral resource was re-estimated as part of the PEA report and is restated below in Table 1.4.

Table 1.4: Mineral Resource Statement for the Onek deposit, SRK Consulting, October 15, 2014

Class	Tonnes	Ag (gpt)	Au (gpt)	Pb (%)	Zn (%)
Indicated*	654,000	200	0.62	1.29	12.30
Inferred*	234,000	134	0.44	1.24	8.86

*Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
*Reported at a dollar cut-off grade of C$185.00/t using metal prices (USD) and recoveries of Ag US$20.00/oz, recovery 96%; Pb US$ 0.90/lb, recovery 97%; Zn US$ 0.95/lb, recovery 88%; Au US$ 1,250/oz, recovery 72%. Confidence in the estimate of Inferred mineral resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Bermingham Mineral Resources

A mineral resource estimate for the Bermingham deposit was prepared by SRK on August 8, 2012 and published in an independent technical report entitled "Technical Report on the Bermingham Deposit, Bermingham Property, Keno Hill District, Yukon". There has been no additional exploration work on the Bermingham deposit in the resource area since 2012 and the results of the mineral resource estimate are incorporated in this report. The Mineral Resource Statement from this report is restated below in Table 1.5.

Table 1.5: Mineral Resource Statement for the Bermingham deposit, SRK Consulting, October 15, 2014

Class	Tonnes	Ag (gpt)	Au (gpt)	Pb (%)	Zn (%)
Indicated*	257,000	460	0.06	2.00	2.10
Inferred*	102,000	372	0.09	1.12	1.83

*Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
**Reported at a dollar cut-off grade of C$185.00/t using metal prices (USD) and recoveries of Ag US$20.00/oz, recovery 96%; Pb US$ 0.90/lb, recovery 97%; Zn US$ 0.95/lb, recovery 88%; Au US$ 1,250/oz, recovery 72%. Confidence in the estimate of Inferred mineral resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Mineral Reserves

The PEA does not support a mineral reserve estimate. The "potentially mineable tonnes" on which the economic evaluation is based include both Indicated and Inferred mineral resources from all three deposits.

Mining

Mine Geotechnical and Hydrogeology

•

The KHSD is known for locally challenging ground conditions that limit the choice of mining methods to fully supported methods with limited spans such as cut and fill and small scale longhole stoping with backfill.

•

The Bellekeno mine was in production for close to three years. In that time, the Company has successfully gained an understanding of the structural context of the deposit, how the ground responds to mining, and the best means of controlling the ground.

•	The Company has developed detailed and effective standards for ground support.

•	In all mining areas, weak, wet ground conditions will result in elevated mining risk. Areas exhibiting these conditions will need to be exposed early and dewatered.

•	The Flame & Moth deposit is in part situated below the floor of a valley and there is potential for water ingress from faulting, overburden materials, and surface water features.

Mining

•	Planned underground mining methods include mechanized cut and fill, and drift and fill, where spans are greater than 7 m, and small scale longhole stoping.

•	Net smelter return (NSR) estimates were used as a measure of resource block value.

•	All three deposits exhibit good vein continuity after application of cut-off NSR values.

•	Nominal production rates are: Bellekeno mine 250 tpd, Lucky Queen 100 tpd, and Flame & Moth 320 to 370 tpd.

•	Potentially mineable tonnes total of 812.9 kilotonnes (kt) with average metal grades of 754 gpt silver, 0.40 gpt gold, 2.71% lead, and 4.53% zinc, and an average NSR value of $398 per tonne (/t).

•	The NSR value accounts for the impact of the renegotiated Silver Streaming Agreement with Silver Wheaton Corp. (Amendment No.7).

•	Contained silver in potentially mineable tonnes is estimated at 19.7 million ounces.

•	The average percentage of Inferred mineral resources in the LoM plan is approximately 6%.

•	Estimated average external dilution by deposit is Bellekeno 19%, Lucky Queen 44%, and Flame & Moth 15%.

Bellekeno

•	The Bellekeno deposit was being mined by underground methods including mechanized cut and fill and small scale longitudinal retreat longhole incorporating full backfilling.

•	Bellekeno potentially mineable tonnes, 11% of LoM plant feed, are estimated at 86 kt with average metal grades of 660 gpt silver, 6.74% lead, and 4.15% zinc, and NSR value of $381/t.

•	The mine reached commercial production at the start of 2011. Operations were temporarily suspended at the end of August 2013.

Lucky Queen

•	The Lucky Queen deposit requires the use of mechanized cut and fill methods in order to extract the mineral resource due to the average 45 degree (°) dip of the deposit. Cemented rockfill is planned to provide adequate support to the hangingwall.

•	Lucky Queen potentially mineable tonnes, which account for 17% of LoM plant feed, are estimated at 142 kt with average metal grades of 1,059 gpt silver, 0.12 gpt gold, 2.40% lead, and 1.42% zinc, and NSR value of $530/t.

Flame & Moth

•	The Flame & Moth deposit can be mined by underground methods incorporating full backfilling without causing surface disturbance that could put the mill at risk.

•	Flame & Moth's potentially mineable tonnes, 72% of LoM plant feed, are estimated at 585 kt with average metal grades of 693 gpt silver, 0.52 gpt gold, 2.19% lead, and 5.35% zinc, and NSR value of $368/t.

Mineral Processing

Metallurgical testwork has been conducted on each of the three deposits independently. Testwork performed from 1996 through 2009 was the basis for the design and construction of the Company's mill facility in 2010. Results of this testwork have been compared to actual performance in the mill, which has been processing Bellekeno ore since late 2010. Since 2011, samples from Lucky Queen and Flame & Moth mineralization were tested to assess flotation performance only. To date, no testwork has been conducted on a blended sample from any of the three deposits.

As all three deposits appear to follow similar relationships between concentrate grade and recovery versus head grade, this suggests similar mineralogy but at significantly different grades and metal ratios. Mineralogical investigations should be conducted to confirm this assumption.

Testwork results indicated that a primary grind size finer than that currently achieved by the mill facility could increase flotation selectivity, especially for zinc, resulting in higher recoveries and concentrate grades.

The current PEA study assumes the mill facility's production will increase to the design capacity of 400 tpd once the additional ball mill is commissioned.

The LoM plan is generally based on the mill processing a variable blend of two deposits at a time, first a Bellekeno and Flame & Moth blend, and later a blend of Lucky Queen and Flame & Moth. Flame & Moth represents 72% of the total plant feed.

Relationships between silver, lead, and zinc recovery and head grade were used to estimate the concentrate recoveries for the blends expected in the PEA production plan. In addition, based on the concentrate mass recovery, the grade of minor elements was also estimated on an annual basis for the PEA production plan. These relationships are preliminary in nature and it is SRK's opinion that they need to be verified with metallurgical testwork on actual blended samples.

Environmental and Permitting

Key environmental and socio-economic considerations associated with this project include water quality, noise/traffic/dust, land/resource use and heritage resources, and community and First Nations relations. Discharges from the underground mines typically have neutral pH levels, but elevated concentrations of zinc, and sometimes cadmium. Due to the close proximity of this site to the community of Keno City, noise, dust, and traffic have been high profile issues for the project, and are the subject of ongoing discussions with the community. The Company has signed a comprehensive Cooperation and Benefits Agreement with the First Nation of Na-cho Nyak Dun to address environmental and socio-economic issues associated with the project.

The tailings and portions of the waste rock are a potential source of metal leaching. The Bellekeno mine tailings are currently stored in the dry stack tailings facility (DSTF), where they will be covered at closure. Progressive reclamation has already begun on the DSTF and the completed areas of the DSTF have been covered with soil and revegetated. This facility can be expanded to accommodate future production from other new mines (Lucky Queen and Flame & Moth). The Bellekeno underground mine practice was to use uncemented waste rock and a cemented waste rock/tailings blend as backfill. This same practice is planned to continue in future at the Bellekeno mine, but with more effort on utilizing tailings as backfill. A similar strategy is planned for the Flame and Moth deposit, while Lucky Queen requires the use of a cemented rockfill product that will be compacted to provide hangingwall support.

Waste rock generated at Bellekeno (and all of the planned mines) that has a minimal potential for metal leaching/acid rock drainage (ML/ARD) will be used in construction or stored in surface waste rock storage facilities. There are surface storage pads for temporary storage of mineralized waste rock prior to their transport underground for backfilling.

The development of the Flame & Moth deposit will generate relatively large amounts of waste rock in comparison to the Bellekeno mine, and will require a temporary stockpile (waste rock set aside for underground backfill) and a permanent stockpile for excess waste rock (potentially reduced by waste rock used for surface construction projects). The Company plans to use the majority of the excess waste rock to construct a toe berm for the expansion of the DSTF.

The Company recently revised its reclamation and closure plan to address the closure liabilities associated with the further development of Bellekeno and Lucky Queen. As part of the Quartz Mining Licence, the Government of Yukon currently holds $4.2 million in security for these operations, including the mill area and dry stack facility. This is a reasonable level of security given the current understanding of liabilities at this site. Development of the Flame & Moth deposit may require additional financial security to cover the potential costs of additional liabilities from the site – principally, the expanded DSTF and additional waste rock storage facility. Post closure water treatment is not expected to be required at Flame & Moth.

All of the regulatory approvals required for mining activities associated with the Bellekeno and Lucky Queen deposits are currently in place. The required expansion of the DSTF and the addition of the Flame & Moth development have been reviewed under the YESAA process. YESAB has made a recommendation to the Yukon Government to allow the Project to proceed, subject to a number of specified terms and conditions (YESAB 2014). Pending formal approval, the Flame and Moth development will also require amendments to the Quartz Mining Licence and Water Use Licence, which could take two to three months and six-to nine months respectively from the time of submission. The terms and conditions for the Flame and Moth development, as outlined in Yukon Government’s Decision Document, includes additional water treatment requirements, provision for a liner under the DSTF as per the current design, additional enclosure around crusher, and ongoing increased air quality and noise monitoring.

Capital and Operating Costs

Capital Cost Estimate

Capital costs have been estimated in 2013 dollars on a quarterly basis for the period from January 1, 2015 to the end of the planned plant feed schedule in Q1 2021. In 2014, the Company began surface preparations for the Flame and Moth deposit and completed the portal excavations.

Table 1.6 shows the LoM estimate of total capital from the PEA. It is important to note that initial capital is distributed in time as defined by the pre-production periods described above. It is not all front-end loaded in the cash flow model.

Table 1.6: Capital Cost Summary

Area	Capital Costs (CDN$x1,000,000)
	Initial	Sustaining	Total
Silver Wheaton Payment	$22.5	-	$22.5
Bellekeno Mine	-	$5.2	$5.2
Lucky Queen Mine	$9.3	$9.8	$19.[1]
Flame & Moth Mine	$26.2	$10.7	$36.9
Mill	-	$2.0	$2.0
Site Services	-	$0.9	$0.9
Health & Safety	-	$0.9	$0.9
Contingency	$5.8	$2.2	$8.0
Total Capital	$63.8	[$31.7]	[$95.5]

Capital cost estimation work was undertaken as follows:

•	Mine capital by SRK, representing more than 90% of the total estimate.

•	Mill, site services, and health and safety capital by the Company with review by SRK.

SRK considers the accuracy of the capital cost estimate components to be at a scoping level.

Operating Cost Estimate

Site operating costs have been estimated in 2013 dollars based on SRK's review of the Company's 2012 and 2013 operating budgets and on actual reported operating costs for 2011 and 2012. SRK's operating cost estimates reflect the Company's ongoing and planned initiatives aimed at reducing the site unit operating cost.

These initiatives include:

•	Future mine operations including development and production are planned as owner operated (instead of contractor) using the Company's own equipment and workforce.

•	Direct purchasing of new and used equipment for Lucky Queen and Flame & Moth instead of paying contractor monthly rental costs.

•	Establishing long term supply contracts with suppliers and eliminating dependence on a contractor to supply basic materials such as ground support, explosives, and other materials.

•	Upgrading the mill facility to ensure that it can reliably process 400 tpd.

•	Table 1.7 shows the LoM site operating cost estimate. It is based on a LoM plant feed of 812.9 kt as shown in the economic model.

Table 1.7: LoM Site Operating Cost Summary

Area	LoM Site	Unit Cost
	Opex ($M)	($/tonne)
Mine	$127.6	$157
Mill	$56.5	$70
G&A	$23.0	$28
LoM Total Site	$207.1	$255

SRK's operating cost estimates for the three individual mines are shown in Table 1.8. The tonnes shown in the table exclude tonnes mined during pre-production. The Flame & Moth mine operating cost includes $8.1 M for equipment lease payments, equivalent to $14.39/t.

Table 1.8: Individual Mine Operating Cost Estimates

Mine	Individual	Operating	Mine
	Mine	Period	Unit Cost
	Opex ($M)	kt	($/tonne)
Bellekeno Mine	$12.3	85.7	$143
Lucky Queen	$32.56	142.2	$228
Flame & Moth	$82.9	585.0	$142
Subtotal Mines	$127.6	812.9	$157

Economics

The Company and Silver Wheaton entered into the Silver Streaming Agreement on October 2, 2008 whereby 25% of all future silver production from KHSD properties owned or controlled by the Company at the time of the consummation of the Silver Streaming Agreement will be delivered to Silver Wheaton in exchange for a payment of US$3.90 per ounce (/oz) as well as a payment by Silver Wheaton of US$50 M in 2009 and 2010 used for development and construction of the Bellekeno mine.

On June 16, 2014, the terms of this agreement were agreed to be altered, subject to as yet unfulfilled terms. The revised agreement becomes effective upon receipt by Silver Wheaton from the Company a payment of US$20,000,000. After the payment has been received, the agreement will be modified as follows:

During the period commencing on the earlier of (i) the first date from and after June 16, 2014 that the Owners receive payment or Refined Silver from an Offtaker for Payable Silver pursuant to and in accordance with any Mineral Offtake Agreement, and (ii) the date that is six (6) weeks from when the Mine first produced saleable concentrates at any time after June 16, 2014 (such earlier date being referred to as the "Re-Commencement Date"), which date shall be confirmed by way of written notice from the Owners to Silver Wheaton, and ending 10 years from such date (as may be adjusted pursuant to Section 5B) (the "Fixed Price Amendment Term"), the definition of "Fixed Price" set out at Section 1(nn) of this Agreement shall have the following meaning (with "Minimum Silver Price" meaning US$3.90, subject to increase by one percent annually (compounded) beginning three years after the date of completion of the 400 tonne per day final completion test):

"Fixed Price" means:

(a)	if the Spot Silver Price is less than or equal to US$19.45, the amount equal to the greater of: (A) (US$18.00 + (Spot Silver Price - US$19.45) x 0.91); and (B) the Minimum Silver Price; or

(b)	if the Spot Silver Price is greater than USUS$19.45, the amount equal to the greater of: (A) (US$18.00 - (Spot Silver Price - US$19.45) x 0.91); and (B) the Minimum Silver Price.

This PEA is preliminary in nature. Approximately 6% of the "potentially mineable tonnes" disclosed in the mine plans are derived from Inferred mineral resources by the application of a cut-off net smelter return (NSR) value ($/t), and dilution and mining recovery factors. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this PEA will be realized.

Inputs to the economic assessment include:

•	The terms of the amended Silver Streaming Agreement, Amendment No.7 dated June 16, 2014.

•	LoM plant feed of 812.9 kt averaging 754 gpt silver, 0.40 gpt gold, 2.71% lead, and 4.53% zinc.

•	The LoM production schedule from January 1, 2015 forward averages 398 tpd through to Q1 2021.

•	Average NSR value of plant feed of US$398/t using the prices and exchange rate listed below.

•	Metal prices of US$18.50/oz silver, US$1210/oz gold, US$0.98 per pound (/lb) lead, and US$1.00/lb zinc.

•	Exchange rate of US$0.89/C$1.00.

•	Payable silver amounting to 17.1 million ounces.

•	LoM revenue of US$321 million (CDN$361 million).

•	A LoM average site operating cost of $255/t processed comprised of $157/t mining, $70/t milling, and $28/t G&A.

•	Capital costs totalling CDN$95.6 million including a CDN$22.5 million payment to Silver Wheaton Corp. to finalize Amendment No.7 of the Silver Streaming Agreement.

The KHSD project indicative economic results on an after tax basis are:

•	Net cash contribution of $35.7 million.

•	Internal rate of return (IRR) of 22.1%.

•	Net present value (NPV) (5%) of $23.3 million.

•	Payback period is 3.75 years from January 1, 2015.

SRK notes that the LoM impact of the Silver Streaming Agreement is an undiscounted revenue reduction of $5.85 million for the Company.

For further disclosure concerning the Silver Streaming Agreement, see “Item 4. Information on the Company - A History and Development of the Company – Three Year History”.

SRK further notes that the PEA is based on a specifically selected mine sequencing strategy, however there are other possible scenarios for defining an overall production schedule that may warrant further study, particularly if changing metal prices or exploration results alter the mine planning context.

Risks

Mining

•	Assessments of ground conditions at Lucky Queen and Flame & Moth are based solely on drill core review.

•	As the overall level of extraction increases at the Bellekeno mine, it is likely that some stress induced failures will be encountered.

•	Poor ground conditions, associated with a weak and wet rock masses, could increase mining costs and reduce planned extraction at Bellekeno and Lucky Queen.

•	There is a possibility of significant water inflow to the planned Flame & Moth underground workings from faulting, overburden materials, and surface water features.

•	Poor ground conditions, associated with a weak and wet rock mass, could increase Flame & Moth mining costs and reduce planned extraction.

•

The Company must build up a skilled underground workforce to achieve the planned development and production ramp up in 2015 and 2016. There is a risk that some contractor support could be needed, increasing operating costs.

Processing

•	Estimates of plant performance include uncertainty since they are based on metallurgical testwork conducted on unblended samples of grades much higher and lower than the production plan averages.

•	No assessment of ball mill grindability has been done for Lucky Queen or Flame & Moth material.

•	To date, only one composite sample from Flame & Moth has been tested and the results indicate that the current mill flowsheet could result in poor zinc flotation performance.

Environmental and Permitting

•	There is potential for additional post-closure costs related to water treatment at the Bellekeno workings.
•	The potential for high groundwater inflows to the Flame & Moth mine could create additional costs related to management and treatment of mine water.
•

Development of the Flame & Moth deposit as well as the expansion of the DSTF from the currently permitted size of 322,000 t to a capacity that will accommodate Flame & Moth (estimated at a minimum of 750,000 t) will require additional permitting and possibly environmental assessment. SRK considers this a low risk, and significant delays are not anticipated.

Project Economics

•	Unless underlying fixed costs are significantly reduced, project economic results will be significantly impacted by a 15% drop in metal prices below those used in this PEA.

•

The KHSD project has relatively high fixed costs related to location, climate, and the fact that operations are spread out over a large area. Overall economic results are closely linked to plant throughput rate. The risk is in maintaining the necessary plant throughput from multiple mines that are characterized by narrow vein mining in locally poor ground conditions.

Opportunities

Mining

•

Depending on the impact of hydrogeology on the Flame & Moth mine plan, there may be an opportunity to achieve more than the 50% planned extraction of the barrier pillars along the Mill fault, and within crown pillar areas. Refer to report Section 0.

•

Actual mining experience at Bellekeno mine has yielded more tonnage at a similar grade than predicted by previous versions of the underground mine plan (based on the same resource block model) such that the currently planned mine life could be extended.

•	At the Bellekeno mine, the East zone represents an opportunity if economic conditions were to improve, particularly silver and zinc prices higher than the study prices.
•

The Flame & Moth underground mine plan should be optimized based on the results of any additional metallurgical testwork and the results of further hydrogeology and mine geotechnical assessments. There may be an opportunity to increase the potentially mineable tonnes.

•	Flame & Moth mining shapes are sensitive to the cut-off criteria, and higher metal prices or reduced royalties would increase the potentially mineable tonnes.
•

In two of the three deposits there are some potentially mineable tonnes that were excluded from the PEA production plan for various reasons. This excluded tonnage amounts to 143 kt with average metal grades of 517 gpt silver, 3.00% lead, 4.00% zinc, and 0.07 gpt gold, representing a potential future mining opportunity.

Processing

•	Additional testing of blended samples representative of the LoM production plan blends and grades may result in better flotation results than the ones estimated in this PEA.
•

Additional hardness tests on Lucky Queen and Flame & Moth samples may reveal better grindability than the current expectation. Better ball mill grindability has the potential to decrease power consumption, improve mill throughput, achieve finer flotation feed size and, therefore, higher recoveries and concentrate grades.

Project Economics

•

The project is sensitive to higher metal prices. A 20% increase in prices compared to the prices used in the study (silver price of US$28.80/oz for example) would increase estimated after tax net cash flow by roughly 2.2 times.

•

Within the Keno Hill Silver District, Alexco has identified several high grade silver exploration/development targets that represent a pipeline of potential projects. These represent a potential opportunity to sustain a nominal plant feed rate of 400 tpd beyond Q1 2021 (Table 16.23), thus improving the project economics.

Recommendations

Mining

•	Mining sequences, monitoring, and tactical support requirements will need to be evaluated for the later stages of the Bellekeno mine plan.
•	Additional hydrogeological and geotechnical evaluation needs to be undertaken at Flame & Moth to assess the impact of the hydrogeology on the proposed mining plan.
•	For Flame & Moth, a system of barrier pillars will need to be designed along the Mill fault and below the overburden areas to minimize the potential for water inflow.
•	The Lucky Queen underground mine plan should be optimized based on the results of additional metallurgical test results and increased understanding of the geology and geotechnical conditions resulting from planned sill drifting on vein.
•	The Flame & Moth underground mine plan should be optimized based on the results of any additional metallurgical testwork and the results of further hydrogeology and mine geotechnical assessments.

Processing

•	Further metallurgical testing and mineralogical analysis are recommended on additional samples representing the blends of deposits and expected grades shown in the LoM production plan.
•	Additional testwork should also include ball mill grindability, flotation performance, and a range of samples to measure variability.
•	Flotation conditions for Flame & Moth zinc concentrate production need to be optimized.
•	Testing of additional samples for settling and geochemical characteristics is also warranted.

Environmental and Permitting

•	Alexco has already initiated investigations on groundwater conditions at Flame & Moth, and geochemical characterization of waste rock from Flame & Moth. These studies will be important for developing appropriate waste and water management plans for these areas.
•	Additional geochemical sampling and testing of both potentially acid or metal leaching and non-acid or metal leaching rock from all of the mines would provide a more robust data set for use in updating future closure plans."

2015 Exploration Program

Alexco is currently planning a 2015 exploration program to follow up successful results returned from the 2014 surface drilling program. Focus in 2015 will likely be on Bermingham where robust silver mineralization encountered in 2014 appears to be vectoring toward a stratigraphic – structural setting similar to that occupied by the historically mined Hector-Calumet deposit. Additionally, 2015 exploration will explore the northern part of the Bellekeno deposit.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview

Our financial statements for the years ended December 31, 2014, 2013, and 2012 have been prepared in accordance with IFRS as issued by the IASB. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

Critical accounting policies and Use of Estimates

Reference should be made to significant accounting policies contained in Note 3 of the December 31, 2014 audited consolidated financial statements of the Company attached hereto. Note 5 also contains a discussion of use of estimates and judgments. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Results of Operations for fiscal year ended December 31, 2014 compared with the fiscal year ended December 31, 2013

Alexco reported a loss before taxes of $35,608,000 and a net loss of $32,772,000 for the year ended December 31, 2014, for a basic and diluted loss of $0.50 per share, on total revenues of $15,286,000. Included in these 2014 results are impairment charges on mining assets totaling $29,931,000. Excluding the effect of these impairment charges, the 2014 adjusted loss before taxes was $5,363,000. For the year ended December 31, 2013 Alexco reported a loss before taxes of $62,079,000 and a net loss of $50,450,000, for a basic and diluted loss of $0.81 per share, on total revenues of $59,433,000. Included in these 2013 results are impairment charges on mining assets and investments totaling $57,126,000 before taxes. Excluding the effect of these impairment charges, the 2013 adjusted loss before taxes was $4,953,000. The difference between years is primarily due to the effect of the suspension of Bellekeno mining operations in early September 2013, reduced gross profit on environmental services, increased mine site care and maintenance costs offset by decreased general and administrative expenses in 2014.

Alexco’s environmental services business, the Alexco Environmental Group (“AEG”), recognized revenues of $14,925,000 in the year ended December 31, 2014 for a gross profit of $4,888,000 compared to revenues of $16,319,000 and a gross profit of $8,849,000 during 2013. In July 2013, an amended and restated Subsidiary Agreement (“ARSA”) was executed with the Government of Canada. As a result of that execution, included in 2013 revenues is $1,983,000 in retroactive fees, and included in cost of sales is an $850,000 reduction in the Company’s environmental services contract loss provision. Excluding the impacts from the execution of the ARSA and from changes in the estimate of the environmental services contract loss provision, in 2014 AEG achieved a gross margin of 32.8%, compared to 42.5% in 2013. The decrease in gross margin from the prior year is a result of the AEG outsourcing certain specialty work to external consultants incurring lower margins and also due to one of AEG’s major projects shifting from engineering to earthworks which earns lower margins.

Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment, and the 2013 results accordingly reflect only 245 days of mining operations. There were no mining operations in 2014 with the exception of $361,000 of revenues related to the final settlements of concentrates sales that were shipped in October 2013 and settled in April 2014. Revenues from mining operations at Bellekeno in 2013 totaled $43,114,000, yielding a gross loss $29,000. Metal prices for revenue recognized during 2013, weighted by dollar of revenue recognized, averaged US$23.94 per ounce for silver, US$0.98 per pound for lead and US$0.88 per pound for zinc. Silver prices for revenue recognized in the first, second and third quarters of 2013 were US$28.70, US$20.55 and US$22.06, respectively, reflecting the sharp reduction in silver prices experienced through 2013. Average mill throughput for 2013 was 271 tonnes per day (“tpd”). Total mine output during 2013 was 65,206 tonnes. Total production during 2013 was 1,408,164 ounces of silver, 10.3 million pounds of lead and 3.4 million pounds of zinc. Cash costs of production in 2013 were $14.00 per ounce of payable silver.

Alexco’s surface exploration drill program for 2014 totaled $5,069,000 compared to $2,508,000 in 2013. Surface exploration drilling was completed as of the end of October 2014, and for the full season totalled 18,267 meters (2013 - 2,878 meters).

In June 2014, Alexco reached an agreement with Silver Wheaton to amend the Silver Streaming Agreement originally dated October 2, 2008, such that the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver, with significant positive implications for Alexco and the KHSD in general. The amended Silver Streaming Agreement applies to 25% of Alexco’s payable silver produced at its Keno Hill silver mining operations in Yukon, Canada. The amendments to the underlying Silver Streaming Agreement are subject to Alexco paying Silver Wheaton US$20 million, with Silver Wheaton taking a lead role via participation in US$5 million of any Alexco equity raise in excess of US$10 million towards the US$20 million payment. The date by which the payment is to be made was originally set at December 31, 2014, but has now been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original Silver Streaming Agreement terms will continue unamended with no other impact to Alexco.

In August 2014, the Company completed a bought deal financing pursuant to a short form prospectus, issuing 7,015,000 units at a price of $1.15 per unit for gross proceeds of $8,068,000. Each unit was comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. The net cash proceeds from this financing were $7,179,000, and were used for further exploration and development activities on the KHSD property, particularly the Flame & Moth deposit, and for general working capital purposes.

In December 2014, Alexco released an updated National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for its 100% owned KHSD in Canada's Yukon Territory (“KHSD PEA”) (see news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”). This PEA consolidates into one report updated information related to construction and operation of a new underground mine at the Flame & Moth silver deposit, and includes current resource statements for the Bellekeno, Lucky Queen, Onek and Bermingham deposits. The PEA reflects one of a number of production strategies being considered in the eastern KHSD.

The Company’s cash and cash equivalents at December 31, 2014 totaled $8,639,000 compared to $8,610,000 at December 31, 2013, while net working capital totaled $11,332,000 compared to $15,316,000. The decrease in net working capital is mainly attributed to a reclassification of inventory, where $4,269,000 of ore in stockpiles has been classified as a non-current asset.

General and administrative expenses in 2014 totaled $8,466,000 compared to $12,471,000 in 2013. The significant reduction in general and administrative expenses, primarily regarding salaries and contractor costs, reflects the impact of the implementation of cost reduction measures, as well as the reduction in Bellekeno mine site overhead costs following the suspension of operations in 2013.

Mine site care and maintenance costs in 2014 totaled $3,130,000 compared to $1,210,000 in 2013. The increase in cost is due to care and maintenance in 2013 only occurring from September onward when production was suspended while 2014 was for the entire year. Included in mine site care and maintenance costs is depreciation expense of $2,486,000 in 2014 and $643,000 in 2013.

Results of Operations for fiscal year ended December 31, 2013 compared with the fiscal year ended December 31, 2012

Alexco reported a loss before taxes of $62,079,000 and a net loss of $50,450,000 for the year ended December 31, 2013, for a basic and diluted loss of $0.81 per share, on total revenues of $59,433,000. Included in these results are impairment charges on mining assets and investments totaling $57,126,000 before taxes. Excluding the effect of these impairment charges, the adjusted loss before taxes is $4,953,000 (see “Non-IFRS Measures – Adjusted Loss” on page 17), compared to income before taxes of $7,979,000 in 2012, with the difference due primarily to the effect of reduced silver production in the first quarter of 2013, combined with significantly lower silver prices in 2013 and the resultant suspension of Bellekeno mining operations effected as of early September 2013.

Revenues from mining operations at Bellekeno in 2013 totaled $43,114,000, yielding a gross loss of $29,000. Metal prices for revenue recognized during 2013, weighted by dollar of revenue recognized, averaged US$23.94 per ounce for silver, US$0.98 per pound for lead and US$0.88 per pound for zinc, compared to US$31.54, US$0.95 and US$0.89 respectively in 2012. Silver prices for revenue recognized in the first, second and third quarters of 2013 were US$28.70, US$20.55 and US$22.06 respectively, reflecting the sharp reduction in silver prices experienced through 2013.

Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment, and the 2013 results accordingly reflect only 245 days of mining operations. Average mill throughput for the year was 271 tonnes per day (“tpd”) compared to 260 tpd in 2012. Total mine output during the year was 65,206 tonnes, compared to mine output of 86,354 tonnes in 2012. Total production during 2013 was 1,408,164 ounces of silver, 10.3 million pounds of lead and 3.4 million pounds of zinc. Cash costs of production in 2013 were $14.00 per ounce of payable silver, compared to $11.89 in 2012.

Sharp and significant declines in precious metal prices occurred over the course of the second quarter of 2013, with silver declining from US$28.64 at the beginning of the quarter to $18.86 at June 30. At the end of May 2013, following an initial sharp decline in silver prices during April, the Corporation announced it was implementing cost savings measures, including workforce reductions, a capital projects roll-back, vendor discussions, deferral of new mine commissioning and executive and board remuneration cutbacks. A second sharp decline in silver prices then occurred in mid-June. As a result, the Corporation announced in July that it was beginning preparations to undergo a temporary and orderly suspension of operations at the Bellekeno mine prior to the onset of winter, and mining and milling operations subsequently ceased by early September.

In December 2013, Alexco completed an NI 43-101 compliant preliminary economic assessment for certain of its holdings in the eastern portion of the KHSD (“EKHSD” and the “EKHSD PEA”) (see news release dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon”). The EKHSD PEA is focused on production from the Flame & Moth deposit and consolidates supplemental production initially from the Bellekeno deposit and subsequently from the Lucky Queen deposit. It reflects one of a number of production strategies considered, and work remains ongoing to optimize the plan inputs. It is anticipated that one of the most significant factors that may lead to an improvement in the underlying fixed cost structure of the Keno Hill District mining operations will be an increase in mill throughput to full capacity of 407 tonnes per day.

The Corporation’s environmental services business, the Alexco Environmental Group (“AEG”), recognized revenues of $16,319,000 in the year ended December 31, 2013 for a gross profit of $8,849,000, compared to revenues of $7,983,000 and a gross profit of $2,886,000 during 2012. In July 2013, an amended and restated Subsidiary Agreement (“ARSA”) was executed with the Government of Canada. As a result of that execution, included in 2013 revenues is $1,983,000 in retroactive fees, and included in cost of sales is an $850,000 reduction in the Corporation’s environmental services contract loss provision. The additional improvement in AEG revenues is attributed primarily to growth in AEG’s client base within the US market. Excluding the impacts from the execution of the ARSA and from changes in the estimate of the environmental services contract loss provision, in 2013 AEG achieved a gross margin of 42.5%, compared to 40.3% in 2012.

The Corporation’s cash and cash equivalents at December 31, 2013 totaled $8,610,000 compared to $23,088,000 at December 31, 2012 and $7,922,000 at September 30, 2013, while net working capital totaled $15,316,000 compared to $25,727,000 and $15,356,000 for the same dates respectively. The decrease in cash and net working capital since 2012 primarily reflects the impact of substantially reduced cash inflows from Bellekeno mining operations due to the decline in silver prices, as well as capital expenditures primarily in the first half of the year on underground rehabilitation and access development activities at the Lucky Queen and Onek deposits, exploration in the Keno Hill District, the buy-out of certain mining equipment from the contract miner at Bellekeno and the purchase of settlement shares in connection with annual grantings of awards under the Corporation’s restricted share unit plan, offset by net cash proceeds of $6.5 million from the issuance of flow-through shares in April 2013. Cash and net working capital were slightly increased over the fourth quarter, reflecting the cash-flow positive wind-up of Bellekeno mining operations, the one-time benefits realized from the execution of the ARSA, and profitable operations at AEG in general.

General and administrative expenses in 2013 totaled $12,471,000 compared to $16,657,000 in 2012. Included in expenses in 2012 was $0.8 million in severance costs related to the departure of an executive officer of the Corporation. The balance of the reduction in general and administrative expenses reflects the impact of cost reduction measures implemented over summer 2013, as well as the reduction in Bellekeno mine site overhead costs following the suspension of operations in early September, partially offset by costs attributed to workforce reductions implemented at the end of May 2013. Severance costs related to the suspension of operations as of September 2013 were nominal as the planned nature of the suspension meant working notice could be given to affected staff.

Outlook

Alexco’s current primary focus is on further building high grade resource in the KHSD as well as developing plans to improve the underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations. Ore throughput, grade and the influence of the Silver Wheaton silver stream have a material impact on unit costs at Keno Hill. Bringing Flame & Moth into production is a key aspect of restarting operations at Keno Hill, and the permitting process for development of the Flame & Moth deposit is well along to completion.

With respect to the economic climate during 2014, prices for silver steadily deteriorated through course of 2014 from a high of US$22.05 on February 24, 2014 to a low of $15.28 on November 6, 2014. Prices for lead generally held steady through most of the year though it started to decline in price in December to approximately US$0.83. The price of zinc increased during the first half of the year and steadily declined in price for the second half of the year to approximately $0.97. As of the end of the period covered by this Form 20-F, prices are approximately US$17.00 per ounce silver, US$0.80 per pound for lead and US$0.91 per pound for zinc and the Canadian-US exchange rate is approximately US$0.80 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$17.40 per ounce, for lead average approximately US$1.02 per pound, and for zinc US$1.11 per pound, with the Canadian-US exchange rate forecast to range from US$0.80 to US$0.90 per CAD (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Company” and “General Economic Conditions May Adversely Affect the Company’s Growth and Profitability” thereunder).

As noted above, the 2014 surface exploration drilling program was completed as of the end of October 2014, for a total of 18,267 meters drilled and expenditures of $5,069,000. Results from the program were released in November 2014 and January 2015. The Company is planning a 2015 exploration program to follow up successful results returned from the 2014 surface drilling program, especially the results from the Bermingham deposit.

With respect to AEG, Alexco remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Canada and in accordance with the ARSA, and continues to service its private sector client base in the Yukon and elsewhere. AEG intends to continue expanding its environmental services activities, throughout northern and eastern Canada and the United States. AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation.

B.	Liquidity and Capital Resources

At December 31, 2014, the Company had cash and cash equivalents of $8,639,000, and net working capital of $11,332,000. The Company faces no known liquidity issues in any of its financial assets.

Cash used in operating activities was $723,000 for the year ended December 31, 2014 versus inflows of $3,407,000 for 2013, reflecting the impact of sharply reduced silver prices and the suspension of Bellekeno mining operations as of September 2013. Accounts receivable, inventories and accounts payable are all significantly lower, also reflecting the suspension of mining operations. Cash used in investing activities was $6,427,000 for 2014 versus $22,639,000 for 2013. Expenditures on mining operations properties were significantly reduced, to some extent because the 2013 expenditures include rehabilitation and access development activity at the Onek and Lucky Queen mines, and otherwise due primarily to decreased Bellekeno sustaining development expenditures in 2013 leading up to the suspension of mining operations in September. Expenditures on exploration and evaluation properties were similarly significantly reduced with supervision of underground exploration activity. Purchases of property, plant and equipment were significantly reduced in 2014 for the same reason. Cash generated from financing activities was $7,179,000 for 2014 versus $4,754,000 for 2013. Both years included equity financings while 2013 also included $1,869,000 of funds used to acquire RSU settlement shares.

Under the silver streaming interest held by Silver Wheaton, Silver Wheaton is purchasing from the Company an amount of refined silver equal to 25% of the payable silver produced by the Company from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Company is paid for such payable silver. Silver Wheaton has paid the Company advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Company an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Company is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Company would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Company. The Company will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016, extended as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2016 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Company may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the Silver Streaming Agreement, Silver Wheaton holds a security interest in substantially all of the Company’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Company entered into an agreement with Silver Wheaton to amend the Silver Streaming Agreement, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Company of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the “Re-Commencement Date”), with an option for the Company to extend the amendment for another 5 or 10 years for an additional payment of US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Company within one kilometer of the Company’s existing holdings in the Keno Hill District.

The amendments to the silver streaming interest are subject to the Company paying Silver Wheaton US$20 million, with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. The date by which the payment is to be made was set in the original amendment agreement at December 31, 2014, but has now been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Effective immediately on signing of the amendment agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015, and that date has also now been extended by agreement of the parties to December 31, 2016. If the Company makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

In April 23, 2013, the Company issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Net cash proceeds from the issuance were $6,483,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000. As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of the flow-through shares, as of December 31, 2013 the Company was required to incur further renounceable exploration expenditures totaling $5,008,000 by December 31, 2014. Alexco incurred the required $5,008,000 of renounceable exploration expenditures by the deadline of December 31, 2014.

In August 2014, the Company completed a bought deal financing pursuant to a short form prospectus, issuing 7,015,000 units at a price of $1.15 per unit for gross proceeds of $8,067,000. Each unit was comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. The net cash proceeds from this financing were $7,179,000, and are for further exploration and development activities on the KHSD property, particularly the Flame & Moth deposit, and for general working capital purposes

With its cash resources and net working capital on hand at December 31, 2014, and assuming no re-start of mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activity, environmental services business and corporate offices and administration, for at least the next 12 month period. However, re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. Furthermore, a re-start of mining operations is likely to require additional capital investment, significantly in excess of the capital resources currently on hand. In addition, the amendments to the Silver Wheaton Silver Streaming Agreement, which have significant positive implications to Alexco, will only be triggered by a payment of US$20 million being made by December 31, 2015. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Company is likely to require additional funding.

Historically, Alexco’s main sources of funding have been from mining operations and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Company to substantially curtail and defer its planned exploration and development activities.

C.	Research and Development, Patents and Licences, etc.

Alexco owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

D.	Trend Information

Silver, lead and zinc, are the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically. With respect to the economic climate during 2014, prices for silver steadily deteriorated through course of 2014 from a high of US$22.05 on February 24, 2014 to a low of $15.28 on November 6, 2014. Prices for lead generally held steady through most of the year though it started to decline in price in December to approximately US$0.83. The price of zinc increased during the first half of the year and steadily declined in price for the second half of the year to approximately $0.97. As at the date of this Annual Report, prices are approximately US$16.00 per ounce silver, US$0.81 per pound for lead and US$1.00 per pound for zinc and the Canadian-US exchange rate is approximately US$0.80 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$17.40 per ounce, for lead average approximately US$1.02 per pound, and for US$1.11 per pound, with the Canadian-US exchange rate forecast to range from US$0.80 to US$0.90 per CAD. See “Item 3. Key Information – D. Risk Factors”.

E.	Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

As of December 31, 2014, the Company had the following contractual obligations:

Contractual Obligations[1] (expressed in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Operating leases	$ 628	$ 487	$ 141	$ Nil	$ Nil
Purchase obligations	200	100	100	Nil	Nil
Decommissioning and rehabilitation provision (undiscounted basis)	4,780	Nil	1,713	826	2,241
Total	$ 5,608	$ 587	$ 1,954	$ 826	$ 2,241

(1)

In the event of a default under the Silver Wheaton agreement and if Silver Wheaton exercises its right to terminate the streaming interest, the Corporation may be required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016. The maximum amount of any such refund is US$9,750,000.

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and senior management as at December 31, 2014. Each of the Company’s directors is elected by the Company’s shareholders at an annual meeting to serve until the next annual meeting of shareholders or until a successor is elected or appointed. The Board of Directors appoints the Company’s executive officers annually after each annual meeting, to serve at the discretion of the Board of Directors.

Name and Address(1)	Office or Position Held	Principal Occupation During the Past Five Years	Previous Service as a Director
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(4)	President and Chief Executive Officer of the Company, since December 2004.	Since December 3, 2004
George Brack British Columbia, Canada	Chairman and Director(2)(3)(5)	Member of the Board of Directors of several publicly- listed companies since January 2009; Managing Director and Industry Head – Mining with Scotia Capital Inc., from December 2006 to January 2009.	Since December 11, 2007
Michael Winn California, USA	Director(2)(3)(5)	President of Seabord Capital Corp., providing investment analysis and financial services to companies in the oil & gas, mining and energy sectors, since January 2013; President of Terrasearch Inc., a consulting company providing analysis on mining and energy companies, from 1997 through 2012.	Since January 11, 2005
Rick Van Nieuwenhuyse British Columbia, Canada	Director(3)(4)	President and Chief Executive Officer of NovaCopper Inc., a mineral exploration and development company, since November 2011; President and Chief Executive	Since January 11, 2005

Name and Address(1)	Office or Position Held	Principal Occupation During the Past Five Years	Previous Service as a Director
Officer of NovaGold Resources Inc., a mineral exploration and development company, from May 1999 to November 2011.
David Searle British Columbia, Canada	Director(4)(5)	Retired. Lawyer with Fasken Martineau DuMoulin LLP, October 2001 to August 2006.	Since May 12, 2006
Terry Krepiakevich British Columbia, Canada	Director(2)	Member of the Board of Directors of several publicly- listed and private companies since July 2011; Chief Financial Officer of SouthGobi Resources Ltd., a mining company, from June 2006 to July 2011.	Since July 22, 2009
Richard N. Zimmer British Columbia, Canada	Director(4)	Member of the Board of Directors of several publicly- listed and private companies since June 2011; President and Chief Executive Officer of Far West Mining Ltd., a mining company, from 2008 to June 2011.	Since May 2, 2012
Bradley Thrall Washington, USA	Executive Vice President and Chief Operating Officer	Chief Operating Officer of the Company, since December 2004.	N/A
Michael Clark British Columbia, Canada	Chief Financial Officer, Corporate Secretary and Company Ethics Officer	Chief Financial Officer of the Company, since December 2014.	N/A
Alan McOnie Bay of Plenty, New Zealand	Vice President, Exploration	Vice President, Exploration of the Company, since December 2010; consulting geologist from 2002 to December 2010.	N/A

(2)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.
(3)	Member of the Audit Committee.
(4)	Member of the Nominating & Corporate Governance Committee.
(5)	Member of the Environmental, Health, Safety & Technical Committee.
(6)	Member of the Compensation Committee.

Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the Business Corporations Act (British Columbia) are required to disclose all such conflicts and to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Clynton R. Nauman	NovaCopper Inc.	NovaGold Resources Inc.
George Brack	Capstone Mining Corp. Newstrike Capital Inc.[1] Timmins Gold Corp.[1]	Silver Wheaton Corp. Geologix Explorations Inc.
Terry Krepiakevich	Western Lithium USA Corporation	Kaizen Discovery Inc.
David H. Searle	None
Rick Van Nieuwenhuyse	NovaCopper Inc. NovaGold Resources Inc. SolidusGold Inc.	AsiaBaseMetals Inc. Tintina Resources Inc.
Michael D. Winn	Eurasian Minerals Inc. Lara Exploration Ltd.[2] Legend Gold Corp. Atico Mining Corp.	Reservoir Capital Corp. Reservoir Minerals Inc.[2] Revelo Resource Corp. Nebo Capital Corp.
Richard N. Zimmer	Capstone Mining Corp.

1)	On February 17, 2015, Timmins Gold Corp. and Newstrike Capital Inc. announced an agreement to combine the two companies.
2)	Mr. Winn does not intend to stand for re-election to the Board of Lara Exploration Ltd. and Reservoir Minerals Inc. at the upcoming Annual General Meetings.

B.	Compensation

The Compensation Committee is composed of George Brack, Michael Winn and David Searle, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52- 110 – Audit Committees (“NI 52-110”) and Rules 803A and 805(c)(1) of the NYSE MKT Company Guide.

The following Compensation Discussion and Analysis describes and explains the significant elements of the Company’s compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the “Named Executive Officers”). For the 2014 financial year, in addition to the CEO and CFO, only the Chief Operating Officer (“COO”) and Vice President, Exploration qualified as Named Executive Officers.

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hire, retain and inspire highly qualified executive officers and directors who will drive the success of the Company, while at the same time promote a greater alignment of interests between such executive officers and directors and the Company’s shareholders. The Company’s compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Executive Compensation

Executive compensation is comprised of three main elements: base salary, annual bonus incentive and equity-based incentive awards.

1.

Base Salary – The primary element of the Corporation’s compensation program is base salary. The Corporation considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mining sector. For benchmarking purposes, the Corporation targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed between the median (P50) and top quartile (P75) of the comparator group.

2.

Annual Bonus – Annual performance based cash incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonuses awards are determined at the discretion of the Compensation Committee on a fully qualitative basis by reference to the success of the Corporation and each executive officer’s contribution in the year preceding. In making such determinations, reference is made to a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives. Specific goals are not established for bonus determination purposes, but general performance objectives are set by the CEO early in the year which are agreed upon by the Compensation Committee and ratified by the Board. Performance relative to those objectives is qualitatively assessed in the context of circumstances and challenges arising through the year. The key performance indicators referenced include company-wide safety performance; exploration success resulting in expansion of silver resource base at Keno Hill, optimization of future all-in sustaining costs; conservation of cash; preservation of balance sheet strength; financial performance relative to budget and in absolute terms; and share price performance.

3.

Equity-Based Incentive Awards – Equity-based incentive awards take the form of incentive stock options granted under the Corporation’s stock option plan and RSU plan (see “Equity Compensation Plans – Stock Option Plan” and “Equity Compensation Plans – RSU Plan” below). The award of incentive stock options and RSUs is intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable the Corporation to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Incentive stock options generally have a five-year term for option grants commencing in 2012 (generally seven-year terms for option grants prior to 2012), are subject to vesting provisions ranging from one to two years, and carry an exercise price equal to the fair value of the common shares as at the granting date. RSU awards generally vest over three years (one third on each anniversary of award), and can be settled by a cash payment, issuance of Shares from treasury, share purchase through the open market or a combination of the foregoing. The periodic award of options and RSUs is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previous equity- based incentive awards as well as typical market practices of the comparator group of companies.

Additionally, the Company has a tax equalization policy under which employees who are not resident in Canada for tax purposes receive an additional gross-up amount for the difference between the tax paid by the employee in Canada on their compensation and the tax that would have been paid were it earned in the employee’s home jurisdiction at the highest applicable marginal rate, where such tax would be lower. The Company’s generally seeks to hire employees who are resident in Canada. However, for positions requiring technical specialization or significant senior management experience, it is sometimes necessary for the Company’s to recruit from outside of Canada. This tax equalization policy was adopted to enable the Company to competitively attract and retain such personnel.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years.

NEO Name And Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)(2)	Option Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans ($)(4)	Long- Term Incentive Plans ($)
Clynton R. Nauman President and CEO	2014 2013 2012	375,564 386,717 424,745	Nil 262,104 Nil	116,250 162,750 202,200	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	63,571 51,459 133,495	555,385 863,030 760,440
Michael Clark CFO(6)	2014	7,708	Nil	10,150	Nil	Nil	Nil	460	18,318
Bradley Thrall COO	2014 2013 2012	282,778 291,175 319,808	Nil 152,894 Nil	69,750 108,500 168,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	74,883 111,320 80,773	427,410 663,889 569,081
David Whittle Former CFO (6)	2014 2013 2012	214,667 247,333 280,000	Nil 152,894 Nil	69,750 108,500 168,500	Nil Nil 35,000	Nil Nil Nil	Nil Nil Nil	11,167 12,474 13,600	295,584 521,201 497,100
Alan McOnie Vice President, Exploration	2014 2013 2012	210,000 252,000 240,000	Nil 65,526 Nil	69,750 75,950 134,800	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,581	279,750 393,476 453,381

(1)

Salary is paid in US currency to Clynton Nauman and Bradley Thrall. The exchange rates used to convert the amounts to Canadian currency for the 2014, 2013, and 2012 financial years were US$1.00 = C$1.1046, US$1.00 = C$1.0301, and US$1.00 = C$0.9994, respectively.

(2)

This column includes the grant date fair value of RSUs awarded by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the share price of the Corporation at the date of grant. This fair value determination method has been used because it is the same model the Corporation uses to value RSUs for financial reporting purposes. The grant date fair value of the award for the 2013 financial year was $4.37 per RSU.

(3)

This column includes the grant date fair value of all options granted by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model. The grant date fair values of all options granted during the 2014 financial year were estimated by assuming a risk-free interest rate ranging from 1.2% to 1.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 65% to 67%, an expected forfeiture rate of 4% and no expected dividends. The grant date fair values of all options granted during the 2013 financial year were estimated by assuming a risk-free interest rate of 1.4% per annum, an expected life of options of 4 years, an expected volatility of 70%, an expected forfeiture rate of 4% and no expected dividends. The grant date fair values of all options granted during the 2012 financial year were estimated by assuming a risk-free interest rate ranging from 1.3% to 1.5% per annum, an expected life of options of 4 years, an expected volatility ranging from 70% to 73%, an expected forfeiture rate of 9% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model, and because it is the same model the Corporation uses to value options for financial reporting purposes.

(4)

In prior year information circulars, annual bonuses were attributed to the financial year in which paid. Commencing with the 2013 Circular, annual bonuses are attributed to the financial year in respect of which they have been awarded.

(5)

Included in “All Other Compensation” are the amounts paid each year under the Corporation’s tax equalization policy, as well as RRSP and 401K contributions, vehicle allowances and parking fees paid by the Corporation.

(6)	On December 15, 2014 Michael Clark was appointed CFO and David Whittle resigned as CFO.

Pension Plan Benefits

The Company does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

The Corporation entered into current employment agreements (“Executive Employment Agreements”) dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall, dated effective January 24, 2011 with Mr. McOnie and dated effective December 15, 2014 with Mr. Clark.

Except for the specific duties of each Named Executive Officer and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either the Corporation or the respective Named Executive Officer in accordance with the provisions thereof as described below.

As at December 31, 2014 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. McOnie were entitled to annual base salaries, paid semi-monthly, of US$340,000, US$256,000, $185,000 and $252,000, respectively. Such annual base salaries are subject to annual review by the Corporation.

Each Executive Employment Agreement may be terminated by the Corporation upon the Named Executive Officer dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the Named Executive Officer with three months’ notice to the Corporation for Mr. Nauman, Mr. Thrall and Mr. McOnie and 2 months’ notice to the Corporation for Mr. Clark. Under each Executive Employment Agreement, in the event of termination by the Corporation without just cause or termination by the Named Executive Officer for unremedied material breach or default of the agreement by the Corporation, or in the event of termination by the Named Executive Officer upon a change of control as further described below, the Named Executive Officer will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the Named Executive Officer under the agreement for the previous fiscal year multiplied by a particular factor, and the Corporation shall also continue the Named Executive Officer’s group insurance benefits for 12 months after the date of termination for Mr. Nauman, Mr. Thrall and Mr. McOnie and six months for Mr. Clark. For Mr. McOnie, the multiplying factor is two. For Mr. Nauman and Mr. Thrall, the multiplying factor is two and a half. For Mr. Clark, the multiplying factor is currently one quarter increasing up to one after his period of employment exceeds two years. In the event of termination by the Corporation upon a Named Executive Officer dying or becoming disabled as described above and so long as the Named Executive Officer receives life insurance or long-term disability benefits under the Corporation’s benefit plans, the Named Executive Officer will be entitled to receive his then-current salary for one year. For Mr. Clark he will be entitled to his then-current salary for one year after serving in his position for period exceeding two years. If the Named Executive Officer does not receive such benefits, other than for acts of the Named Executive Officer resulting in lawful denial of such coverage, then the Named Executive Officer shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by the Corporation for just cause, or voluntary termination by the Named Executive Officer, the Named Executive Officer shall not be entitled to receive any incremental payments or benefits.

In the event that a change of control (as defined in the Executive Employment Agreements) of the Corporation occurs, each of the Named Executive Officers may terminate his obligations under the agreement by providing one month’s notice in writing to the Corporation at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a Named Executive Officer’s employment with the Corporation is terminated, and within two years of such termination for Mr. Nauman, Mr. Thrall and Mr. McOnie, and three years for Mr. Clark, the Named Executive Officer acquires directly or indirectly other than from the Corporation or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Corporation during the time the Named Executive Officer was employed by the Corporation, the Named Executive Officer will offer the Corporation, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. The Corporation shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards – NEOs

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at December 31, 2014, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman President and CEO	20,000 80,000 125,000 150,000 60,000 75,000 150,000 125,000	4.46 1.65 3.45 7.10 6.92 4.16 7.10 1.94	Feb 11, 2015 Feb 19, 2016 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Jan 12, 2018 Feb 12, 2019	- - - - - - - -	40,000	24,000	Nil
Michael Clark CFO	35,000	0.60	Dec 15, 2019	-	Nil	Nil	Nil
Bradley Thrall COO	15,000 60,000 75,000 87,500 50,000 50,000 75,000	4.46 1.65 3.45 7.10 6.92 4.16 1.94	Feb 11, 2015 Feb 19, 2016 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019	- - - - - - -	23,333	14,000	Nil
David Whittle Former CFO	60,000 75,000 50,000 87,500 50,000	1.65 3.45 6.92 7.10 4.16	Feb 20, 2016 Mar 22, 2017 Jan 24, 2017 Jan 12, 2018 Jan. 21, 2018	-	Nil	Nil	Nil
Alan McOnie Vice President, Exploration	3,000 10,000 60,000 40,000 35,000 75,000	4.46 3.45 7.10 6.92 4.16 1.94	Feb 11, 2015 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019	- - - - - -	10,000	6,000	Nil

(1)

The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2014, which was $0.60, and the exercise price of the options.

(2)	The “Market or payout value of share-based awards that have not vested” is calculated at the closing price of the Shares on the TSX on December 31, 2014, which was $0.60.

Incentive Plan Awards – Value Vested or Earning During The Year - NEOs

The following table is a summary of the value of awards vested or earned during the most recently completed financial year for the Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Clynton R. Nauman President and CEO	Nil	34,8 00	Nil
Michael Clark CFO	$10, 150	Nil	Nil
David Whittle Former CFO	Nil	20,3 00	Nil
Bradley Thrall COO	Nil	20,3 00	Nil
Alan McOnie Vice President, Exploration	Nil	8,70 0	Nil

(1)	The “Share-based awards – Value vested during the year” is calculated on the closing price of the Shares on the TSX on January 28, 2014 which was $1.74, which was the vesting date.

Incentive Stock Options

At the Company’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the stock option plan from a fixed to a rolling plan, under which the aggregate number of common shares issuable on exercise of stock options cannot exceed 9% of the number of common shares issued and outstanding. Generally, stock options granted have a maximum term of five years, vesting one third upon granting, one third after one year and one third after two years and exercise price determined by the directors. The exercise price may not be less than the closing quoted price of the Company’s common shares traded through the facilities of the exchange on which the Company’s common shares are listed. As at December 31, 2014, a total of 3,619,830 stock options were outstanding under the plan, and a total of 2,620,370 options remained available for granting.

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.88	752,000	-
Share based compensation expense	-	-	704
Options exercised	-	-	-
Options forfeited or expired	$5.54	(1,167,833)	(3,088)

Balance – December 31, 2014	$4.35	3,619,830	$7,712

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share based compensation expense	-	-	1,477
Options exercised	$3.08	(45,000)	(65)
Options forfeited or expired	$4.30	(1,195,832)	(2,377)

Balance – December 31, 2013	$5.16	4,035,663	$10,096

During the year ended December 31, 2014, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2013 – 1.4) per annum, an expected life of options of 4 years (2013 – 4 years), an expected volatility of 65% based on historical volatility (2013 – 70%), an expected forfeiture rate of 4% (2013 – 4%) and no expected dividends (2013 – nil).

Incentive share options outstanding and exercisable at December 31, 2014 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.60	35,000	4.96	$0.60	-	$0.60
$1.65	292,500	1.21	$1.65	292,500	$1.65
$1.94	702,000	4.12	$1.94	234,000	$1.94
$3.45	758,330	2.22	$3.45	758,330	$3.45
$4.16	457,500	3.06	$4.16	305,000	$4.16
$4.46	108,000	0.12	$4.46	108,000	$4.46
$6.92	569,500	2.07	$6.92	569,500	$6.92
$7.10	693,500	3.06	$7.10	693,500	$7.10
$8.13	3,500	3.36	$8.13	3,500	$8.13

	3,619,830	2.72	$4.35	2,964,330	$4.79

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2013 was $4.22.

During the year ended December 31, 2014, the Company recorded total share-based compensation expense of $704,000 (2013 – $1,473,000) related to incentive share options, of which $100,000 (2013 – $213,000) is recorded to mineral properties, $604,000 (2013 – $1,311,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Subsequent to December 31, 2014, a further 1,341,000 incentive stock options have been granted under the Company’s incentive stock option plan, another 108,000 have expired unexercised and 345,000 have been forfeited.

Restricted Share Units (“RSUs”)

On December 14, 2012, the Company initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Company Board of Directors. The RSU plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Company subject to vesting criteria, with RSU grants vesting one third per year over a three year period. These RSUs are settled in common shares of the Company purchased by the plan trustee through the open market at the time of granting, using funds provided by the Company. The Company is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.

At the Company’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the RSU plan whereby RSUs granted subsequent to the date of amendment can be settled in common shares of the Company issued from treasury, with the maximum grantable number of such RSUs fixed at 650,000. RSUs granted prior to the date of amendment can be settled only with common shares held by the plan trust and purchased through the open market at the time of granting, and not with shares issued from treasury, and do not reduce the 650,000 RSU fixed limit.

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2013	401,665	$996
RSUs granted	283,860	-
RSUs forfeited	(30,000)	-
Share-based compensation expense recognized	-	434
RSUs vested	(148,333)	(623)

Balance – December 31, 2014	507,192	$807

Balance – December 31, 2012	130,000	$52
RSUs granted	315,000	-
Share-based compensation expense recognized	-	1,108
RSUs vested	(43,335)	(164)

Balance – December 31, 2013	401,665	$996

A total of 283,860 RSUs were granted in 2014, with total grant-date fair value determined to be $188,200. Included in general and administrative expenses for the year ended December 31, 2014 is share-based compensation expense of $434,000 (2013 – $1,108,000) related to RSU awards. As at December 31, 2014, the plan trust held 253,332 common shares of the Company for future settlement of granted RSUs.

As of December 31, 2014, a total of 283,860 RSUs were granted under the amended RSU plan and a total of 366,140 RSUs remained available for granting.

Subsequent to December 31, 2014, a total of 135,000 RSUs have been granted under the amended RSU plan, with one third vesting one year after the date of granting, one third vesting two years after the date of granting, and the remaining third vesting three years after the date of granting.

Termination and Change of Control Benefits

For the Named Executive Officers employed by the Company as at December 31, 2014, the following table discloses the estimated incremental amounts payable to each Named Executive Officer under a number of termination or change-of-control circumstances, other than termination by the Corporation for just cause or voluntary termination by the Named Executive Officer. Amounts disclosed in the table below assume that a change of control occurred and/or the Named Executive Officer’s employment was terminated on December 31, 2014, except that for Mr. Nauman and Mr. Thrall, to provide more relevant indicative information, the amounts are based on the particular multiplier of two and a half that became effective January 1, 2014.

	Clynton R. Nauman President and CEO	Michael Clark CFO	Bradley Thrall COO	Alan McOnie Vice President, Exploration
Termination without just cause, for unremedied
breach or default by the Corporation, in
connection with a change of control, or in event
of non-receipt of benefits upon death or
disability [1]

Cash severance payment
Group insurance benefits
Accelerated vesting of option-based awards[2]
Total	$1,097,839 $29,708 - $1,127,547	$185,000 $2,911 - $187,911	$894,150 $22,346 - $916,497	$504,000 $14,340 - $518,340
Termination upon death or disability where benefits due are received: One year salary	$375,564	185,000	$282,778	$252,000

1.	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
2.

Under both the Old Stock Option Plan and the New Stock Option Plan, if a bona fide take-over bid is issued that would result in the offeror becoming a control person of the Corporation within the meaning of the Securities Act (British Columbia), all outstanding options immediately become vested for all holders and not just the Named Executive Officers.

3.	All amounts disclosed for Mr. Clark are calculated based on his term of employment exceeding two years.

Director Compensation

The Corporation’s directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost amount of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the 2014 financial year, each director (excluding Mr. Nauman, who is an employee director and is compensated as a Named Executive Officer) received a base annualized fee of $32,000. The Chair of the Board received an additional amount of $16,000 per annum, the Chair of the Audit Committee received an additional amount of $12,000 per annum, and the Chairs of the other Committees each received an additional amount of $6,000 per chair per annum. Each non-employee director also received an RSU award under the Corporation’s New RSU Plan. The Board has also determined to implement no director fee increases for 2015.

Director Compensation Table

The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2014, to the non-employee directors of the Company:

Name	Fees earned ($)	Share- based awards ($)(1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
George Brack	48,000	27,200	Nil	Nil	Nil	Nil	75,200
Terry Krepiakevich	44,000	27,200	Nil	Nil	Nil	Nil	71,200
David H. Searle	38,000	27,200	Nil	Nil	Nil	Nil	65,200
Rick Van Nieuwenhuyse	32,000	27,200	Nil	Nil	Nil	Nil	59,200
Michael D. Winn	38,000	27,200	Nil	Nil	Nil	Nil	65,200
Richard N. Zimmer	38,000	27,200	Nil	Nil	Nil	Nil	65,200

(1)

This column includes the grant date fair value of RSUs awarded by the Corporation to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the share price of the Corporation at the date of grant. This fair value determination method has been used because it is the same model the Corporation uses to value RSUs for financial reporting purposes. The grant date fair value of the award for the 2014 financial year was $0.68 per RSU.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-employee directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
George Brack	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	- -	70,000	42,000	Nil
Terry Krepiakevich	75,000	3.45	Mar 22, 2017	-	63,333	38,000	Nil
David H. Searle	75,000	3.45	Mar 22, 2017	-	63,333	38,000	Nil
Rick Van Nieuwenhuyse	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	- -	63,333	38,000	Nil
Michael D. Winn	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	- -	63,333	38,000	Nil
Richard N. Zimmer	Nil	Nil	Nil	Nil	66,667	40,000	Nil

(1)

The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2014, which was $0.60, and the exercise price of the options.

(2)	The “Market or payout value of share-based awards that have not vested” is calculated based on the closing price of the Shares on the TSX on December 31, 2014, which was $0.60.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2014, for each of the non-employee directors:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Brack	Nil	11,000	Nil
Terry Krepiakevich	Nil	9,000	Nil
David H. Searle	Nil	9,000	Nil
Rick Van Nieuwenhuyse	Nil	9,000	Nil
Michael D. Winn	Nil	9,000	Nil
Richard N. Zimmer	Nil	11,000	Nil

C.	Board Practices

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the Company’s annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which the Company has reviewed its own corporate governance practices. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

Independence of the Board

The Company’s Board consists of seven directors, six of whom the Company believes to be independent as at the date of this Form 20-F based upon the tests for independence set forth in NI 52-110. Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Corporation. The Board’s non-executive Chair, Mr. Brack, is considered an independent director. The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages the Company’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. The Company’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with the Company’s auditors in camera, without management being in attendance.

Board Mandate

The Board has adopted a written mandate. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analyzed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.

The Board also meets to plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; ensure timely disclosure of material transactions; review and, if thought fit, approve opportunities as presented by management; and provide guidance to management. Frequency of Board meetings, as well as the nature of agenda items, change depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair

The Chair of the Board is a non-executive position, currently held by Mr. Brack who is considered an independent director. Under written terms of reference adopted by the Board, the Chair is responsible for managing the Board and ensuring it carries out its responsibilities effectively, independently of management and in the long-term best interests of the Company. The Chair acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Chair provides leadership to and, with the Nominating & Corporate Governance Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board of Directors and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Chair is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

Position Descriptions

The Board has developed a written position description for the Chair of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. While the Board has not developed a written position description for the Chief Executive Officer, the Board delineates the role and responsibilities of the Chief Executive Officer through reference to industry norms and past practice, and through reference to the terms of his employment agreement with the Company.

Committees

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. As of December 31, 2014, the Company’s Audit Committee is comprised of Terry Krepiakevich, George Brack and Michael Winn, with Mr. Krepiakevich serving as the Chair of the Audit Committee.

In the opinion of the Company’s Board of Directors, all the members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide). The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE MKT Company Guide. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements. Mr. Krepiakevich qualifies as a financial expert and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The Audit Committee shall be comprised of at least three directors, who generally shall be appointed or confirmed by the Board of Directors annually. The Chair of the Audit Committee shall be appointed by the Board of Directors, failing which the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership. All members of the Audit Committee shall be directors and shall meet the independence, financial literacy and experience requirements under applicable laws, rules and regulations binding on the Company from time to time, including without limitation the applicable rules of any stock exchanges upon which the Company's shares are listed and the requirements for independence and financial literacy under National Instrument 52-110 Audit Committees in Canada, Section 803A of the NYSE Amex Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. Furthermore, at least one member of the Audit Committee shall qualify as a “financial expert” as such term is defined in Item 407 of Regulation S-K under the Exchange Act.

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent registered public accounting firm to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and interim financial statements, the annual report and certain other documents required by regulatory authorities.

Compensation Committee

The Compensation Committee is composed of George Brack, Michael Winn and David Searle, all of whom are independent (as determined in Sections 803A and 805(c)(1) of the NYSE MKT Company Guide).

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for the Company’s executive officers as well as certain key employees and non-executive officers, and for recommending compensation for directors, including the granting of equity-based incentive awards. The Compensation Committee is charged with determining such recommendations so as to achieve the objectives of the Corporation’s compensation program. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter.

Each fall, the Compensation Committee initiates the annual compensation determination process, including retaining a compensation consultant, establishing guidance in formulating the current year’s recommendations and determining the current year’s comparator group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. Early in the new year, typically January or February once indicative full-year financial and operating results are available, the Compensation Committee determines its final recommendations to the Board regarding base salaries and equity-based incentive awards for the year commencing and annual bonus awards for the year just completed, as well as regarding director compensation for the year commencing.

The members of the Compensation Committee are David Searle, George Brack and Michael Winn, all of whom are considered independent under the tests prescribed by NI 52-110. Mr. Searle is the Chair of the Compensation Committee. He has been a member of the Compensation Committee of the Company since 2006, and is a retired partner of the law firm of Fasken Martineau DuMoulin LLP with 45 years of experience practicing law in western and northern Canada. Mr. Brack is a member of the board of directors of a number of publicly-listed companies, including being a member of the Human Resources and Compensation Committee of Capstone Mining Corp., the Human Resources Committee of Silver Wheaton Corp. and the Compensation Committee of Geologix Exploration Inc. He was also chair of the Compensation and Human Resources Committee of Aurizon Mines Ltd. prior to that company being acquired in 2013. He was Managing Director and Industry Head – Mining with Scotia Capital Inc. from 2006 to January 2009, and President of Macquarie North America Ltd. from 1999 to 2006. Mr. Winn is a member of the board of directors of a number of publicly-listed companies, including being a member of the Compensation Committees of Lara Exploration Ltd., Reservoir Capital Corp. and Atico Mining Corporation, and until 2013 he was a member of the Compensation Committee of Sprott Resources Corp. He has been President of Terrasearch Inc. since 1997. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of the Company’s compensation policies and practices.

Governance and Nominating Committee

The Governance and Nominating Committee is composed of George Brack, Michael Winn and Rick Van Nieuwenhuyse, all of whom are independent directors under the tests prescribed by NI 52-110. The Governance and Nominating Committee and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees, and for annually assessing Board performance. The Nominating & Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of the Company are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

D.	Employees

At December 31, 2014, the Company had 66 permanent and seasonal employees. A total of 7 were employed in the care and maintenance of the Bellekeno mine and mill site care and maintenance, and a further 3 were employed in mineral exploration and evaluation activities. A total of 49 were employed in the environmental services business, with the remaining 7 employed in respect of executive management and administrative support. Significant aspects of both the mining business and the environmental services business require specialized skills and knowledge in areas that include geology, mining, metallurgy, engineering, environmental contamination treatment, permitting and regulatory compliance, as well as environmental and social policy issues. In the period 2010 through 2012, skill shortages within the mining industry in general, and particularly within Yukon Territory, made it more challenging to recruit and retain qualified employees in these fields. Alexco was generally successful in recruiting and retaining the key personnel necessary to its operating needs, though recruitment of skilled mill operators was an ongoing challenge for Bellekeno mine operations through mid-2012. By the end of 2012, the mill work force complement had stabilized. However, recruitment and retention of qualified employees in the mining sector remains a risk factor, and a re-start of Alexco’s mining operations will necessitate the re-hiring of mine and mill personnel.

E.	Share Ownership

As of April 23, 2015, the Company had 69,335,566 shares outstanding. Based on information provided by such persons, as at the date hereof the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 4,769,667 common shares of the Company (including 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), a company controlled by Mr. Nauman), representing approximately 7% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group held stock options for the purchase of an aggregate of 2,557,500 common shares in the capital of the Company, representing approximately 57% of all outstanding options. In addition, the directors and executive officers of the Company as a group held RSUs that can be settled by way of shares issued from treasury for a further 375,000 common shares. The following table sets forth details of all Named Executive Officer and Director beneficial share ownership and percentage of ownership as of April 23, 2015.

	Number of Shares
Name of Beneficial Owner	Beneficially Held		Percent(*)
Clynton R. Nauman(1)	4,463,633	(2)	6.4%
George Brack	292,071	(3)	**
Terry Krepiakevich	65,769	(4)	**
David H. Searle	78,100	(5)	**
Rick Van Nieuwehuyse	65,769	(6)	**
Michael D. Winn	85,000	(7)	**
Richard N. Zimmer	77,066	(8)	**
Bradley Thrall	533,926	(9)	1.4%
Michael Clark	33,333	(10)	**
Alan McOnie	10,000	(11)	**

*

Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from April 23, 2015, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 69,335,566 common shares outstanding as of April 23, 2015.

**	Less than one percent

(1)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Mr. Nauman.

(2)	Includes 698,333shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.
(3)	Includes 105,000 shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.
(4)	Includes 75,000 shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.
(5)	Includes 25,000 shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.
(6)	Includes 105,000 shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.
(7)	Includes 105,000 shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.
(8)	Includes 10,000 shares issuable upon vesting of RSUs within 60 days of April 23, 2015.
(9)	Includes 455,833 shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.
(10)	Includes 33,333 shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.
(11)	Includes 245,000 shares issuable upon exercise of outstanding options within 60 days of April 23, 2015.

Equity Compensation Plan Information

The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2014, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,903,690	$4.08	3,009,311
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,903,690	$4.08	3,009,311

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other Company or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at April 23, 2015, concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

	Number of Shares of		Percent of
Name	Common Stock Owned		Class *

Sprott Asset Management, L.P.	5,598,750		8%
Clynton Nauman	4,825,300	(1)	7%

*

Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from, April 23, 2015, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 69,335,566 common shares outstanding as of April 23, 2015.

(1)	Includes 3,765,300 common shares, 990,000 common shares acquirable upon exercise of outstanding stock options and 70,000 common shares acquired through vesting of RSUs.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares by major shareholders other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 23, 2015, there were approximately 117 registered holders of the Company’s shares in the United States, with combined holdings of 6,530,836 common shares.

Change of Control

As of the date of this Annual Report on Form 20-F, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another Company, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

The Company’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	2014	2013	2012

Salaries and other short-term benefits	$1,919	$2,150	$4,038
Termination benefits	-	-	714
Share-based compensation	830	1,923	1,738

	$2,749	$4,073	$6,490

Key management includes the Company’s Board of Directors and members of senior management.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report on Form 20-F:

•	Independent Auditors’ Report;
•	Consolidated Balance Sheets as at December 31, 2014 and 2013;
•	Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012;
•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012;
•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012; and
•	Notes to Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012.

Legal Proceedings

The Company is not a party to any legal proceedings involving a claim for damages in excess of ten percent of the Company’s current assets, nor is a party to any regulatory actions, and is not aware of any such proceedings or actions known to be contemplated.

Dividend Policy

The Company has not paid any dividends on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the Board of Directors on the basis of the earnings, financial requirements and other conditions existing at such time.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Price History of Stock

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the symbol “AXR”, and on the NYSE MKT Equities Exchange under the symbol “AXU”.

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX and in United States dollars on NYSE MKT in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX		NYSE MKT
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years	High	Low	High	Low
2014	$2.50	$0.50	$2.27	$0.44
2013	$4.71	$0.94	$4.72	$0.90
2012	$8.39	$3.19	$8.48	$3.21
2011	$9.75	$5.87	$10.28	$5.73
2010	$9.03	$2.93	$8.99	$2.79

2014	High	Low	High	Low
Fourth Quarter ended December 31, 2014	$0.77	$0.50	$0.69	$0.44
Third Quarter ended September 30, 2014	$1.53	$0.79	$1.44	$0.65
Second Quarter ended June 30, 2014	$1.77	$0.98	$1.66	$0.91
First Quarter ended March 31, 2014	$2.50	$1.37	$2.27	$1.20

2013	High	Low	High	Low
Fourth Quarter ended December 31, 2013	$1.82	$1.20	$1.75	$1.15
Third Quarter ended September 30, 2013	$2.55	$1.06	$2.43	$1.03
Second Quarter ended June 30, 2013	$3.35	$0.94	$3.31	$0.90
First Quarter ended March 31, 2013	$4.71	$3.27	$4.72	$3.16

Last Six Months	High	Low	High	Low
March 2015	$0.54	$0.35	$0.43	$0.27
February 2015	$0.68	$0.52	$0.55	$0.42
January 2015	$0.81	$0.57	$0.68	$0.48
December 2014	$0.73	$0.53	$0.65	$0.46
November 2014	$0.77	$0.51	$0.68	$0.44
October 2014	$0.75	$0.50	$0.69	$0.44

B.	Plan of Distribution

Not Applicable.

C.	Markets

The common shares of Alexco are listed on the Toronto Stock Exchange under the symbol "AXR", and on the NYSE MKT under the symbol "AXU".

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The Company was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name "Alexco Resource Corp.". Effective December 28, 2007, it was continued under the British Columbia Business Corporations Act ("BCBCA"). Under the BCBCA, the Company's constating documents consist of Notice of Articles and Articles (being the equivalent of the Memorandum and Articles of Association (Bylaws)).

The Notice of Articles and Articles do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on.

A director who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company or who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director, is not entitled to vote on any directors' resolution to approve that material contract or transaction and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Notwithstanding the foregoing, if all of the directors have a material interest in a proposed material contract or transaction, any or all of those directors may vote on such resolution.

Part 8 of the Articles details the Company's borrowing powers. The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age considerations pertaining to the retirement or non-retirement of directors.

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue as a director.

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Unless the BCBCA or the Company’s Articles otherwise provide, any action to be taken by a resolution of the shareholders must be taken by a "special resolution". Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The BCBCA contains provisions which require a "special resolution" for effecting certain corporate actions. The principal corporate actions that require a "special resolution" include:

(a)	reducing share capital, subject to certain limits;

(b)	altering the Notice of Articles to change the majority required to pass a special resolution or a special separate resolution;

(c)	approving various forms of amalgamation, including an amalgamation into a foreign jurisdiction;

(d)	approving an arrangement with shareholders;

(e)	approving the disposition of the whole or substantially the whole of the undertaking of the Company;

(f)	continuing the Company into another jurisdiction; and

(g)	authorizing a voluntary liquidation or the removal of a liquidator.

Subject to BCBCA, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon terms determined by the directors. Notwithstanding the foregoing, the Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The Company’s Articles provide that the Company, subject to the BCBCA, may:

(a)

by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(b)	by special resolution of the shareholders of the class or series affected, do any of the acts in (a) above if any of the shares of the class or series of shares have been issued,

and alter its Notice of Articles and Articles accordingly.

Subject to the foregoing and the BCBCA, the Company may also:

(a)	by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(i)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(ii)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(iii)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(iv)	if the Company is authorized to issue shares of a class of shares with par value:

(1)	decrease the par value of those shares; or

(2)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(v)

change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(vi)	alter the identifying name of any of its shares; and

(b)	by ordinary resolution otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

The directors may, whenever they think fit, convene a general meeting. Shareholders holding in the aggregate at least 1/20 of the issued shares of the Company that carry the right to vote at general meetings may also requisition a general meeting for the purpose of transacting any business that may be transacted at a general meeting. A general meeting, if requisitioned in accordance with the BCBCA, shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the BCBCA.

Not less than 21 days’ notice of any general meeting specifying the date, time and location of any meeting of shareholders and in case of special business, the general nature of that special business shall be given in the manner mentioned in Part 10 of the Articles or otherwise as prescribed by law to any person as may by law or under the Articles or other regulations of the Company be entitled to receive the notice from the Company. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the person entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice.

There are no limitations on the rights of non-resident or foreign shareholders to own securities or exercise voting rights on the securities

There is no provision of the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

There are no provisions in the Company’s Articles or in the BCBCA governing the threshold above which shareholder ownership must be disclosed. Under applicable Canadian securities laws, any person holding or having beneficial ownership or control or direction over more than 10% of the Company’s issued shares is required to file insider and other reports disclosing such shareholdings.

C.	Material Contracts

The Silver Wheaton Streaming Agreement , as amended (as described under “Item 4.A History and Development of the Company – Three Year History”), is the only material contracts entered into by the Company within the year ended December 31, 2014 or before such time that are still in effect, other than in the ordinary course of business. The Silver Streaming Agreement and subsequent amendments are available on the SEDAR website at www.sedar.com under the Company’s profile.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a Company, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”), is resident in the United States, beneficially holds the common shares as capital property and does not use or hold the common shares in the course of carrying on a business in Canada (a “U.S. Holder”). The common shares will generally be considered to be capital property unless the U.S. Holder holds the common shares in the course of carrying on a business, or acquires the common shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency and the current provisions of the Treaty. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign (including without limitation, any United States) tax considerations.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders are urged to consult with their own tax advisors about the specific tax consequences of acquiring, holding and disposing of common shares.

A U.S. Holder will be liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend paid. However, the Treaty will reduce that withholding tax rate, provided the U.S. Holder is eligible for benefits under the Treaty. Where applicable, the general rate of withholding tax under the Treaty will be 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company, the rate of withholding tax will be reduced to 5%. The Company will be required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit that tax to the Receiver General for Canada on account of the U. S. Holder. Not all persons who are residents of the United States will qualify for benefits under the Treaty. U.S. Holders are advised to consult their own tax advisors in this regard.

A U.S. Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act. Provided that the common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which includes the TSX) at the time of disposition, the common shares will generally not constitute “taxable Canadian property” to a U.S. Holder unless, at any time during the 60-month period immediately preceding the disposition (i) the U.S. Holder, together with persons with whom the U.S. Holder does not deal at “arm’s length” for the purposes of the Tax Act, owned 25% or more of the issued shares of any class of shares of the Company and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or a combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (as such terms are defined in the Tax Act), or options or interests in respect of any such properties.

Provided the common shares are listed at the time of disposition on the TSX or other “recognized stock exchange” (which includes the TSX) for purposes of the Tax Act, a U.S. Holder who disposes of common shares will not be required to satisfy the obligations imposed under Section 116 of the Tax Act and, as such, the purchaser of such shares will not be required to withhold any amount on the purchase price paid and the US Holder will not have to apply to obtain a certificate of compliance related to the disposition of the common shares.

U.S. Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders
For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on an established securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2014. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting
Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report on Form 20-F has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 200 Granville Street, Suite 1150, Vancouver, British Columbia, Canada, V6C 1S4.

I.	Subsidiary Information

Not Applicable.

Item 11	Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31	December 31
	2014	2013

Trade receivables, net of provision –
Currently due	$1,171	$729
Past due by 90 days or less, not impaired	1,249	1,448
Past due by greater than 90 days, not impaired	48	602
	2,468	2,779

Cash	2,526	4,855
Demand deposits	6,113	3,755
Term deposits	10,215	9,460

	$18,854	$20,849

Substantially all of the Company’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily receivables. Management actively monitors the Company’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Company’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2014, trade receivables are recorded net of a recoverability provision of $479,000 (2013 – $485,000).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has no significant exposure at December 31, 2014 or 2013 to interest rate risk through its financial instruments.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Company coordinates this planning and budgeting process with its financing activities through the capital management process. The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31	December 31
	2014	2013

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$2,375	$2,220
In later than 90 days, not later than one year	-	-

	$2,375	$2,220

Under the agreement with Silver Wheaton, as of December 31, 2016, if mining operations remain suspended or the 400 tonne per day throughput test has not yet been completed, the Company may be required to refund an amount to Silver Wheaton depending on the extent to which it has achieved such test, the maximum amount of which refund would be US$9,750,000.

Price Risk

Under the terms of the off-take agreements by which the Bellekeno mine concentrates were sold, pricing was based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate. The Company is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Company’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

Currency Risk

Substantially all of the Company’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, when commercial production commenced at the Bellekeno mine, the Company’s exposure to US dollar currency risk significantly increased as sales of concentrate were effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Company’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Company is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31	December 31
	2014	2013

Cash and demand deposits	$6,340	$3,027
Accounts and other receivable	1,354	1,129
Accounts payable and accrued liabilities	(421)	(512)

Net exposure	$7,273	$3,644

Based on the above net exposure at December 31, 2014, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $727,000 decrease or increase respectively in both net and comprehensive loss (2013 – $364,000). The Company has not employed any currency hedging programs during the current period.

Item 12.	Description of Securities Other than Equity Securities

A. – C.

Not Applicable.

D.	American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E.	Use of Proceeds

Not Applicable.

Item 15	Controls and Procedures

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s audit committee and management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of December 31, 2014. Based on their evaluation, the Company’s Chief Executive Officer (the “CEO”) have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2014.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2014. In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2014. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors. PricewaterhouseCoopers LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014, and their report is included with the Company’s consolidated financial statements.

D.	Changes in Internal Control Over Financial Reporting

There has been no change in Alexco’s internal control over financial reporting during Alexco’s fiscal year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, Alexco’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Krepiakevich qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide) and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

Item 16B	Code of Ethics

The Company maintains a written Code of Business Conduct and Ethics (the “Code”), compliance with which is mandatory for all directors, officers and employees. Included within the Code is a requirement that all directors, officers and employees comply with all laws and governmental regulations applicable to Alexco’s activities, including but not limited to maintaining a safe and healthy work environment, promoting a workplace that is free from discrimination or harassment and conducting all activities in full compliance with all applicable environmental laws. All directors, officers and employees are required to certify in writing their acknowledgement of and compliance with the Code, at the time of hiring and at least annually thereafter. A senior executive of the Company is formally appointed the role of Company Ethics Officer, responsible for ensuring adherence to the Code, investigating any reported violations, and ensuring appropriate responses, including corrective action and preventative measures, are taken when required.

A copy of the Code in full text is available on the Company’s website at www.alexcoresource.com and in print to any shareholder who requests it. All required substantive amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Item 16C	Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Company and have acted as the Company’s independent auditor for the years ended December 31, 2014, 2013 and 2012. The chart below sets forth the total amount billed the Company by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
December 31, 2014	$288,500	$64,075	$Nil	$Nil
December 31, 2013	$343,400	$84,200	$9,500	$Nil
December 31, 2012	$395,000	$81,000	$Nil	$Nil

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audits of the Company’s consolidated annual financial statements and internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. This category includes but is not limited to fees billed for independent accountant review of the interim financial statements, advisory services associated with the Company’s financial reporting and fees charged for services rendered in connection with registration statements and other securities offering documents.

“Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” include all fees charged by PricewaterhouseCoopers LLP for products or services other than those charged for “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2014. The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. No fees paid to PricewaterhouseCoopers LLP in either of the fiscal years ended December 31, 2014 or 2013 were approved pursuant to the de minimus exception.

Item 16D	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F	Changes in Registrants Certifying Accountant

None.

Item 16G	Corporate Governance

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is set forth on the Company’s website at www.alexcoresource.com.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.alexcoresource.com. Information contained on the Company’s website is not part of this Annual Report on Form 20-F.

A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Company's quorum requirement is set forth in its charter documents under the laws of the Province of British Columbia, Canada. A quorum for a meeting of shareholders of the Company is one person present or represented by proxy.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, as amended and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Item 16H	Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2014, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Part III

Item 17	Financial Statements

See “Item 18 – Financial Statements”.

Item 18	Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

The following Financial Statements pertaining to the Company are filed as part of this Annual Report on Form 20-F:

Item 19	Exhibits

Exhibit Number	Name
1.1	Articles of Incorporation and By-Laws
4.1	Silver Streaming Agreement dated October 2, 2008 between Alexco Resource Corp. and Silver Wheaton Corp. incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished to the Commission on October 15, 2008
4.2	Amendment No. 1 to Silver Streaming Agreement, dated October 20, 2008, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the Commission on October 29, 2008
4.3	Amendment No. 2 to Silver Streaming Agreement, dated December 10, 2008, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the Commission on January 6, 2009
4.4	Amendment No. 3 to Silver Streaming Agreement, dated December 22, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the Commission on December 23, 2009
4.5	Amendment No. 4 to Silver Streaming Agreement, dated March 31, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the Commission on April 8, 2010
4.6	Amendment No. 5 to Silver Streaming Agreement, dated January 15, 2013, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished to the Commission on February 8, 2013
4.7	Amendment No. 6 to Silver Streaming Agreement, dated March 11, 2014,, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the Commission on March 26, 2013
4.8	Amendment No. 7 to Silver Streaming Agreement, dated June 16, 2014, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished to the Commission on June 19, 2014

4.9	Amendment No. 8 to Silver Streaming Agreement, dated October 29, 2014, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the Commission on November 10, 2014
4.10	Management contract for Mr. Nauman dated January 1, 2007
4.11	Amendment to contract for Mr. Nauman dated July 1, 2013
4.12	Management contract for Mr. Thrall dated January 1, 2007
4.13	Amendment to contract for Mr. Thrall dated July 1, 2013
4.14	Management contract for Mr. McOnie dated February 2, 2011
4.15	Management contract for Mr. Clark dated December 15, 2014
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Mineral Claims Information

Alexco Resource Corp.

Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012
(Expressed in Canadian Dollars)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

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

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2014.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“Michael Clark”
(signed)	(signed)

Clynton R. Nauman	Michael Clark
President and Chief Executive Officer	Chief Financial Officer

March 25, 2015

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.
We have completed integrated audits of Alexco Resource Corp.’s December 31, 2014, December 31, 2013 and December 31, 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the three years ended in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Alexco Resource Corp.’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Alexco Resource Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 25, 2015

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(expressed in thousands of Canadian dollars)
	Note	2014	2013
ASSETS

Current Assets
Cash and cash equivalents	6	$8,639	$8,610
Accounts and other receivables	7	3,951	4,929
Restricted cash and deposits	9	1,063	-
Inventories	8	971	5,260
Prepaid expenses and other current assets		503	437
		15,127	19,236
Non-Current Assets
Restricted cash and deposits	9	9,152	9,460
Inventories	8	4,269	-
Long-term investments	10	597	539
Property, plant and equipment	11	17,935	25,810
Mineral properties	12	57,772	75,847
Intangible assets		343	321
Total Assets		$105,195	$131,213

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	14	$2,375	$2,220
Income taxes payable	24	23	21
Environmental services contract loss provision	15	59	1
Deferred revenue	16	1,338	172
Flow-through share premium pending renunciation		-	1,506
		3,795	3,920
Non-Current Liabilities
Environmental services contract loss provision	15	204	112
Deferred revenue	16	479	1,234
Silver streaming interest	17	18,118	18,190
Decommissioning and rehabilitation provision	18	4,151	3,803
Deferred income tax liabilities	24	1,411	2,775

Total Liabilities		28,158	30,034

Shareholders' Equity		77,037	101,179
Total Liabilities and Shareholders' Equity		$105,195	$131,213

COMMITMENTS	31

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
________________________________	_______________________________
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share
and share amounts)	Note	2014	2013	2012

Revenues
Mining operations		$361	$43,114	$76,725
Environmental services		14,925	16,319	7,983
Total revenues		15,286	59,433	84,708
Cost of Sales	21
Mining operations		-	43,143	61,691
Environmental services		10,037	7,470	5,097
Total cost of sales		10,037	50,613	66,788
Gross Profit (Loss)
Mining operations		361	(29)	15,034
Environmental services		4,888	8,849	2,886
Total gross profit		5,249	8,820	17,920

General and administrative expenses	22	8,466	12,471	16,657
Mine site care and maintenance	23	3,130	1,210	-
Foreign exchange losses (gains)		(660)	(182)	324
Write-down of mineral properties	13	25,103	51,840	-
Write-down of property, plant and equipment	13	4,828	3,501	-
Loss on impaired long-term investments	10	-	2,160	-
		40,867	71,000	16,981
Operating (Loss) Income		(35,618)	(62,180)	939
Other Income (Expenses)
Investment income		66	246	748
Finance costs		(42)	(47)	(46)
Gain on sale of mineral property	12	-	-	6,346
Derivative loss	10	(14)	(98)	(8)
(Loss) Income Before Taxes		(35,608)	(62,079)	7,979

Income Tax Provision (Recovery)
Current	24	18	231	449
Deferred	24	(2,854)	(11,860)	4,110

Net (Loss) Income		(32,772)	(50,450)	3,420

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss) Cumulative translation adjustments, net of tax $251, $nil, $nil		(24)	(311)	23
Gain (loss) on long-term investments	10	72	(2,062)	(32)
Recycle loss on impaired long-term investments to statement of loss	10	-	2,160	-
TotalComprehensive(Loss)Income		$(32,724)	$(50,663)	$3,411

(Loss) Earnings Per Share
Basic	25	$(0.50)	$(0.81)	$0.06
Diluted	25	$(0.50)	$(0.81)	$0.06

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars)
	2014	2013	2012

Cash Flows from Operating Activities
Net (loss) income	$(32,772)	$(50,450)	$3,420
Items not affecting cash from operations:
Deferred revenue	411	(570)	30
Depletion of mineral properties	-	15,585	21,239
Environmental services contract loss provision (note 15)	150	(1,653)	(185)
Silver streaming interest amount recognized	(72)	(9,892)	(13,873)
Depreciation of property, plant and equipment	2,906	2,915	2,807
Amortization of intangible assets	43	137	131
Share-based compensation expense	1,038	2,419	2,992
Finance costs, derivative gain and other	(598)	(173)	82
Write-down of inventory	-	886	-
Write-down (sale) of mineral properties	25,103	51,840	(6,346)
Write-down of property, plant and equipment	4,828	3,501	-
Loss on impaired long-term investments	-	2,160	-
Deferred income tax recovery	(2,854)	(11,854)	4,110
	(1,817)	4,851	14,407
Changes in non-cash working capital balances related to operations
Decrease in accounts and other receivables	978	4,868	1,224
Decrease in inventories	20	908	(533)
(Increase) decrease in prepaid expenses and other current assets	(67)	105	(307)
Increase (decrease) in accounts payable and accrued liabilities	161	(7,195)	(825)
Increase (decrease) in income taxes payable	2	(130)	91
	(723)	3,407	14,057
Cash Flows from Investing Activities
Expenditures on mining operations properties	(699)	(9,639)	(18,347)
Expenditures on exploration and evaluation properties	(5,652)	(10,429)	(10,163)
Purchase of property, plant and equipment	(136)	(2,041)	(4,976)
Receipt of proceeds on sale of mineral property	-	-	3,205
Receipt of up-front payment under AEG remediation services agreement	-	-	1,172
Decrease (increase) in restricted cash and deposits	60	(530)	(4,161)
	(6,427)	(22,639)	(33,270)
Cash Flows from Financing Activities
Proceeds from issuance of shares	8,068	7,035	-
Issuance costs	(889)	(552)	-
Proceeds from exercise of shares options	-	140	560
Purchase of RSU settlement shares	-	(1,869)	-
	7,179	4,754	560

Increase (decrease) in Cash and Cash Equivalents	29	(14,478)	(18,653)
Cash and Cash Equivalents - Beginning of Year	8,610	23,088	41,741
Cash and Cash Equivalents - End of Year	8,639	8,610	23,088

SUPPLEMENTAL CASH FLOW INFORMATION (see note 29)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in thousands of Canadian dollars)

							A ccumulated
				Share			Other
	N umber o f			Optio ns	C o ntributed	A ccumulated	C o mprehensive
	Shares	A mo unt	Warrants	and R SU's	Surplus	D eficit	Inco me (Lo ss)	T o tal

BalanceDecember31,2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179
Net loss	-	-	-	-	-	(32,772)	-	(32,772)
Other comprehensive loss	-	-	-	-	-	-	48	48
Equity offering, net of issuance costs (see note 19)	7,015,000	6,102	1,342	-	-	-	-	7,444
Share-based compensation expense recognized	-	-	-	1,138	-	-	-	1,138
Share options forfeited or expired	-	-	-	(3,088)	3,088	-	-	-
Release of RSU settlement shares	148,333	623	-	(623)	-	-	-	-

BalanceDecember31,2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

BalanceDecember31,2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545
Net loss	-	-	-	-	-	(50,450)	-	(50,450)
Other comprehensive loss	-	-	-	-	-	-	(213)	(213)
Equity offering, net of issuance costs (see note 19)	2,100,000	4,442	-	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	-	2,585	-	-	-	2,585
Exercise of share options	45,000	204	-	(65)	-	-	-	139
Share options forfeited or expired	-	-	-	(2,377)	2,377	-	-	-
Release of RSU settlement shares	43,335	164	-	(164)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	-	(1,869)

BalanceDecember31,2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

BalanceDecember31,2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	-	3,420	-	3,420
Other comprehensive loss	-	-	-	-	-	-	(9)	(9)
Share-based compensation expense recognized	-	-	-	3,514	-	-	-	3,514
Exercise of share options	389,834	888	-	(328)	-	-	-	560
Share options forfeited or expired	-	-	-	(625)	625	-	-	-

BalanceDecember31,2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

The accompanying notes are an integral part of these consolidated financial statements

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment. Despite the suspension and resulting lack of cash flow from mining operations, the Corporation believes that based on its current cash position and cash flows generated from its environmental business it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 23, 2015.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (U.S.) Inc. (formerly Alexco Resource U.S. Corp.) (“AEG US”), and Alexco Financial Guaranty Corp. (“AFGC”).

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash, the initial period subject to an interest penalty on redemption is less than 90 days, and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

At each reporting date, exploration and evaluation assets are evaluated and classified as mining operations assets upon completion of technical feasibility and determination of commercial viability.

Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.

Mining Operations Properties

Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives as follows:

Customer relationships	5 years
Rights to provide services and database	4 years
Patents	Over remaining life

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

(h)	Silver Streaming Interest

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

(i)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(j)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Revenue arising from sale of concentrate under the Corporation’s off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. Revenue from the sale of concentrate is recorded net of charges for smelter treatment and refining. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue. All amounts received in respect of payable metals within concentrate are accounted for on a co-product basis and are included in revenue.

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as deferred revenue.

(k)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(l)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(m)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(n)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(o)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than AEG US is the Canadian dollar, while the functional currency of AEG US is the United States dollar. The financial statements of AEG US are translated into the Canadian dollar presentation currency using the current rate method as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(p)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(q)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables

Cash and cash equivalents and accounts and other receivables (other than embedded derivatives) are measured at amortized cost. Where necessary, accounts and other receivables are recorded net of allowances for uncollectible amounts.

Financial Assets at Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable arising from sales of concentrates, are classified as fair value through profit or loss and accordingly are measured at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are measured at amortized cost using the effective interest method.

Available-for-Sale Financial Assets

Investments are designated as available-for-sale and measured at fair value, with unrealized gains and losses recognized in other comprehensive income. If a decline in fair value is significant or prolonged, it is deemed to be other-than-temporary and the loss is recognized in earnings. Available-for-sale investments are recorded as non-current assets unless management intends to dispose of them within twelve months of the balance sheet date.

Financial Liabilities

Financial liabilities include accounts payable and accrued liabilities, and are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset measured at other than fair value, or available for sale financial assets where a decline in fair value has been recognized in other comprehensive income. If such evidence exists, the Corporation recognizes an impairment loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(r)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3 – Inputs for the asset or liability that are unobservable

4.	New and Revised Accounting Standards Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2014, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

•	Amendments to IAS 32, Financial Instruments: Presentation (effective January 1, 2014) clarifies the application of the offsetting rules and requires additional disclosure on financial instruments subject to netting arrangements.
•	IAS 36, Impairment of Assets (effective January 1, 2014) modifies some of the disclosure requirements regarding the recoverable amount of non-financial assets.
•	IFRIC 21, Levies (effective January 1, 2014) provides guidance on when to recognise a liability for a levy imposed by a government, other than those levies within the scope of other standards.
•	IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions.

•	IFRS 8, Operating Segments (effective for annual periods beginning on or after July 1, 2014) requires disclosure of the judgements made by management in aggregating operating segments, and a reconciliation of segment assets to the total assets when segment assets are reported.
•	IFRS 13, Fair Value Measurement (effective for annual periods beginning on or after July 1, 2014) clarifies that the portfolio exception in IFRS 13, which allows fair value measurement of a group of financial assets and liabilities on a net basis, applies to all contracts within the scope of IAS 39 or IFRS 9.
•	IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2014. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

•	IFRS 7, Financial Instruments Disclosures (effective January 1, 2018) requires new disclosures resulting from the amendments to IFRS 9.
•	IFRS 9, Financial Instruments (effective January 1, 2018) introduces new requirements for the classification and measurement of financial assets and liabilities.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue Barter Transactions involving Advertising Services. IFRS 15 establishes a single fivestep model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

5.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.

The most signif• icant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes.

•	Impairment of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

In the preparation of the Corporation’s December 31, 2014 consolidated financial statements, certain indicators of potential impairment were identified, and a review of the carrying amounts of non-current non-financial assets was carried out as a result. See note 13 for details on the significant judgements, estimates and assumptions applied in carrying out this review.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

6.	Cash and Cash Equivalents

	December 31	December 31
	2014	2013

Cash at bank and on hand	$2,526	$4,855
Short-term bank deposits	6,113	3,755

	$8,639	$8,610

7.	Accounts and Other Receivables

	December 31	December 31
	2014	2013

Trade receivables	$2,922	$3,264
Interest and other	1,508	2,150
Less: allowance for doubtful accounts	(479)	(485)

	$3,951	$4,929

8.	Inventories

	December 31	December 31
	2014	2013

Ore in stockpiles	$4,269	$4,269
Materials and supplies	971	991

	$5,240	$5,260

As of December 31, 2014, the Company held ore in stockpiles of $4,269,000 (2013 - $4,269,000). Due to the expected timing of production recommencing, this amount was reclassified as a non-current asset as of December 31, 2014. During the year ended December 31, 2014, the cost of inventories recognized as an expense and included in mining cost of sales was $nil (2013 – $44,714,000; 2012 - $61,351,000), and also included in mining cost of sales were write-downs of lead concentrate inventory totaling $nil (2013 – $886,000; 2012 - $nil)) (see note 21).

9.	Restricted Cash and Deposits

	December 31	December 31
	2014	2013
Security for remediation services agreement	$5,800	$4,992
Security for decommissioning obligations	4,186	4,173
Other	229	295
Restricted cash and deposits	10,215	9,460
Less: Current portion	1,063	-
	$9,152	$9,460

Security for remediation services agreement of $5,800,500 (US$5,000,000) as at December 31, 2014 (2013 – US$5,000,000; 2012 - US$5,000,000 ) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. The current portion of $1,063,000 is the estimated security that will be applied to the environmental consulting and remediation services agreement during 2015.

10.	Long-term Investments

	December 31	December 31
	2014	2013

Common shares	$597	$525
Warrants	-	14

	$597	$539

As of December 31, 2014, Alexco held 75,000 common shares of Till Capital Ltd. (“Till Capital”) (formerly Americas Bullion Royalty Corp., formerly Golden Predator Corp.). The Corporation previously held 37,500 purchase warrants exercisable for a price of $115 per share, which expired on September 25, 2014.

During the year ended December 31, 2014, Alexco recorded a fair value adjustment gain (loss), pre-tax, to the common shares in the amount of $72,000 (2013 – ($2,062,000); 2012 - $(32,000)) to other comprehensive loss. During the second quarter of 2013, Alexco also recorded an impairment charge against the common shares investment in Till Capital in the amount of $1,785,000. That amount plus subsequent fair value adjustment losses, totaling $2,160,000, have been recycled from other comprehensive loss to current loss.

11.	Property, Plant and Equipment

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp,	Processing	and	Improvements
Cost	Buildings	Roads, and	Mill	Equipment	& Other	Total
		Other Site

December 31, 2012	$1,205	$5,867	$26,019	$6,492	$1,245	$40,828
Additions	159	190	241	1,267	49	1,906
Write-downs		(390)	(2,628)	(483)	-	(3,501)

December 31, 2013	1,364	5,667	23,632	7,276	1,294	39,233
Additions	-	-	264	14	11	289
Write-downs		(463)	(3,927)	(438)	-	(4,828)
Disposals	-	-	-	(78)	-	(78)

December 31, 2014	$1,364	$5,204	$19,969	$6,774	$1,305	$34,616

				Heavy
			Ore	Machinery	Leasehold
Accumulated	Land and	Camp, Roads,	Processing	and	Improvements
Depreciation	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2012	$35	$2,251	$3,494	$3,152	$1,036	$9,968
Depreciation	60	665	1,660	1,006	64	3,455

December 31, 2013	95	2,916	5,154	4,158	1,100	13,423
Depreciation	60	597	1,554	1,033	57	3,301
Disposal	-	-	-	(43)	-	(43)

December 31, 2014	$155	$3,513	$6,708	$5,148	$1,157	$16,681

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Net book Value	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2012	$1,170	$3,616	$22,525	$3,340	$209	$30,860

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

December 31, 2014	$1,209	$1,691	$13,261	$1,626	$148	$17,935

During the year ended December 31, 2014, the Corporation recorded total depreciation of property, plant and equipment of $3,301,000 (2013 – $3,455,000; 2012 - $3,480,000), of which $2,906,000 (2013 – $2,915,000; 2012 - $2,632,000) has been charged to income with $nil (2013 – $1,997,000; 2012 - $2,356,000) recorded to mining cost of sales, $307,000 (2013 – $156,000; 2012 - $86,000) recorded in environmental services cost of sales and $2,599,000 (2013 – $762,000; 2012 - $190 000) reflected under general expenses and mine site care and maintenance.

Of the balance, $395,000 (2013 – $448,000; 2012 - $671,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

On December 31, 2014, the Corporation recorded an impairment charge to property, plant and equipment totaling $4,828,000 (2013 - $3,501,000; 2012 - $nil) (see note 13).

12.	Mineral Properties

	December	Expenditures	Depletion	Written	December 31
	31, 2013	Incurred	Recognized	Down	2014

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$278	$-	$(9,844)	$8,149
Lucky Queen	9,084	90	-	(7,250)	1,924
Onek	807	447	-	(999)	255
McQuesten	3,670	20	-	-	3,690
Silver King	6,986	168	-	-	7,154
Flame & Moth	15,002	5,465	-	-	20,467
Bermingham	9,157	560	-	-	9,717
Elsa Tailings	884	-	-	-	884
Other Keno Hill Properties	12,352	-	-	(7,010)	5,342
Other	190	-	-	-	190

Total	$75,847	$7,028	$-	$(25,103)	$57,772

	December	Expenditures	Depletion	Written	December 31
	31, 2012	Incurred	Recognized	Down	2013

Mineral Properties
Keno Hill District Properties –
Bellekeno	$48,002	$3,788	$(13,893)	$(20,182)	$17,715
Lucky Queen	15,871	2,358	-	(9,145)	9,084
Onek	19,120	4,200	-	(22,513)	807
McQuesten	3,650	20	-	-	3,670
Silver King	6,983	3	-	-	6,986
Flame & Moth	11,374	3,628	-	-	15,002
Bermingham	9,003	154	-	-	9,157
Elsa Tailings	858	26	-	-	884
Other Keno Hill Properties	12,170	182	-	-	12,352
Other	190	-	-	-	190

Total	$127,221	$14,359	$(13,893)	$(51,840)	$75,847

	Mining	Exploration and
	Operations	Evaluation
	Properties	Properties	Total

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

December 31, 2012
Cost	$83,103	$79,219	$162,322
Accumulated depletion and write-downs	35,101	-	35,101
Net book value	$48,002	$79,219	$127,221

During the year ended December 31, 2014, the Corporation recognized depletion with respect to Bellekeno totaling $nil (2013 – $13,893,000; 2012 - $20,827,000), of which $nil (2013 – $15,585,000; 2012 - $21,239,000) is included in mining cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period. Depletion for Bellekeno in 2013 and 2012 was based 100% on indicated resources, as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement detailed the basis under which ERDC was retained by the Government of Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. It provided that ERDC share the responsibility for the development of the ultimate closure reclamation plan with the Government of Canada, for which it would receive fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the Subsidiary Agreement, the portion of the annual fee amount so determined which was billable by ERDC in respect of each site reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC would revert to 85% until the Subsidiary Agreement was either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

In July 2013, the Corporation executed an amended and restated Subsidiary Agreement, the ARSA, with the Government of Canada. Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of closure plan development costs than provided for under the Subsidiary Agreement, retroactive to 2009. As a result, included in revenues for AEG for the year ended December 31, 2013 is $1,983,000 in retroactive fees. Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan. Furthermore, with respect to care and maintenance activity during the closure reclamation planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable care and maintenance fees. As a result, included in AEG 2013 cost of sales is an $850,000 reduction in the Corporation’s environmental services contract loss provision.

Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2014 a total of $32,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the pre-existing conditions indemnification and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the ARSA.

(b)	Mining Operations

The Corporation’s mining operations reflect production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations have been suspended in light of a sharply reduced silver price environment. For the year ended December 31, 2014 the Corporation recorded an impairment charge to the Bellekeno, Lucky Queen and Onek mineral properties totaling $18,093,000 (2013 - $51,840,000) (see note 13).

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5% .

(c)	Brewery Creek

Effective September 26, 2012, the Corporation completed the sale of the remainder of its interest in the Brewery Creek property to a third party, Till Capital, for proceeds of $3,205,000 cash plus 7,500,000 common shares of Till Capital and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014, as well as a net smelter return royalty on gold production from Brewery Creek of between 2% and 2.75% . As a result, and including reversal of the decommissioning and rehabilitation provision related to the property, a gain of $6,346,000 was included in net income in 2012.

13.	Impairment

During the years ended December 31, 2014 and 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, metal prices have been volatile and silver has experienced a significant decline through these periods. In 2014 silver prices decreased from a high of $22.05 per ounce to a low of $15.97 per ounce. As a result, at both December 31, 2014 and June 30, 2013, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a cash generating unit (“CGU”) for this purpose. For the purpose of the impairment tests, the Flame & Moth exploration property was combined with the mining operations assets as this is an integral part if the current mine plan.

In carrying out these reviews, the Corporation was required to make significant judgements, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation was also required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples. By their nature, such estimates and assumptions are subject to significant uncertainty.

Recoverable amounts were determined based on estimated fair value less cost of disposal (“FVLCD”). FVLCD for the mining operations CGU was determined based on the net present value of life-of-mine after-tax future cash flows expected to be generated within that unit. Factors were also applied for the expected benefit of potential operating cost optimizations. This estimate of FVLCD is categorized as Level 3 in the fair value hierarchy (see note 3(q)). The projected cash flows are based on the following key assumptions:

•	Total estimated production is over a 5.75 year mine life using all mineral resources that existed at December 31, 2014;
•	Consensus metal prices and consensus foreign exchange rates;
•	US$20,000,000 payment is made to Silver Wheaton under the June 16, 2014 amended silver streaming agreement (see note 17);
•	Average silver grades of 754g/t;
•	Operating costs estimated at $255 per tonne milled;
•	Total development and sustaining costs estimated at approximately $73 million over life of mine; and
•	Discount rate of 8%

Consensus metal and foreign exchange rate estimates for December 31, 2014 are summarized as follows:

	2016	2017	2018	2019	Long-term

Silver prices (US$/oz)	$16.75	$17.50	$18.00	$19.50	$20.00
Gold prices (US$/oz)	$1,225	$1,250	$1,250	$1,290	$1,300
Lead prices (US$/oz)	$1.00	$1.04	$1.05	$0.94	$0.94
Zinc prices (US$/oz)	$1.08	$1.15	$1.18	$1.00	$1.00
Foreign exchange rates (USD/CAD)	$0.85	$0.85	$0.85	$0.85	$0.85

Based on the results of its review, the Corporation recognized an impairment loss at December 31, 2014 totaling $22,921,000 (June 30, 2013 - $55,341,000), attributed as follows:

	Reporting Segment	Impairment Loss	Impairment Loss
		December 31, 2014[1]	June 30, 2013

Mineral properties:
Bellekeno	Mining operations	$9,844	$20,182
Lucky Queen	Mining operations	7,250	9,145
Onek	Mining operations	999	22,513
Total		18,093	51,840

Property, plant and equipment:
Ore processing mill	Mining operations	3,927	2,628
Heavy machinery and equipment	Mining operations	438	483
Camp, roads and other site	Mining operations	463	390
Total		4,828	3,501

Total impairment loss		$22,921	$55,341

1)   Impairment loss was prorated over the mining assets based on book value

The non-current non-financial assets in the mining operations segment were written down to their recoverable amount. Consequently, any significant negative change in the key assumptions made in determining the recoverable amount could result in an additional impairment loss.

For December 31, 2014, sensitivities were carried out on the key assumptions used in the discounted cash flow model. Prior to the impairment charge, the carrying value of the CGU at December 31, 2014 was approximately $60,500,000. The change to the pre-tax impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change

Average metal price	$15,005	$31,362
Average cost per tonne	$7,136	$14,272
Foreign exchange rates	$11,798	$22,523
	1% Change	2% Change
Discount rate applied	$3,495	$6,758

In addition, management conducted a review of its Exploration and evaluation assets, which are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes except the Flame & Moth mineral property. As at December 31, 2014, and pursuant to IFRS 6 Exploration For and Evaluation of Mineral Resources, indicators were identified which suggested the carrying amounts of certain exploration and evaluation assets may exceed their recoverable amount. Included in Other Keno Hill Properties were a number of exploration properties that the Corporation did not have any near-term plans to conduct exploration activities. As a result exploration and evaluation properties were impaired by $7,010,000. As at December 31, 2013 no impairment indicators were identified.

14.	Accounts payable and accrued liabilities

	December 31	December 31
	2014	2013

Trade payables	$1,287	$1,134
Accrued liabilities and other	1,088	1,086

	$2,375	$2,220

15.	Environmental Services Contract Loss Provision

	December 31	December 31
	2014	2013

Balance – beginning of year	$112	$1,767

Increase (reduction) due to changes in loss estimation	35	(743)
Increase (reduction) due to current period loss realization	116	(911)

Balance – end of year	263	113
Less: current portion	(59)	(1)
	$204	$112

As described in note 12(a), ERDC is responsible for carrying out environmental care and maintenance at various sites within the former UKHM mineral rights until acceptance and regulatory approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the original Subsidiary Agreement, the portion of the site-by-site adjusted annual fee determination basis which was billable by ERDC reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities. As a result, an environmental services contract loss provision was previously recognized to reflect aggregate future losses estimated to be realized with respect to such care and maintenance activities.

During the continual review of this contract loss provision estimate and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, at December 31, 2012 management extended the estimated date by which the care and maintenance phase will end to March 2015, which resulted in an increase of $333,000. At December 31, 2013, this estimated date was further extended to August 2018, resulting in an increase of $107,000 in the fourth quarter of 2013.

With the execution of the ARSA (see note 12(a)), the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable fees. As a result, the environmental services contract loss provision was reduced by $850,000 in the third quarter of 2013.

All changes in the contract loss provision are recorded within AEG cost of sales for the period in which they occur.

16.	Deferred Revenue

	December 31	December 31
	2014	2013
Deferred revenue – total	$1,817	$1,406
Less: current portion	(1,338)	(172)
	$479	$1,234

In January, 2012, AEG US, a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, AEG US provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,363,118) was received. The Corporation placed US$5,000,000 (CAD$5,800,500) into escrow in support of this cost performance commitment, which is recorded in restricted cash and deposits.

The up-front payment of US$1,175,000 (CAD$1,363,118) was recorded in deferred revenue and is being recognized in revenue based on the percentage completion of the services under the remediation services agreement.

The remaining deferred revenue amounts relate to the care and maintenance phase under the Subsidiary Agreement (see note 12(a)).

17.	Silver Streaming Interest

	December 31	December 31
	2014	2013
Balance – beginning of year	$18,190	$28,082
Amount recognized in mine site care and maintenance	(72)	(9,892)
Balance – end of year	$18,118	$18,190

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the balance of the amounts advanced is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any advance amounts received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance amounts received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016, extended as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2016 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced to Silver Wheaton, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the “ReCommencement Date”), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation’s existing holdings in the Keno Hill District.

The amendments to the silver streaming interest are subject to the Corporation paying Silver Wheaton US$20 million, with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. The date by which the payment is to be made was set in the original amendment agreement at December 31, 2014, but has been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Effective immediately on signing of the amendment agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015, and that date has also now been extended by agreement of the parties to December 31, 2016. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

18.	Decommissioning and Rehabilitation Provision

	December 31	December 31
	2014	2013

Balance – beginning of year	$3,803	$4,087

Increase (decrease) due to re-estimation	306	(331)
Accretion expense, included in finance costs	42	47

Balance – end of year	$4,151	$3,803

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at December 31, 2014, the Corporation has provided reclamation security totaling $4,173,000 (2013 – $4,173,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $4,780,000 (2013 – $4,780,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2014, the Corporation has used a risk-free discount rate of 2.11% (2013 – 3.0%) and an inflation rate of 2.0% (2013 – 2.0%) .

19.	Shareholders’ Equity

Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 has been attributed to issued common shares, and the remaining $2,205,000 has been attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

In August 2014, the Corporation issued a total of 7,015,000 units at a price of $1.15 per unit in a bought deal financing pursuant to a short form prospectus. Each unit was comprised of one common share and one half of one common share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $1.40 per share at any time until August 21, 2016. The underwriter to the financing received a cash fee of 6.5% of the gross proceeds plus 455,975 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $1.35 per share at any time until August 21, 2016. The net proceeds of the financing were $7,007,000 after the underwriter’s fees, including the fair value of the compensation warrants, and other issuance costs of $364,000. The fair values of the unit warrants and the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.1% per annum, an expected life equal to the term of the warrants, an expected volatility of 75% and no expected dividends. A deferred income tax benefit of $266,000 was recorded on the transaction.

20.	Share-Based Compensation

Incentive Stock Options

At the Corporation’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the stock option plan from a fixed to a rolling plan, under which the aggregate number of common shares issuable on exercise of stock options cannot exceed 9% of the number of common shares issued and outstanding. Generally, stock options granted have a maximum term of five years, vesting one third upon granting, one third after one year and one third after two years and exercise price determined by the directors. The exercise price may not be less than the closing quoted price of the Corporation’s common shares traded through the facilities of the exchange on which the Company’s common shares are listed. As at December 31, 2014, a total of 3,619,830 stock options were outstanding under the plan, and a total of 2,620,370 options remained available for granting.

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.88	752,000	-
Share based compensation expense	-	-	704
Options exercised	-	-	-
Options forfeited or expired	$5.54	(1,167,833)	(3,088)

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share based compensation expense	-	-	1,477
Options exercised	$3.08	(45,000)	(65)
Options forfeited or expired	$4.30	(1,195,832)	(2,377)

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.91	906,750	-
Share based compensation expense	-	-	3,462
Options exercised	$1.55	(389,834)	(328)
Options forfeited or expired	$6.64	(174,582)	(625)

Balance – December 31, 2012	$5.07	4,634,995	$11,061

During the year ended December 31, 2014, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2013 – 1.4; 2012 – 1.3% to 1.5%) per annum, an expected life of options of 4 years (2013 – 4 years; 2012 – 4 years), an expected volatility of 65% based on historical volatility (2013 – 70%; 2012 – 70%), an expected forfeiture rate of 4% (2013 – 4%; 2012 – 9%) and no expected dividends (2013 – nil; 2012 - nil).

Incentive share options outstanding and exercisable at December 31, 2014 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.60	35,000	4.96	$0.60	-	$0.60
$1.65	292,500	1.21	$1.65	292,500	$1.65
$1.94	702,000	4.12	$1.94	234,000	$1.94
$3.45	758,330	2.22	$3.45	758,330	$3.45
$4.16	457,500	3.06	$4.16	305,000	$4.16
$4.46	108,000	0.12	$4.46	108,000	$4.46
$6.92	569,500	2.07	$6.92	569,500	$6.92
$7.10	693,500	3.06	$7.10	693,500	$7.10
$8.13	3,500	3.36	$8.13	3,500	$8.13

	3,619,830	2.72	$4.35	2,964,330	$4.79

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2013 and 2012 was $4.22 and $5.08, respectively.

During the year ended December 31, 2014, the Corporation recorded total share-based compensation expense of $704,000 (2013 – $1,473,000; 2012 - $3,462,000) related to incentive share options, of which $100,000 (2013 – $213,000; 2012 - $558,000) is recorded to mineral properties, $604,000 (2013 – $1,311,000; 2012 - $2,984,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Subsequent to December 31, 2014, a further 1,341,000 incentive stock options have been granted under the Corporation’s incentive stock option plan, another 108,000 have expired unexercised and 345,000 have been forfeited.

Restricted Share Units (“RSUs”)

On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation’s Board of Directors. The RSU plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.

At the Corporation’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the RSU plan whereby RSUs granted subsequent to the date of amendment can be settled in common shares of the Corporation issued from treasury, with the maximum grantable number of such RSUs fixed at 650,000. RSUs granted prior to the date of amendment can be settled only with common shares held by the plan trust and purchased through the open market at the time of granting, and not with shares issued from treasury, and do not reduce the 650,000 RSU fixed limit.

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2013	401,665	$996

RSUs granted	283,860	-
RSUs forfeited	(30,000)	-
Share-based compensation expense recognized	-	434
RSUs vested	(148,333)	(623)

Balance – December 31, 2014	507,192	$807

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share-based compensation expense recognized	-	1,108
RSUs vested	(43,335)	(164)

Balance – December 31, 2013	401,665	$996

Balance – December 31, 2011	-	$-

RSUs granted	130,000	-
Share-based compensation expense recognized	-	52

Balance – December 31, 2012	130,000	$52

A total of 283,860 RSUs were granted in 2014, with total grant-date fair value determined to be $188,200. Included in general and administrative expenses for the year ended December 31, 2014 is share-based compensation expense of $434,000 (2013 – $1,108,000; 2012 - $52,000) related to RSU awards. As at December 31, 2014, the plan trust held 253,332 common shares of the Corporation for future settlement of granted RSUs.

As of December 31, 2014, a total of 283,860 RSUs were granted under the amended RSU plan and a total of 366,140 RSUs remained available for granting.

Subsequent to December 31, 2014, a total of 135,000 RSUs have been granted under the amended RSU plan, with one third vesting one year after the date of granting, one third vesting two years after the date of granting, and the remaining third vesting three years after the date of granting.

21.	Cost of Sales

The Corporation recorded cost of sales for the years ended December 31, 2014, 2013 and 2012 as follows:

	2014	2013	2012

Mining operations –
Inventoried costs –
Direct production costs	$-	$26,879	$37,758
Depreciation, depletion and share-based compensation	-	17,835	23,993
Inventory write-down	-	886	-
Subsidiary Agreement royalty cost	-	109	-
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	-	7,326	14,213
Silver streaming interest amount recognized	-	(9,892)	(13,873)
	-	43,143	61,691

Environmental services –
Direct service costs	9,730	7,314	5,011
Depreciation	307	156	86
	10,037	7,470	5,097

	$10,037	$50,613	$66,788

22.	General and Administrative Expenses

The Corporation recorded general and administrative expenses for the years ended December 31, 2014, 2013 and 2012 as follows:

	2014	2013	2012

General and administrative expenses
Depreciation	$113	$119	$190
Amortization of intangible assets	43	114	146
Business development and investor relations	570	628	724
Office, operating and non-operating overheads	1,624	2,506	4,899
Professional	685	1,085	1,418
Regulatory	185	193	257
Salaries and contractors	4,029	5,316	6,113
Share-based compensation	986	2,060	2,438
Travel	231	450	472

	$8,466	$12,471	$16,657

23.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2014, 2013 and 2012 as follows:

	2014	2013	2012

Mine site care and maintenance
Depreciation	$2,486	$643	$-
Office, operating and non-operating overheads	530	260	-
Professional	9	11	-
Salaries and contractors	79	224	-
Share-based compensation	23	45	-
Travel	3	27	-

	$3,130	$1,210	$-

24.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2014, 2013 and 2012 are as follows:

(a)	The provision for income taxes consists of:

	2014	2013	2012

Current
Income tax	$-	$-	$-
Yukon mineral tax	-	220	448
US income tax	18	11	1

Total current tax provision	18	231	449

Deferred
Income tax	(2,614)	(10,830)	3,571
Yukon mineral tax	(240)	(1,030)	539

Total deferred tax provision (recovery)	(2,854)	(11,860)	4,110

Total income tax provision (recovery)	$(2,836)	$(11,629)	$4,559

(b)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2014	2013	2012

Accounting income (loss) before taxes	$(35,608)	$(62,079)	$7,979
Federal and provincial income tax rate of 26.00% (2013 – 25.75%)	(9,258)	(15,960)	1,995

Non-deductible permanent differences	16	464	937
Differences in foreign exchange rates	(6)	(90)	(45)
Effect of difference in tax rates	(1,419)	(2,544)	336
Change in benefits not recognized	8,035	7,411	280
Yukon mineral tax	(243)	(804)	846
Change in estimate	36	(105)	189
Other	3	(1)	21
	6,422	4,331	2,564

Provision for (recovery of) income taxes	$(2,836)	$(11,629)	4,559

During the year, the Canadian statutory tax rate increased to 26.00% due to legislated provincial tax rate changes.

(c)

The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral	Inventory	Property,	Yukon	Other	Total
	Property		Plant and	Mining
	Interest		Equipment	Tax

December 31, 2012	$(17,757)	$(671)	$(4,843)	$(1,272)	$(895)	$(25,438)
Credited (charged) to the income statement	7,240	545	2,903	1,028	632	12,348
Charged directly to equity	-	-	-	-	-	-

December 31, 2013	$(10,517)	$(126)	$(1,940)	$(244)	$(263)	$(13,090)
Credited (charged) to the income statement	(1,598)	-	(381)	244	(111)	(1,846)
Charged directly to equity	-	-	-	-	-	-
Charged (credited) to OCI	-	-	-	-	36	36

December 31, 2014	$(12,115)	$(126)	$(2,321)	$-	$(338)	$(14,900)

Deferred tax assets	Mineral	Loss	Property,	Decommissioning	Other	Total
	Property	Carry	Plant and	and rehabilitation
	Interest	Forward	Equipment	provision

December 31, 2012	$3,621	$4,849	$451	$1,157	$1,265	$11,343
Credited (charged) to the income statement	(1,121)	552	(6)	(16)	(602)	(1,193)
Charged directly to equity	-	-	-	-	165	165

December 31, 2013	$2,500	$5,401	$445	$1,141	$828	$10,315
Credited (charged) to the income statement	2,721	451	(13)	80	(331)	2,908
Charged directly to equity	-	-	-	-	266	266

December 31, 2014	$5,221	$5,852	$432	$1,221	$763	$13,489

Net deferred tax liabilities

December 31, 2013	$(2,775)
Credited (charged) to the income statement	1,349
Charged directly to equity	266
Charged (credited) to OCI	(251)
December 31, 2014	$(1,411)

(d)

At December 31, 2014, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. However, these tax attributes relate to capital items in nature which can only be offset capital gain or relate to subsidiaries that have a history of losses; therefore may not be used to offset taxable income.

Unused non-capital losses	$13,340
Mineral property interest	35,586
Other	10,735

$59,661

As at December 31, 2014, the Corporation has available non-capital losses for income tax purposes in Canada and the US which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2028	-	333	333
2029	-	850	850
2030	-	1,024	1,024
2031	-	834	834
2032	303	60	363
2033	2,228	-	2,228
2034	7,708	-	7,708

	$10,239	$3,101	$13,340

25.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Numerator
Net loss for the year	$(32,772)	$(50,450)	$3,420

Denominator
For basic – weighted average number of shares outstanding	65,100,203	61,968,376	60,256,688
Effect of dilutive securities – incentive share options	-	-	800,174
For diluted – adjusted weighted average number of shares outstanding	65,100,203	61,968,376	61,056,862

Loss Per Share
Basic	$(0.50)	$(0.81)	$0.06
Diluted	$(0.50)	$(0.81)	$0.06

Incentive stock options to acquire 3,585,000 shares (2013 – 3,743,000) were outstanding at December 31, 2014 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive given the Corporation recorded a net loss in that year. Incentive stock options to acquire 2,154,000 shares were outstanding at December 31, 2012 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive given their exercise price was greater than the average market price of the Corporation's shares over that year.

26.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value
	Hierarchy
	Classification	2014	2013
Loans and receivables – Cash and cash equivalents	Level 1	$8,639	$8,610
Accounts receivable other than those arising from sales of concentrates	Level 2	3,951	4,873
		12,590	13,483

Fair value through profit or loss – Accounts receivable arising from sales of concentrates	Level 2	-	56
Long-term investment in warrants	Level 2	-	14
		-	70

Held to maturity investments – Restricted cash and deposits – Term deposits	Level 2	10,215	9,460

Available for sale – Long-term investment in common shares	Level 1	597	525

Financial liabilities – Accounts payable and accrued liabilities	Level 2	(2,375)	(2,220)

		$21,027	$21,318

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Accounts receivable arising from sales of concentrates includes exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition. Measurement of such exposure is based on estimated prices for contained payable metal on which final settlement will be determined, with such estimates based on quoted forward prices.

All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 27.

Price Risk

Under the terms of the off-take agreements by which the Bellekeno mine concentrates were sold, pricing was based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate. The Corporation is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, when commercial production commenced at the Bellekeno mine, the Corporation’s exposure to US dollar currency risk significantly increased as sales of concentrate were effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31	December 31
	2014	2013

Cash and demand deposits	$6,340	$3,027
Accounts and other receivable	1,354	1,129
Accounts payable and accrued liabilities	(421)	(512)

Net exposure	$7,273	$3,644

Based on the above net exposure at December 31, 2014, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $727,000 decrease or increase respectively in both net and comprehensive loss (2013 – $364,000). The Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at December 31, 2014 or 2013 to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31	December 31
	2014	2013

Trade receivables, net of provision –
Currently due	$1,171	$729
Past due by 90 days or less, not impaired	1,224	1,448
Past due by greater than 90 days, not impaired	48	602
	2,443	2,779

Cash	2,526	4,855
Demand deposits	6,113	3,755
Term deposits	10,215	9,460

	$21,322	$20,849

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2014, trade receivables are recorded net of a recoverability provision of $479,000 (2013 – $485,000).

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 1. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31	December 31
	2014	2013

Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	$2,375	$2,220
In later than 90 days, not later than one year	-	-
	$2,375	$2,220

27.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2014 remains fundamentally unchanged from the year ended December 31, 2013.

28.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended December 31, 2014 and 2013 is summarized as follows:

	2014	2013

Operating Cash Flows Arising From Interest and Taxes
Interest received	$111	$265
Interest paid	$-	$-
Income taxes paid	$-	$(361)

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$100	$213
Capitalization of depreciation to mineral properties	$395	$448
Capitalization of re-estimation of decommissioning and rehabilitation provision	$115	$(164)
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$-	$2,963
Exploration and evaluation properties	$(2)	$3,210
Property, plant and equipment	$8	$4
Prepaid expenses and other current assets	$-	$-

29.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2014, 2013 and 2012, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013). The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

As at and for the year ended	Environmental	Mining
December 31, 2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$9,182	$-	$-	$-	$9,182
Non-Canadian	5,743	361	-	-	6,104
Intersegment	3,595	-	-	-	3,595
Total segment revenues	18,520	361	-	-	18,881
Intersegment revenues eliminated on consolidation	(3,595)	-	-	-	(3,595)
Total revenues as reported	14,925	361	-	-	15,286

Cost of sales	10,037	-	-	-	10,037
Depreciation and amortization	68	-	-	89	157
Share-based compensation	244	-	-	742	986
Other G&A expenses	3,168	86	-	4,069	7,323
Other mine site care and maintenance	-	3,130	-	-	3,130
Foreign exchange gain	(323)	436	-	(773)	(660)
Investment income	(1)	-	-	(65)	(66)
Finance costs	-	42	-	-	42
Derivative loss	-	-	-	14	14
Write-down of mineral properties		18,093	7,010		25,103
Write-down of property, plant and equipment		1,212	3,616		4,828

Segment income (loss) before taxes	$1,732	$(22,638)	$(10,626)	$(4,076)	$(35,608)

Total assets	$11,609	$21,612	$63,503	$8,471	$105,195

As at and for the year ended	Environmental	Mining
December 31, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$10,516	$-	$-	$-	$10,516
Non-Canadian	5,803	43,114	-	-	48,917
Intersegment	2,734	-	-	-	2,734
Total segment revenues	19,053	43,114	-	-	62,167
Intersegment revenues eliminated on consolidation	(2,734)	-	-	-	(2,734)
Total revenues as reported	16,319	43,114	-	-	59,433

Cost of sales	7,470	43,143	-	-	50,613
Depreciation and amortization	141	-	-	735	876
Share-based compensation	393	464	-	1,203	2,060
Other G&A expenses	3,187	2,550	-	5,008	10,745
Foreign exchange gain	3	(254)	-	69	(182)
Investment income	(5)	1	-	(242)	(246)
Finance costs	-	47	-	-	47
Derivative loss	-	-	-	98	98
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Loss on impaired long term
investments	-	-	-	2,160	2,160

Segment income (loss) before taxes	$5,130	$(58,178)	$-	$(9,031)	$(62,079)

Total assets	$12,940	$37,417	$72,494	$8,362	$131,213

As at and for the year ended	Environmental	Mining
December 31, 2012	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,298	$-	$-	$-	$5,298
Non-Canadian	2,685	76,725	-	-	79,410
Intersegment	4,011	-	-	-	4,011
Total segment revenues	11,994	76,725	-	-	88,719
Intersegment revenues eliminated on consolidation	(4,011)	-	-	-	(4,011)
Total revenues as reported	7,983	76,725	-	-	84,708

Cost of sales	5,097	61,691	-	-	66,788
Depreciation and amortization	207	-	-	129	336
Share-based compensation	652	352	-	1,434	2,438
Other G&A expenses	2,906	1,717	-	9,258	13,881
Foreign exchange gain	138	27	-	159	324
Investment income	(9)	-	-	(739)	(748)
Finance costs	-	46	-	-	46
Gain on sale of mineral property	-	-	-	(6,344)	(6,344)
Derivative loss	57	-	(55)	6	8

Segment income (loss) before taxes	$(1,065)	$12,892	$55	$(3,903)	$7,979

Total assets	$12,305	$87,483	$84,405	$28,107	$212,300

For the 12 month periods ended December 31, 2014, 2013 and 2012, revenue from mining operations was derived as follows from payable metals contained in concentrate:

	2014	2013	2012

Silver	$243	$34,668	$63,731
Lead	(18)	10,926	16,275
Zinc	(3)	2,822	4,256
Gold	162	525	509
	384	48,941	84,771

Smelter treatment and refining charges	(23)	(5,827)	(8,046)

Reported mining operations revenue	$361	$43,114	$76,725

30.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(b)	Key Management Personnel Compensation

	2014	2013	2012

Salaries and other short-term benefits	$1,919	$2,150	$4,038
Termination benefits	-	-	714
Share-based compensation	830	1,923	1,738

	$2,749	$4,073	$6,490

Key management includes the Corporation’s Board of Directors and members of senior management.

31.	Commitments

As at December 31, 2014, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2015	487
2016	81
2017	60

$628

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $200,000.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated: April 23, 2015	ALEXCO RESOURCE CORP.

By: /s/ Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer
(Principal Executive Officer)