Form 20-F
period 2015-12-31
ALEXCO RESOURCE CORP
filed 2016-04-22
CIK 1364128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2015
OR
 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
 (Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
 Vancouver, British Columbia, Canada V7X 1M9
(Address of principal executive offices)

Michael Clark, CFO
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, Canada V7X 1M9
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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2015, 77,346,022 common shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐Accelerated filer ☐Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐       International Financial Reporting Standards as issued ☒   Other  ☐
by the International Accounting Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

INTRODUCTION

In this Annual Report on Form 20-F, except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "Alexco" refers to Alexco Resource Corp. and its consolidated subsidiaries, as applicable.

CURRENCY

Unless we otherwise indicate in this Annual Report on Form 20-F, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, "forward-looking statements") concerning the Company's business plans, including but not limited to anticipated results and developments in the Company's operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this Form 20-F.  Forward-looking statements may include, but are not limited to, statements with respect to the amendments to the Silver Streaming Agreement with Silver Wheaton Corp. ("Silver Wheaton") and its impact on the Company, the potential payment of US$20 million by Alexco to Silver Wheaton and  the resulting effect on pricing and other terms of the Silver Streaming Agreement, additional capital requirements to finance the capacity related refund under the Silver Streaming Agreement with Silver Wheaton, additional capital requirements to fund further exploration and development work on the Company's properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements".
While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to a lack of cash flow sufficient to sustain operations;
•	risks related to the Company's need for further capitalization in order to maintain commercial viability
•	risks related to being in default of the Silver Streaming Agreement with Silver Wheaton;
•	risks related to the Company's potential inability to re-start mining operations at the Bellekeno Deposit;
•	risks related to operating in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company's operations;
•	risks related to the Company's estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated;
•	risks related to the uncertainty of the mineral deposits contained in Keno Hill District being economically recoverable;

•	risks related to failing to achieve production and capital and operating cost estimates or material increases in costs, which could have an adverse impact on the Company's future cash flows, profitability, results of operations and financial condition;
•	risks related to employee recruitment and retention problems, which could negatively impact the operations of the Company;
•	risks related to environmental and regulatory requirements which could cause a restriction or suspension of Company operations;
•	risks related to market forces outside of the Company's control which could negatively impact the Company's operations;
•	risks related to the loss of title and ownership of its properties which would have a negative effect on the Company's operations and valuation;
•	risks related to the inherently dangerous activities of mining exploration, development and production;
•	risks related to the Company failing to maintain insurance, which could negatively impact future profitability;
•	risks related to the natural resource industry being highly competitive, which could restrict the Company's growth;
•	risks related to a potential shortage in equipment and supplies;
•	risks related to the volatility of silver and other metal prices;
•	risks related to land reclamation requirements;
•	risks related to legislation regarding climate change;
•	risks related to the environmental services business associated with the Company being highly dependent upon key customers and employees;
•	risks related to the Company's plans to raise additional funds, which would likely substantially dilute the interest of the Company's shareholders;
•	risks related to general economic conditions that may adversely affect the Company's growth and profitability;
•	risks related to certain of the Company's directors and officers being involved with other natural resource companies, which may create conflicts of interest;
•	risks related to the Company intending not to pay dividends;
•	risks related to failure to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act;
•	risks related to the market for the Company's common shares, which has been subject to volume and price volatility;
•	risks related to the differences in United States and Canadian reporting of reserves and resources;
•	risks related to U.S. investors not being able to enforce their civil liabilities against the Company or its directors, controlling persons and officers; and
•	risks related to the Company's classification as "foreign private issuer" and exemption from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

The above list is not exhaustive of the factors that may affect our forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading "Item 3. Key Information – D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects" below in this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law.  Investors are cautioned against attributing undue certainty to forward-looking statement.

The Company qualifies all the forward-looking statements contained in this Annual Report on Form 20-F by the foregoing cautionary statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

As used in this Annual Report on Form 20-F, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the SEC's Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act").  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.
In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Guide 7 standards as in place tonnage and grade without reference to unit measures.
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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION
The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars.  For the years ended December 31, 2015, 2014 and 2013, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

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

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this Form 20-F are mining terms defined under CIM standards and used in accordance with NI 43-101.  Mineral Reserves, Proven Mineral Reserves and Probable Mineral Reserves presented under CIM standards may not conform with the definitions of "reserves" or "proven reserves" or "probable reserves" under SEC Industry Guide 7.  See "Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates".

Mineral Reserves under CIM standards are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors.  Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.  The term 'Mineral Reserve' needs not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.

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

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this Form 20-F are mining terms defined under CIM standards and used in accordance with NI 43-101.  They are not defined terms under SEC Industry Guide 7.  See "Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates".
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

Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ore	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.
Ounce or oz	A troy ounce or twenty penny weights or 480 grains or 31.103 grams.
Outcrop	An exposure of bedrock at the surface.
Pb	Lead.

Quartz	A mineral composed of silicon dioxide.
Strike	Direction or trend of a geologic structure as it intersects the horizontal.
Ton	Also referred to as "short ton", a United States unit of weight equivalent to 2000 pounds.
Tonne	A metric unit of weight equivalent to volume multiplied by specific gravity; equivalent to 1.102 tons or 1,000 kilograms (2,204.6 pounds).
Vein	Thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.
Zn	Zinc.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data and the information in the following table of the Company as at and for the years ended December 31, 2015, 2014, and 2013, 2012 and the six month transitional year ended December 31, 2011 were derived from the audited consolidated financial statements of the Company.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider.  This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled "Item 3D. Key Information –Risk Factors" and ''Item 5 — Operating and Financial Review and Prospects.''

(expressed in thousands of dollars, except per share amounts)	As at and for the year ended December 31, 2015	As at and for the year ended December 31, 2014	As at and for the year ended December 31, 2013	As at and for the year ended December 31, 2012	As at and for the six month transitional year ended December 31, 2011
Revenue from mining operations	-	361	43,114	76,725	38,639
Gross profit (loss) from mining operations	-	361	(29)	15,034	9,869
Revenue from environmental services	14,662	14,925	16,319	7,983	3,876
Gross profit from environmental services	3,251	4,888	8,849	2,886	279
Revenue from all operations	14,662	15,286	59,433	84,708	42,515
Gross profit from all operations	3,251	5,249	8,820	17,920	10,148
Net income (loss)	(5,509)	(32,772)	(50,450)	3,420	1,723
Earnings (loss) per share –
Basic	($0.08)	($0.50)	($0.81)	$0.06	$0.03
Diluted	($0.08)	($0.50)	($0.81)	$0.06	$0.03
Total assets	102,542	105,195	131,213	212,300	210,668
Total long-term liabilities	24,496	24,363	26,114	49,355	57,997
Net assets	75,033	77,037	101,179	146,545	139,060
Capital stock	168,585	164,708	157,983	155,042	154,154
Dividends declared	Nil	Nil	Nil	Nil	Nil

Non-IFRS Measures
Adjusted Loss
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

These adjusted loss measures are reconciled to financial statement loss measures for the years ending December 31, 2015, 2014 and 2013 as follows (dollar amounts in thousands, and denominated in Canadian dollars), with adjusted loss per share calculated using the same weighted average number of shares outstanding as used for the financial statement measure:

	2015	2014	2013

Loss before taxes	$(6,616)	$(35,608)	$(62,079)
Subtract:
Write-down of mineral properties	-	25,103	51,840
Write-down of property, plant and equipment	-	4,828	3,501
Write-down of long-term investments	-	-	1,785

Adjusted loss before taxes	(6,616)	(5,677)	(4,953)

Net recovery of income taxes, excluding deferred tax effect of above-noted write-downs	1,107	314	640

Adjusted net loss	$(5,509)	$(5,363)	$(4,313)

Adjusted loss per share (basic and diluted)	$(0.08)	$(0.08)	$(0.07)

Exchange Rates

The following tables set out the exchange rates for one United States dollar ("US$") expressed in terms of Canadian dollars ("Cdn$") for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the years 2011 to 2015 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months October 2015 to April 2016.
The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of one United States Dollar equal to Canadian dollars.
	2016 (to Apr 20)	2015	2014	2013	2012	2011
High for period	1.4589	1.3990	1.1643	1.0697	1.0418	1.0604
Low for period	1.2627	1.1728	1.0614	0.9839	0.9710	0.9449
End of period	1.2627	1.3840	1.1601	1.0636	0.9949	1.0170
Average for period	1.3581	1.2787	1.1045	1.0299	0.9996	0.9891
The following table sets forth, for each period indicated, the high and low exchange rates for one United States dollar expressed in Canadian dollars on the last day of each month during such period, based on the noon buying rate.
	October	November	December	January	February	March
	2015	2015	2015	2016	2016	2016
High	1.3242	1.3360	1.3990	1.4589	1.4040	1.3468
Low	1.2904	1.3095	1.3360	1.3969	1.3523	1.2962

Exchange rates are based on the Bank of Canada nominal noon exchange rates.  The nominal noon exchange rate on April 20, 2016 as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars was US$1.00 = Cdn$1.2627.

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

The activities of the Company are subject to the high risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties.  The following risk factors, which are not exhaustive, could materially affect the Company's business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.  These risks include but are not limited to the following:

Financing Risks

The Company has a lack of cash flow sufficient to sustain operations and may not begin receiving operating revenue in the foreseeable future.

The Company has not yet consistently achieved positive operating cash flow, and there are no assurances that the Company will not experience negative cash flow from operations in the future.  The Company has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects.  Such future losses could have an adverse effect on the market price of the Company's common shares, which could cause investors to lose part or all of their investment (see Note 1 in the Company financial statements for the year ended December 31, 2015 and 2014).
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
Risks Related to the Company's Mining Business

The Company is at risk of not completing the completion test and exposed to capacity related refund in 2017 under the Silver Streaming Agreement with Silver Wheaton.
The June 16, 2014 amendments under the Silver Streaming Agreement with Silver Wheaton (other than an extension of the 400 tonne per day mine and mill completion test date and certain subscription rights of Silver Wheaton to participate in financings) are subject to the Company making a US$20 million payment to Silver Wheaton by December 31, 2016.  The Company would need to raise additional capital to finance this payment.  There is no guarantee that the Company will be able to raise such additional capital.  In the event that the Company cannot raise such additional capital, such amendments will not take effect.  Without making the US$20 million payment to Silver Wheaton, to satisfy the completion test, the Company would need to recommence operations on the Keno Hill District property and operate the mine and mill at 400 tonnes per day on or before December 31, 2017.  If the completion test is not satisfied by December 31, 2017, the Company would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million.  The Company will need to raise additional capital to finance the capacity related refund and there is no guarantee that the Company will be able to raise such additional capital.  In the event that the Company cannot raise such additional capital, the Company will be in default under the terms of the Silver Streaming Agreement.

The Company may not be able to re-start mining operations at the Bellekeno Deposit.
Mining operations at the Company's Bellekeno deposit were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013.  Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver and other commodity markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.  There is no guarantee that these factors will be achieved and mining operations will re-start.
The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company's operations.
Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  With respect to the Company's properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations.  Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products.  The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense.  This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.
The ability of the Company to sell, and profit from the sale of any eventual production from any of the Company's properties will be subject to the prevailing conditions in the marketplace at the time of sale.  Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long term viability of the Company and its operations.
Figures for the Company's resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
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
Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital.  The Company's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Company's mineralization uneconomic and result in reduced reported mineral resources.

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
Failure to achieve production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.
Decisions by the Company to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs.  Until completely mined and processed, no assurance can be given that such estimates will be achieved.  Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.  The Company's actual production and capital and operating costs may vary from estimates for a variety of reasons, including:  actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labor shortages or strikes.  Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labor costs, commodity costs, general inflationary pressures and currency rates.  In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.  See also "The Company may not be able to re-start mining operations at the Bellekeno Deposit" above.
The Company may face employee recruitment and retention problems, which could negatively impact the operations of the Company.
Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole.  During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called "generational gap" within the industry.  Since the mid-2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn.  Additional exacerbating factors specific to the Company include the fact that the Company's Keno Hill District is a fly-in/fly-out operation.  The Company has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012.  There can be no assurance that such challenges won't continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration.  Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.
The Company is subject to substantial environmental and regulatory requirements which could cause a restriction or suspension of Company operations.
 The current or future operations of the Company, including development activities, commencement of production on its properties and activities associated with the Company's mine reclamation and remediation business, require permits or licences from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits.  There can be no assurance that all permits and permit modifications which the Company may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Company might undertake, including but not limited to the Bellekeno mine project.

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
Mineral operations are subject to market forces outside of the Company's control which could negatively impact the Company's operations.
The potential profitability of mineral properties is dependent upon many factors beyond the Company's control.  For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments.  Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property.  Profitability also depends on the costs of operations, including costs of labor, materials, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project.  These changes and events may materially affect the financial performance of the Company.
The Company has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company's operations and valuation.
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
The Company's mineral properties could be subject to the rights and title of First Nations which would have a negative effect on the Company's operations and valuation.
The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities.  There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Company's projects.  These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

The Company's operations are subject to the inherent risk associated with mineral exploration, development and production activities.
Mineral exploration development and production activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land-slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration, development and production programs. Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The occurrence of such risks could cause significant delays or cancelation in the conduct of the Company's activities which could negatively impact profitability.
The Company's operations contain significant uninsured risks which could negatively impact future profitability.
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
The natural resource industry is highly competitive, which could restrict the Company's growth.
Significant and increasing competition exists for mining opportunities internationally.  There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Company's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.
A shortage of equipment and supplies could adversely affect the Company's ability to operate its business.

The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations.  The shortage of such supplies, equipment and parts could have a material adverse effect on the Company's ability to carry out its operations and therefore limit or increase the cost of potential future production.

Changes in the market price of silver and other metals, which in the past has fluctuated widely, would affect the future profitability of the Company's planned operations and financial condition.

The Company's long-term viability and future profitability depend, in large part, upon the market price of silver and other metals and minerals from potential future production from its mineral properties.  The market price of silver is volatile and is impacted by numerous factors beyond the Company's control, including:

▪	expectations with respect to the rate of inflation;
▪	the relative strength of the U.S. dollar and certain other currencies;
▪	interest rates;
▪	global or regional political or economic conditions;
▪	supply and demand for jewelry and industrial products containing metals;
▪	sales by central banks and other holders, speculators and producers of silver other metals in response to any of the above factors; and
▪	any executive order curtailing the production or sale of silver.

The Company cannot predict the effect of these factors on metal prices.  A decrease in the market price of silver and other metals could affect the commercial viability of the Company's properties and its anticipated development of such properties in the future.  Lower silver and other commodity prices could also adversely affect the Company's ability to finance exploration and development of its properties.

Land reclamation requirements for the Company's properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

▪	control dispersion of potentially deleterious effluents;
▪	treat ground and surface water to drinking water standards; and
▪	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with its potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs.  If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company's business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change.  Legislation and increased regulation regarding climate change could impose significant costs on the Company, and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.  Any adopted future climate change regulations could also negatively impact the Company's ability to compete with companies situated in areas not subject to such limitations.  Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete.  Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in its industry could harm its reputation.  The potential physical impacts of climate change on the Company's operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates.  These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.  These impacts may adversely impact the cost, potential production and financial performance of the Company's operations.

Risks Related to the Company's Environmental Services Business
The environmental services business associated with the Company is highly dependent upon key customers and employees, the loss of either could have a significant detrimental effect of the Company.
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
Two of AEG's customers accounted for 32.3% and 17.4%, respectively, of environmental services revenues in the 2015 fiscal year.  The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on the Company's environmental services business.
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

The Company may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and the Company's failure to do so may result in a loss of its market share.  Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Company to change the way it conducts its business.
AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace.  The loss of any such employees could significantly affect AEG's ability to service existing clients, its profitability and its ability to grow its business.
The Company's environmental services business could be disrupted by adverse weather conditions, which could negatively affect revenue derived from that segment of the Company's business.
The Company's environmental services business is dependent upon certain weather conditions at the sites where its customer's operate and require services. Adverse weather conditions could inhibit the Company from performing its services or decrease the demand for such services from the Company's environmental services client base.  Such adverse weather conditions could disrupt the Company's environmental services business and/or reduce demand for the Company's services which could reduce revenue.
Risks Relating to an Investment in the Common Shares of the Company

The Company plans on raising additional funds, which would likely substantially dilute the interest of the Company's shareholders.

The Company expects to require additional funds to finance its growth and development strategy.  In particular, the Company will require additional funds to satisfy its obligations under the amendments to the Silver Streaming Agreement with Silver Wheaton.  If the Company elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Company's shareholders.  The Company may also issue additional securities in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Company.
General economic conditions may adversely affect the Company's growth and profitability.
The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility.  Many industries, including the mining industry, are impacted by these market conditions.  Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity.  If the current turmoil and volatility levels continue they may adversely affect the Company's growth and profitability.  Specifically:
•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Company's overall liquidity;
•	the volatility of silver and other commodity prices would impact the Company's revenues, profits, losses and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company's operating costs; and
•	the devaluation and volatility of global stock markets could impact the valuation of the Company's equity and other securities.
These factors could have a material adverse effect on Alexco's financial condition and results of operations.

Certain of the Company's directors and officers are involved with other natural resource companies, which may create conflicts of interest.
Some of the Company's directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions.
The Company does not intend to pay dividends.
The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor's return on investment will be solely determined by his or her ability to sell common shares in the secondary market.
The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.
Section 404 of the Sarbanes-Oxley Act ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting.  The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX.  The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price or the market value of its securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.  Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations.  No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments.  Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

The market for the Company's common shares has been subject to volume and price volatility which could negatively affect a shareholder's ability to buy or sell the Company's common shares.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral.  The Company's common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company's common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the economic downturn due to the on-going credit crisis centred in the United States and Europe.  Further, despite the existence of a market for trading the Company's common shares in Canada and U.S., shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Differences in United States and Canadian reporting of reserves and resources.
The disclosure in this Annual Report on Form 20-F, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada.  The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.
Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.
Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.

It may be difficult to bring and enforce suits against the Company in the United States.  The Company is a Company incorporated in British Columbia under the Business Companys Act.  A majority of the Company's directors and officers are residents of Canada and other countries and a majority of the Company's assets and its subsidiaries are located outside of the U.S.  Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a "foreign private issuer", the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act").  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions.  The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in our securities.

Item 4. Information on the Company

A. History and Development of the Company

General

The Company was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name "Alexco Resource Corp."  Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Company's head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Canada, and its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Canada.
At the end of its most recently completed financial year, the Company had the following wholly-owned subsidiaries:
•	Alexco Keno Hill Mining Corp., organized under the laws of British Columbia;
•	Alexco Exploration Canada Corp., organized under the laws of British Columbia;
•	Elsa Reclamation & Development Company Ltd., organized under the laws of Yukon ("ERDC");
•	Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), organized under the laws of Yukon ("AEG Canada");
•	Alexco Environmental Group (US) Inc. (formerly Alexco Resource U.S. Corp.), organized under the laws of Colorado ("AEG US"); and
•	Alexco Financial Guaranty Corp., organized under the laws of Colorado.
In 2005, the Company completed a series of transactions pursuant to which it acquired a number of mineral property interests and rights to certain operating contracts in Yukon Territory and British Columbia, the most significant of which properties are located in Yukon Territory's Keno Hill Silver District ("KHSD" or the "District").

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

Three Year History

The Company's business development over the last three years is described in the following paragraphs.  The Company's current Vice President, Exploration is, and has been through its most recently completed financial year, Alan McOnie, FAusIMM, a "qualified person" as defined in NI 43-101.  Until October 2013, the Company's Bellekeno Mine Manager was Scott Smith, P. Eng., and from October 2013 and continuing through the date hereof Scott Smith has acted as a consulting engineer to the Company.  Scott Smith is a "qualified person" as defined in NI 43-101.  Except where specifically indicated otherwise, during its most recently completed financial year and through the date hereof, disclosures by the Company of scientific and technical information regarding exploration projects on the Company's mineral properties have been approved by Alan McOnie, while those regarding mine development and operations have been approved by Scott Smith.

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, "UKHM") by a court appointed interim receiver and receiver-manager of UKHM.  In February 2006, following negotiation of a subsidiary agreement (the "Subsidiary Agreement") between the Government of Canada, the Government of Yukon (collectively, the "Government Group") and the Company, the Supreme Court of Yukon conditionally approved the purchase of the assets of UKHM by Alexco through its wholly-owned subsidiary, ERDC, final closing of which acquisition was effected in December 2007.  Under the terms of the Subsidiary Agreement, the Company is indemnified by the Government of Canada for all liabilities, including environmental liabilities, arising directly or indirectly as a result of the pre-existing condition of the Keno Hill mineral rights and other assets acquired from UKHM.  The Subsidiary Agreement provides that ERDC may bring any mine into production on the UKHM Mineral Rights (as hereinafter defined) by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit's water related care and maintenance and water related components of closure reclamation. The Subsidiary Agreement further requires ERDC to pay into a separate reclamation trust a 1.5% net smelter return royalty, up to an aggregate maximum of $4 million for all production units, from any future production from the UKHM Mineral Rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, up to a maximum of $6.2 million, plus actual development and construction capital.

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
In July 2013, an amended and restated Subsidiary Agreement (the "ARSA") was executed with the Government of Canada.  Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of closure plan development costs than provided for under the Subsidiary Agreement, retroactive to 2009.  Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan.  Furthermore, with respect to care and maintenance activity during the closure reclamation planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable care and maintenance fees.
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
On June 16, 2014, Alexco entered into an agreement with Silver Wheaton to amend the original Silver Streaming Agreement such that, upon payment of US$20 million to Silver Wheaton on or before December 31, 2014 (the "Deadline"), the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver. The variable production payment was defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton would make a production payment to Alexco of US$18.00 per ounce of silver delivered; that payment decreasing by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher.  Upon payment of the US$20 million to Silver Wheaton, the pricing amendment would be effective for a 10 year term from the time mining production re-commences in the district, with an option for Alexco to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest was expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation's existing holdings in the Keno Hill District.

The Deadline was initially extended until December 31, 2015 and Silver Wheaton subsequently confirmed that Alexco has the right, by written notice delivered at any time up to December 31, 2016, to extend the Deadline to December 31, 2016.  If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the deposit owing under the original silver purchase agreement will be reduced from US$50 million to US$30 million and the deposit will be considered fully repaid.
Effective on signing the June 16, 2014 amending agreement, the date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2017. If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the amendments provide that the deadline for this completion test would be further extended to 24 months following the recommencement date.  In addition, pursuant to the June 16, 2014 amending agreement, the Silver Wheaton area of interest was expanded to include additional Alexco currently owned and future acquired properties within one kilometer of existing Alexco holdings in the Keno Hill District.
The Corporation is not obligated to make the US$20 million payment to Silver Wheaton under the June 16, 2014 amending agreement.  However, in order for certain of the amendments to take effect (including the amendment to the fixed price), the Corporation will need to make this payment.  The Corporation will require additional financing to make this payment and there is no assurance that additional financing can be obtained by December 31, 2016 (or such later date as the parties may agree).  If the Corporation is unable to, or chooses not to, make this US$20 million payment, the fixed price payment terms of the original silver purchase agreement will remain in effect and, to satisfy the completion test under the Silver Purchase Agreement, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2017. If the completion test is not satisfied by December 31, 2017, the Corporation would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million.
In addition to the mining business described above, the Company also operates an environmental services business through its Alexco Environmental Group division ("AEG").  Primarily through AEG Canada, AEG US and ERDC, AEG provides a variety of mine and industrial site related environmental services including management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning.  The AEG operations also include the care and maintenance and closure reclamation activities being conducted by the Company in the Keno Hill District under the Subsidiary Agreement.  Alexco also owns certain patents (the "Patents") registered or in the process of being registered in the U.S., Canada and various other countries around the world, with terms that expire variously between 2015 and 2020.  The Patents generally pertain to the in situ immobilization of metals, and are specifically suited to mine closure related remediation.
Further particulars relating to the business of AEG, including activities being conducted under the Subsidiary Agreement, are described below under "Item 4.B Business Overview – Environmental Services".
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
The progress on and results of work programs on the Company's principal properties is set out in "Item 4.D Property, Plants and Equipment" of this Annual Report on Form 20-F.

Mining Business

The Company's principal mining business activities are currently being carried out within the Keno Hill District in Yukon Territory.  The District is a storied silver mining region in Canada, encompassing over 35 former mines that produced variously from approximately 1918 through 1988, with published information from the Yukon Government's Minfile database reporting more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc.

The Company's mineral property holdings within the District span a significant majority of the regional area, and most of the former mines.  The KHSD property comprises the Flame & Moth, Bellekeno and Lucky Queen deposits as well as the Onek, Bermingham properties and Elsa Tailings properties.  The Company holds several other less advanced property interests within the District, including but not limited to the Silver King, Husky and McQuesten and other properties, which may potentially become material properties depending on the results of exploration programs the Company may carry out on them in the future.  In aggregate, Alexco's various mineral properties within the District are comprised of mineral rights totaling approximately 725 surveyed quartz mining leases, 869 unsurveyed quartz mining claims, eight placer claims and two crown grants, in addition to five fee simple lots and seven surface leases.  Of those, the mineral rights acquired from UKHM (the "UKHM Mineral Rights") and therefore subject to the capped 1.5% net smelter return royalty provided for under the Subsidiary Agreement (see "Item 4.A History and Development of the Company – Three Year History") total 676 quartz mining leases, 121 quartz mining claims and two crown grants.
Other non-material mineral property interests of the Company include the Sprogge and Harlan properties in the Yukon, and certain net smelter return royalties in respect of the Brewery Creek and Ida-Oro (formerly Klondike) properties in the Yukon and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia.
On February 15, 2012, the Company entered into a sales and purchase agreement to sell 100% of its interest in the Brewery Creek property to an unrelated third party, Till Capital Ltd. (formerly Americas Bullion Royalty Corp.). Effective September 26, 2012, the sale was completed, for proceeds of $3,205,000 cash plus 7,500,000 common shares of Till Capital Ltd. and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014, as well as a net smelter return royalty on gold production from Brewery Creek of between 2% and 2.75%.
Environmental Services

General
The Company's environmental services division, AEG, is in the business of managing risk and unlocking value at mature, closed or abandoned sites through integration and implementation of the Corporation's core competencies, which include management of environmental services, implementation of innovative treatment technologies, execution of site reclamation and closure operations, and, if appropriate, rejuvenation of exploration and development activity.  The Company's principal markets for these services are in Canada, the United States and the Americas, with the Canadian market serviced primarily through AEG Canada and ERDC, the U.S. market through AEG US, and the balance of the Americas through either AEG Canada or AEG US.  The Corporation provides its services to a range of industrial sectors, but with a particular focus on current and former mine sites.
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
The Company executes its environmental services business plan by using and applying the intellectual property assets, including the Patents, and the specialized skill sets and knowledge it maintains in-house.  While there are a significant number of firms providing environmental services in North America, these assets, skill sets and knowledge provide Alexco with a strong competitive advantage.  Consolidated revenue from environmental services for the year ended December 31, 2015 totaled $14,662,000, compared to $14,925,000 in 2014, all of which was derived from sales to external unrelated parties.  During the year ended December 31, 2015, the Company recorded revenues from two customers representing 10% or more of total environmental services revenue, in the amounts of $4,736,000 and $2,551,000.  During 2014, AEG had two customers representing 10% or more of total revenue, in the amounts of $4,836,000 and $4,471,000.  AEG's largest single customer is the Government Group, with a substantial component of Government revenues earned from the Government of Canada's Indigenous and Northern Affairs Canada.

ERDC
As described above, under the Subsidiary Agreement, Alexco's subsidiary ERDC was retained through the Government Group as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM Mineral Rights.
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
In July 2013, the Corporation executed an amended and restated Subsidiary Agreement, the ARSA, with the Government of Canada.  Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of those costs than provided for under the Subsidiary Agreement, retroactive to 2009.  As a result, included in revenues for AEG for 2013 is $1,983,000 in one-time retroactive fees.  Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan.   Furthermore, with respect to care and maintenance activity during the closure planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable fees.  As a result, included in AEG cost of sales is an $850,000 reduction in the Corporation's environmental services contract loss provision, partially offset by a $107,000 increase due to an extension of the estimated date by which the care and maintenance phase will end to August 2018.
Specialized Skills

At December 31, 2015, the Company had 60 permanent and seasonal employees.  A total of 7 were employed in the care and maintenance of the Bellekeno mine and mill site care and maintenance, and a further 2 were employed in mineral exploration and evaluation activities.  A total of 44 were employed in the environmental services business, with the remaining 7 employed in respect of executive management and administrative support.  Significant aspects of both the mining business and the environmental services business require specialized skills and knowledge in areas that include geology, mining, metallurgy, engineering, environmental contamination treatment, permitting and regulatory compliance, as well as environmental and social policy issues.  In the period 2010 through 2012, skill shortages within the mining industry in general, and particularly within Yukon Territory, made it more challenging to recruit and retain qualified employees in these fields.  Alexco was generally successful in recruiting and retaining the key personnel necessary to its operating needs, though recruitment of skilled mill operators was an ongoing challenge for Bellekeno mine operations through mid-2012. By the end of 2012, the mill work force complement had stabilized. However, recruitment and retention of qualified employees in the mining sector remains a risk factor, and a re-start of Alexco's mining operations will necessitate the re-hiring of mine and mill personnel.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Silver, lead and zinc, are the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically. With respect to the economic climate during 2015, prices for silver steadily deteriorated through course of 2015 from a high of US$18.23 on January 23, 2015 to a low of $13.71 on December 14, 2015. Prices for lead declined from May to September and then generally held steady through the remainder of the year at US$0.80. The price of zinc steadily declined in price from May until the end of the year to approximately $0.70. As at the date of this Annual Report, prices are approximately US$17.00 per ounce silver, US$0.80 per pound for lead and US$0.87 per pound for zinc and the Canadian-US exchange rate is approximately US$0.79 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$15.55 per ounce, for lead average approximately US$0.83 per pound, and for Zinc average approximately US$0.85 per pound, with the Canadian-US exchange rate forecast to average US$0.75 per CAD. See "Item 3. Key Information – D. Risk Factors".

Government Regulations

The Company's operations are subject to certain governmental laws and regulations.  The Company's properties are affected in varying degrees by government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and production.  Changes in any of these regulations or in the application of the existing regulation are beyond the control of the Company and may adversely affect its operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its activities.  The effect of these regulations cannot be accurately predicted.  See "Item 3.D Key Information - Risk Factors."

Foreign Operations

Mineral exploration and mining activities in other jurisdictions in which the Company may acquire properties, could be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions may adversely affect the Company's business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

The Company maintains a written Code of Business Conduct and Ethics (the "Code"), compliance with which is mandatory for all directors, officers and employees, and the full text of which may be viewed at the Company's web site.  Included within the Code is a requirement that all directors, officers and employees comply with all laws and governmental regulations applicable to the Company's activities, including but not limited to maintaining a safe and healthy work environment, promoting a workplace that is free from discrimination or harassment and conducting all activities in full compliance with all applicable environmental laws. All directors, officers and employees are required to certify in writing their acknowledgement of and compliance with the Code, at the time of hiring and at least annually thereafter.  A senior executive of the Company is formally appointed the role of Company Ethics Officer, responsible for ensuring adherence to the Code, investigating any reported violations, and ensuring appropriate responses, including corrective action and preventative measures, are taken when required.
C. Organizational Structure
At the end of its most recently completed financial year, the Company had the following wholly-owned subsidiaries:
•	Alexco Keno Hill Mining Corp., organized under the laws of British Columbia;

•	Alexco Exploration Canada Corp., organized under the laws of British Columbia;
•	Elsa Reclamation & Development Company Ltd., organized under the laws of Yukon ("ERDC");
•	Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), organized under the laws of Yukon ("AEG Canada");
•	Alexco Environmental Group (US) Inc. (formerly Alexco Resource U.S. Corp.), organized under the laws of Colorado ("AEG US"); and
•	Alexco Financial Guaranty Corp., organized under the laws of Colorado.
D. Property, Plants and Equipment

The following is a discussion of the Company's Mineral Properties.

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
The Company's 100% owned KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits ("KHSD Properties") and comprises 725 surveyed quartz mining leases and 869 unsurveyed quartz mining claims, approximately half of which are UKHM Mineral Rights. Prior to their amalgamation within KHSD, each of the deposits was a separate property and had been subject to numerous technical reports, all NI 43-101 compliant. All of these past technical reports have now been superseded by the current PEA (as defined below).
In December 2014, the Company completed an NI 43-101 compliant preliminary economic assessment for certain of its holdings in the KHSD (the "PEA") filed on SEDAR and dated December 10, 2014, entitled "Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada".  The PEA was compiled by SRK Consulting (Canada) Inc. ("SRK") with contributions from a team of qualified persons.
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

The technical information regarding the KHSD Properties in this Annual Report is based in part upon information contained in the PEA.  Readers are encouraged to read the entire PEA, which is available at www.sec.gov for detailed information regarding the KHSD Properties.

The Company's objective is to unlock value in the silver-rich KHSD, and is focused on growth by advancing its promising district properties to development decisions.
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

The PEA is based on the Company's plan to resume underground development activities in the eastern part of the KHSD, specifically at the Bellekeno and Lucky Queen mines and the Flame & Moth deposit. The project describing the development and production plans for these three properties that support the long range feed schedule for the Company's mill facility is referred to as the KHSD Project – Phase 2, which in this Annual Report is abbreviated as the "KHSD Project".
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

The KHSD quartz mining claims and quartz mining leases are held by one of three wholly-owned subsidiaries of the Company: Elsa Reclamation & Development Company Ltd. ("ERDC") or Alexco Keno Hill Mining Company ("AKHM"), except for holding a 50% share with third party individuals in three leases (Rico, Kiddo and Argentum).

The Company's KHSD mineral properties cover an area of 243.7 km2, and comprises 725 quartz mining leases (92.6 km2) and 869 quartz mining claims (151.1 km2) as set forth in Exhibit 15.1 hereto, which is hereby incorporated by reference.

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
The Company's rights to much of the KHSD Properties are held through ERDC. In June 2005, PricewaterhouseCoopers ("PwC"), a court appointed interim receiver and receiver-manager of United Keno Hill Mines Limited and UKH Minerals Limited (collectively "UKHM"), selected the Company as the preferred purchaser of the assets of UKHM. PwC and the Company entered into an agreement (the "Purchase Agreement") dated August 4, 2005, as amended November 2, 2005 and January 31, 2006. The Company assigned the Purchase Agreement to its wholly owned subsidiary ERDC on February 6, 2006.

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

Interim closing of the UKHM transaction was completed on April 18, 2006. The Company assumed responsibility for care and maintenance operations at the UKHM property. On the initial closing, among other things, the Company:

•	Deposited C$10 M in trust to be used exclusively to fund ERDC's contribution to the cost of the reclamation of the pre-existing environmental liabilities of the UKHM property.

•	Obtained possession of the mineral claims and leases, titled property, and Crown grants of UKHM and the equipment on the UKHM properties for the purposes of contracted care and maintenance and exploration by ERDC of the UKHM property.

Title to all UKHM assets was transferred to the Company (final closing) in late November 2007, following the approval of a Type B Water Licence by the Yukon Water Board.

The Company is formulating an Existing State of Mine Closure Plan for the entire KHSD as part of its agreements with different levels of government.

Future production from the KHSD, including the Bellekeno silver mine, is subject to a 1.5% NSR royalty, capped at C$4.0 M, payable to the Government of Canada. This royalty is a condition of the Subsidiary Agreement. Payment of the royalty did not begin until all pre-production capital had been recouped plus an additional allowance for KHSD exploration of approximately C$6.2 M. As at December 31, 2015 the total amount of royalty paid was $37,073.

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

On June 16, 2014, the terms of this agreement were agreed to be altered, subject to as yet unfulfilled terms. The revised agreement becomes effective upon receipt by Silver Wheaton from the Company a payment of US$20 million. If the payment is made by Alexco on or before December 31, 2015, the agreement will be modified as follows:

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

The Deadline was initially extended until December 31, 2015 and Silver Wheaton subsequently confirmed that Alexco has the right, by written notice delivered at any time up to December 31, 2016, to extend the Deadline to December 31, 2016.  If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the deposit owing under the original silver purchase agreement will be reduced from US$50 million to US$30 million and the deposit will be considered fully repaid.

Physiography

The landscape around the KHSD is characterized by rolling hills and mountains with a relief of up to 1,600 metres (m) (Figure 5.1). The highest elevation is Keno Hill at 1,975 m. Slopes are gentle except the north slopes of Keno Hill and Sourdough Hill.

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
The Treadwell Yukon Company Limited ("TYC") consolidated a number of small mines and properties in the area in the 1920s. TYC continued to be the dominant company in the mining camp until it ceased operations in 1942 upon the untimely death of its founder Livingston Wernecke.
Keno Hill Mining Company Limited ("KHM") acquired the interests formerly controlled by TYC in 1945. KHM was reorganized in November 1947 as United Keno Hill Mines Limited ("UKHM") and by 1958 UKHM had acquired several properties, interests in properties, and other companies, including the assets of Galkeno Mines Limited and Canadian Northwest Mines and Oil.
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
No additional surface drilling has been completed on the Lucky Queen deposit since the independent technical report was published as the intent was to access the orebody and begin development. The updated mineral resource estimate on the Bellekeno deposit incorporated the knowledge gained in the last three years of production and the results of additional underground and surface exploration drilling. The Flame & Moth updated resource estimate incorporated all drilling completed through to the end of 2014.
The Company has planned an exploration program of at least 8,000 meters of surface diamond drilling to follow up on the successful 2015 and 2014 high grade silver results at the Bermingham deposit. The exploration program is budgeted to cost $3 million and is fully funded by way of the $3 million of flow through funds that were raised in December 2015. The surface drilling program is expected to run between June and September 2016 with results expected to be released as received but no later than the fourth quarter of 2016.
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

Preliminary mine planning has been completed for the Flame & Moth deposit, and the required amendments to existing quartz mining license was received in February 2016 and the outstanding water use license is expected to be received in Q2 2016.
Mined tonnes produced from these three mine sites will be trucked to the Company's nearby 400 tpd mill facility as scheduled in the PEA life-of-mine ("LoM") plan.  Prior to resuming production, several upgrades will be made to the mill including installation of a second ball mill which was purchased in 2013.
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

The mineral resources have been estimated in conformity with the generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2003) and are reported in accordance with the Canadian Securities Administrators' National Instrument 43-101. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve. See "Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates."
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
The Company recently revised its reclamation and closure plan to address the closure liabilities associated with the further development of Bellekeno and Lucky Queen. As part of the Quartz Mining Licence ("QML"), the Government of Yukon currently holds $4.2 million in security for these operations, including the mill area and dry stack facility. This is a reasonable level of security given the current understanding of liabilities at this site. Development of the Flame & Moth deposit may require additional financial security to cover the potential costs of additional liabilities from the site – principally, the expanded DSTF and additional waste rock storage facility.  Post closure water treatment is not expected to be required at Flame & Moth. During 2015, the Company filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. As a result, the QML requires that Alexco increase its posted security from $4.2 million to $6.3 million. The Yukon Mine Site Reclamation and Closure Policy Financial Guidelines provide several forms of acceptable security, which includes pledging assets, bank letters of credit, surety bonds and insurance.
All of the regulatory approvals required for mining activities associated with the Bellekeno and Lucky Queen deposits are currently in place. The required expansion of the DSTF and the addition of the Flame & Moth development have been reviewed under the YESAA process. YESAB has made a recommendation to the Yukon Government to allow the Project to proceed, subject to a number of specified terms and conditions (YESAB 2014).  Pending formal approval, the Flame and Moth development will also require amendments to the QML and Water Use Licence ("WUL"), which could take two to three months and six-to nine months, respectively, from the time of submission.  On February 17, 2016, the Company received the amended QML. The Company expects the WUL in the second quarter of 2016. The terms and conditions for the Flame and Moth development, as outlined in Yukon Government's Decision Document, includes additional water treatment requirements, provision for a liner under the DSTF as per the current design, additional enclosure around crusher, and ongoing increased air quality and noise monitoring.

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
Table 1.6: Capital Cost Summary
Area	Capital Costs (CDN$x1,000,000)
	Initial	Sustaining			Total
Silver Wheaton Payment	$22.5		-			$22.5
Bellekeno Mine	-		$5.2			$5.2
Lucky Queen Mine	$9.3		$9.8			$19.[1	]
Flame & Moth Mine	$26.2		$10.7			$36.9
Mill	-		$2.0			$2.0
Site Services	-		$0.9			$0.9
Health & Safety	-		$0.9			$0.9
Contingency	$5.8		$2.2			$8.0
Total Capital	$63.8	$	[31.7	]	$	[95.5	]

Capital cost estimation work was undertaken as follows:
•	Mine capital by SRK, representing more than 90% of the total estimate.

•	Mill, site services, and health and safety capital by the Company with review by SRK.

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

The Deadline was initially extended until December 31, 2015 and Silver Wheaton subsequently confirmed that Alexco has the right, by written notice delivered at any time up to December 31, 2016, to extend the Deadline to December 31, 2016.  If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the deposit owing under the original silver purchase agreement will be reduced from US$50 million to US$30 million and the deposit will be considered fully repaid.
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
For further disclosure concerning the Silver Streaming Agreement, see "Item 4. Information on the Company - A History and Development of the Company – Three Year History".
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

2016 Exploration Program
The Company has planned an exploration program of at least 8,000 meters of surface diamond drilling to follow up on the successful 2015 and 2014 high grade silver results at the Bermingham deposit. The exploration program is budgeted to cost $3 million and is fully funded by way of the $3 million of flow through funds that were raised in December 2015. The surface drilling program is expected to run between June and September 2016 with results expected to be released as received but no later than the fourth quarter of 2016.
The Bermingham mineralized system remains open over 600 meters to the northeast where potential linkage to the Hector-Calumet mine remains to be resolved, and also to the southwest where there remains a kilometer of prospective ground between the Bermingham prospect and the historic Coral Wigwam prospect. The preliminary drill plan is for a minimum of sixteen holes to explore the immediate up and down dip extensions of the newly discovered high grade shoot and for a number of holes to provide infill drilling that would provide suitable drill density to allow resource estimation for the zone. In addition, appropriate geotechnical, hydrological and metallurgical data will be collected to better understand the attributes of this very high grade zone.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects

Overview

Our financial statements for the years ended December 31, 2015, 2014, and 2013 have been prepared in accordance with IFRS as issued by the IASB.  The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

Critical accounting policies and Use of Estimates

Reference should be made to significant accounting policies contained in Note 3 of the December 31, 2015 audited consolidated financial statements of the Company attached hereto.  Note 5 also contains a discussion of use of estimates and judgments.  The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2015, 2014 and 2013, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.  This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F.  This discussion contains "forward-looking statements" that are subject to risk factors set out under the heading "Item 3. Key Information – D. Risk Factors".  See "Cautionary Note Regarding Forward-Looking Statements" above.
Results of Operations for fiscal year ended December 31, 2015 compared with the fiscal year ended December 31, 2014
Alexco reported a loss before taxes of $6,616,000 and a net loss of $5,509,000 for the year ended December 31, 2015, for a basic and diluted loss of $0.08 per share, on total revenues of $14,662,000.  For the year ended December 31, 2014, Alexco reported a loss before taxes of $35,608,000 and a net loss of $32,772,000, for a basic and diluted loss of $0.50 per share, on total revenues of $15,286,000. Included in the 2014 results are impairment charges on mining assets totaling $29,931,000 before taxes. Excluding the effect of these impairment charges, the 2014 adjusted loss before taxes was $5,677,000. The difference between years is primarily due to the effect of the impairment charges of mining assets in 2014, and reduced gross profit on environmental services in 2015.
Alexco's environmental services business, the Alexco Environmental Group ("AEG"), recognized revenues of $14,662,000 in the year ended December 31, 2015 for a gross profit of $3,251,000 compared to revenues of $14,925,000 and a gross profit of $4,888,000 during 2014. The decrease in gross margin from the prior period is mainly due to one of AEG's major projects, Globeville Smelter Project, completing active remediation and phasing to monitoring status with lower revenue and profits.
Alexco's surface exploration drill program for 2015 totaled $1,387,000 compared to $5,069,000 in 2014. Surface exploration drilling was completed as of the end of July 2015, and for the full season totalled 2,565 meters (2013 – 18,267 meters).
Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,690,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017.  Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent's commission of $195,000, and other issuance costs of $93,000. Concurrently, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent's commission of $57,600.
The Company's cash and cash equivalents at December 31, 2015 totaled $8,163,000 compared to $8,639,000 at December 31, 2014, while net working capital totaled $12,216,000 compared to $10,434,000. The increase in net working capital is mainly attributed to a reclassification of restricted cash from long term to short term, for those funds related to the Globeville security.
General and administrative expenses in 2015 totaled $8,474,000 compared to $8,466,000 in 2014. General and administrative expenses were similar in both periods with the difference mainly relating the company further lowering corporate salaries and share-based compensation in 2015.  This decrease in general and administrative expenses was offset, as the Company evaluated certain trade receivables and certain receivables related to an employee tax equalization program and wrote-off a total of $643,000 in 2015.  As well, the foreign exchange impact on US salaries and share-based compensation in 2015 offset the reduction in those expenses.
Mine site care and maintenance costs in 2015 totaled $2,351,000 compared to $3,130,000 in 2014. The decrease in costs is due to a lesser depreciation charge in 2015 which is a direct result of the impairment charge recorded in 2014.  Included in mine site care and maintenance costs is depreciation expense of $1,746,000 in 2015 and $2,486,000 in 2014.

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
Alexco's environmental services business, the Alexco Environmental Group ("AEG"), recognized revenues of $14,925,000 in the year ended December 31, 2014 for a gross profit of $4,888,000 compared to revenues of $16,319,000 and a gross profit of $8,849,000 during 2013. In July 2013, an amended and restated Subsidiary Agreement ("ARSA") was executed with the Government of Canada. As a result of that execution, included in 2013 revenues is $1,983,000 in retroactive fees, and included in cost of sales is an $850,000 reduction in the Company's environmental services contract loss provision. Excluding the impacts from the execution of the ARSA and from changes in the estimate of the environmental services contract loss provision, in 2014 AEG achieved a gross margin of 32.8%, compared to 42.5% in 2013. The decrease in gross margin from the prior year is a result of the AEG outsourcing certain specialty work to external consultants incurring lower margins and also due to one of AEG's major projects shifting from engineering to earthworks which earns lower margins.
Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment, and the 2013 results accordingly reflect only 245 days of mining operations. There were no mining operations in 2014 with the exception of $361,000 of revenues related to the final settlements of concentrates sales that were shipped in October 2013 and settled in April 2014. Revenues from mining operations at Bellekeno in 2013 totaled $43,114,000, yielding a gross loss $29,000. Metal prices for revenue recognized during 2013, weighted by dollar of revenue recognized, averaged US$23.94 per ounce for silver, US$0.98 per pound for lead and US$0.88 per pound for zinc. Silver prices for revenue recognized in the first, second and third quarters of 2013 were US$28.70, US$20.55 and US$22.06, respectively, reflecting the sharp reduction in silver prices experienced through 2013. Average mill throughput for 2013 was 271 tonnes per day ("tpd"). Total mine output during 2013 was 65,206 tonnes. Total production during 2013 was 1,408,164 ounces of silver, 10.3 million pounds of lead and 3.4 million pounds of zinc. Cash costs of production in 2013 were $14.00 per ounce of payable silver.
Alexco's surface exploration drill program for 2014 totaled $5,069,000 compared to $2,508,000 in 2013. Surface exploration drilling was completed as of the end of October 2014, and for the full season totalled 18,267 meters (2013 - 2,878 meters).
In June 2014, Alexco reached an agreement with Silver Wheaton to amend the Silver Streaming Agreement originally dated October 2, 2008, such that the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver, with significant positive implications for Alexco and the KHSD in general. The amended Silver Streaming Agreement applies to 25% of Alexco's payable silver produced at its Keno Hill silver mining operations in Yukon, Canada. The amendments to the underlying Silver Streaming Agreement are subject to Alexco paying Silver Wheaton US$20 million, with Silver Wheaton taking a lead role via participation in US$5 million of any Alexco equity raise in excess of US$10 million towards the US$20 million payment. The date by which the payment is to be made was originally set at December 31, 2014, but has now been extended by agreement of the parties to December 31, 2015.  If Alexco does not make the US$20 million payment, the original Silver Streaming Agreement terms will continue unamended with no other impact to Alexco.
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

In December 2014, Alexco released an updated National Instrument 43-101 compliant Preliminary Economic Assessment ("PEA") for its 100% owned KHSD in Canada's Yukon Territory ("KHSD PEA") (see news release dated December 23, 2014 entitled "Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon").  This PEA consolidates into one report updated information related to construction and operation of a new underground mine at the Flame & Moth silver deposit, and includes current resource statements for the Bellekeno, Lucky Queen, Onek and Bermingham deposits. The PEA reflects one of a number of production strategies being considered in the eastern KHSD.
The Company's cash and cash equivalents at December 31, 2014 totaled $8,639,000 compared to $8,610,000 at December 31, 2013, while net working capital totaled 10,434,000 compared to $15,316,000. The decrease in net working capital is mainly attributed to a reclassification of inventory, where $4,269,000 of ore in stockpiles has been classified as a non-current asset.
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
Outlook
Alexco's current primary focus is on further building high grade resource in the KHSD as well as developing plans to improve the underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations. Ore throughput, grade and the influence of the Silver Wheaton silver stream have a material impact on unit costs at Keno Hill. Bringing Flame & Moth into production is a key aspect of restarting operations at Keno Hill, and the permitting process for development of the Flame & Moth deposit is well along to completion.
With respect to the economic climate during 2015, prices for silver steadily deteriorated through course of 2015 from a high of US$18.23 on January 23, 2015 to a low of $13.71 on December 14, 2015. Prices for lead declined from May to September and then generally held steady through the remainder of the year at US$0.80. The price of zinc steadily declined in price from May until the end of the year to approximately $0.70. As at the date of this Annual Report, prices are approximately US$17.00 per ounce silver, US$0.80 per pound for lead and US$0.87 per pound for zinc and the Canadian-US exchange rate is approximately US$0.79 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$15.55 per ounce, for lead average approximately US$0.83 per pound, and for Zinc average approximately US$0.85 per pound, with the Canadian-US exchange rate forecast to average US$0.75 per CAD. (see "Risk Factors", including but not limited to "Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Company" and "General Economic Conditions May Adversely Affect the Company's Growth and Profitability" thereunder).
As noted above, the 2015 surface exploration drilling program was completed as of the end of July 2015, for a total of 2,565 meters drilled and expenditures of $1,387,000.  Results from the program were released in September 2015. The Company has planned an exploration program of at least 8,000 meters of surface diamond drilling to follow up on the successful 2015 and 2014 high grade silver results at the Bermingham deposit. The exploration program is budgeted to cost $3 million and is fully funded by way of the $3 million of flow through funds that were raised in December 2015. The surface drilling program is expected to run between June and September 2016 with results expected to be released as received but no later than the fourth quarter of 2016.
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

B. Liquidity and Capital Resources

At December 31, 2015, the Company had cash and cash equivalents of $8,163,000, and net working capital of $12,216,000.  The Company faces no known liquidity issues in any of its financial assets.
Cash used in operating activities was $2,706,000 for year ended December 31, 2015 versus $723,000 for 2014, reflecting the impact of decreased profitability in AEG, site based operations and office overheads. Management expects that cash used in operating activities should reduce slightly in 2016. Cash inflow from investing activities was $1,385,000 for the year ended December 31, 2015 versus an outflow of $6,427,000 for the same period of 2014. The main difference between periods is due to Alexco receiving US$500,000 from the release of restricted funds associated with security at the Globeville Smelter Project which were redeployed to cover ongoing operations work at that project. In 2014, the company had a larger drill program and incurred more expenditures related to the drill program than in 2015. Cash inflow from financing activities during 2015 was $3,615,000 and in 2014 there was a cash inflow of $7,229,000 which were both the result of an equity financing deal.
On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver streaming interest agreement (the "Silver Streaming Agreement") with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties.  The Silver Streaming Agreement anticipated that the initial silver deliveries would come from the Bellekeno property.  Under the Silver Streaming Agreement, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50 million, and received further payments of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered.  After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment.
On June 16, 2014, Alexco entered into an agreement with Silver Wheaton to amend the original Silver Streaming Agreement such that, upon payment of US$20 million to Silver Wheaton on or before December 31, 2014 (the "Deadline"), the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver. The variable production payment was defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton would make a production payment to Alexco of US$18.00 per ounce of silver delivered; that payment decreasing by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher.  Upon payment of the US$20 million to Silver Wheaton, the pricing amendment would be effective for a 10 year term from the time mining production re-commences in the district, with an option for Alexco to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest was expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation's existing holdings in the Keno Hill District.
The Deadline was initially extended until December 31, 2015 and Silver Wheaton subsequently confirmed that Alexco has the right, by written notice delivered at any time up to December 31, 2016, to extend the Deadline to December 31, 2016.  If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the deposit owing under the original silver purchase agreement will be reduced from US$50 million to US$30 million and the deposit will be considered fully repaid.
Effective on signing the June 16, 2014 amending agreement, the date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2017. If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the amendments provide that the deadline for this completion test would be further extended to 24 months following the recommencement date.  In addition, pursuant to the June 16, 2014 amending agreement, the Silver Wheaton area of interest was expanded to include additional Alexco currently owned and future acquired properties within one kilometer of existing Alexco holdings in the Keno Hill District.

The Corporation is not obligated to make the US$20 million payment to Silver Wheaton under the June 16, 2014 amending agreement.  However, in order for certain of the amendments to take effect (including the amendment to the fixed price), the Corporation will need to make this payment.  The Corporation will require additional financing to make this payment and there is no assurance that additional financing can be obtained by December 31, 2016 (or such later date as the parties may agree).  If the Corporation is unable to, or chooses not to, make this US$20 million payment, the fixed price payment terms of the original silver purchase agreement will remain in effect and, to satisfy the completion test under the Silver Purchase Agreement, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2017. If the completion test is not satisfied by December 31, 2017, the Corporation would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million.
In April 23, 2013, the Company issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000.  Net cash proceeds from the issuance were $6,483,000, after issuance costs comprised of the agent's commission of $472,000 and other issuance costs of $80,000.  As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of the flow-through shares, as of December 31, 2013 the Company was required to incur further renounceable exploration expenditures totaling $5,008,000 by December 31, 2014. Alexco incurred the required $5,008,000 of renounceable exploration expenditures by the deadline of December 31, 2014.
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
On December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,690,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017.  Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent's commission of $195,000, and other issuance costs of $93,000. Concurrently, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent's commission of $57,600.
With its cash resources and net working capital on hand at December 31, 2015, and assuming no re-start of mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activity, environmental services business and corporate offices and administration, for at least the next 12 month period. However, re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. Furthermore, a re-start of mining operations is likely to require additional capital investment, significantly in excess of the capital resources currently on hand. In addition, the amendments to the Silver Wheaton Silver Streaming Agreement, which have significant positive implications to Alexco, will only be triggered by a payment of US$20 million being made by December 31, 2016. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Company is likely to require additional funding.
Historically, Alexco's main sources of funding have been from mining operations and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Company to substantially curtail and defer its planned exploration and development activities.

C. Research and Development, Patents and Licences, etc.

Alexco owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

D. Trend Information

Silver, lead and zinc, are the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically. With respect to the economic climate during 2015, prices for silver steadily deteriorated through course of 2015 from a high of US$18.23 on January 23, 2015 to a low of $13.71 on December 14, 2015. Prices for lead declined from May to September and then generally held steady through the remainder of the year at US$0.80. The price of zinc steadily declined in price from May until the end of the year to approximately $0.70. As at the date of this Annual Report, prices are approximately US$17.00 per ounce silver, US$0.80 per pound for lead and US$0.87 per pound for zinc and the Canadian-US exchange rate is approximately US$0.79 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$15.55 per ounce, for lead average approximately US$0.83 per pound, and for Zinc average approximately US$0.85 per pound, with the Canadian-US exchange rate forecast to average US$0.75 per CAD. See "Item 3. Key Information – D. Risk Factors".

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As of December 31, 2015, the Company had the following contractual obligations:

Contractual Obligations[1] (expressed in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Operating leases	$825	$317	$476	$32	$ Nil
Purchase obligations	426	226	200	Nil	Nil
Decommissioning and rehabilitation provision(undiscounted basis)	6,177	37	710	131	5,299
Total	$7,428	$580	$1,386	$163	$5,299

(1)	In the event of a default under the Silver Wheaton agreement and if Silver Wheaton exercises its right to terminate the streaming interest, the Corporation may be required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2017. The maximum amount of any such refund is US$9,750,000.

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company's directors and senior management as at December 31, 2015.  Each of the Company's directors is elected by the Company's shareholders at an annual meeting to serve until the next annual meeting of shareholders or until a successor is elected or appointed.  The Board of Directors appoints the Company's executive officers annually after each annual meeting, to serve at the discretion of the Board of Directors.

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
President and Chief Executive Officer of NovaCopper Inc., a mineral exploration and development company, since November 2011; President and Chief Executive Officer of NovaGold Resources Inc., a mineral exploration and development company, from May 1999 to November 2011.
Since January 11, 2005
Terry Krepiakevich British Columbia, Canada	Director(2)(3)(5)	Member of the Board of Directors of several publicly-listed and private companies since July 2011; Chief Financial Officer of SouthGobi Resources Ltd., a mining company, from June 2006 to July 2011.	Since July 22, 2009
Richard N. Zimmer British Columbia, Canada	Director(2)(4)(5)
Member of the Board of Directors of several publicly-listed and private companies since June 2011; President and Chief Executive Officer of Far West Mining Ltd., a mining company, from 2008 to June 2011.
Since May 2, 2012
Bradley Thrall Washington, USA	Executive Vice President and Chief Operating Officer	Chief Operating Officer of the Company, since December 2004.	N/A
Michael Clark British Columbia, Canada	Chief Financial Officer, Corporate Secretary and Company Ethics Officer	Chief Financial Officer of the Company, since December 2014.	N/A
Alan McOnie Bay of Plenty, New Zealand	Vice President, Exploration	Vice President, Exploration of the Company, since December 2010; consulting geologist from 2002 to December 2010.	N/A
(1)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating & Corporate Governance Committee.
(4)	Member of the Environmental, Health, Safety & Technical Committee.
(5)	Member of the Compensation Committee.
Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

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

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company relies upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  Such directors or officers in accordance with the Business Corporations Act (British Columbia) are required to disclose all such conflicts and to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Clynton R. Nauman	NovaGold Resources Inc.
Terry Krepiakevich	Kaizen Discovery Inc.
Rick Van Nieuwenhuyse	NovaCopper Inc. NovaGold Resources Inc.	SolidusGold Inc. Tintina Resources Inc.
Michael D. Winn	Eurasian Minerals Inc. Legend Gold Corp. Atico Mining Corp.	Reservoir Capital Corp. Revelo Resource Corp. Nebo Capital Corp.
Richard N. Zimmer	Capstone Mining Corp.

B.	Compensation
The Compensation Committee is composed of Michael Winn, Terry Krepiakevich and Richard Zimmer, all of whom are an independent directors, applying the definition set out in section 1.4 of National Instrument 52- 110 – Audit Committees ("NI 52-110") and Rules 803A and 805(c)(1) of the NYSE MKT Company Guide.
The following Compensation Discussion and Analysis describes and explains the significant elements of the Company's compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the "Named Executive Officers"). For the 2015 financial year, in addition to the CEO and CFO, only the Chief Operating Officer ("COO") and Vice President, Exploration qualified as Named Executive Officers.

Objectives of Compensation Program

The objectives of the Company's compensation program are to attract, hire, retain and inspire highly qualified executive officers and directors who will drive the success of the Company, while at the same time promote a greater alignment of interests between such executive officers and directors and the Company's shareholders. The Company's compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Executive Compensation

Executive compensation is comprised of three main elements: base salary, annual bonus incentive and equity-based incentive awards.

1.	Base Salary – The primary element of the Corporation's compensation program is base salary. The Corporation considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years' experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mining sector. For benchmarking purposes, the Corporation targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed between the median (P50) and top quartile (P75) of the comparator group.
2.	Annual Bonus – Annual performance based cash incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonuses awards are determined at the discretion of the Compensation Committee on a fully qualitative basis by reference to the success of the Corporation and each executive officer's contribution in the year preceding. In making such determinations, reference is made to a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives. Specific goals are not established for bonus determination purposes, but general performance objectives are set by the CEO early in the year which are agreed upon by the Compensation Committee and ratified by the Board. Performance relative to those objectives is qualitatively assessed in the context of circumstances and challenges arising through the year. The key performance indicators referenced include company-wide safety performance; exploration success resulting in expansion of silver resource base at Keno Hill, optimization of future all-in sustaining costs; conservation of cash; preservation of balance sheet strength; financial performance relative to budget and in absolute terms; and share price performance.
3.	Equity-Based Incentive Awards – Equity-based incentive awards take the form of incentive stock options granted under the Corporation's stock option plan and RSU plan (see "Equity Compensation Plans – Stock Option Plan" and "Equity Compensation Plans – RSU Plan" below). The award of incentive stock options and RSUs is intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable the Corporation to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Incentive stock options generally have a five-year term for option grants commencing in 2012 (generally seven-year terms for option grants prior to 2012), are subject to vesting provisions ranging from one to two years, and carry an exercise price equal to the fair value of the common shares as at the granting date. RSU awards generally vest over three years (one third on each anniversary of award), and can be settled by a cash payment, issuance of Shares from treasury, share purchase through the open market or a combination of the foregoing. The periodic award of options and RSUs is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previous equity-based incentive awards as well as typical market practices of the comparator group of companies.

Additionally, the Company had a tax equalization policy under which employees who are not resident in Canada for tax purposes received an additional gross-up amount for the difference between the tax paid by the employee in Canada on their compensation and the tax that would have been paid were it earned in the employee's home jurisdiction at the highest applicable marginal rate, where such tax would be lower. The Company generally seeks to hire employees who are resident in Canada. However, for positions requiring technical specialization or significant senior management experience, it is sometimes necessary for the Company's to recruit from outside of Canada.  This tax equalization program was terminated, effective December 31, 2015.

Summary Compensation Table
The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years.
NEO Name And Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)(2)	Option Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans ($)(4)	Long-Term Incentive Plans ($)
Clynton R. Nauman President and CEO	2015 2014 2013	434,792 375,564 386,717	30,000 Nil 262,104	110,103 116,250 162,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	48,537 63,571 51,459	623,432 555,385 863,030
Michael Clark CFO(6)	2015 2014 2013	185,000 7,708 Nil	21,000 Nil Nil	29,361 10,150 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	4,067 460 Nil	239,428 18,318 Nil
Bradley Thrall COO	2015 2014 2013	327,372 282,778 291,175	21,000 Nil 152,894	73,402 69,750 108,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	56,883 74,883 111,320	478,657 427,410 663,889
David Whittle Former CFO (6)	2015 2014 2013	Nil 214,667 247,333	Nil Nil 152,894	Nil 69,750 108,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 11,167 12,474	Nil 295,584 521,201
Alan McOnie Vice President, Exploration	2015 2014 2013	196,000 210,000 252,000	9,000 Nil 65,526	44,041 69,750 75,950	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	19,365 Nil Nil	268,406 279,750 393,476

(1)	Salary is paid in US currency to Clynton Nauman and Bradley Thrall. The exchange rates used to convert the amounts to Canadian currency for the 2015, 2014, 2013, and 2012 financial years were US$1.00 = C$1.2788 US$1.00 = C$1.1046, US$1.00 = C$1.0301, and US$1.00 = C$0.9994, respectively.
(2)	This column includes the grant date fair value of RSUs awarded by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the share price of the Corporation at the date of grant. This fair value determination method has been used because it is the same model the Corporation uses to value RSUs for financial reporting purposes. The grant date fair value of the award for the 2015 financial year was $0.60 per RSU. The grant date fair value of the award for the 2013 financial year was $4.37 per RSU.
(3)	This column includes the grant date fair value of all options granted by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model. The grant date fair values of all options granted during the 2015 financial year were estimated by assuming a risk-free interest rate of 0.6% per annum, an expected life of options of 4 years, an expected volatility of 67%, an expected forfeiture rate of 3% and no expected dividends. The grant date fair values of all options granted during the 2014 financial year were estimated by assuming a risk-free interest rate ranging from 1.2% to 1.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 65% to 67%, an expected forfeiture rate of 4% and no expected dividends. The grant date fair values of all options granted during the 2013 financial year were estimated by assuming a risk-free interest rate of 1.4% per annum, an expected life of options of 4 years, an expected volatility of 70%, an expected forfeiture rate of 4% and no expected dividends. The grant date fair values of all options granted during the 2012 financial year were estimated by assuming a risk-free interest rate ranging from 1.3% to 1.5% per annum, an expected life of options of 4 years, an expected volatility ranging from 70% to 73%, an expected forfeiture rate of 9% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model, and because it is the same model the Corporation uses to value options for financial reporting purposes.
(4)	In prior year information circulars, annual bonuses were attributed to the financial year in which paid. Commencing with the 2013 Circular, annual bonuses are attributed to the financial year in respect of which they have been awarded.
(5)	Included in "All Other Compensation" are the amounts paid each year under the Corporation's tax equalization policy, as well as RRSP and 401K contributions, vehicle allowances and parking fees paid by the Corporation.
(6)	On December 15, 2014 Michael Clark was appointed CFO and David Whittle resigned as CFO.

Pension Plan Benefits

The Company does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

The Corporation entered into current employment agreements ("Executive Employment Agreements") dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall, dated effective January 24, 2011 with Mr. McOnie and dated effective December 15, 2014 with Mr. Clark.
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
As at December 31, 2015 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. McOnie were entitled to annual base salaries, paid semi-monthly, of US$340,000, US$256,000, $185,000 and $252,000, respectively.  Such annual base salaries are subject to annual review by the Corporation.
Each Executive Employment Agreement may be terminated by the Corporation upon the Named Executive Officer dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the Named Executive Officer with three months' notice to the Corporation for Mr. Nauman, Mr. Thrall and Mr. McOnie and 2 months'  notice to the Corporation for Mr. Clark.  Under each Executive Employment Agreement, in the event of termination by the Corporation without just cause or termination by the Named Executive Officer for unremedied material breach or default of the agreement by the Corporation, or in the event of termination by the Named Executive Officer upon a change of control as further described below, the Named Executive Officer will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the Named Executive Officer under the agreement for the previous fiscal year multiplied by a particular factor, and the Corporation shall also continue the Named Executive Officer's group insurance benefits for 12 months after the date of termination for Mr. Nauman, Mr. Thrall and Mr. McOnie and six months for Mr. Clark.  For Mr. McOnie, the multiplying factor is two.  For Mr. Nauman and Mr. Thrall, the multiplying factor is two and a half. For Mr. Clark, the multiplying factor is currently one quarter increasing up to one after his period of employment exceeds two years. In the event of termination by the Corporation upon a Named Executive Officer dying or becoming disabled as described above and so long as the Named Executive Officer receives life insurance or long-term disability benefits under the Corporation's benefit plans, the Named Executive Officer will be entitled to receive his then-current salary for one year. For Mr. Clark he will be entitled to his then-current salary for one year after serving in his position for period exceeding two years.  If the Named Executive Officer does not receive such benefits, other than for acts of the Named Executive Officer resulting in lawful denial of such coverage, then the Named Executive Officer shall be entitled to receive the amounts due in the event of termination without cause.  In the event of termination by the Corporation for just cause, or voluntary termination by the Named Executive Officer, the Named Executive Officer shall not be entitled to receive any incremental payments or benefits.
In the event that a change of control (as defined in the Executive Employment Agreements) of the Corporation occurs, each of the Named Executive Officers may terminate his obligations under the agreement by providing one month's notice in writing to the Corporation at any time between the 90th day and the 180th day following the date on which there is a change of control.
If a Named Executive Officer's employment with the Corporation is terminated, and within two years of such termination for Mr. Nauman, Mr. Thrall and Mr. McOnie, and three years for Mr. Clark, the Named Executive Officer acquires directly or indirectly other than from the Corporation or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Corporation during the time the Named Executive Officer was employed by the Corporation, the Named Executive Officer will offer the Corporation, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs.  The Corporation shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards – NEOs
The following table sets forth information concerning all awards outstanding under incentive plans of the Company at December 31, 2015, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman President and CEO	80,000 125,000 150,000 60,000 75,000 125,000 375,000	1.65 3.45 7.10 6.92 4.16 1.94 0.60	Feb 19, 2016 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020	- - - - - - -	70,000	32,900	Nil
Michael Clark CFO	35,000 100,000	0.60 0.60	Dec 15, 2019 Feb 11, 2020	- -	35,000	16,450	Nil
Bradley Thrall COO	60,000 75,000 87,500 50,000 50,000 75,000 250,000	1.65 3.45 7.10 6.92 4.16 1.94 0.60	Feb 19, 2016 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020	- - - - - - -	46,667	21,933	Nil
David Whittle Former CFO	60,000	1.65	Feb 19, 2016	-	Nil	Nil	Nil
Alan McOnie Vice President, Exploration	10,000 60,000 40,000 35,000 75,000 150,000	3.45 7.10 6.92 4.16 1.94 0.60	Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020	- - - - - -	20,000	9,400	Nil

(1)	The "Value of unexercised in-the money options" is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2015, which was $0.47, and the exercise price of the options.

(2)	The "Market or payout value of share-based awards that have not vested" is calculated at the closing price of the Shares on the TSX on December 31, 2015, which was

Incentive Plan Awards – Value Vested or Earning During The Year - NEOs
The following table is a summary of the value of awards vested or earned during the most recently completed financial year for the Named Executive Officers.
Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
Clynton R. Nauman President and CEO	Nil	14,200	Nil
Michael Clark CFO	Nil	Nil	Nil
David Whittle Former CFO	Nil	Nil	Nil
Bradley Thrall COO	Nil	8,283	Nil
Alan McOnie Vice President, Exploration	Nil	3,550	Nil

(1)	The "Share-based awards – Value vested during the year" is calculated on the closing price of the Shares on the TSX on January 28, 2015 which was $0.71, which was the vesting date.

Incentive Stock Options
At the Company's annual general meeting held June 10, 2014, the shareholders approved the amendment of the stock option plan from a fixed to a rolling plan, under which the aggregate number of common shares issuable on exercise of stock options cannot exceed 9% of the number of common shares issued and outstanding. Generally, stock options granted have a maximum term of five years, vesting one third upon granting, one third after one year and one third after two years and exercise price determined by the directors. The exercise price may not be less than the closing quoted price of the Company's common shares traded through the facilities of the exchange on which the Company's common shares are listed. As at December 31, 2015, a total of 4,444,497 stock options were outstanding under the plan, and a total of 2,516,645 options remained available for granting.
The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share based compensation expense	-	-	428
Options forfeited or expired	$4.52	(516,333)	(1,234)

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.88	752,000	-
Share based compensation expense	-	-	704
Options forfeited or expired	$5.54	(1,167,833)	(3,088)

Balance – December 31, 2014	$4.36	3,619,830	$7,712

During the year ended December 31, 2015, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.58% (2014 – 1.4%) per annum, an expected life of options of 4 years (2014 – 4 years), an expected volatility of 67% based on historical volatility (2014 – 65%), an expected forfeiture rate of 3% (2014 – 4%) and no expected dividends (2014 – nil).
Incentive share options outstanding and exercisable at December 31, 2015 are summarized as follows:
	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	3.96	$0.60	-	$0.60
$0.60	1,331,000	4.12	$0.60	443,667	$0.60
$1.65	292,500	0.14	$1.65	292,500	$1.65
$1.94	605,500	3.12	$1.94	403,667	$1.94
$3.45	677,997	1.22	$3.45	677,997	$3.45
$4.16	396,000	2.06	$4.16	396,000	$4.16
$6.92	507,000	1.07	$6.92	507,000	$6.92
$7.10	596,000	2.04	$7.10	596,000	$7.10
$8.13	3,500	2.36	$8.13	3,500	$8.13

	4,444,497	2.47	$3.20	3,320,331	$4.00

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2013 was $4.22.

During the year ended December 31, 2015, the Corporation recorded total share-based compensation expense of $428,000 (2014 – $704,000; 2013 - $1,473,000) related to incentive share options, of which $68,000 (2014 – $100,000; 2013 - $213,000) is recorded to mineral properties, $360,000 (2014 – $604,000; 2013 - $1,311,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.
Subsequent to December 31, 2015, a further 1,787,500 incentive stock options have been granted with an exercise price of $0.84, under the Corporation's incentive stock option plan, another 292,500 have expired unexercised and 130,000 have been forfeited.
Restricted Share Units ("RSUs")
On December 14, 2012, the Company initiated a long-term incentive plan (the "Old RSU Plan") which provides for the issuance of RSUs in such amounts as approved by the Company Board of Directors. The Old RSU plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Company subject to vesting criteria, with RSU grants vesting one third per year over a three year period. These RSUs are settled in common shares of the Company purchased by the plan trustee through the open market at the time of granting, using funds provided by the Company. The Company is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.
At the Company's annual general meeting held June 10, 2014, the shareholders approved the amendment of the RSU plan (the "Amended RSU Plan") whereby RSUs granted subsequent to the date of amendment can be settled in common shares of the Company issued from treasury, with the maximum grantable number of such RSUs fixed at 650,000. RSUs granted prior to the date of amendment can be settled only with common shares held by the plan trust and purchased through the open market at the time of granting, and not with shares issued from treasury, and do not reduce the 650,000 RSU fixed limit.
The changes in RSUs outstanding are summarized as follows:
	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2014	507,192	$807
RSUs granted	135,000	-
RSUs forfeited	(53,332)	-
Share-based compensation expense recognized	-	285
RSUs vested	(227,957)	(620)

Balance – December 31, 2015	360,903	$472

Balance – December 31, 2013	401,665	$996
RSUs granted	283,860	-
RSUs forfeited	(30,000)	-
Share-based compensation expense recognized	-	434
RSUs vested	(148,333)	(623)

Balance – December 31, 2014	507,192	$807

A total of 135,000 RSUs were granted in 2015, with total grant-date fair value determined to be $81,000.  Included in general and administrative expenses for the year ended December 31, 2015 is share-based compensation expense of $285,000 (2014 – $434,000; 2013 - $1,108,000) related to RSU awards. As at December 31, 2015, the plan trust held 29,997 common shares of the Corporation for future settlement of granted RSUs.

As of December 31, 2015, a total of 365,528 RSUs had been granted under the Amended RSU plan and a total of 284,472 RSUs remained available for granting under the Amended RSU Plan and 29,997 remained available for granting under the Old RSU Plan.
Subsequent to December 31, 2015, a total of 265,003 RSUs were granted under the amended RSU plan and 29,997 RSUs were granted under the Old RSU Plan, with one third vesting one year after the date of granting, one third vesting two years after the date of granting, and the remaining third vesting three years after the date of granting.  A total of 19,469 RSUs remain available for granting under the Amended RSU plan.
Termination and Change of Control Benefits
For the Named Executive Officers employed by the Company as at December 31, 2015, the following table discloses the estimated incremental amounts payable to each Named Executive Officer under a number of termination or change-of-control circumstances, other than termination by the Corporation for just cause or voluntary termination by the Named Executive Officer. Amounts disclosed in the table below assume that a change of control occurred and/or the Named Executive Officer's employment was terminated on December 31, 2015, except that for Mr. Nauman and Mr. Thrall, to provide more relevant indicative information, the amounts are based on the particular multiplier of two and a half that became effective January 1, 2015.

	Clynton R. Nauman President and CEO	Michael Clark CFO	Bradley Thrall COO	Alan McOnie Vice President, Exploration
Termination without just cause, for unremedied breach or default by the Corporation, in connection with a change of control, or in event of non-receipt of benefits upon death or disability [1]

Cash severance payment
Group insurance benefits
Accelerated vesting of option-based awards[2]
Total
	$1,123,253 $35,409 - $1,158,662	$185,000 $6,026 - $191,026	$895,969 $27,012 - $922,981	$504,000 $20,220 - $524,220
Termination upon death or disability where benefits due are received: One year salary	$434,792	185,000	$327,373	$252,000

1.	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
2.	Under both the Old Stock Option Plan and the New Stock Option Plan, if a bona fide take-over bid is issued that would result in the offeror becoming a control person of the Corporation within the meaning of the Securities Act (British Columbia), all outstanding options immediately become vested for all holders and not just the Named Executive Officers.
3.	All amounts disclosed for Mr. Clark are calculated based on his term of employment exceeding two years.
Director Compensation
The Corporation's directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards.  Directors are also reimbursed for the cost amount of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings.  For the 2015 financial year, each director (excluding Mr. Nauman, who is an employee director and is compensated as a Named Executive Officer) received a base annualized fee of $32,000.  The Chair of the Board received an additional amount of $16,000 per annum, the Chair of the Audit Committee received an additional amount of $12,000 per annum, and the Chairs of the other Committees each received an additional amount of $6,000 per chair per annum.  Each non-employee director also received an RSU award under the Corporation's New RSU Plan.
Effective January 1, 2016, the Board implemented a 26% reduction in director fees for 2016 by reducing the annualized base fee to a flat fee of $32,000 for each director with no additional fees for committee or chairman duties.
Director Compensation Table
The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2015, to the non-employee directors of the Company:

Name	Fees earned ($)(2)	Share-based awards ($)(1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
George Brack	21,333	Nil	Nil	Nil	Nil	Nil	21,333
Terry Krepiakevich	44,000	Nil	Nil	Nil	Nil	Nil	44,000
David H. Searle	16,889	Nil	Nil	Nil	Nil	Nil	16,889
Rick Van Nieuwenhuyse	35,333	Nil	Nil	Nil	Nil	Nil	35,333
Michael D. Winn	46,889	Nil	Nil	Nil	Nil	Nil	46,889
Richard N. Zimmer	38,000	Nil	Nil	Nil	Nil	Nil	38,000

(1)	This column includes the grant date fair value of RSUs awarded by the Corporation to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the share price of the Corporation at the date of grant. This fair value determination method has been used because it is the same model the Corporation uses to value RSUs for financial reporting purposes.
(2)	George Brack and David H. Searle did not stand for re-election as Board members at the June 9, 2015 Annual General Meeting.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-employee directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Terry Krepiakevich	75,000	3.45	Mar 22, 2017	-	35,000	16,450	Nil
Rick Van Nieuwenhuyse	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	- -	35,000	16,450	Nil
Michael D. Winn	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	- -	35,000	16,450	Nil
Richard N. Zimmer	Nil	Nil	Nil	Nil	35,000	16,450	Nil

(1)	The "Value of unexercised in-the money options" is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2015, which was $0.47, and the exercise price of the options.
(2)	The "Market or payout value of share-based awards that have not vested" is calculated based on the closing price of the Shares on the TSX on December 31, 2015, which was $0.47.
Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2015, for each of the non-employee directors:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Brack	Nil	14,883	Nil
Terry Krepiakevich	Nil	13,316	Nil
David H. Searle	Nil	13,316	Nil
Rick Van Nieuwenhuyse	Nil	13,316	Nil
Michael D. Winn	Nil	13,316	Nil
Richard N. Zimmer	Nil	14,883	Nil

C. Board Practices

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the Company's annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which the Company has reviewed its own corporate governance practices. In certain cases, the Company's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

Independence of the Board

The Company's Board consists of five directors, four of whom the Company believes to be independent as at the date of this Form 20-F based upon the tests for independence set forth in NI 52-110 and under the rules of the NYSE MKT. Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Corporation. The Board's non-executive Chair, Mr. Winn, is considered an independent director. The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board's exercise of independent judgment in carrying out its responsibilities, the Board encourages the Company's independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. The Company's auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with the Company's auditors in camera, without management being in attendance.

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

The Board also meets to plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; ensure timely disclosure of material transactions; review and, if thought fit, approve opportunities as presented by management; and provide guidance to management. Frequency of Board meetings, as well as the nature of agenda items, change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair

The Chair of the Board is a non-executive position, currently held by Mr. Winn who is considered an independent director. Under written terms of reference adopted by the Board, the Chair is responsible for managing the Board and ensuring it carries out its responsibilities effectively, independently of management and in the long-term best interests of the Company. The Chair acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Chair provides leadership to and, with the Nominating & Corporate Governance Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board of Directors and other corporate governance matters, and in assessing the Board's success in meeting its obligations. The Chair is also responsible for overseeing the performance of the CEO and senior management and leading the Board's review of the CEO's performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

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

Committees

Audit Committee

The Company's Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act.  As of December 31, 2015, the Company's Audit Committee is comprised of Terry Krepiakevich, Richard Zimmer and Michael Winn, with Mr. Krepiakevich serving as the Chair of the Audit Committee.

In the opinion of the Company's Board of Directors, all the members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide).  The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE MKT Company Guide.  All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant's financial statements. Mr. Krepiakevich qualifies as a financial expert (as such term is defined in Item 407 of Regulation S‑K under the Exchange Act) and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.
The Audit Committee shall be comprised of at least three directors, who generally shall be appointed or confirmed by the Board of Directors annually.  The Chair of the Audit Committee shall be appointed by the Board of Directors, failing which the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.  All members of the Audit Committee shall be directors and shall meet the independence, financial literacy and experience requirements under applicable laws, rules and regulations binding on the Company from time to time, including without limitation the applicable rules of any stock exchanges upon which the Company's shares are listed and the requirements for independence and financial literacy under National Instrument 52-110 Audit Committees in Canada, Section 803A of the NYSE Amex Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.  Furthermore, at least one member of the Audit Committee shall qualify as a "financial expert" as such term is defined in Item 407 of Regulation S‑K under the Exchange Act.
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

Compensation Committee

The Compensation Committee is composed of Michael Winn, Richard Zimmer and Terry Krepiakevich, all of whom are independent (as determined in Sections 803A and 805(c)(1) of the NYSE MKT Company Guide and under the tests prescribed by NI 52-110).

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for the Company's executive officers as well as certain key employees and non-executive officers, and for recommending compensation for directors, including the granting of equity-based incentive awards. The Compensation Committee is charged with determining such recommendations so as to achieve the objectives of the Corporation's compensation program. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter.

Each fall, the Compensation Committee initiates the annual compensation determination process, including retaining a compensation consultant, establishing guidance in formulating the current year's recommendations and determining the current year's comparator group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. Early in the new year, typically January or February once indicative full-year financial and operating results are available, the Compensation Committee determines its final recommendations to the Board regarding base salaries and equity-based incentive awards for the year commencing and annual bonus awards for the year just completed, as well as regarding director compensation for the year commencing.

Mr. Winn is the Chair of the Compensation Committee.  Mr. Winn is a member of the board of directors of a number of publicly-listed companies, including being a member of the Compensation Committees of Reservoir Capital Corp. and Atico Mining Corporation, and until 2013 he was a member of the Compensation Committee of Sprott Resources Corp. and until 2015 was a member of the Compensation Committee of Lara Exploration Ltd. He is President of Seabord Capital Corp.. Mr. Krepiakevich is a member of the board of directors of a number of publicly-listed companies and has over 20 years' experience as a director and senior executive of a number of publicly-listed international companies, including South Gobi resources ltd., Extreme CCTV Inc. and Maynards Industries Ltd. and accordingly has dealt frequently with executive compensation matters in such capacities. Mr. Zimmer is a member of the board of directors on several companies including Capstone Mining Corp. and has over 35 years' experience as a director and senior executive of a number of publicly-listed international companies, including Far West Mining Ltd. and Teck. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of the Company's compensation policies and practices.

Governance and Nominating Committee

The Governance and Nominating Committee is composed of Rick Van Nieuwenhuyse, Michael Winn and Terry Krepiakevich, all of whom are independent directors under the tests prescribed by NI 52-110 and Section 803A of the NYSE MKT Company Guide.  The Governance and Nominating Committee and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees, and for annually assessing Board performance. The Nominating & Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of the Company are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

D. Employees

At December 31, 2015, the Company had 60 permanent and seasonal employees.  A total of 7 were employed in the care and maintenance of the Bellekeno mine and mill site care and maintenance, and a further 2 were employed in mineral exploration and evaluation activities.  A total of 44 were employed in the environmental services business, with the remaining 7 employed in respect of executive management and administrative support.  Significant aspects of both the mining business and the environmental services business require specialized skills and knowledge in areas that include geology, mining, metallurgy, engineering, environmental contamination treatment, permitting and regulatory compliance, as well as environmental and social policy issues.  In the period 2010 through 2012, skill shortages within the mining industry in general, and particularly within Yukon Territory, made it more challenging to recruit and retain qualified employees in these fields.  Alexco was generally successful in recruiting and retaining the key personnel necessary to its operating needs, though recruitment of skilled mill operators was an ongoing challenge for Bellekeno mine operations through mid-2012. By the end of 2012, the mill work force complement had stabilized. However, recruitment and retention of qualified employees in the mining sector remains a risk factor, and a re-start of Alexco's mining operations will necessitate the re-hiring of mine and mill personnel.

E. Share Ownership

As of April 22, 2016, the Company had 77,417,690 shares outstanding.  Based on information provided by such persons, as at the date hereof the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 4,707,399 common shares of the Company (including 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), a company controlled by Mr. Nauman), representing approximately 6% of the issued and outstanding common shares of the Company.  In addition, the directors and executive officers of the Company as a group held stock options for the purchase of an aggregate of 3,427,500 common shares in the capital of the Company, representing approximately 58% of all outstanding options. In addition, the directors and executive officers of the Company as a group held 491,663 RSUs of which 461,666 can be settled by way of shares issued from treasury for a further 461,666 common shares and 29,997 can be settled by way of shares held by its plan trustee.  The following table sets forth details of all Named Executive Officer and Director beneficial share ownership and percentage of ownership as of April 22, 2016.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percent(*)
Clynton R. Nauman(1)	4,782,336(2)	6.4%
Terry Krepiakevich	131,045(3)	**
Rick Van Nieuwenhuyse	143,412(4)	**
Michael D. Winn	133,334(5)	**
Richard N. Zimmer	73,189	**
Bradley Thrall	1,177,530(6)	1.4%
Michael Clark	160,696(7)	**
Alan McOnie	418,358(8)	**

*	Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from April 22, 2016, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 77,391,023 common shares outstanding as of April 22, 2016.
**	Less than one percent
(1)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Mr. Nauman.
(2)	Includes 935,000 shares issuable upon exercise of outstanding options within 60 days of April 22, 2016.
(3)	Includes 75,000 shares issuable upon exercise of outstanding options within 60 days of April 22, 2016.
(4)	Includes 75,000 shares issuable upon exercise of outstanding options within 60 days of April 22, 2016.
(5)	Includes 75,000 shares issuable upon exercise of outstanding options within 60 days of April 22, 2016.
(6)	Includes 604,167 shares issuable upon exercise of outstanding options within 60 days of April 22, 2016.
(7)	Includes 145,001 shares issuable upon exercise of outstanding options within 60 days of April 22, 2016.
(8)	Includes 403,333 shares issuable upon exercise of outstanding options within 60 days of April 22, 2016.

Equity Compensation Plan Information

The following table sets out information as of the end of the Company's most recently completed financial year, December 31, 2015, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,444,497	$3.20	2,516,645
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,444,497	$3.20	2,516,645

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other Company or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company's directors and senior officers, the following table sets forth certain information as at April 22, 2016, concerning the ownership of the Company's common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company's common shares, who owned more than five percent of the outstanding shares of each class of the Company's voting securities.

Name	Number of Shares of Common Stock Owned	Percent of Class *

Clynton Nauman	5,290,669(1)	6.8%

*
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from, April 22, 2016, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 77,391,023 common shares outstanding as of April 22, 2016.

(1)	Includes 3,847,336 common shares, 1,360,000 common shares acquirable upon exercise of outstanding stock options and 83,333 common shares acquired through vesting of RSUs.

Changes in ownership by major shareholders

To the best of the Company's knowledge there have been no changes in the ownership of the Company's shares by major shareholders other than disclosed herein.

Voting Rights

The Company's major shareholders do not have different voting rights.

Shares Held in the United States

As of April 22, 2016, there were approximately 124 registered holders of the Company's shares in the United States, with combined holdings of 8,557,503 common shares.

Change of Control

As of the date of this Annual Report on Form 20-F, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another Company, any foreign government, or any other natural or legal person, severally or jointly.

B. Related Party Transactions

The Company's related parties include its subsidiaries and key management personnel.
(a)	Key Management Personnel Compensation

	2015	2014	2013

Salaries and other short-term benefits	$1,831	$1,919	$2,150
Share-based compensation	543	830	1,923
	$2,374	$2,749	$4,073

Key management includes the Company's Board of Directors and members of senior management.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report on Form 20-F:

•	Independent Auditors' Report;
•	Consolidated Balance Sheets as at December 31, 2015 and 2014;
•	Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2015, 2014 and 2013;
•	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013;
•	Consolidated Statements of Shareholders' Equity for the years ended December 31, 2015, 2014 and 2013; and
•	Notes to Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013.

Legal Proceedings

The Company is not a party to any legal proceedings involving a claim for damages in excess of ten percent of the Company's current assets, nor is a party to any regulatory actions, and is not aware of any such proceedings or actions known to be contemplated.

Dividend Policy

The Company has not paid any dividends on its common shares since its incorporation.  Any decision to pay dividends on common shares in the future will be made by the Board of Directors on the basis of the earnings, financial requirements and other conditions existing at such time.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Price History of Stock

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the symbol "AXR", and on the NYSE MKT Equities Exchange under the symbol "AXU".

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX and in United States dollars on NYSE MKT in the United States for the Company's common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX (Canadian Dollars)		NYSE MKT (United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2015	$0.78	$0.35	$0.64	$0.27
2014	$2.50	$0.50	$2.27	$0.44
2013	$4.71	$0.94	$4.72	$0.90
2012	$8.39	$3.19	$8.48	$3.21
2011	$9.75	$5.87	$10.28	$5.73
2015	High	Low	High	Low
Fourth Quarter ended December 31, 2015	$0.67	$0.43	$0.51	$0.32
Third Quarter ended September 30, 2015	$0.62	$0.39	$0.49	$0.29
Second Quarter ended June 30, 2015	$0.66	$0.42	$0.51	$0.34
First Quarter ended March 31, 2015	$0.78	$0.35	$0.64	$0.27
2014	High	Low	High	Low
Fourth Quarter ended December 31, 2014	$0.77	$0.50	$0.69	$0.44
Third Quarter ended September 30, 2014	$1.53	$0.79	$1.44	$0.65
Second Quarter ended June 30, 2014	$1.77	$0.98	$1.66	$0.91
First Quarter ended March 31, 2014	$2.50	$1.37	$2.27	$1.20
Last Six Months	High	Low	High	Low
March 2016	$1.38	$0.92	$1.09	$0.67
February 2016	$1.07	$0.55	$0.78	$0.37
January 2016	$0.56	$0.41	$0.39	$0.28
December 2015	$0.53	$0.43	$0.38	$0.32
November 2015	$0.64	$0.46	$0.50	$0.34
October 2015	$0.67	$0.54	$0.51	$0.42

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

The Notice of Articles and Articles do not address the Company's objects and purposes and there are no restrictions on the business the Company may carry on.

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

Unless the BCBCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders must be taken by a "special resolution".  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  The BCBCA contains provisions which require a "special resolution" for effecting certain corporate actions.  The principal corporate actions that require a "special resolution" include:

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

The Company's Articles provide that the Company, subject to the BCBCA, may:

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

Not less than 21 days' notice of any general meeting specifying the date, time and location of any meeting of shareholders and in case of special business, the general nature of that special business shall be given in the manner mentioned in Part 10 of the Articles or otherwise as prescribed by law to any person as may by law or under the Articles or other regulations of the Company be entitled to receive the notice from the Company.  The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the person entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice.

There are no limitations on the rights of non-resident or foreign shareholders to own securities or exercise voting rights on the securities

There is no provision of the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

There are no provisions in the Company's Articles or in the BCBCA governing the threshold above which shareholder ownership must be disclosed.  Under applicable Canadian securities laws, any person holding or having beneficial ownership or control or direction over more than 10% of the Company's issued shares is required to file insider and other reports disclosing such shareholdings.

C. Material Contracts

The Silver Wheaton Streaming Agreement , as amended (as described under "Item 4.A History and Development of the Company – Three Year History"), is the only material contract entered into by the Company within the year ended December 31, 2015 or before such time that are still in effect, other than in the ordinary course of business.
D. Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer's securities, except as discussed below under "Item 10. Additional Information, E. Taxation."

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a Company, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a holder who, for purposes of the Income Tax Act (Canada) (the "Tax Act") and the Canada‑United States Income Tax Convention, 1980, as amended (the "Treaty"), is resident in the United States, beneficially holds the common shares as capital property and does not use or hold the common shares in the course of carrying on a business in Canada (a "U.S. Holder").  The common shares will generally be considered to be capital property unless the U.S. Holder holds the common shares in the course of carrying on a business, or acquires the common shares in a transaction or transactions considered to be an adventure in the nature of trade.

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

A U.S. Holder will be liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares.  The rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend paid.  However, the Treaty will reduce that withholding tax rate, provided the U.S. Holder is eligible for benefits under the Treaty.  Where applicable, the general rate of withholding tax under the Treaty will be 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company, the rate of withholding tax will be reduced to 5%.  The Company will be required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit that tax to the Receiver General for Canada on account of the U. S. Holder.  Not all persons who are residents of the United States will qualify for benefits under the Treaty.  U.S. Holders are advised to consult their own tax advisors in this regard.

A U.S. Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes "taxable Canadian property" to the U.S. Holder for purposes of the Tax Act.  Provided that the common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which includes the TSX) at the time of disposition, the common shares will generally not constitute "taxable Canadian property" to a U.S. Holder unless, at any time during the 60‑month period immediately preceding the disposition (i) the U.S. Holder, together with persons with whom the U.S. Holder does not deal at "arm's length" for the purposes of the Tax Act, owned 25% or more of the issued shares of any class of shares of the Company and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or a combination of real or immovable property situated in Canada, "Canadian resource properties" or "timber resource properties" (as such terms are defined in the Tax Act), or options or interests in respect of any such properties.

Provided the common shares are listed at the time of disposition on the TSX or other "recognized stock exchange" (which includes the TSX) for purposes of the Tax Act, a U.S. Holder who disposes of common shares will not be required to satisfy the obligations imposed under Section 116 of the Tax Act and, as such, the purchaser of such shares will not be required to withhold any amount on the purchase price paid and the US Holder will not have to apply to obtain a certificate of compliance related to the disposition of the common shares.

U.S. Holders whose common shares may constitute "taxable Canadian property" should consult their own tax advisors.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").
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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

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
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that:  (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules."

Taxation of Distributions
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below).  However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction".  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on an established securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" ("PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was not a PFIC for the tax year ended December 31, 2015.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

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

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets.  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.
While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

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

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

I. Subsidiary Information

Not Applicable.

Item 11 Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:
	December 31 2015	December 31 2014
Trade receivables, net of provision – Currently due Past due by 90 days or less, not impaired Past due by greater than 90 days, not impaired	$992 872 5	$1,171 1,224 48
Cash Demand deposits Term deposits	1,869 5,350 2,813 8,960	2,443 2,526 6,113 10,215
	$18,992	$21,297

Substantially all of the Corporation's cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables.

Management actively monitors the Corporation's exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation's major customers include government organizations as well as substantial corporate entities. As at December 31, 2015, trade receivables are recorded net of a recoverability provision of $575,000 (2014 – $479,000).
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company has no significant exposure at December 31, 2015 or 2014 to interest rate risk through its financial instruments.
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Company coordinates this planning and budgeting process with its financing activities through the capital management process. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31 2015	December 31 2014
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less In later than 90 days, not later than one year	$2,143 -	$2,375 -
	$2,143	$2,375

Under the agreement with Silver Wheaton, as of December 31, 2017, if mining operations remain suspended or the 400 tonne per day throughput test has not yet been completed, the Company may be required to refund an amount to Silver Wheaton depending on the extent to which it has achieved such test, the maximum amount of which refund would be US$9,750,000.
Price Risk
Under the terms of the off-take agreements by which the Bellekeno mine concentrates were sold, pricing was based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate.  The Company is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency.  Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Company's primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.
Currency Risk
Substantially all of the Company's property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada.  However, when commercial production commenced at the Bellekeno mine, the Company's exposure to US dollar currency risk significantly increased as sales of concentrate were effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Company's operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Company is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31 2015	December 31 2014
Cash and demand deposits	$4,560	$6,340
Accounts and other receivable	589	1,354
Accounts payable and accrued liabilities	(477)	(421)
Net exposure	$4,672	$7,273

Based on the above net exposure at December 31, 2015, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $467,000 decrease or increase respectively in both net and comprehensive loss (2014 – $727,000).  The Corporation has not employed any currency hedging programs during the current period.
Item 12. Description of Securities Other than Equity Securities

A. – C.

Not Applicable.

D. American Depository Receipts
The Company does not have securities registered as American Depository Receipts.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E.  Use of Proceeds

Not Applicable.

Item 15 Controls and Procedures

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's audit committee and management, including the Company's Chief Executive Officer (the "CEO") and the Company's Chief Financial Officer (the "CFO") of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of December 31, 2015.  Based on their evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management's Annual Report on Internal Control Over Financial Reporting

The Company's management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.  The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.  The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company's management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2015.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at December 31, 2015.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent auditor regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002, as amended, which provides that issuers that are not an "accelerated filer" or "large accelerated filer" are exempt from the requirement to provide an auditor attestation report.
D. Changes in Internal Control Over Financial Reporting

There has been no change in Alexco's internal control over financial reporting during Alexco's fiscal year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, Alexco's internal control over financial reporting.

Item 16.   [Reserved]

Item 16A Audit Committee Financial Expert

The Company's Board of Directors has determined that Mr. Krepiakevich qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide) and is financially sophisticated, in that he has an understanding of IFRS and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Krepiakevich is a member of the Board of Directors of several publicly-listed and private companies since July 2011.  From June 2006 to July 2011, Mr. Krepiakevich was the Chief Financial Officer of SouthGobi Resources Ltd., a publicly-listed mining company focused on exploring and developing coal deposits in Mongolia's South Gobi Region.  Previously, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services.  Prior to his position with Maynards, Mr. Krepiakevich was a senior officer in a number of private and public issuers.  He is a Canadian qualified Chartered Professional Accountant and was employed with the international accounting firm Peat Marwick Thorne (KPMG), where he worked with a number of companies in mining and related industries.
Item 16B Code of Ethics

The Company maintains a written Code of Business Conduct and Ethics (the "Code"), compliance with which is mandatory for all directors, officers and employees.  Included within the Code is a requirement that all directors, officers and employees comply with all laws and governmental regulations applicable to Alexco's activities, including but not limited to maintaining a safe and healthy work environment, promoting a workplace that is free from discrimination or harassment and conducting all activities in full compliance with all applicable environmental laws.  All directors, officers and employees are required to certify in writing their acknowledgement of and compliance with the Code, at the time of hiring and at least annually thereafter.  A senior executive of the Company is formally appointed the role of Company Ethics Officer, responsible for ensuring adherence to the Code, investigating any reported violations, and ensuring appropriate responses, including corrective action and preventative measures, are taken when required.
A copy of the Code in full text is available on the Company's website at www.alexcoresource.com and in print to any shareholder who requests it.  All required substantive amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company's website within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Item 16C Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, Chartered Professional Accountants, serve as the independent auditors for the Company and have acted as the Company's independent auditor for the years ended December 31, 2015, 2014 and 2013. The chart below sets forth the total amount billed the Company by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
December 31, 2015	$190,000	$45,000	$Nil	$Nil
December 31, 2014	$288,500	$64,075	$Nil	$Nil

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audits of the Company's consolidated annual financial statements and internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees".  This category includes but is not limited to fees billed for independent auditor review of the interim financial statements, advisory services associated with the Company's financial reporting and fees charged for services rendered in connection with registration statements and other securities offering documents.
"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.
"All Other Fees" include all fees charged by PricewaterhouseCoopers LLP for products or services other than those charged for "Audit Fees", "Audit-Related Fees" and "Tax Fees".
The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2015.  The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company's independent auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants.  Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  No fees paid to PricewaterhouseCoopers LLP in either of the fiscal years ended December 31, 2015 or 2014 were approved pursuant to the de minimus exception.
Item 16D Exemptions from the Listing Standards for Audit Committees

None.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F Changes in Registrants Certifying Accountant

None.

Item 16G Corporate Governance

The Company's common shares are listed on the NYSE MKT.  Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is set forth on the Company's website at www.alexcoresource.com.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.alexcoresource.com.  Information contained on the Company's website is not part of this Annual Report on Form 20-F.

A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

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

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, as amended and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Item 16H Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act").  During the year ended December 31, 2015, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Part III

Item 17 Financial Statements

See "Item 18 – Financial Statements".

Item 18 Financial Statements

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).
The following Financial Statements pertaining to the Company are filed as part of this Annual Report on Form 20-F:

Item 19 Exhibits

Exhibit Number Name
1.1	Articles of Incorporation and By-Laws, incorporated by reference to Exhibit 1.1 to the Company's Form 20-F filed with the Commission on April 24, 2015
4.1	Silver Streaming Agreement dated October 2, 2008 between Alexco Resource Corp. and Silver Wheaton Corp. incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished to the Commission on October 15, 2008
4.2	Amendment No. 1 to Silver Streaming Agreement, dated October 20, 2008, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished to the Commission on October 29, 2008
4.3	Amendment No. 2 to Silver Streaming Agreement, dated December 10, 2008, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished to the Commission on January 6, 2009
4.4	Amendment No. 3 to Silver Streaming Agreement, dated December 22, 2009, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished to the Commission on December 23, 2009

4.5	Amendment No. 4 to Silver Streaming Agreement, dated March 31, 2010, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished to the Commission on April 8, 2010
4.6	Amendment No. 5 to Silver Streaming Agreement, dated January 15, 2013, incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished to the Commission on February 8, 2013
4.7	Amendment No. 6 to Silver Streaming Agreement, dated March 11, 2014,, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished to the Commission on March 26, 2013
4.8	Amendment No. 7 to Silver Streaming Agreement, dated June 16, 2014, incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished to the Commission on June 19, 2014
4.9	Amendment No. 8 to Silver Streaming Agreement, dated October 29, 2014, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished to the Commission on November 10, 2014
4.10	Amendment No. 7 to Silver Streaming Agreement, dated December 17, 2015.
4.11	Management contract for Mr. Nauman dated January 1, 2007, incorporated by reference to Exhibit 4.10 to the Company's Form 20-F filed with the Commission on April 24, 2015
4.12	Amendment to contract for Mr. Nauman dated July 1, 2013, incorporated by reference to Exhibit 4.10 to the Company's Form 20-F filed with the Commission on April 24, 2015
4.13	Management contract for Mr. Thrall dated January 1, 2007, incorporated by reference to Exhibit 4.12 to the Company's Form 20-F filed with the Commission on April 24, 2015
4.14	Amendment to contract for Mr. Thrall dated July 1, 2013, incorporated by reference to Exhibit 4.13 to the Company's Form 20-F filed with the Commission on April 24, 2015
4.15	Management contract for Mr. McOnie dated February 2, 2011, incorporated by reference to Exhibit 4.14 to the Company's Form 20-F filed with the Commission on April 24, 2015
4.16	Management contract for Mr. Clark dated December 15, 2014, incorporated by reference to Exhibit 4.15 to the Company's Form 20-F filed with the Commission on April 24, 2015
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Mineral Claims Information

Alexco Resource Corp.

Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013
(Expressed in Canadian Dollars)

Index
Independent Auditor's Report	89-90
Consolidated Financial Statements
Consolidated Balance Sheet	91
Consolidated Statements of Loss and Comprehensive Loss	92
Consolidated Statements of Cash Flows	93
Consolidated Statements of Shareholders' Equity	94
Notes to the Consolidated Financial Statements	95-123

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco's assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco's directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco's financial statements.

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

Management assessed the effectiveness of Alexco's internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has concluded that Alexco's internal control over financial reporting was effective as at December 31, 2015.

"Clynton R. Nauman" (signed)	"Michael Clark" (signed)
Clynton R. Nauman President and Chief Executive Officer March 22, 2016	Michael Clark Chief Financial Officer

March 22, 2016

Independent Auditor's Report

To the Shareholders of Alexco Resource Corp.

We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
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

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, British Columbia
March 22, 2016

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(expressed in thousands of Canadian dollars)
	Note	2015	2014

ASSETS

Current Assets
Cash and cash equivalents	6	$8,163	$8,639
Accounts and other receivables	7	2,488	3,951
Restricted cash and deposits	9	4,089	1,063
Inventories	8	82	73
Prepaid expenses and other current assets		407	503
		15,229	14,229

Non-Current Assets
Restricted cash and deposits	9	4,871	9,152
Inventories	8	5,165	5,167
Long-term investments		386	597
Property, plant and equipment	10	16,092	17,935
Mineral properties	11	60,483	57,772
Intangible assets		316	343

Total Assets		$102,542	$105,195

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	13	$2,143	$2,398
Environmental services contract loss provision	14	116	59
Deferred revenue		447	1,338
Flow-through share premium pending renunciation	17	307	-
		3,013	3,795
Non-Current Liabilities
Environmental services contract loss provision	14	211	204
Deferred revenue		272	479
Silver streaming interest	15	18,118	18,118
Decommissioning and rehabilitation provision	16	5,111	4,151
Deferred income tax liabilities	22	784	1,411

Total Liabilities		27,509	28,158

Shareholders' Equity		75,033	77,037

Total Liabilities and Shareholders' Equity		$102,542	$105,195

COMMITMENTS	29

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

"Terry Krepiakevich"	"Michael Winn"
(signed)	(signed)

Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share and share amounts)
	Note	2015	2014	2013

Revenues
Mining operations		$-	$361	$43,114
Environmental services		14,662	14,925	16,319
Total revenues		14,662	15,286	59,433

Cost of Sales	19
Mining operations		-	-	43,143
Environmental services		11,411	10,037	7,470
Total cost of sales		11,411	10,037	50,613

Gross Profit (Loss)
Mining operations		-	361	(29)
Environmental services		3,251	4,888	8,849
Total gross profit		3,251	5,249	8,820

General and administrative expenses	20	8,474	8,466	12,471
Mine site care and maintenance	21	2,351	3,130	1,210
Foreign exchange gain		(1,054)	(660)	(182)
		9,771	10,936	13,499

Operating Loss		(6,520)	(5,687)	(4,679)

Other Income (Expenses)
Investment income		101	66	246
Other income		14	-	-
Finance costs		(56)	(42)	(47)
Derivative loss		-	(14)	(98)
Write-down of mineral properties	12	-	(25,103)	(51,840)
Write-down of property, plant and equipment	12	-	(4,828)	(3,501)
Loss on impaired long-term investments		(155)	-	(2,160)

Loss Before Taxes		(6,616)	(35,608)	(62,079)

Income Tax Provision (Recovery)
Current	22	(24)	18	231
Deferred	22	(1,083)	(2,854)	(11,860)

Net Loss		(5,509)	(32,772)	(50,450)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax $456, $251, $nil		(472)	(24)	(311)
Gain (loss) on long-term investments		(211)	72	(2,062)
Recycle loss on impaired long-term investments to statement of loss		155	-	2,160

Total Comprehensive Loss		$(6,037)	$(32,724)	$(50,663)

Loss Per Share
Basic	23	$(0.08)	$(0.50)	$(0.81)
Diluted	23	$(0.08)	$(0.50)	$(0.81)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
The accompanying notes are an integral part of these consolidated financial statements
(expressed in thousands of Canadian dollars)	2015	2014	2013

Cash Flows from Operating Activities
Net (loss) income	$(5,509)	$(32,772)	$(50,450)
Items not affecting cash from operations:
Deferred revenue	(1,098)	411	(570)
Depletion of mineral properties	-	-	15,585
Environmental services contract loss provision (note 14)	64	150	(1,653)
Silver streaming interest amount recognized	-	(72)	(9,892)
Depreciation of property, plant and equipment	2,168	2,906	2,915
Amortization of intangible assets	78	43	137
Share-based compensation expense	645	1,038	2,419
Finance costs, foreign exchange and other	(1,142)	(598)	(173)
Write-down of inventory	-	-	886
Write-down of mineral properties	-	25,103	51,840
Write-down of property, plant and equipment	-	4,828	3,501
Loss on impaired long-term investments	155	-	2,160
Write-off of receivables	643	-	-
Deferred income tax recovery	(1,083)	(2,854)	(11,854)
Release of restricted cash on Globeville security	1,685	-	-

Changes in non-cash working capital balances related to operations
Decrease in accounts and other receivables	821	978	4,868
(Increase) decrease in inventories	(8)	20	908
(Increase) decrease in prepaid expenses and other current assets	97	(67)	105
Increase (decrease) in accounts payable and accrued liabilities	(199)	161	(7,195)
Increase (decrease) in income taxes payable	(23)	2	(130)

	(2,706)	(723)	3,407

Cash Flows from Investing Activities
Expenditures on mining operations properties	(264)	(699)	(9,639)
Expenditures on exploration and evaluation properties	(1,769)	(5,652)	(10,429)
Purchase of property, plant and equipment	(44)	(136)	(2,041)
Decrease (increase) in restricted cash and deposits	692	60	(530)

	(1,385)	(6,427)	(22,639)

Cash Flows from Financing Activities
Proceeds from issuance of shares	3,962	8,068	7,035
Issuance costs	(347)	(889)	(552)
Proceeds from exercise of shares options	-	-	140
Purchase of RSU settlement shares	-	-	(1,869)

	3,615	7,179	4,754

Increase (decrease) in Cash and Cash Equivalents	(476)	29	(14,478)
Cash and Cash Equivalents - Beginning of Year	8,639	8,610	23,088

Cash and Cash Equivalents - End of Year	8,163	8,639	8,610

SUPPLEMENTAL CASH FLOW INFORMATION (see note 26)

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(expressed in thousands of Canadian dollars)

	Common Shares

	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Net loss	-	-	-	-	-	(5,509)	-	(5,509)
Other comprehensive loss	-	-	-	-	-	-	(528)	(528)
Equity offering, net of issuance costs (note 17)	7,662,500	3,257	63	-	-	-	-	3,320
Share-based compensation expense recognized	-	-	-	713	-	-	-	713
Share options forfeited or expired	-	-	-	(1,234)	1,234	-	-	-
Release of RSU settlement shares	227,957	620	-	(620)	-	-	-	-

Balance - December 31, 2015	77,226,023	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Balance - December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

Net loss	-	-	-	-	-	(32,772)	-	(32,772)
Other comprehensive loss	-	-	-	-	-	-	48	48
Equity offering, net of issuance costs (note 17)	7,015,000	6,102	1,342	-	-	-	-	7,444
Share-based compensation expense recognized	-	-	-	1,138	-	-	-	1,138
Share options forfeited or expired	-	-	-	(3,088)	3,088	-	-	-
Release of RSU settlement shares	148,333	623	-	(623)	-	-	-	-

Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Balance - December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net loss	-	-	-	-	-	(50,450)	-	(50,450)
Other comprehensive loss	-	-	-	-	-	-	(213)	(213)
Equity offering, net of issuance costs (note 17)	2,100,000	4,442	-	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	-	2,585	-	-	-	2,585
Exercise of share options	45,000	204	-	(65)	-	-	-	139
Share options forfeited or expired	-	-	-	(2,377)	2,377	-	-	-
Release of RSU settlement shares	43,335	164	-	(164)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	-	(1,869)

Balance - December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

1.	Description of Business and Nature of Operations
Alexco Resource Corp. ("Alexco" or the "Corporation") was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005.  Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia).  The Corporation operates two principal businesses:  a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group ("AEG"), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.
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
In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.
 Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).  The Corporation's corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.
2.	Basis of Preparation and Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 22, 2016.
These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value.  All figures are expressed in Canadian dollars unless otherwise indicated.
3.	Summary of Significant Accounting Policies
The significant accounting policies used in the preparation of these financial statements are summarized below.
(a)	Basis of Consolidation
The Corporation's consolidated financial statements include the accounts of the Corporation and its subsidiaries.  Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity.   Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.
The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned:  Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. ("ERDC"), Alexco Exploration Canada Corp., Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (U.S.) Inc. (formerly Alexco Resource U.S. Corp.) ("AEG US"), and Alexco Financial Guaranty Corp. ("AFGC").

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.
(b)	Cash and Cash Equivalents
Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.  Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.
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
Depreciation of property, plant and equipment is calculated using the following methods:
Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

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
Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation's intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives.
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
The recoverable amount is the higher of an asset's "fair value less cost of disposal" and "value-in-use". Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash‐generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a cash generating unit ("CGU") for impairment assessment purposes.  "Fair value less cost of disposal" is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm's length transaction between knowledgeable and willing parties.  In assessing "value-in-use", the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.
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
Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. ("Silver Wheaton") have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.
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
Revenue arising from sale of concentrate under the Corporation's off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. Revenue from the sale of concentrate is recorded net of charges for smelter treatment and refining. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue. All amounts received in respect of payable metals within concentrate are accounted for on a co-product basis and are included in revenue.

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
The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant.  Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value.  Share-based compensation expense is recognized over the tranche's vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.
(l)	Flow-Through Shares
The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow‐through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.
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
The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars.
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
Diluted earnings (loss) per share is calculated using the treasury share method whereby all "in the money" options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.
(q)	Financial Instruments
Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument's classification.
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
Impairment losses on financial assets carried at amortized cost or a debt instrument carried as available-for-sale are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.  Impairments relating to investments in available-for-sale equity instruments are not reversed through profit or loss.
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

4.	New and Revised Accounting Standards Adopted
The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2015. These accounting standards are not expected to have a significant effect on the Company's accounting policies or financial statements:

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

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
5.	Critical Judgements and Major Sources of Estimation Uncertainty
The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management's experience and expectations of future events that are believed to be reasonable under the circumstances.   The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.
The most significant judgments and estimates made by management in preparing the Corporation's financial statements are described as follows:
•	Mineral Resources
The determination of the Corporation's estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation's financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes.
•	Impairment of Non-Current Non-Financial Assets
The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management's estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

In the preparation of the Corporation's December 31, 2014 consolidated financial statements, certain indicators of potential impairment were identified, and a review of the carrying amounts of non-current non-financial assets was carried out as a result.  See note 13 for details on the significant judgements, estimates and assumptions applied in carrying out this review.
•	Decommissioning and Rehabilitation Provision
Management's determination of the Corporation's decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.
6.	Cash and Cash Equivalents
	December 31 2015	December 31 2014
Cash at bank and on hand	$5,350	$2,526
Short-term bank deposits	2,813	6,113

	$8,163	$8,639
7.	Accounts and Other Receivables
	December 31 2015	December 31 2014
Trade receivables	$2,888	$2,922
Interest and other	175	1,508
Less: allowance for doubtful accounts	(575)	(479)

	$2,488	$3,951

8.	Inventories
	December 31 2015	December 31 2014
Ore in stockpiles and mining supplies	$5,165	$5,167
Materials and supplies	82	73

	$5,247	$5,240

As of December 31, 2015, the Company held ore in stockpiles and mining supplies of $5,165,000 (2014 - $5,167,000). Due to the expected timing of production recommencing, this amount is classified as a non-current asset.  During the year ended December 31, 2015, the cost of inventories recognized as an expense and included in mining cost of sales was $nil (2014 - $nil; 2013 – $44,714,000), and also included in mining cost of sales were write-downs of lead concentrate inventory totaling $nil (2014 - $nil; 2013 – $886,000)) (see note 19).
9.	Restricted Cash and Deposits
	December 31 2015	December 31 2014

Security for remediation services agreement	$4,543	$5,800
Security for decommissioning obligations	4,189	4,186
Other	228	229

Restricted cash and deposits	8,960	10,215

Less: Current portion	4,089	1,063

	$4,871	$9,152

Security for remediation services agreement of $4,543,000 (US$3,283,000) as at December 31, 2015 (2014 - US$5,000,000; 2013 – US$5,000,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer.  The current portion of $4,089,000 is the estimated security that will be released as per the service agreement within the next twelve months.

10.	Property, Plant and Equipment
Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$1,364	$5,667	$23,632	$7,276	$1,294	$39,233
Additions	-	-	119	14	11	144
Write-downs		(463)	(3,927)	(438)	-	(4,828)
Decommission change in estimate	-	-	145	-	-	145
Disposals	-	-	-	(78)	-	(78)

December 31, 2014	1,364	5,204	19,969	6,774	1,305	34,616
Additions	-	9	-	25	17	51
Write-downs	-	-	-	-	-	-
Decommission change in estimate	-	-	433	-	-	433
Disposals	-	-	-	(92)	-	(92)

December 31, 2015	$1,364	$5,213	$20,402	$6,707	$1,322	$35,008

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$95	$2,916	$5,154	$4,158	$1,100	$13,423
Depreciation	60	597	1,554	1,033	57	3,301
Disposal	-	-	-	(43)	-	(43)

December 31, 2014	155	3,513	6,708	5,148	1,157	16,681
Depreciation	60	433	1,080	697	51	2,321
Disposal	-	-	-	(86)	-	(86)

December 31, 2015	$215	$3,946	$7,788	$5,759	$1,208	$18,916

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

December 31, 2014	$1,209	$1,691	$13,261	$1,626	$148	$17,935

December 31, 2015	$1,149	$1,267	$12,614	$948	$114	$16,092

During the year ended December 31, 2015, the Corporation recorded total depreciation of property, plant and equipment of $2,321,000 (2014 – $3,301,000; 2013 - $3,455,000), of which $2,168,000 (2014 – $2,906,000; 2013 - $2,915,000) has been charged to income with $nil (2014 – $nil; 2013 - $1,997,000) recorded to mining cost of sales, $279,000 (2014 – $307,000; 2013 - $156,000) recorded in environmental services cost of sales and $1,889,000 (2014 – $2,599,000; 2013 - $762,000) reflected under general expenses and mine site care and maintenance.
Of the balance, $153,000 (2014 – $395,000; 2013 - $448,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.
On December 31, 2014, the Corporation recorded an impairment charge to property, plant and equipment totaling $4,828,000 (2013 - $3,501,000; 2012 - $nil) (see note 13).

11.	Mineral Properties

	December 31, 2014	Expenditures Incurred	Written Down	December 31 2015

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,149	$684	$-	$8,833
Lucky Queen	1,924	34	-	1,958
Onek	255	34	-	289
McQuesten	3,690	104	-	3,794
Silver King	7,154	-	-	7,154
Flame & Moth	20,467	445	-	20,912
Bermingham	9,717	1,342	-	11,059
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	5,342	68	-	5,410
Other	190	-	-	190

Total	$57,772	$2,711	$-	$60,483

	December 31, 2013	Expenditures Incurred	Written Down	December 31 2014

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$278	$(9,844)	$8,149
Lucky Queen	9,084	90	(7,250)	1,924
Onek	807	447	(999)	255
McQuesten	3,670	20	-	3,690
Silver King	6,986	168	-	7,154
Flame & Moth	15,002	5,465	-	20,467
Bermingham	9,157	560	-	9,717
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	12,352	-	(7,010)	5,342
Other	190	-	-	190

Total	$75,847	$7,028	$(25,103)	$57,772

	Mining Operations Properties	Exploration and Evaluation Properties	Total

December 31, 2015
Cost	$130,007	$56,413	$186,420
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$11,080	$49,403	$60,483

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

(a)	Keno Hill District Properties
The Corporation's mineral interest holdings in the Keno Hill District, located in Canada's Yukon Territory, are comprised of a number of properties.
The majority of the Corporation's mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, "UKHM") in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the "Subsidiary Agreement"), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit's water related care and maintenance and water related components of closure reclamation.

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
In July 2013, the Corporation executed an amended and restated Subsidiary Agreement, the ARSA, with the Government of Canada.  Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of closure plan development costs than provided for under the Subsidiary Agreement, retroactive to 2009.  As a result, included in revenues for AEG for the year ended December 31, 2013 is $1,983,000 in retroactive fees. Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan.  Furthermore, with respect to care and maintenance activity during the closure reclamation planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable care and maintenance fees. As a result, included in AEG 2013 cost of sales is an $850,000 reduction in the Corporation's environmental services contract loss provision.
Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital.  That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2015 a total of $37,000 in such royalties had been paid.  Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights.  The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.
The ARSA can be terminated at ERDC's election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments' election should ERDC be declared in default under the ARSA.

(b)	Mining Operations
The Corporation's mining operations reflected production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.
From September 2013, Bellekeno mining operations have been suspended in light of a sharply reduced silver price environment.
Keno Hill Royalty Encumbrances
As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation's non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year. A limited number of the Corporation's non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.
12.	Impairment
The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value. During the year ended December 31, 2015, the carrying amounts of the Corporation's net assets were assessed on key assumptions and no further impairment was identified.  During the years ended December 31, 2014 and 2013, the carrying amount of the Corporation's net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, metal prices have been volatile and silver has experienced a significant decline through these periods. In 2014 silver prices decreased from a high of $22.05 per ounce to a low of $15.97 per ounce. As a result, at both December 31, 2014 and June 30, 2013, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a CGU for this purpose. For the purpose of the impairment tests, the Flame & Moth exploration property was combined with the mining operations assets as this is an integral part if the current mine plan.
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
Recoverable amounts were determined based on estimated fair value less cost of disposal ("FVLCD").  FVLCD for the mining operations CGU was determined based on the net present value of life-of-mine after-tax future cash flows expected to be generated within that unit.  Factors were also applied for the expected benefit of potential operating cost optimizations. This estimate of FVLCD is categorized as Level 3 in the fair value hierarchy (see note 3(q)).  The projected cash flows are based on the following key assumptions:
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

Based on the results of its review, the Corporation recognized an impairment loss at December 31, 2014 totaling $22,921,000 (June 30, 2013 - $55,341,000), attributed as follows:
	Reporting Segment	Impairment Loss December 31, 2014[1]	Impairment Loss June 30, 2013

Mineral properties:
Bellekeno	Mining operations	$9,844	$20,182
Lucky Queen	Mining operations	7,250	9,145
Onek	Mining operations	999	22,513
Total		18,093	51,840

Property, plant and equipment:
Ore processing mill	Mining operations	3,927	2,628
Heavy machinery and equipment	Mining operations	438	483
Camp, roads and other site	Mining operations	463	390
Total		4,828	3,501

Total impairment loss		$22,921	$55,341
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
13.	Accounts payable and accrued liabilities
	December 31 2015	December 31 2014
Trade payables	$923	$1,287
Accrued liabilities and other	1,220	1,111

	$2,143	$2,398

14.	Environmental Services Contract Loss Provision
	December 31 2015	December 31 2014

Balance – beginning of year	$263	$112

Increase (reduction) due to changes in loss estimation	122	35
Increase (reduction) due to current period loss realization	(58)	116
Balance – end of year	327	263

Less: current portion	(116)	(59)

	$211	$204

As described in note 11, ERDC is responsible for carrying out environmental care and maintenance at various sites within the former UKHM mineral rights until acceptance and regulatory approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the original Subsidiary Agreement, the portion of the site-by-site adjusted annual fee determination basis which was billable by ERDC reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities. As a result, an environmental services contract loss provision was previously recognized to reflect aggregate future losses estimated to be realized with respect to such care and maintenance activities.
During the continual review of this contract loss provision estimate and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, management  estimated the date by which the care and maintenance phase will end to be July 2018.

All changes in the contract loss provision are recorded within AEG cost of sales for the period in which they occur.
15.	Silver Streaming Interest
	December 31 2015	December 31 2014
Balance – beginning of year	$18,118	$18,190

Amount recognized in mine site care and maintenance	-	(72)

Balance – end of year	$18,118	$18,118

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver streaming interest agreement (the "Silver Streaming Agreement") with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties.  The Silver Streaming Agreement anticipated that the initial silver deliveries would come from the Bellekeno property.  Under the Silver Streaming Agreement, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50 million, and received further payments of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered.  After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment.
On June 16, 2014, Alexco entered into an agreement with Silver Wheaton to amend the original Silver Streaming Agreement such that, upon payment of US$20 million to Silver Wheaton on or before December 31, 2014 (the "Deadline"), the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver. The variable production payment was defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton would make a production payment to Alexco of US$18.00 per ounce of silver delivered; that payment decreasing by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher.  Upon payment of the US$20 million to Silver Wheaton, the pricing amendment would be effective for a 10 year term from the time mining production re-commences in the district, with an option for Alexco to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest was expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation's existing holdings in the Keno Hill District.
The Deadline was initially extended until December 31, 2015 and Silver Wheaton subsequently confirmed that Alexco has the right, by written notice delivered at any time up to December 31, 2016, to extend the Deadline to December 31, 2016.  If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance will be reduced to nil.
Effective on signing the June 16, 2014 amending agreement, the date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2017. If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the amendments provide that the deadline for this completion test would be further extended to 24 months following the recommencement date.  In addition, pursuant to the June 16, 2014 amending agreement, the Silver Wheaton area of interest was expanded to include additional Alexco currently owned and future acquired properties within one kilometer of existing Alexco holdings in the Keno Hill District.

The Corporation is not obligated to make the US$20 million payment to Silver Wheaton under the June 16, 2014 amending agreement.  However, in order for certain of the amendments to take effect (including the amendment to the fixed price), the Corporation will need to make this payment.  The Corporation will require additional financing to make this payment and there is no assurance that additional financing can be obtained by December 31, 2016 (or such later date as the parties may agree).  If the Corporation is unable to, or chooses not to, make this US$20 million payment, the fixed price payment terms of the original silver purchase agreement will remain in effect and, to satisfy the completion test under the Silver Purchase Agreement, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2017. If the completion test is not satisfied by December 31, 2017, the Corporation would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million.
16.	Decommissioning and Rehabilitation Provision
	December 31 2015	December 31 2014

Balance – beginning of year	$4,151	$3,803

Increase due to re-estimation	904	306
Accretion expense, included in finance costs	56	42

Balance – end of year	$5,111	$4,151

The Corporation's decommissioning and rehabilitation provision consists of costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.  The Company filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. As a result, the Quartz Mining License ("QML") requires that Alexco increase its posted security from $4.2 million to $6.3 million. The $4.2 million currently posted is included in the Corporation's non-current restricted cash and deposits. The Yukon Mine Site Reclamation and Closure Policy Financial Guidelines provide several forms of acceptable security, which includes pledging assets, bank letters of credit, surety bonds and insurance.
The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,178,000 (2014 – $4,780,000), which expenditures are expected to be incurred substantially over the course of the next 19 years.  In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2015, the Corporation has used a risk-free discount rate of 1.87% (2014 – 2.11%) and an inflation rate of 2.0% (2014 – 2.0%).
17.	Shareholders' Equity
The following share transaction took place in the year ended December 31, 2015:
a)	Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,627,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017. The fair values of the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.52% per annum, an expected life equal to the term of the warrants, an expected volatility of 73% and no expected dividends. Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent's commission of $195,000, and other issuance costs of $93,000.

b)	Effective December 8, 2015, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent's commission of $57,600.

c)	94,624 shares were issued from treasury on the vesting of restricted share units.
The following share transaction took place in the year ended December 31, 2014:
a)	In August 2014, the Corporation issued a total of 7,015,000 units at a price of $1.15 per unit in a bought deal financing pursuant to a short form prospectus. Each unit was comprised of one common share and one half of one common share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $1.40 per share at any time until August 21, 2016. The underwriter to the financing received a cash fee of 6.5% of the gross proceeds plus 455,975 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $1.35 per share at any time until August 21, 2016. The net proceeds of the financing were $7,007,000 after the underwriter's fees, including the fair value of the compensation warrants, and other issuance costs of $364,000. The fair values of the unit warrants and the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.1% per annum, an expected life equal to the term of the warrants, an expected volatility of 75% and no expected dividends. A deferred income tax benefit of $266,000 was recorded on the transaction.
The following share transaction took place in the year ended December 31, 2013:
a)	Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 has been attributed to issued common shares, and the remaining $2,205,000 has been attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent's commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

18.	Share-Based Compensation
Incentive Stock Options
At the Corporation's annual general meeting held June 10, 2014, the shareholders approved the amendment of the stock option plan from a fixed to a rolling plan, under which the aggregate number of common shares issuable on exercise of stock options cannot exceed 9% of the number of common shares issued and outstanding. Generally, stock options granted have a maximum term of five years, vesting one third upon granting, one third after one year and one third after two years and exercise price determined by the directors. The exercise price may not be less than the closing quoted price of the Corporation's common shares traded through the facilities of the exchange on which the Company's common shares are listed. As at December 31, 2015, a total of 4,444,497 stock options were outstanding under the plan, and a total of 2,516,645 options remained available for granting.
The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share based compensation expense	-	-	428
Options forfeited or expired	$4.52	(516,333)	(1,234)

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.88	752,000	-
Share based compensation expense	-	-	704
Options forfeited or expired	$5.54	(1,167,833)	(3,088)

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share based compensation expense	-	-	1,477
Options exercised	$3.08	(45,000)	(65)
Options forfeited or expired	$4.30	(1,195,832)	(2,377)

Balance – December 31, 2013	$5.16	4,035,663	$10,096

During the year ended December 31, 2015, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.58% (2014 – 1.4%; 2013 – 1.4%) per annum, an expected life of options of 4 years (2014 – 4 years; 2013 – 4 years), an expected volatility of 67% based on historical volatility (2014 – 65%; 2013 – 70%), an expected forfeiture rate of 3% (2014 – 4%; 2013 – 4%) and no expected dividends (2014 – nil; 2013 - nil).
Incentive share options outstanding and exercisable at December 31, 2015 are summarized as follows:
	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	3.96	$0.60	-	$0.60
$0.60	1,331,000	4.12	$0.60	443,667	$0.60
$1.65	292,500	0.14	$1.65	292,500	$1.65
$1.94	605,500	3.12	$1.94	403,667	$1.94
$3.45	677,997	1.22	$3.45	677,997	$3.45
$4.16	396,000	2.06	$4.16	396,000	$4.16
$6.92	507,000	1.07	$6.92	507,000	$6.92
$7.10	596,000	2.04	$7.10	596,000	$7.10
$8.13	3,500	2.36	$8.13	3,500	$8.13

	4,444,497	2.47	$3.20	3,320,331	$4.00

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2013 was $4.22.

During the year ended December 31, 2015, the Corporation recorded total share-based compensation expense of $428,000 (2014 – $704,000; 2013 - $1,473,000) related to incentive share options, of which $68,000 (2014 – $100,000; 2013 - $213,000) is recorded to mineral properties, $360,000 (2014 – $604,000; 2013 - $1,311,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Subsequent to December 31, 2015, a further 1,787,500 incentive stock options have been granted with an exercise price of $0.84, under the Corporation's incentive stock option plan, another 292,500 have expired unexercised and 130,000 have been forfeited.
Restricted Share Units ("RSUs")
On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation's Board of Directors. The RSU plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.
At the Corporation's annual general meeting held June 10, 2014, the shareholders approved the amendment of the RSU plan whereby RSUs granted subsequent to the date of amendment can be settled in common shares of the Corporation issued from treasury, with the maximum grantable number of such RSUs fixed at 650,000. RSUs granted prior to the date of amendment can be settled only with common shares held by the plan trust and purchased through the open market at the time of granting, and not with shares issued from treasury, and do not reduce the 650,000 RSU fixed limit.

The changes in RSUs outstanding are summarized as follows:
	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2014	507,192	$807

RSUs granted	135,000	-
RSUs forfeited	(53,332)	-
Share-based compensation expense recognized	-	285
RSUs vested	(227,957)	(620)

Balance – December 31, 2015	360,903	$472

Balance – December 31, 2013	401,665	$996

RSUs granted	283,860	-
RSUs forfeited	(30,000)	-
Share-based compensation expense recognized	-	434
RSUs vested	(148,333)	(623)

Balance – December 31, 2014	507,192	$807

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share-based compensation expense recognized	-	1,108
RSUs vested	(43,335)	(164)

Balance – December 31, 2013	401,665	$996

A total of 135,000 RSUs were granted in 2015, with total grant-date fair value determined to be $81,000.  Included in general and administrative expenses for the year ended December 31, 2015 is share-based compensation expense of $285,000 (2014 – $434,000; 2013 - $1,108,000) related to RSU awards. As at December 31, 2015, the plan trust held 29,997 common shares of the Corporation for future settlement of granted RSUs.
As of December 31, 2015, a total of 335,531 RSUs were granted under the amended RSU plan and a total of 314,469 RSUs remained available for granting.
Subsequent to December 31, 2015, a total of 295,000 RSUs have been granted under the amended RSU plan, with one third vesting one year after the date of granting, one third vesting two years after the date of granting, and the remaining third vesting three years after the date of granting.  A total of 19,469 RSUs remain available for granting under the amended RSU plan.

19.	Cost of Sales
The Corporation recorded cost of sales for the years ended December 31, 2015, 2014 and 2013 as follows:

	2015	2014	2013

Mining operations –
Inventoried costs –
Direct production costs	$-	$-	$26,879
Depreciation, depletion and share-based compensation	-	-	17,835
Inventory write-down	-	-	886
Subsidiary Agreement royalty cost	-	-	109
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	-	-	7,326
Silver streaming interest amount recognized	-	-	(9,892)
	-	-	43,143

Environmental services –
Direct service costs	11,132	9,730	7,314
Depreciation	279	307	156
	11,411	10,037	7,470

	$11,411	$10,037	$50,613
20.	General and Administrative Expenses
The Corporation recorded general and administrative expenses for the years ended December 31, 2015, 2014 and 2013 as follows:

	2015	2014	2013

General and administrative expenses
Depreciation	$143	$113	$119
Amortization of intangible assets	77	43	114
Business development and investor relations	535	570	628
Office, operating and non-operating overheads	1,747	1,624	2,140
Professional	679	685	1,085
Regulatory	146	185	193
Salaries and contractors	3,627	4,029	5,316
Share-based compensation	622	986	2,060
Write-off of receivables	643	-	366
Travel	255	231	450

	$8,474	$8,466	$12,471
21.	Mine Site Care and Maintenance
The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2015, 2014 and 2013 as follows:

	2015	2014	2013

Mine site care and maintenance
Depreciation	$1,746	$2,486	$643
Office, operating and non-operating overheads	404	530	260
Other expenses	201	114	307

	$2,351	$3,130	$1,210

22.	Income Tax Expense
The major components of income tax expense for the years ended December 31, 2015, 2014 and 2013 are as follows:
(a)	The provision for income taxes consists of:

	2015	2014	2013
Current
Income tax	$-	$-	$-
Yukon mineral tax	-	-	220
US income tax	(24)	18	11

Total current tax provision	(24)	18	231

Deferred
Income tax	(1,083)	(2,614)	(10,830)
Yukon mineral tax	-	(240)	(1,030)

Total deferred tax recovery	(1,083)	(2,854)	(11,860)

Total income tax recovery	$(1,107)	$(2,836)	$(11,629)

(b)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2015	2014	2013

Accounting loss before taxes	$(6,616)	$(35,608)	$(62,079)
Federal and provincial income tax rate of 26.00% (2014 – 26%)	(1,720)	(9,258)	(15,960)

Non-deductible permanent differences	48	16	464
Differences in foreign exchange rates	(75)	(6)	(90)
Effect of difference in tax rates	(230)	(1,419)	(2,544)
Change in deferred tax asset not recognized	561	8,035	7,411
Yukon mineral tax	-	(243)	(804)
Change in estimate	83	36	(105)
Other	226	3	(1)
	613	6,422	4,331

Recovery of income taxes	$(1,107)	$(2,836)	$(11,629)

(c)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:
Deferred tax liabilities	Mineral Property Interest	Inventory	Property, Plant and Equipment	Yukon Mining Tax	Other	Total

December 31, 2013	$(10,517)	$(126)	$(1,940)	$(244)	$(263)	$(13,090)
Credited (charged) to the income statement	(1,598)	-	(381)	244	(111)	(1,846)
Charged (credited) to OCI	-	-	-	-	36	36

December 31, 2014	$(12,115)	$(126)	$(2,321)	$-	$(338)	$(14,900)
Credited (charged) to the income statement	7,403	-	956	-	(881)	7,478

December 31, 2015	$(4,712)	$(126)	$(1,365)	$-	$(1,219)	$(7,422)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Property, Plant and Equipment	Decommissioning and rehabilitation provision	Other	Total

December 31, 2013	$3,621	$4,849	$451	$1,157	$1,265	$11,343
Credited (charged) to the income statement	2,721	451	(13)	80	(331)	2,908
Charged directly to equity	-	-	-	-	266	266

December 31, 2014	$5,221	$5,852	$432	$1,221	$763	$13,489
Credited (charged) to the income statement	(4,629)	(3,095)	(116)	312	677	(6,851)

December 31, 2015	$592	$2,757	$316	$1,533	$1,440	$6,638

Net deferred tax liabilities

December 31, 2014						$(1,411)
Credited (charged) to the income statement						1,083
Charged (credited) to OCI						(456)
December 31, 2015						$(784)

(d)	At December 31, 2015, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. However, these tax attributes relate to capital items in nature which can only be offset capital gain or relate to subsidiaries that have a history of losses; therefore may not be used to offset taxable income.

Unused non-capital losses	$33,049
Mineral property interest	26,454
Other	3,174
$62,677

As at December 31, 2015, the Corporation has available non-capital losses for income tax purposes in Canada and the US which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:
	Canada	US	Total

2028	1,792	-	1,792
2029	4,338	372	4,710
2030	3,397	1,014	4,411
2031	421	2,217	2,638
2032	316	72	388
2033	1,896	-	1,896
2034	10,079	-	10,079
2035	6,136	999	7,135
	$28,375	$4,674	$33,049
23.	Loss Per Share
The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Numerator
Net loss for the year	$(5,509)	$(32,772)	$(50,450)

Denominator
For basic – weighted average number of shares outstanding	70,092,259	65,100,203	61,968,376
Effect of dilutive securities – incentive share options	-	-	-
For diluted – adjusted weighted average number of shares outstanding	70,092,259	65,100,203	61,968,376

Loss Per Share
Basic	$(0.08)	$(0.50)	$(0.81)
Diluted	$(0.08)	$(0.50)	$(0.81)

Incentive stock options to acquire 4,444,497 shares (2014 – 3,585,000) were outstanding at December 31, 2015 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive given the Corporation recorded a net loss in that year.

24.	Financial Instruments
Financial Assets and Liabilities
Information regarding the carrying amounts of the Corporation's financial assets and liabilities is summarized as follows:

Fair Value Hierarchy Classification		2015	2014

Available for sale –
Long-term investment in common shares	Level 1	$386	$597
		$386	$597

The carrying amounts of all of the Corporation's financial assets and liabilities reasonably approximate their fair values.
Financial Instrument Risk Exposure
The Corporation's activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation's operating units. The Corporation's overall risk management program seeks to minimize potential adverse effects on the Corporation's financial performance, in the context of its general capital management objectives as further described in note 25.
Currency Risk
Substantially all of the Corporation's property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada.  However, when commercial production commenced at the Bellekeno mine, the Corporation's exposure to US dollar currency risk significantly increased as sales of concentrate were effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation's operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:
	December 31 2015	December 31 2014
Cash and demand deposits	$4,560	$6,340
Accounts and other receivable	589	1,354
Accounts payable and accrued liabilities	(477)	(421)
Net exposure	$4,672	$7,273

Based on the above net exposure at December 31, 2015, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $467,000 decrease or increase respectively in both net and comprehensive loss (2014 – $727,000).  The Corporation has not employed any currency hedging programs during the current period.

Credit Risk
Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:
	December 31 2015	December 31 2014
Trade receivables, net of provision – Currently due Past due by 90 days or less, not impaired Past due by greater than 90 days, not impaired	$992 872 5	$1,171 1,224 48
Cash Demand deposits Term deposits	1,869 5,350 2,813 8,960	2,443 2,526 6,113 10,215
	$18,992	$21,297

Substantially all of the Corporation's cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation's exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation's major customers include government organizations as well as substantial corporate entities. As at December 31, 2015, trade receivables are recorded net of a recoverability provision of $575,000 (2014 – $479,000).
Liquidity Risk
Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 25. The Corporation's financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:
	December 31 2015	December 31 2014
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less In later than 90 days, not later than one year	$2,143 -	$2,375 -
	$2,143	$2,375

25.	Management of Capital
The capital managed by the Corporation includes the components of shareholders' equity as described in the consolidated statements of shareholders' equity. The Corporation is not subject to externally imposed capital requirements.
The Corporation's objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests.  The Corporation's overall strategy with respect to management of capital at December 31, 2015 remains fundamentally unchanged from the year ended December 31, 2014.

26.	Supplemental Cash Flow Information
Supplemental cash flow information with respect to the years ended December 31, 2015 and 2014 is summarized as follows:
	2015	2014

Operating Cash Flows Arising From Interest and Taxes
Interest received	$103	$111

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$68	$100
Capitalization of depreciation to mineral properties	$153	$395
Capitalization of re-estimation of decommissioning and rehabilitation provision	$904	$115
Increase (decrease) in non-cash working capital related to:
Exploration and evaluation properties	$17	$(2)
Property, plant and equipment	$-	$8

27.	Segmented Information
The Corporation had two operating segments during the years ended December 31, 2015, 2014 and 2013, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities. The Corporation's executive head office and general corporate administration are included within 'Corporate and other' to reconcile the reportable segments to the consolidated financial statements. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

As at and for the year ended December 31, 2015	Environmental Services	Mining	Corporate and Other	Total

Segment revenues –
External customers –
Canadian	$8,611	$-	$-	$8,611
Non-Canadian	6,051	-	-	6,051
Intersegment	4,797	-	-	4,797
Total segment revenues	19,459	-	-	19,459
Intersegment revenues eliminated on consolidation	(4,797)	-	-	(4,797)
Total revenues as reported	14,662	-	-	14,662

Cost of sales	11,411	-	-	11,411
Depreciation and amortization	124	-	97	221
Share-based compensation	161	-	462	623
Other G&A expenses	3,454	42	4,135	7,631
Other mine site care and maintenance	-	2,351	-	2,351
Foreign exchange (gain) loss	(382)	10	(683)	(1,055)
Investment income	-	-	(101)	(101)
Finance costs	-	56	-	56
Other income	-	-	(14)	(14)
Loss on impaired long term investments	-	-	155	155

Segment income (loss) before taxes	$(106)	$(2,459)	$(4,051)	$(6,616)

Total assets	$9,467	$85,968	$7,107	$102,542

As at and for the year ended December 31, 2014	Environmental Services	Mining	Corporate and Other	Total

Segment revenues –
External customers –
Canadian	$9,182	$-	$-	$9,182
Non-Canadian	5,743	361	-	6,104
Intersegment	3,595	-	-	3,595
Total segment revenues	18,520	361	-	18,881
Intersegment revenues eliminated on consolidation	(3,595)	-	-	(3,595)
Total revenues as reported	14,925	361	-	15,286

Cost of sales	10,037	-	-	10,037
Depreciation and amortization	68	-	89	157
Share-based compensation	244	-	742	986
Other G&A expenses	3,168	86	4,069	7,323
Other mine site care and maintenance	-	3,130	-	3,130
Foreign exchange (gain) loss	(323)	436	(773)	(660)
Investment income	(1)	-	(65)	(66)
Finance costs	-	42	-	42
Derivative loss	-	-	14	14
Write-down of mineral properties	-	25,103	-	25,103
Write-down of property, plant and equipment	-	4,828	-	4,828

Segment income (loss) before taxes	$1,732	$(33,264)	$(4,076)	$(35,608)

Total assets	$11,609	$85,115	$8,471	$105,195

As at and for the year ended December 31, 2013	Environmental Services	Mining	Corporate and Other	Total

Segment revenues –
External customers –
Canadian	$10,516	$-	$-	$10,516
Non-Canadian	5,803	43,114	-	48,917
Intersegment	2,734	-	-	2,734
Total segment revenues	19,053	43,114	-	62,167
Intersegment revenues eliminated on consolidation	(2,734)	-	-	(2,734)
Total revenues as reported	16,319	43,114	-	59,433

Cost of sales	7,470	43,143	-	50,613
Depreciation and amortization	141	-	735	876
Share-based compensation	393	464	1,203	2,060
Other G&A expenses	3,187	2,550	5,008	10,745
Foreign exchange (gain) loss	3	(254)	69	(182)
Investment income	(5)	1	(242)	(246)
Finance costs	-	47	-	47
Derivative loss	-	-	98	98
Write-down of mineral properties	-	51,840	-	51,840
Write-down of property, plant and equipment	-	3,501	-	3,501
Loss on impaired long term investments	-	-	2,160	2,160

Segment income (loss) before taxes	$5,130	$(58,178)	$(9,031)	$(62,079)

Total assets	$12,940	$109,911	$8,362	$131,213

For the 12 month periods ended December 31, 2015, 2014 and 2013, revenue from mining operations was derived as follows from payable metals contained in concentrate:
	2015	2014	2013

Silver	$-	$243	$34,668
Lead	-	(18)	10,926
Zinc	-	(3)	2,822
Gold	-	162	525
	-	384	48,941

Smelter treatment and refining charges	-	(23)	(5,827)

Reported mining operations revenue	$-	$361	$43,114

28.	Related Party Transactions
The Corporation's related parties include its subsidiaries and key management personnel.
(b)	Key Management Personnel Compensation

	2015	2014	2013

Salaries and other short-term benefits	$1,831	$1,919	$2,150
Share-based compensation	543	830	1,923
	$2,374	$2,749	$4,073

Key management includes the Corporation's Board of Directors and members of senior management.

29.	Commitments
As at December 31, 2015, the Corporation's contractual obligations are as follows:
(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:
2016	317
2017	266
2018	185
Thereafter	57

$ 825

(b)	The Corporation's other contractual obligations, including with respect to capital asset expenditures, totaled approximately $426,000.
(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares (see note 19), the Corporation is required to incur further renounceable exploration expenditures totaling $2,952,000 by December 31, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated: April 22, 2016		ALEXCO RESOURCE CORP.

	By:	/s/ Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer
(Principal Executive Officer)