Form 40-F
period 2016-12-31
ALEXCO RESOURCE CORP
filed 2017-03-30
CIK 1364128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For year period ended December 31, 2016

Commission file number: 001-33621

ALEXCO RESOURCE CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, Canada V7X 1M9
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Alexco Resource U.S. Corp.	Copies to:
12150 E. Briarwood Ave, Ste #135	Jason K. Brenkert
Centennial, CO 80112	Dorsey & Whitney LLP
(303) 862-3929	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202
code) of agent for service in the United States)	(303) 352-1133

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                           ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2016, 92,950,194 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     ☒   Yes     ☐  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes ☐ No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this annual report. Forward-looking statements may include, but are not limited to, statements with respect to amendments to the silver purchase agreement (“SPA”) with Silver Wheaton Corp. (“Silver Wheaton”) and its impact on the Corporation, and the resulting effect on pricing and other terms of the SPA, additional capital requirements to fund further exploration and development work on the Corporation's properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; delays in obtaining governmental approvals or financing or in the completion of development activities, and inability of the Corporation to obtain additional financing needed to fund certain contingent payment obligations on reasonable terms or at all. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1 and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed to fund certain contingent payment obligations to Silver Wheaton; (2) additional financing needed for the capacity related refund under the amended SPA with Silver Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2016; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Preliminary Economic Assessment (“PEA”) (as defined under "Description of the Business – KHSD Property"); (7) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (8) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1.

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

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and they are also subject to international auditing and auditor independence standards and SEC / Public Company Accounting Oversight Board (“PCAOB”) independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies. Since the Corporation has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2016, based upon the close rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$1.3427.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2016 filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2016 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein that contain descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2016 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the years ended December 31, 2016 and 2015, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Management’s Discussion and Analysis

The Corporation’s management’s discussion and analysis for the year ended December 31, 2016 is filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2016.

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the year ended December 31, 2016. In this annual report on Form 40-F, the Corporation’s independent registered auditor, PricewaterhouseCoopers LLP (“PwC”), must state its opinion as to the effectiveness of the Corporation’s internal control over financial reporting for the year ended December 31, 2016. PwC has audited the Corporation’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Corporation’s internal control over financial reporting.

Attestation Report of Independent Auditor

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by PwC, an independent auditor, as stated in their report which is included with the Company’s audited consolidated financial statements filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

Compensation Committee

Compensation of the Corporation’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Corporation’s CEO cannot be present during the Compensation Committee’s deliberations or vote on the CEO’s compensation.

The Compensation Committee is composed of Michael Winn, Terry Krepiakevich and Richard Zimmer, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE MKT Company Guide. The Corporation’s Compensation Committee Charter is available on the Company’s website at www.alexcoresource.com.

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

The Nominating & Corporate Governance Committee is composed of Rick Van Nieuwenhuyse, Elaine Sanders and Terry Krepiakevich, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE MKT. The Corporation’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.alexcoresource.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE MKT Company Guide. During the Corporation’s year ended December 31, 2016, the Corporation’s Audit Committee was composed of Terry Krepiakevich, Michael Winn and Elaine Sanders, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE MKT Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE MKT Company Guide. During the fiscal year covered by this report, Richard Zimmer served on the Audit Committee from January 1, 2016 through June 28, 2016 when Elaine Sanders joined the Board and replaced Mr. Zimmer on the Committee. The Board has determined that Mr. Zimmer is independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide).

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

Mr. Winn is currently President of Seabord Capital Corp., and was previously President of Terrasearch Inc., both consulting companies providing investment analysis and financial services to companies in the oil and gas, mining and energy sectors. He is also a member of the Board of Directors of several publicly-listed companies, serving for certain of which as a member of the audit committee. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992. He completed graduate course work in accounting and finance and received a BSc in geology from the University of Southern California. Mr. Winn is financially literate, possessing extensive senior management experience within the natural resource sectors including experience as a public company audit committee member.

Ms. Sanders is the Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. (formerly NovaCopper Inc.). Prior to Trilogy Metals Inc., Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary was for NovaGold Resources Inc., Ms. Sanders has over 20 years of experience in audit, finance, and accounting with public and private companies and Bachelor of Commerce degree from the University of Alberta, is a Canadian qualified Chartered Professional Accountant and a Certified Public Accountant in the United States.

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

Audit Committee Financial Expert

During the Corporation’s year ended December 31, 2016, the Board of Directors determined that Mr. Terry Krepiakevich qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

PwC serve as the independent auditors for the Corporation and have acted as the Corporation's independent auditor in each of the last two years. The chart below sets forth the aggregate fees billed to the Corporation by PwC for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Period	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Year ended December 31, 2016	$242,500	$45,000	$Nil	$Nil
Year ended December 31, 2015	$190,000	$45,000	$Nil	$Nil

“Audit Fees” are the aggregate fees billed by PwC for the audits of the Corporation’s consolidated annual financial statements and internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PwC for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees”. This category includes but is not limited to fees billed for independent accountant review of the interim financial statements and Management’s Discussion and Analysis, advisory services associated with the Corporation’s financial reporting and fees charged for services rendered in connection with registration statements and other securities offering documents.

“Tax Fees” are fees for professional services rendered by PwC for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” include all fees charged by PwC for products or services other than those charged for “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the year ended December 31, 2016, no fees paid to PwC were approved pursuant to the de minimus exception.

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

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2016 information with respect to the Corporation’s known contractual obligations.

	Payments due by Period (in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$811	$315	$464	$32	$Nil
Purchase obligations	276	96	120	60	Nil
Decommissioning and rehabilitation provision (undiscounted basis)	6,056	36	698	302	5,020
TOTAL	$7,143	$447	$1,282	$394	$5,020

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). During the year ended December 31, 2016, neither the Corporation nor its subsidiaries operated a mine in the United States, and were not subject to regulation by MSHA under the Mine Act.

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

CONSENT TO SERVICE OF PROCESS

Concurrently herewith, the Corporation is filing an updated Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS
99.1	Annual Information Form of the Corporation for the year ended December 31, 2016
99.2	Consolidated Financial Statements for the years ended December 31, 2016 and 2015
99.3	Management’s Discussion and Analysis for the year ended December 31, 2016

CERTIFICATIONS
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS
99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditors
99.9	Consent of Gilles Arseneau, Ph.D., P.Geo.
99.10	Consent of Jeffrey B. Austin, P.Eng.
99.11	Consent of Torben Jensen, P. Eng.
99.12	Consent of R. Dennis Bergen, P.Eng.
99.13	Consent of David Farrow, Pr.Sci.Nat, P.Geo.
99.14	Consent of Alan McOnie, FAusIMM
99.15	Consent of Scott Smith, P.Eng.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:	/s/ Clynton R. Nauman
Name:	Clynton R. Nauman
Title:	President and Chief Executive Officer

Date: March 29, 2017

