Form 40-F
period 2017-12-31
ALEXCO RESOURCE CORP
filed 2018-03-15
CIK 1364128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For year period ended December 31, 2017

Commission file number: 001-33621

ALEXCO RESOURCE CORP.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, Canada V7X 1M9
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Alexco Water and Environment Inc.	Copies to:
12150 E. Briarwood Ave, Ste #135	Jason K. Brenkert
Centennial, CO 80112	Dorsey & Whitney LLP
(303) 862-3929	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202
code) of agent for service in the United States)	(303) 352-1133

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                                 ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2017, 101,607,752 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.       ☒ Yes      ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act .
☐ Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this annual report. Forward-looking statements may include, but are not limited to, statements with respect to amendments to the silver purchase agreement (“SPA” or the “Silver Purchase Agreement”) with Wheaton Precious Metals Corp. (“Wheaton”) and its impact on the Corporation, and the resulting effect on pricing and other terms of the SPA, additional capital requirements to fund further exploration and development work on the Corporation's properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

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

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed to fund certain contingent payment obligations to Wheaton; (2) additional financing needed for the capacity related refund under the amended SPA with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2016; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Preliminary Economic Assessment (“PEA”) (as defined under "Description of the Business – KHSD Property"); (7) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (8) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1.

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

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they are also subject to international auditing and auditor independence standards and SEC / Public Company Accounting Oversight Board (“PCAOB”) independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies. Since the Corporation has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2017, based upon the close rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$1.2545.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2017 filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2017 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2017 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2017 and 2016, Management’s Report on Internal Control over Financial Reporting, and including the report of the Independent Registered Public Accounting Firm with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein

Management’s Discussion and Analysis

The Corporation’s management’s discussion and analysis for the year ended December 31, 2017 is filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2017.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Corporation is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to TSX guidelines by way of an annual corporate governance statement in the Corporation’s annual report or information circular filed with the appropriate securities regulators in Canada. The Corporation is also listed on the NYSE American (“NYSE American”) and additionally complies as necessary with the rules and guidelines of the NYSE American as well as the SEC. The Corporation reviews its governance practices on an ongoing basis to ensure it is in compliance with all applicable requirements.

The Corporation’s Board of Directors is responsible for the Corporation’s Corporate Governance policies and has separately designated standing Audit, Compensation, Nominating & Corporate Governance, and Environmental, Health, Safety & Technical Committees. The Corporation’s Board of Directors has determined that all the members of the Audit and Compensation Committees are independent and that two out of three members of the Nominating & Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the TSX and Section 803A of the NYSE American Company Guide.

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

The Compensation Committee is composed of Elaine Sanders, Terry Krepiakevich and Richard Zimmer, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. During the fiscal year covered by this report, Michael Winn served on the Compensation Committee from January 1, 2017 through April 17, 2017 when Elaine Sanders replaced Mr. Winn on the Committee. The Board has determined that Mr. Winn was independent (under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide) during the time he served on the Audit Committee. The Corporation’s Compensation Committee Charter is available on the Company’s website at www.alexcoresource.com.

Nominating & Corporate Governance Committee

Nominees for the election to the Corporation’s Board of Directors are recommended by the Nominating & Corporate Governance Committee. The Corporation has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE American and any applicable securities laws.

The Nominating & Corporate Governance Committee is composed of Rick Van Nieuwenhuyse, Elaine Sanders and Michael Winn. Rick Van Nieuwenhuyse and Elaine Sanders, in the opinion of the Board of Directors, are independent under the rules of the TSX and the NYSE American. Michael Winn, in the opinion of the Board of Directors, is independent under the rules of the NYSE American and not considered independent under the rules of the TSX. During the fiscal year covered by this report, Terry Krepiakevich served on the Nominating and Corporate Governance Committee from January 1, 2017 through April 17, 2017 when Michael Winn replaced Terry Krepiakevich on the Committee. The Board has determined that Mr. Krepiakevich was independent (as determined under the rules of the TSX and NYSE American) during the time he served on the Nominating and Corporate Governance Committee.The Corporation’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.alexcoresource.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide. During the Corporation’s year ended December 31, 2017, the Corporation’s Audit Committee was composed of Terry Krepiakevich, Elaine Sanders and Richard Zimmer, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide. During the fiscal year covered by this report, Michael Winn served on the Audit Committee from January 1, 2017 through April 17, 2017 when Richard Zimmer replaced Mr. Winn on the Committee. The Board has determined that Mr. Winn was independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide) during the time he served on the Audit Committee.

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

Mr. Zimmer is a corporate director and is the former President and Chief Executive Officer of Far West Mining Ltd., which was acquired by Capstone Mining Corp. in 2011. Prior to Far West, Mr. Zimmer worked for Teck Corporation, Teck-Cominco and Teck-Pogo Inc. From 1992 to 2007 he served in various engineering and operating roles and from 1998 to 2007, as Vice President and Project Manager for Teck-Pogo. on the design and construction of the Pogo Mine near Fairbanks, Alaska. Before joining Teck, Mr. Zimmer was employed with Bow Valley Industries as Senior Staff Engineer responsible for evaluation of new mining ventures. Mr. Zimmer has over 40 years of experience in the mining industry and has a B.Sc. degree, B. Eng., MBA and is a P.Eng in the Province of British Columbia.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the Corporation’s CEO, President and CFO, and the Corporation’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Corporation’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each fiscal year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE American and other governing regulatory authorities.

The full text of the Audit Committee Charter is set forth in the Corporation’s Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

During the Corporation’s year ended December 31, 2017, the Board of Directors determined that Mr. Terry Krepiakevich qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE Company Guide.

Mr. Krepiakevich qualifies as a financial expert and is financially sophisticated, in that he has an understanding of Canadian and United States generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Corporation's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

PRINCIPAL ACCOUNTING FEES AND SERVICES

PricewaterhouseCoopers LLP serves as our Independent Registered Public Accounting Firm for the Corporation in each of the last two years. The chart below sets forth the aggregate fees billed to the Corporation by PwC for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Period	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Year ended December 31, 2017	$224,300	$50,925	$Nil	$7,875
Year ended December 31, 2016	$242,500	$45,000	$Nil	$Nil

“Audit Fees” are the aggregate fees billed by PwC for the audits of the Corporation’s consolidated annual financial statements and internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PwC for assurance and related services that are reasonably related to the performance of the review of the Corporation’s financial statements and are not reported under “Audit Fees”. This category includes but is not limited to fees billed for independent accountant review of the interim financial statements and Management’s Discussion and Analysis, advisory services associated with the Corporation’s financial reporting and fees charged for services rendered in connection with registration statements and other securities offering documents.

“Tax Fees” are fees for professional services rendered by PwC for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” include all fees charged by PwC for products or services other than those charged for “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the year ended December 31, 2017, no fees paid to PwC were approved pursuant to the de minimus exception.

OFF-BALANCE SHEET TRANSACTIONS

The Corporation does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Corporation’s Board of Directors has adopted a written Code of Business Conduct and Ethics by which it and all officers and employees of the Corporation abide. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Corporation's high caliber management team promotes a culture of ethical business conduct throughout the Corporation's operations and is expected to monitor the activities of the Corporation’s employees, consultants and agents in that regard. The Board of Directors encourages any concerns regarding ethical conduct in respect of the Corporation’s operations to be raised, on an anonymous basis, with the Chairman and CEO, the Lead Director, or another Board member as appropriate.

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

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2017 information with respect to the Corporation’s known contractual obligations.

	Payments due by Period (in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$732	$341	$391	$Nil	$Nil
Purchase obligations	240	60	120	60	Nil
Decommissioning and rehabilitation provision (undiscounted basis)	6,187	36	809	172	5,170
TOTAL	$7,159	$437	$1,320	$232	$5,170

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMERICAN CORPORATE GOVERNANCE

The Corporation’s common shares are listed on the NYSE American under the trading symbol “AXU”. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE American is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement is set forth in its charter documents under the laws of the Province of British Columbia, Canada. A quorum for a meeting of shareholders of the Corporation is one person present or represented by proxy.

Proxy Delivery Requirement: The NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Corporation may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Corporation shall make the disclosure of such transactions available on its website at www.alexcoresource.com. Information contained on the Corporation’s website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). During the year ended December 31, 2017, neither the Corporation nor its subsidiaries operated a mine in the United States, and were not subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS
99.1	Annual Information Form of the Corporation for the year ended December 31, 2017
99.2	Consolidated Financial Statements for the years ended December 31, 2017 and 2016
99.3	Management’s Discussion and Analysis for the year ended December 31, 2017

CERTIFICATIONS
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS
99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditors
99.9	Consent of Gilles Arseneau, Ph.D., P.Geo.
99.10	Consent of Jeffrey B. Austin, P.Eng.
99.11	Consent of Torben Jensen, P. Eng.
99.12	Consent of R. Dennis Bergen, P.Eng.
99.13	Consent of David Farrow, Pr.Sci.Nat, P.Geo.
99.14	Consent of Alan McOnie, FAusIMM
99.15	Consent of Scott Smith, P.Eng.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:	/s/ Clynton R. Nauman
Name:	Clynton R. Nauman
Title:	Chairman and Chief Executive Officer

Date: March 14, 2018

