Form 40-F/A
period 2017-12-31
ALEXCO RESOURCE CORP
filed 2018-09-21
CIK 1364128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Amendment No. 1)

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.       ☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act .
☐ Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

Alexco Resource Corp. (the “Corporation” or the “Registrant”) hereby files this Amendment No. 1 to annual report on Form 40-F, as previously filed with the United States Securities and Exchange Commission (the “SEC”) on March 14, 2018 (the “Original Report”), to amend the Registrant’s Annual Information Form filed as Exhibit 99.1 to the Original Report. The amended and restated Annual Information Form for the year ended December 31, 2017 has been updated to reflect the current CIM Definition Standards for all mineral resource categories in Sections 1.2 and 1.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101 (“NI 43-101”). The Registrant has filed an Amended and Restated Annual Information Form attached as Exhibit 99.1 to this amended annual report on Form 40-F to correct the error and indicate an effective date of September September 21, 2018. No other changes, amendments or revisions have been made to the Original Report and its exhibits or the original Annual Information Form and the Registrant has not updated any of the information contained herein or therein since the date of the Original Report.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; delays in obtaining governmental approvals or financing or in the completion of development activities, and inability of the Corporation to obtain additional financing needed to fund certain contingent payment obligations on reasonable terms or at all. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in the exhibits attached to this annual report on Form 40-F/A, including the Corporation’s Annual Information Form filed as Exhibit 99.1 and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed to fund certain contingent payment obligations to Wheaton; (2) additional financing needed for the capacity related refund under the amended SPA with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2016; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Preliminary Economic Assessment (“PEA”) (as defined under "Description of the Business – KHSD Property"); (7) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (8) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F/A, including the Corporation’s Annual Information Form filed as Exhibit 99.1.

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

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F/A, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they are also subject to international auditing and auditor independence standards and SEC / Public Company Accounting Oversight Board (“PCAOB”) independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies. Since the Corporation has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.

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

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2017 filed as Exhibit 99.1 to this annual report on Form 40-F/A and management’s discussion and analysis for the fiscal year ended December 31, 2017 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

ANNUAL INFORMATION FORM

The Corporation’s Amended and Restated Annual Information Form for the fiscal year ended December 31, 2017 is filed as Exhibit 99.1 to this annual report on Form 40-F/A and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2017 and 2016, Management’s Report on Internal Control over Financial Reporting, and including the report of the Independent Registered Public Accounting Firm with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F/A and incorporated by reference herein

Management’s Discussion and Analysis

The Corporation’s management’s discussion and analysis for the year ended December 31, 2017 is filed as Exhibit 99.3 to this annual report on Form 40-F/A and incorporated by reference herein.

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

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, filed as Exhibit 99.2 to this Annual Report on Form 40-F/A.

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

The Compensation Committee is composed of Elaine Sanders, Terry Krepiakevich and Richard Zimmer, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. During the fiscal year covered by this report, Michael Winn served on the Compensation Committee from January 1, 2017 through April 17, 2017 when Elaine Sanders replaced Mr. Winn on the Committee. The Board has determined that Mr. Winn was independent (under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide) during the time he served on the Compensation Committee. The Corporation’s Compensation Committee Charter is available on the Company’s website at www.alexcoresource.com.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F/A.

EXHIBITS
99.1	Amended and Restated Annual Information Form of the Corporation for the year ended December 31, 2017
99.2*	Consolidated Financial Statements for the years ended December 31, 2017 and 2016
99.3*	Management’s Discussion and Analysis for the year ended December 31, 2017

CERTIFICATIONS
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS
99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditors
99.9	Consent of Gilles Arseneau, Ph.D., P.Geo.
99.10	Consent of Jeffrey B. Austin, P.Eng.
99.11	Consent of Torben Jensen, P. Eng.
99.12	Consent of R. Dennis Bergen, P.Eng.
99.13	Consent of David Farrow, Pr.Sci.Nat, P.Geo.
99.14	Consent of Alan McOnie, FAusIMM
99.15	Consent of Neil Chambers

* Previously filed as an Exhibit to the Corporation’s annual report on Form 40-F as filed with the SEC on March 14, 2018 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:	/s/ Clynton R. Nauman
Name:	Clynton R. Nauman
Title:	Chairman and Chief Executive Officer

Date: September 21, 2018

