Form 40-F
period 2019-12-31
ALEXCO RESOURCE CORP
filed 2020-03-11
CIK 1364128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For year period ended December 31, 2019

Commission file number: 001-33621

ALEXCO RESOURCE CORP.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, Canada V7X 1M9
(604) 633-4888
(Address and Telephone Number of Registrant’s Principal Executive Offices)
DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 1600 Seattle, Washington 98104 (206) 903-5448	Copies to: Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 352-1133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	AXU	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2019, 119,994,664 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒     Yes          ☐  No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  ☒    Yes     ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this annual report. Forward-looking statements may include, but are not limited to, statements with respect to amendments to the silver purchase agreement (“SPA” or the “Silver Purchase Agreement”) with Wheaton Precious Metals Corp. (“Wheaton”) and its impact on the Corporation, the resulting effect on pricing and other terms of the SPA, additional capital requirements to fund further exploration and development work on the Corporation's properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

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

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed to fund certain contingent payment obligations to Wheaton; (2) additional financing needed for the capacity related refund under the SPA with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2019; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Prefeasibility Study (“PFS”) (as defined under "Description of the Business – KHSD Property"); (7) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports, including the PFS; (8) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1.

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

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they are also subject to auditing standards issued by SEC / Public Company Accounting Oversight Board (“PCAOB”) independence standards. The Corporation’s financial statements may not be comparable to financial statements of United States companies. Since the Corporation has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the close rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$1.2988.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2019 filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2019 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves. Under Canadian rules, Inferred Mineral Resources (as defined herein) can only be used in economic studies as provided under NI 43-101.Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. An “Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource (as defined herein) and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report of Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2019 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and 2018, Management’s Report on Internal Control over Financial Reporting, including the report of the Independent Registered Public Accounting Firm with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Management’s Discussion and Analysis

The Corporation’s management’s discussion and analysis for the year ended December 31, 2019 is filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2019.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.2 to this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

The Compensation Committee is composed of Elaine Sanders, Terry Krepiakevich and Karen McMaster, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. During the fiscal year covered by this report, Richard Zimmer served on the Compensation Committee from January 1, 2019 through June 6, 2019 when Karen McMaster replaced Richard Zimmer on the Committee. The Corporation’s Compensation Committee Charter is available on the Company’s website at www.alexcoresource.com.

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

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide. During the Corporation’s year ended December 31, 2019, the Corporation’s Audit Committee was composed of Terry Krepiakevich, Elaine Sanders and Richard Zimmer, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

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

Audit Committee Financial Experts

During the Corporation’s year ended December 31, 2019, the Board of Directors determined that Mr. Terry Krepiakevich and Ms. Elaine Sanders qualify as the Audit Committee’s “financial experts,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and is “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE Company Guide.

Mr. Krepiakevich and Ms. Sanders qualify as financial experts and are financially sophisticated, in that they have an understanding of Canadian and United States generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Corporation's financial statements (or actively supervising another person who did so); and have a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

PRINCIPAL ACCOUNTING FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) serves as our Independent Registered Public Accounting Firm for the Corporation in each of the last two years. The chart below sets forth the aggregate fees billed to the Corporation by PwC for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Period	Audit Fees(a)	Audit Related Fees		Tax Fees		All Other Fees
Year ended December 31, 2019	$451,611	$	Nil	$	Nil	$	Nil
Year ended December 31, 2018	$377,311	$	Nil	$	Nil	$	Nil

a)	“Audit Fees” are the aggregate fees billed by PwC for the following:

•	Audits of the Corporation’s consolidated annual financial statements;

•	Audits of internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements;

•	Reviews of the Corporations quarterly financial statements; and

•	Comfort letter, consents, and other services related to the SEC.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the year ended December 31, 2019, no fees paid to PwC were approved pursuant to the de minimus exception.

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

All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Corporation’s website (as provided below) and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2019, the Corporation did not make any such amendments or grant any such waivers. The Corporation’s Code of Business Conduct and Ethics is located on its website at www.alexcoresource.com.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2019 information with respect to the Corporation’s known contractual obligations.

	Payments due by Period (in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leases	$1,817	$540	$988	$289	$	Nil
Purchase obligations	360	60	180	120		Nil
Decommissioning and rehabilitation provision (undiscounted basis)	7,463	230	741	136		6,356
TOTAL	$9,640	$830	$1,909	$545		$6,356

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). During the year ended December 31, 2019, neither the Corporation nor its subsidiaries operated a mine in the United States, and were not subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS
99.1	Annual Information Form of the Corporation for the year ended December 31, 2019
99.2	Consolidated Financial Statements for the years ended December 31, 2019 and 2018
99.3	Management’s Discussion and Analysis for the year ended December 31, 2019
CERTIFICATIONS
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
99.8	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
99.9	Consent of Adrian Churcher, P. Eng.
99.10	Consent of Zach Allwright, P.Eng.
99.11	Consent of Paul Hughes, Ph.D., P.Eng.
99.12	Consent of Hassan Ghaffari, P.Eng.
99.13	Consent of Ting Lu, M.Sc., P.Eng.
99.14	Consent of Gilles Arseneau, Ph.D., P.Geo.
99.15	Consent of Cliff Revering, P.Eng.
99.16	Consent of David Farrow, Pr.Sci.Nat, P.Geo.
99.17	Consent of Alan McOnie, FAusIMM
99.18	Consent of Neil Chambers, P.Eng.
101,INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

8

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

By:	/s/ Clynton R. Nauman
Name:	Clynton R. Nauman
Title:	Chairman and Chief Executive Officer

Date: March 11, 2020

9