Form 40-F
period 2020-12-31
ALEXCO RESOURCE CORP
filed 2021-03-11
CIK 1364128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For year period ended December 31, 2020

Commission file number: 001-33621

ALEXCO RESOURCE CORP.

 (Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1040	91-0742812
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

  Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216

Vancouver, British Columbia, Canada V7X 1M9

(604) 633-4888

(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 (206) 903-8800	Copies to: Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 352-1133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	AXU	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2020, 137,492,168 common shares of the Registrant were issued and outstanding.

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
☐ Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this annual report. Forward-looking statements may include, but are not limited to, statements with respect to additional capital requirements to fund further exploration and development work on the Corporation's properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting timelines, requirements for additional capital and sources, uses of funds, and the Company’s ability to successfully withstand the impact of the COVID-19 pandemic. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of exploration, development and mining activities; inability of the Corporation to finance the development of its mineral properties; uncertainty of capital costs, operating costs, production and economic returns; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Corporation’s mineral deposits; possible variations in resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; the Corporation’s need to attract and retain qualified management and technical personnel; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; risks related to governmental regulation, including environmental regulation; delays or inability of the Corporation in obtaining governmental approvals necessary to develop and operate mines on the Corporation’s properties; inability of the Corporation to obtain additional financing needed to fund certain contingent payment obligations on reasonable terms or at all; variations in interest rates and foreign exchange rates; and the impact of COVID-19 and the volatility thereof, including disruption or delay of exploration and mining activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1 and elsewhere.

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing may be needed to fund certain contingent payment obligations to Wheaton (as defined below); (2) additional financing needed for the capacity related refund under the Amended and Restated SPA (as defined below) with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2020; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PFS (as defined below); (7) the actual nature, size and grade of its mineral reserves and mineral resources are materially consistent with the mineral reserve and mineral resource estimates reported in the supporting technical reports, including the PFS; (8) labour and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered as the Keno Hill Silver District (the “District” or “KHSD”) project is developed. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the close rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$1.2732.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2020 filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2020 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Unless otherwise indicated, all mineral reserve and mineral resource estimates included have been prepared in accordance with Canadian National Instrument 43-101— Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ from the definitions in requirements under United States securities laws adopted by the United States Securities and Exchange Commission.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer filing this annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC’s new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the new SEC rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2020 filed as Exhibit 99.3 that contain descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2020 and 2019, Management’s Report on Internal Control over Financial Reporting, including the report of the Independent Registered Public Accounting Firm with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Management’s Discussion and Analysis

The Corporation’s management’s discussion and analysis for the year ended December 31, 2020 is filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Tax Matters

Purchasing, holding, or disposing of securities of the Corporation may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F or the documents incorporated by reference herein. Holders of the Corporation’s common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Corporation.

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2020.

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2020. In this annual report on Form 40-F, the Corporation’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has provided its opinion as to the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2020. PricewaterhouseCoopers LLP has also audited the Corporation’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

The Compensation Committee is composed of Elaine Sanders, Terry Krepiakevich and Richard Zimmer, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. During the fiscal year covered by this report, Karen McMaster served on the Compensation Committee from January 1, 2020 through June 4, 2020 and in the opinion of the Board of Directors, was independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. On June 4, 2020, Richard Zimmer replaced Karen McMaster on the Committee. The Corporation’s Compensation Committee Charter is available on the Company’s website at www.alexcoresource.com.

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

The Nominating & Corporate Governance Committee is composed of Rick Van Nieuwenhuyse, Karen McMaster, and Terry Krepiakevich, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE American. During the fiscal year covered by this report, Michael Winn served on the Nominating & Corporate Governance Committee from January 1, 2020 through July 27, 2020 when Terry Krepiakevich replaced Michael Winn on the Committee. The Corporation’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.alexcoresource.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide. During the Corporation’s year ended December 31, 2020, the Corporation’s Audit Committee was composed of Terry Krepiakevich, Elaine Sanders and Richard Zimmer, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

Mr. Krepiakevich has been a member of the Board of Directors of several publicly-listed and private companies since July 2011. From June 2006 to July 2011, Mr. Krepiakevich was the Chief Financial Officer of SouthGobi Resources Ltd., a publicly-listed mining company focused on exploring and developing coal deposits in Mongolia’s South Gobi Region. Previously, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Prior to his position with Maynards, Mr. Krepiakevich was a senior officer in a number of private and public issuers. He is a Canadian qualified Chartered Professional Accountant and was employed with the international accounting firm Peat Marwick Thorne (KPMG), where he worked with a number of companies in mining and related industries.

Ms. Sanders is the Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. Prior to Trilogy Metals Inc., Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. Ms. Sanders has over 20 years of experience in audit, finance, and accounting with public and private companies and Bachelor of Commerce degree from the University of Alberta, is a Canadian qualified Chartered Professional Accountant and a Certified Public Accountant in the United States.

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

Audit Committee Financial Experts

During the Corporation’s year ended December 31, 2020, the Board of Directors determined that Mr. Terry Krepiakevich and Ms. Elaine Sanders qualify as the Audit Committee’s “financial experts,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and is “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE Company Guide.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) has served as our Independent Registered Public Accounting Firm for the Corporation in each of the last two years. The chart below sets forth the aggregate fees billed to the Corporation by PwC for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Period	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Year ended December 31, 2020	$409,283	$Nil	$Nil	$Nil
Year ended December 31, 2019	$451,611	$Nil	$Nil	$Nil

(1)	“Audit Fees” are the aggregate fees billed by PwC for the following: (a) audits of the Corporation’s consolidated annual financial statements; (b) audits of internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements; (c) reviews of the Corporation’s quarterly financial statements; and (d) comfort letter, consents, and other services related to the SEC.

(2)	“Audit-Related Fees” are fees charged by the PwC for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under “Audit Fees”.

(3)	“Tax Fees” are fees charged by PwC for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” are fees charged by PwC for products and services other than as set out under the heading “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the year ended December 31, 2020, no fees paid to PwC were approved pursuant to the de minimus exception.

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

All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Corporation’s website (as provided below) and will remain available for a twelve-month period and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2020, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it. The Corporation’s Code of Business Conduct and Ethics is located on its website at www.alexcoresource.com.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). During the year ended December 31, 2020, neither the Corporation nor its subsidiaries operated a mine in the United States, and were not subject to regulation by MSHA under the Mine Act.

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

CONSENT TO SERVICE OF PROCESS

Concurrently herewith, the Corporation is filing an updated Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on March 11, 2021 with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS

99.1	Annual Information Form of the Corporation for the year ended December 31, 2020

99.2	Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.3	Management’s Discussion and Analysis for the year ended December 31, 2020

CERTIFICATIONS

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

99.8	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

99.9	Consent of Adrian Churcher, P. Eng.

99.10	Consent of Zach Allwright, P.Eng.

99.11	Consent of Paul Hughes, Ph.D., P.Eng.

99.12	Consent of Hassan Ghaffari, P.Eng.

99.13	Consent of Ting Lu, M.Sc., P.Eng.

99.14	Consent of Gilles Arseneau, Ph.D., P.Geo.

99.15	Consent of Cliff Revering, P.Eng.

99.16	Consent of David Farrow, Pr.Sci.Nat, P.Geo.

99.17	Consent of Alan McOnie, FAusIMM

99.18	Consent of Neil Chambers, P.Eng.

101,INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

	By:	/s/ Clynton R. Nauman
	Name:	Clynton R. Nauman
	Title:	Chairman and Chief Executive Officer

Date: March 11, 2021