Form 40-F
period 2021-12-31
ALEXCO RESOURCE CORP
filed 2022-03-21
CIK 1364128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
⌧	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For year period ended December 31, 2021

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

⌧ Annual Information Form                                      ⌧ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2021, 151,557,545 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      ⌧ Yes       ◻ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ⌧ Yes ◻ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act .

◻ Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

EXPLANATORY NOTE

Alexco Resource Corp. (the “Corporation” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act (the “MJDS”).  The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this annual report, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing may be needed to fund certain contingent payment obligations to Wheaton (as defined below); (2) additional financing needed for the capacity related refund under the Amended and Restated SPA (as defined below) with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2021; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PFS (as defined below); (7) the actual nature, size and grade of its mineral reserves and mineral resources are materially consistent with the mineral reserve and mineral resource estimates reported in the supporting technical reports, including the PFS; (8) labour and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered as the Keno Hill Silver District (the “District” or “KHSD”) project is developed. Other material factors and assumptions are discussed throughout the exhibits attached to this annual report on Form 40-F, including the Corporation’s Annual Information Form filed as Exhibit 99.1.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2021, based upon the close rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.00 = US$1.2678.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2021 filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2021 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.

As a result, the Corporation’s reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Corporation is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Corporation in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in the Corporation’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2021 filed as Exhibit 99.3 concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2021 and 2020, Management’s Report on Internal Control over Financial Reporting, including the report of the Independent Registered Public Accounting Firm (PCAOB ID 271) with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation’s management’s discussion and analysis for the year ended December 31, 2021 is filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

Management, including the CEO and CFO, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2021.

The Corporation is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2021. In this annual report on Form 40-F, the Corporation’s independent registered public accounting firm,

PricewaterhouseCoopers LLP, has provided its opinion as to the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2021.  PricewaterhouseCoopers LLP has also audited the Corporation’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

AUDIT COMMITTEE

Composition and Responsibilities

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide. During the Corporation’s year ended December 31, 2021, the Corporation’s Audit Committee was composed of Terry Krepiakevich, Elaine Sanders and Richard Zimmer, each of whom, in the opinion of the Corporation’s Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

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

Ms. Sanders is the Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. Prior to Trilogy Metals Inc., Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. Ms. Sanders has over 25 years of experience in audit, finance, and accounting with public and private companies and a Bachelor of Commerce degree from the University of Alberta, is a Canadian qualified Chartered Professional Accountant and a Certified Public Accountant in the United States.

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

Audit Committee Financial Experts

During the Corporation’s year ended December 31, 2021, the Board of Directors determined that Mr. Terry Krepiakevich and Ms. Elaine Sanders qualify as the Audit Committee’s “financial experts,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and is “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE Company Guide.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) has served as our Independent Registered Public Accounting Firm for the Corporation in each of the last two years. The fees billed to the Corporation by PwC can be found in the Corporation’s Annual Information Form, filed as Exhibit 99.1 on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In the year ended December 31, 2021, no fees paid to PwC were approved pursuant to the de minimus exception.

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

All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Corporation’s website (as provided below) and will remain available for a twelve-month period and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2021, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it. The Corporation’s Code of Business Conduct and Ethics is located on its website at www.alexcoresource.com.

CASH REQUIREMENTS

The Corporation’s material cash requirements are discussed in management’s discussion and analysis for the fiscal year ended December 31, 2021 filed as Exhibit 99.3 under the heading “Liquidity, Cash Flows and Capital Resources”.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”).  During the year ended December 31, 2021, neither the Corporation nor its subsidiaries operated a mine in the United States, and were not subject to regulation by MSHA under the Mine Act.

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

CONSENT TO SERVICE OF PROCESS

Concurrently herewith, the Corporation is filing an updated Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on March 21, 2022 with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F.

EXHIBITS
99.1	Annual Information Form of the Corporation for the year ended December 31, 2021
99.2	Consolidated Financial Statements for the years ended December 31, 2021 and 2020
99.3	Management’s Discussion and Analysis for the year ended December 31, 2021
CERTIFICATIONS
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
99.8	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
99.9	Consent of Kourosh Tarighi P.Eng.
99.10	Consent of Zach Allwright, P.Eng.
99.11	Consent of Paul Hughes, Ph.D., P.Eng.
99.12	Consent of Hassan Ghaffari, P.Eng.
99.13	Consent of Gilles Arseneau, Ph.D., P.Geo.
99.14	Consent of Cliff Revering, P.Eng.
99.15	Consent of Alan McOnie, FAusIMM
99.16	Consent of Sebastien D. Tolgyesi, P.Eng., P.Geo.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALEXCO RESOURCE CORP.

	By:	/s/ Clynton R. Nauman
	Name:	Clynton R. Nauman
	Title:	Chairman and Chief Executive Officer

Date: March 21, 2022